Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-121407

333-124643

34,183,162 Shares

Class A Common Stock

This is an initial public offering of shares of Class A common stock, which we refer to as common stock, of Lazard Ltd, or “Lazard.” All of the shares of common stock are being sold by Lazard.

Prior to this offering, there has been no public market for the common stock. The common stock has been approved for listing on the New York Stock Exchange under the symbol “LAZ”.

In addition to offering these shares of common stock, Lazard concurrently is offering pursuant to a separate prospectus $287.5 million of equity security units. Lazard LLC also is offering $550 million in principal amount of senior, unsecured notes concurrently in a private placement. The completion of this offering of common stock is subject to the completion of the offering of equity security units and the private placement of the Lazard LLC senior notes and also is subject to satisfaction of the conditions to the separation described in this prospectus. Lazard also intends to sell $150 million of securities that are the same as the equity security units and $50 million of our common stock to a third party in a private placement upon closing of this offering.

See “Risk Factors” beginning on page 27 to read about important factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$25.00	$854,579,050.00
Underwriting discount	$1.25	$42,728,952.50
Proceeds, before expenses, to Lazard	$23.75	$811,850,097.50

To the extent that the underwriters sell more than 34,183,162 shares of common stock, the underwriters have the option to purchase up to an additional 5,127,474 shares of common stock from Lazard at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on May 10, 2005.

Goldman, Sachs & Co.

Citigroup

Lazard

Merrill Lynch & Co.

Morgan Stanley

Credit Suisse First Boston	JPMorgan

Prospectus dated May 4, 2005.

•	Established 1848

•	Presence in 27 cities in 15 countries

•	Executive offices in Paris, London, Milan and New York

Financial Advisory	Asset Management
• 2004 Net Revenue of $655 million • 131 managing directors and 512 other professionals as of December 31, 2004	• 2004 Net Revenue of $417 million • 35 managing directors and 260 other professionals as of December 31, 2004

2004 Net Revenue	Assets Under Management $86 Billion as of December 31, 2004

PROSPECTUS SUMMARY

This is a public offering of Class A common stock of Lazard Ltd, which will be the holding company for the public’s common equity interests in our company. Unless the context otherwise requires, the terms:

•	“Lazard,” “we,” “us” and “our” refer to Lazard Ltd, a newly-formed company incorporated under the laws of Bermuda, and its subsidiaries, including Lazard Group (as defined below) and the businesses, subsidiaries, assets and liabilities that Lazard Group will retain after the completion of the transactions described in this prospectus, and

•	“Lazard Group” refers to Lazard LLC, a Delaware limited liability company that is the current holding company for our businesses, which will be renamed Lazard Group LLC in connection with this offering and in which Lazard Ltd will acquire a controlling interest upon completion of this offering.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. The distribution of this prospectus and sale of these securities in certain jurisdictions may be restricted by law. Persons in possession of this prospectus are required to inform themselves about and observe any such restrictions. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A common stock, which we refer to in this prospectus as our “common stock.” You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

Lazard

We are a preeminent international financial advisory and asset management firm that has long specialized in crafting solutions to the complex financial and strategic challenges of our clients. We serve a diverse set of clients around the world, including corporations, partnerships, institutions, governments and high-net worth individuals. We believe that what sets us apart is our dedication to:

•	competing on the basis of our intellectual (rather than financial) capital, which is personified by our team of highly skilled professionals,

•	demanding excellence and superior quality in all that we do,

•	cultivating long-term, senior-level relationships with clients, through deep roots in local markets,

•	linking together our local offices through a global network of industry expertise,

•	remaining focused on our chosen lines of business to provide the highest degree of expertise and continuous innovation,

•	emphasizing our tradition of integrity in all our dealings, and

•	offering independent, trusted and unbiased advice.

Lazard was founded in 1848, expanded shortly thereafter to provision the needs of the California gold rush, and eventually evolved its business exclusively into financial services. Having recently united the historical New York, Paris and London “Houses” of Lazard under Lazard Group, we operate today from 27 cities in key business and financial centers across 15 countries in Europe, North America, Asia and Australia. We believe that the mix of our activities across business segments, geographic regions, industries and investment strategies helps to diversify and stabilize our revenue stream.

Our Strategic Positioning

We focus primarily on two business segments, Financial Advisory (including our Mergers and Acquisitions and Financial Restructuring practices) and Asset Management. Since January 2002, when new senior management joined our firm, we have made significant reinvestments in the intellectual capital of our business to strengthen ourselves for future growth and profitability. As a result of our strategic initiatives, we believe that we are now positioned such that:

•	Our Mergers and Acquisitions practice is poised to capitalize on any future growth in the mergers and acquisitions market. This practice comprised 44% of our net revenue from continuing operations (as defined below in “—Glossary”) for the year ended December 31, 2004. During the fourth quarter of 2004, we experienced a 28% increase in net revenue as compared to the corresponding period in 2003, which contributed to a 15% increase in net revenue for the full year 2004 as compared to 2003. During the first quarter of 2005, net revenue in this practice increased by 64% in comparison to the first quarter of 2004. Revenue in a particular quarter may not be indicative, however, of future results.

Our Financial Restructuring practice, which comprised 9% of our net revenue from continuing operations for the year ended December 31, 2004, provides counter-cyclical balance to our Mergers and Acquisitions practice. Following the recent economic recovery, and consistent with our expectation, this practice has experienced a 61% cyclical decline in net revenue over the last year. During the first quarter of 2005, net revenue in our Financial Restructuring practice increased 36% in comparison to the first quarter of 2004. Revenue in a particular quarter may not be indicative, however, of future results. With our leading position in this practice area, we believe that we are positioned to benefit from any resurgence in corporate credit defaults and financial distress.

•	Our Asset Management business, which comprised 38% of our net revenue from continuing operations for the year ended December 31, 2004, is benefiting from new strategic and management initiatives. We have recently transitioned the senior management of our largest Asset Management subsidiary to the next generation of leadership. We have been making significant efforts to improve our investment management capabilities and to enhance and expand our platform of traditional and alternative investment products. During 2004, we grew our management and other fees by 25% versus 2003.

Our Business Model

We have a focused business model. We generate Financial Advisory revenue primarily from fees earned upon the closing of mergers and acquisitions, restructurings and other engagements on which we have provided advisory services. We generate Asset Management revenue primarily from investment advisory fees calculated as a percentage of the assets under our management, or “AUM.” Employment costs are our largest expense, a significant portion of which is paid in the form of discretionary bonuses. Our policy will be to set our total compensation and benefits expense, including amounts payable to our managing directors, at a level not to exceed 57.5% of our operating revenue, such that after considering other operating costs, we may realize our operating profit margin goal. For more information on our compensation and benefits expenses, see “Unaudited Pro Forma Financial

Information” and “Risk Factors—Risks Related to the Separation—Our financial performance depends on our ability to achieve our target compensation expense level, and the failure to achieve this target level may materially adversely affect our results of operations and financial position.”

Financial Advisory

Our Financial Advisory business provides advice in connection with a wide range of strategic and financial matters that are typically of great importance to our clients. Our goal is to continue to grow our business by fostering long-term, senior-level relationships with existing and new clients as their independent advisor on strategic transactions such as mergers, acquisitions, restructurings and other financial matters. Our Mergers and Acquisitions services include general strategic advice and transaction-specific advice regarding domestic and cross-border mergers and acquisitions, divestitures, privatizations, special committee assignments, takeover defenses, strategic partnerships, joint ventures and specialized real estate advisory services. We provide advice to managements and boards of directors, business owners, governments, institutions, investors and other interested parties on a worldwide basis. Our dedicated industry specialty groups include: consumer, financial institutions, financial sponsors, healthcare and life sciences, industrial, power and energy, real estate and technology, media and telecommunications. We also currently provide various corporate finance services, such as fund-raising for alternative investment firms and public and private financings.

Our Financial Restructuring practice, which specializes in helping companies in financial distress, is an important strategic component of our Financial Advisory business. We believe we are the leading financial restructuring advisory firm in the world, having advised on most of the largest and highest profile corporate restructurings over the last several years. We believe that we have been able to secure our leading position in this practice area through a combination of our restructuring and industry-related expertise and our independent position. This practice complements our Mergers and Acquisitions practice because it is generally more active when our Mergers and Acquisitions practice is less active. In addition, our Financial Restructuring practice often generates follow-on relationships and assignments that survive the completion of restructuring-related engagements.

In 2004, Financial Advisory net revenue totaled $655 million, accounting for 60% of our net revenue from continuing operations, and was earned from a diverse group of 435 clients. Fifty-four percent of this net revenue was generated in Europe, 45% in North America and 1% in the rest of the world.

Since January 2002, when new senior management joined our firm, our focus in our Financial Advisory business has been on:

•	making a significant reinvestment in our intellectual capital with the addition of many senior professionals who we believe have strong client relationships and industry expertise. We have recruited or promoted 68 new managing directors from January 2002 through December 2004, contributing to a 48% increase, net of departures, in Financial Advisory managing director headcount over that period, with the result that approximately half of our Financial Advisory managing directors have joined our firm or been promoted since January 2002. While we will continue opportunistically to hire outstanding individuals to this practice, we anticipate that our recent managing director expansion program in this practice is now substantially complete,

•	increasing our contacts with existing clients to further enhance our long-term relationships and our efforts in developing new client relationships,

•	expanding the breadth and depth of our industry expertise and adding new practice areas,

•	coordinating our industry specialty groups on a global basis, and

•	broadening our global presence by adding six new regional offices and entering into strategic alliances in new geographies.

As a result, our Financial Advisory practice today consists of an experienced group of advisors with specialties across a wide range of industries and practice areas, operating, we believe, with increased quality and frequency of client contact. We made these investments during a period of financial market weakness, when many of our competitors were reducing senior staffing, to position us to capitalize more fully on any financial services industry recovery. We believe that it generally takes a new managing director from one to two years from the date of hiring to produce revenue at his or her full capacity. As a result, we believe that many of our new managing directors have not yet reached their full revenue generating potential.

In addition to the recent expansion of our Financial Advisory team, we believe that the following external market factors may enable our Financial Advisory practice to benefit from future growth in the global mergers and acquisitions advisory business:

•	increasing demand for independent, unbiased financial advice, and

•	a potential increase in cross-border mergers and acquisitions and large capitalization mergers and acquisitions, two of our areas of historical specialization, which have experienced greater than average declines in recent years.

Asset Management

Our Asset Management business provides investment management and advisory services to institutional clients, financial intermediaries, private clients and investment vehicles around the world. Our goal in our Asset Management business is to produce superior risk-adjusted investment returns and provide investment solutions customized for our clients. As of December 31, 2004, total AUM was $86.4 billion, of which approximately 80% was managed on behalf of institutional clients, including corporations, labor unions, public pension funds, insurance companies and banks, and through sub-advisory relationships, mutual fund sponsors, broker-dealers and registered advisors. As of the same date, approximately 20% of our AUM was managed on behalf of individual client relationships, which are principally with family offices and high-net worth individuals.

Many of our equity investment strategies share an investment philosophy that centers on fundamental security selection with a focus on the trade-off between a company’s valuation and its financial productivity. As of December 31, 2004, 81% of our AUM was invested in equities, 13% in fixed income, 3% in alternative investments, 3% in cash and less than 1% in merchant banking funds. As of the same date, approximately 56% of our AUM was invested in international (i.e., non-U.S.) investment strategies, 23% was invested in global investment strategies and 21% was invested in U.S. investment strategies.

We operate our Asset Management business through two principal subsidiaries, Lazard Asset Management LLC, or “LAM,” in New York, San Francisco, London, Milan, Frankfurt, Hamburg, Tokyo, Sydney and Seoul (aggregating $76.5 billion in total AUM as of December 31, 2004), and Lazard Frères Gestion, or “LFG,” in Paris (aggregating $9.4 billion in total AUM as of December 31, 2004). These operations provide our business with a global presence and a local identity. We also manage $0.5 billion of merchant banking funds.

In 2004, Asset Management net revenue was $417 million, accounting for 38% of our net revenue from continuing operations. Fifty-nine percent of this net revenue was generated in North America, 33% in Europe and 8% in the rest of the world.

Our strategic plan in our Asset Management business is to focus on delivering superior investment performance and client service and broadening our product offerings and distribution in selected areas in order to continue to drive business results. In March 2004, we undertook a senior management transition at LAM to put in place the next generation of leadership and to better position the business to execute our strategic plan. Over the past several years, in an effort to improve LAM’s operations and expand our business, we have:

•	focused on enhancing our investment performance,

•	improved our investment management platform by hiring ten senior equity analysts and filling the newly established position of Head of Risk Management,

•	strengthened our marketing capabilities by establishing a global consultant relations effort aimed at improving our relations with the independent consultants who advise many of our clients on the selection of investment managers,

•	expanded our product platform by “lifting-out” experienced portfolio managers to establish new products in the hedge fund area and in thematic investing, and

•	launched new products such as “Lazard European Explorer,” a European long/short strategy, and “Lazard Global Total Return and Income Fund, Inc.,” a closed-end fund.

We believe that LAM has long maintained an outstanding team of portfolio managers and global research analysts. We intend to maintain and supplement our intellectual capital to achieve our goals. We also believe that LAM’s specific investment strategies, global reach, brand identity and access to multiple distribution channels will allow it to leverage into new investment products, strategies and geographic locations. In addition, we plan to expand our participation in merchant banking activities through investments in new and successor funds.

Competitive Advantages

We attribute our success and distinctiveness to a combination of long-standing advantages from which we and our predecessor partnerships have benefited, including:

•	Experienced People. Our professionals concentrate on solving complex financial problems and executing specialized investment strategies. We strive to maintain and enhance our base of highly talented professionals and pride ourselves on being able to offer clients more senior-level attention than may be available from many of our competitors.

•	Independence. We are an independent firm, free of many of the conflicts that can arise at larger financial institutions as a result of their varied sales, trading, underwriting, research and lending activities. We believe that recent instances of perceived or actual conflicts of interest, and a desire to avoid any potential future conflicts, have increased the demand by managements and boards of directors for trusted, unbiased advice from professionals whose main product is advice.

•	Reputation. Our firm has a brand name with over 150 years of history. We are focused on providing world-class professional advice in complex strategic and financial assignments, utilizing both our global capabilities and deeply rooted, local know-how.

•	Focus. We are focused on two primary businesses—Financial Advisory and Asset Management—rather than on a broad range of financial services. We believe this focus has helped, and will continue to help, us attract clients and recruit professionals who want to work in a firm where these activities are the central focus.

•	Global Presence with Local Relationships. We believe that linking our talented indigenous professionals, deep local roots and industry expertise across offices enables us to be a global firm while maintaining a local identity. We believe this approach enables us to build close, local relationships with our clients and to develop insight into both local and international commercial, economic and political issues affecting their businesses. We do not regard any single jurisdiction as our home country.

•	Balance. Our Financial Advisory business includes both our Mergers and Acquisitions practice and our Financial Restructuring practice, which historically have been counter-cyclical to each other, thus helping to stabilize our revenue stream. Our Asset Management business helps provide further stability, principally because we generate significant recurring client business from year to year. Our revenue is also geographically diversified: in 2004 we derived 50% of our net revenue from continuing operations from offices in North America, 47% from offices in Europe and 3% from offices in the rest of the world.

•	Strong Culture. We believe that our people are united by a desire to be a part of an independent firm in which their activities are at the core and by a commitment to excellence and integrity in their activities. This is reinforced by the significant economic stake our managing directors have in our success. In our opinion, the strength of our many long-term client relationships is a testament to our distinctive culture and approach to providing superior advice to our clients.

Selected Risk Factors

We face a number of competitive challenges and potential risks. See “Risk Factors” for a discussion of the factors you should consider before buying our securities. Some of the more significant challenges and risks include the following:

•	Retention of Our Managing Directors and Other Key Professionals. Our business depends upon our retention and recruitment of talented people, and we face competitive pressures for retaining and recruiting top talent. Because of these competitive pressures and our goal of achieving our target ratio of compensation expense-to-operating revenue, we may not be able to retain our managing directors or recruit new managing directors.

•	Our Results Will Fluctuate. The level and source of our revenue fluctuates from period to period. In particular, despite the improvement in our Mergers and Acquisitions and Asset Management net revenue during 2004 and the first quarter of 2005, these businesses remain subject to cyclical economic and market influences. The cyclical downturn in the financial services industry between 2000 and 2003, the year prior to the recent recovery, in combination with our having undertaken to invest significantly in the intellectual capital of our business commencing in 2002, resulted in substantial declines in our net revenue and net income allocable to members from 2000 to 2004.

•	Dependence on Market Conditions. As a financial services firm, our businesses are materially affected by conditions in the global financial markets and economic conditions throughout the world. The performance of our Financial Advisory business depends, in part, upon the level of merger and acquisition activity and the rate of financial restructurings. The performance of our Asset Management business, including both management and incentive fees that we earn, depend, in part, upon the performance of securities markets generally. As a result, market and economic conditions significantly affect our performance.

•	Retention of Asset Management Clients. In addition to being dependent upon general market conditions, our Asset Management business also is dependent upon performance relative to our competitors. If our AUM underperform relative to our competitors, our clients may withdraw funds from our Asset Management business, which would decrease the amount of AUM upon which we earn management fees.

•	Competition from Other Financial Institutions. The financial services industry is intensely competitive. Many of our competitors have the ability to offer a wide range of products, from loans, deposit-taking and insurance to brokerage, asset management and investment banking services. These competitors have the ability to support their investment banking services, including financial advisory services, with commercial banking, insurance and other financial services revenue. Such cross-subsidization could result in pricing pressure in our businesses.

•	Industry Litigation and Regulation. The financial services industry faces substantial litigation and regulatory risks, and we may face legal liability and damage to our professional reputation if our services are not regarded as satisfactory or do not meet regulatory requirements.

Our Initial Public Offering

We decided to become a public company in order to:

•	incentivize our key employees, who also will be our primary owners, to grow the profitability of our business and enhance our ability to retain and recruit talented professionals,

•	better align the interests of all of our owners by using the net proceeds from this offering, and the net proceeds from the additional financing transactions, primarily to redeem membership interests in our firm held by the historical partners, and

•	provide us with publicly traded securities, which we could use to finance strategic acquisitions in the future.

This offering is a public offering of Class A common stock of Lazard Ltd, which will be the holding company for the public’s common equity interests in Lazard Group. Lazard Group holds our Financial Advisory and Asset Management businesses.

This offering is one of a series of concurrent securities offerings that Lazard Ltd, Lazard Group and one or more of their subsidiaries intend to complete, which other offerings we refer to in this prospectus as the “additional financing transactions.” The additional financing transactions consist of an offering, by means of a separate prospectus, of equity security units, which we refer to in this prospectus as the “ESU offering,” a private placement of senior unsecured notes of Lazard Group, by means of a separate offering memorandum, which we refer to in this prospectus as the “debt offering,” and an investment agreement with IXIS—Corporate & Investment Bank, which we refer to in this prospectus as the “IXIS investment agreement.” This prospectus shall not be deemed to be an offer to sell or a solicitation of an offer to buy any securities offered in the ESU offering or the debt offering or any securities to be acquired pursuant to the IXIS investment agreement. See “Description of Capital Stock—IXIS Investment in Our Common Stock,” “Description of Indebtedness—IXIS Investment in Exchangeable Debt Securities” and “Description of Indebtedness—Lazard Group Senior Notes.”

Our History

Our origins date back to 1848 when our founders, the Lazard brothers, formed Lazard Frères & Co. as a dry goods business in New Orleans, Louisiana, with a combined contribution of $9,000. Shortly thereafter, the Lazard brothers moved to the gold rush town of San Francisco, California, where they opened a business selling imported goods and exporting gold bullion. The business progressively became involved in financial transactions, first with its retail clients and then increasingly with commercial clients. Over time, the business expanded into the banking and foreign exchange businesses.

Seeking to expand operations to Europe, the Lazard brothers opened offices in Paris and London in 1858 and 1870, respectively. By 1876, Lazard’s businesses had become solely focused on providing financial services. In 1880, Alexander Weill, the founding brothers’ cousin, assumed control of Lazard.

Through the early and mid-twentieth century, the three Lazard Houses in London, Paris and New York continued to grow their respective operations independently of each other, with the New York House coming under the leadership of André Meyer in 1944. Under Mr. Meyer and continuing with Felix Rohatyn, the New York House further developed its reputation as a preeminent mergers and acquisitions advisory firm. Michel David-Weill, a descendant of the founding families, joined Lazard Frères et Cie. in Paris in 1956, ascended to a leadership role within the French operations and later moved to the New York House, where he became senior partner in 1977.

Lazard has conducted an asset management business in Paris since 1969, establishing a separate subsidiary, LFG, for those operations in 1995. In 1970, the New York House entered the institutional asset management business by establishing LAM to complement its financial advisory business.

Throughout the twentieth century, Lazard’s Paris and New York Houses were owned by the Houses’ individual partners and by relations of their founders. For much of that period, the London House was majority-owned by Pearson plc, until the sale in 2000 by Pearson of its interests to a predecessor of Eurazeo S.A.

The unification of the Houses of Lazard under a single global firm was completed as of January 3, 2000, with their merger to form Lazard LLC. We believe that this combination has enabled us to offer our clients the benefits of a more unified global firm while preserving the advantages of our century-old, local roots. Bruce Wasserstein joined Lazard in early 2002 as Head of Lazard. Under Mr. Wasserstein’s direction, Lazard has pursued a strategy of growing its Financial Advisory and Asset Management businesses by attracting senior investment bankers and investment advisory professionals to our firm.

Lazard’s history as a preeminent financial advisor has contributed to its ability to secure key advisory roles in some of the most important, complex and recognizable mergers and acquisitions of the last 75 years. Since 1999, we have advised on nearly 1,000 completed mergers and acquisitions, having a cumulative value in excess of $1 trillion. During this period, we have participated in many prominent transactions, advising:

•	MCI, Inc. in evaluating its strategic alternatives, including its announced agreement to engage in a merger,

•	Nextel Communications in its pending merger-of-equals with Sprint Corporation (to create a company with a combined equity market value of approximately $70 billion as of December 15, 2004),

•	Telecom Italia Mobile in its pending €21 billion sale of the remaining public interests to Telecom Italia (integrating Italy’s largest phone carrier and leading mobile operator),

•	Mitsubishi Tokyo Financial Group in its $41 billion acquisition of UFJ Holdings (the first contested transaction among Japanese banks, creating the world’s largest financial institution as measured by assets as of the date of this prospectus),

•	Hollinger International Inc. in its £730 million sale of the Telegraph Group Limited to Press Holdings International (owned by the Barclay brothers) in 2004 (the largest single title newspaper transaction as of the date of this prospectus),

•	Fisher Scientific International Inc. in its $3.7 billion acquisition of Apogent Technologies Inc. in 2004 (creating a leading life sciences business),

•	Bank One Corporation in its $59 billion sale to JPMorgan Chase & Co. in 2004 (creating the second largest bank in the U.S. as of the date of this prospectus),

•	Canary Wharf Group PLC in its £5 billion sale of a majority interest to an investment consortium in 2004 (the largest ever public-to-private transaction for a listed real estate company as of the date of this prospectus),

•	Alcan Inc. in its $7 billion acquisition of Pechiney in 2004 (creating the world’s largest aluminum company based on revenue as of the date of this prospectus),

•	Telecom Italia in its €25 billion sale of minority stockholder interests to Olivetti in 2003 (simplifying the ownership structure of one of Europe’s largest telecommunications firms),

•	Caisse des Dépôts et Consignations in its €16 billion partnership with Group Caisse d’Epargne in 2003 (completing the restructuring of the French public finance sector and creating a major universal bank), and

•	Pfizer Inc. in its $89 billion acquisition of Warner-Lambert Company in 2000 (the largest unsolicited acquisition at the time) and in its $61 billion acquisition of Pharmacia (the largest announced acquisition in 2002).

In recent years, we have been an advisor in most of the largest and highest profile corporate restructurings around the world. Since 1999, we have advised on over 100 in and out-of-court restructurings comprising in excess of $300 billion of debt restructured. Our restructuring assignments have included, in the U.S., WorldCom Inc. ($38 billion of debt) and Reliant Resources ($9 billion of debt), in Italy, Parmalat ($27 billion of debt), in the U.K., Marconi Corporation plc ($8 billion of debt), in France and the U.K., Eurotunnel plc ($12 billion of debt) and in Korea, Daewoo ($50 billion of debt).

We were incorporated in Bermuda on October 25, 2004. Our registered office in Bermuda is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, with a general telephone number of (441) 295-1422. Our principal executive offices are located in the U.S. at 30 Rockefeller Plaza, New York, New York 10020, with a general telephone number of (212) 632-6000, in France at 121 Boulevard Haussmann, 75382 Paris Cedex 08, with a general telephone number of 33-1-44-13-01-11, in the U.K. at 50 Stratton Street, London W1J 8LL, with a general telephone number of 44-207-187-2000 and in Italy at via Dell’Orso 2, 20121 Milan, with a general telephone number of 39-02-723121. In total, we maintain offices in 27 cities worldwide. We maintain an Internet site at www.lazard.com. Our website and the information contained on that site, or connected to that site, are not incorporated into this prospectus, and you should not rely on any such information in making your decision whether to purchase our securities.

Lazard’s Organizational Structure

Lazard Ltd is a Bermuda holding company. After completion of this offering, Lazard Ltd will have no material assets other than indirect ownership of approximately 37.5% of the common membership interests of Lazard Group, the Delaware limited liability company that holds our business. The remaining 62.5% of Lazard Group’s common membership interests will be held by LAZ-MD Holdings, a holding company that will be owned by current and former managing directors of Lazard Group. The Lazard Group common membership interests held by LAZ-MD Holdings will be effectively exchangeable over time on a one-for-one basis for shares of our common stock, as described in “The Separation and Recapitalization Transactions and the Lazard Organizational Structure.”

Lazard Ltd will hold a controlling interest in, and consolidate the financial statements of, Lazard Group. LAZ-MD Holdings’ ownership interests in Lazard Group will be accounted for as a minority interest in our consolidated financial results after this offering.

Lazard Group distributions will be allocated to holders of Lazard Group common membership interests on a pro rata basis. As we will indirectly hold approximately 37.5% of the outstanding Lazard Group common membership interests through wholly-owned subsidiaries immediately after this offering, we will receive approximately 37.5% of the aggregate distributions in respect of the Lazard Group common membership interests.

Our stockholders will experience significant dilution upon the completion of this offering, since we will use the net proceeds of this offering and the additional financing transactions primarily to recapitalize Lazard Group, which transaction we refer to in this prospectus as the “recapitalization.” As part of the recapitalization, Lazard Group will use the proceeds from this offering and the additional financing transactions primarily to redeem outstanding membership interests of its historical partners. See “Dilution” and “Use of Proceeds.”

Prior to completing the recapitalization, Lazard Group will transfer its capital markets business, which consists of equity, fixed income and convertibles sales and trading, broking, research and underwriting services, its merchant banking fund management activities other than its existing merchant banking business in France and specified non-operating assets and liabilities, to LFCM Holdings. We refer to these businesses, assets and liabilities as the “separated businesses” and these transfers collectively as the “separation.” For a more detailed description of the separation and the separated businesses, see “The Separation and Recapitalization Transactions and the Lazard Organizational Structure,” “Certain Relationships and Related Transactions—Relationship with LAZ-MD Holdings and LFCM Holdings—Master Separation Agreement” and “Risk Factors—Risks Related to the Separation.”

Except as otherwise expressly noted, this prospectus describes Lazard Group’s business as if the separation were complete for all purposes and for all periods described. The historical consolidated financial data of Lazard Group included in this prospectus, however, reflect the historical results of operations and financial position of Lazard Group, including the separated businesses. In addition to other adjustments, the pro forma financial data included in this prospectus reflect financial data for Lazard Group and Lazard Ltd giving effect to the separation, as well as other adjustments made as a result of this offering and the additional financing transactions.

Each share of our common stock will entitle its holder to one vote per share. The share of our Class B common stock is intended to allow our managing directors to individually vote in proportion to their indirect economic interests in us. This will be effected by LAZ-MD Holdings, which holds our Class B common stock, entering into a stockholders’ agreement with its members pursuant to which the members individually will be entitled to direct LAZ-MD Holdings how to vote their proportionate interest in our Class B common stock on an as-if-exchanged basis. This means that if a member held a LAZ-MD Holdings exchangeable interest that was effectively exchangeable for 1,000 shares of our common stock, that member would be entitled to direct LAZ-MD Holdings how to vote 1,000 votes represented by our Class B common stock. Our Class B common stock will be entitled, on all matters submitted to a vote of the stockholders of Lazard Ltd, to the number of votes equal to the number of shares of our common stock that would be issuable if all of the then outstanding Lazard Group common membership interests issued to LAZ-MD Holdings were exchanged for shares of our common stock. We refer to this stockholders’ agreement as the “LAZ-MD Holdings stockholders’ agreement.” Immediately after this offering, our Class B common stock will have 62.5% of the voting power of our company, which percentage will decrease proportionately as Lazard Group common membership interests are exchanged for shares of our common stock. In order to seek to avoid the possibility that LAZ-MD Holdings would be deemed to be an “investment company” for purposes of the U.S. Investment Company Act of 1940, as amended, or the “Investment Company Act,” the voting power of our outstanding Class B common stock will, however, represent no less than 50.1% of the voting power of our company until December 31, 2007. In addition, the board of directors of LAZ-MD Holdings will have the ability to vote the entire voting interest represented by our Class B common stock in its discretion if the LAZ-MD Holdings board of directors determines that it is in the best interests of LAZ-MD Holdings.

Our public stockholders, including IXIS and our Chief Executive Officer, who has elected to exchange his historical partner interests for shares of our common stock, initially will hold all of the outstanding shares of our common stock, representing approximately 37.5% of the voting power in Lazard Ltd and 100% of Lazard Ltd’s capital stock on an economic basis. The Class B common stock will not have any economic rights in Lazard Ltd. As noted above, Lazard Ltd will hold approximately 37.5% of the Lazard Group common membership interests immediately after this offering, entitling our company to an equivalent percentage of any distributions made by Lazard Group in respect of its common membership interests. The remaining approximately 62.5% of Lazard Group common membership interests outstanding immediately after this offering will be held by LAZ-MD Holdings, entitling LAZ-MD Holdings to an equivalent percentage of any distributions made by Lazard Group in respect of its common membership interests.

The graphic below illustrates our expected pro forma ownership structure immediately following completion of this offering, assuming no exercise of the underwriters’ over-allotment option. The graphic below does not display all of the subsidiaries of Lazard Ltd, Lazard Group and LAZ-MD Holdings (including those through which Lazard Ltd holds its interests in Lazard Group), all of the minority interests in Lazard Group (including the participatory interests to be granted to managing directors) or other securities we expect to issue or grant in connection with the additional financing transactions. The “Public Stockholders” caption on the graphic below includes shares of common stock that will be issued to IXIS pursuant to the IXIS investment agreement and to our Chief Executive Officer, who has elected to exchange his historical partner interests for shares of our common stock. For a more detailed graphic, we refer you to “The Separation and Recapitalization Transactions and the Lazard Organizational Structure” and, for a further discussion of minority interests, to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures and Indicators—Minority Interest.”

The working members will receive, in exchange for their interests in Lazard Group, membership interests in LAZ-MD Holdings, including LAZ-MD Holdings exchangeable interests, in connection with the separation and recapitalization transactions. These LAZ-MD Holdings exchangeable interests are effectively exchangeable for shares of our common stock on the eighth anniversary of this offering. In addition, the LAZ-MD Holdings exchangeable interests held by our working members who continue to provide services to us or LFCM Holdings will, subject to certain conditions, generally be effectively exchangeable for shares of our common stock in equal increments on and after each of the third, fourth and fifth anniversaries of this offering. LAZ-MD Holdings and certain subsidiaries of Lazard Ltd (which will effect the exchanges), with the consent of the Lazard Ltd board of directors, also have the right to cause the holders of LAZ-MD Holdings exchangeable interests to exchange all such remaining interests during the 30-day period following the ninth anniversary of this offering and under certain other circumstances. Upon full exchange of the LAZ-MD Holdings exchangeable interests for shares of our common stock, the Class B common stock would cease to be outstanding, and all of the Lazard Group common membership interests formerly owned by LAZ-MD Holdings would be owned indirectly by Lazard Ltd. See “Certain Relationships and Related Transactions—Relationship with LAZ-MD Holdings and LFCM Holdings—Master Separation Agreement—LAZ-MD Holdings Exchangeable Interests.”

In connection with the separation and recapitalization transactions, our managing directors who are managing directors of LAM will retain their equity interests and phantom equity rights in LAM, which we refer to in this prospectus as “LAM equity units,” and, accordingly, will not hold any membership interests in LAZ-MD Holdings. For a discussion of the LAM equity units, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Key Financial Measures and Indicators—Minority Interest.”

We intend to undertake several transactions concurrently with this offering, including the additional financing transactions, in order to establish this organizational structure and effect the recapitalization of Lazard Group. For more information about these transactions, see “The Separation and Recapitalization Transactions and the Lazard Organizational Structure.” Under the terms of the master separation agreement that we intend to enter into regarding the separation, we may withdraw the proposed transactions, including this offering, without liability at any time prior to the time that this offering is effected. See “Certain Relationships and Related Transactions—Relationship with LAZ-MD Holdings and LFCM Holdings—Master Separation Agreement” and “Risk Factors—Risks Related to the Separation.”

Material U.S. Federal Income Tax and Bermuda Tax Considerations

Lazard Ltd is not subject to any Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax. In addition, under current Bermuda law, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our stockholders in respect of our common stock.

We intend to operate our business so that, with respect to our common shares, each stockholder will generally be required to report on its U.S. federal income tax return only the amount of cash actually distributed to such stockholder. Lazard Ltd, the parent holding company, has made an election to be treated as a partnership for U.S. federal income tax purposes. As a result, each stockholder will be required to report on its income tax return its allocable share of Lazard Ltd’s income, gains, losses and deductions.

Because Lazard Ltd is a partnership for U.S. federal income tax purposes, Lazard Ltd itself will not pay any U.S. federal income tax, although Lazard Ltd’s U.S. subsidiaries generally will be subject to U.S. federal income tax on a net income basis on their share of the income of Lazard Group and its subsidiaries, and Lazard Ltd’s non-U.S. subsidiaries generally will be subject to U.S. federal income tax on a net income basis on the income of Lazard Group and its subsidiaries that is “effectively connected” with their conduct of a trade or business in the U.S.

For additional information concerning the material tax consequences of investing in our common shares, see “Material U.S. Federal Income Tax and Bermuda Tax Considerations.”

Relationship with LAZ-MD Holdings and LFCM Holdings

In addition to LAZ-MD Holdings’ equity and voting interests in Lazard Ltd and Lazard Group as described above in “—Lazard’s Organizational Structure,” we will have ongoing relationships with LAZ-MD Holdings and LFCM Holdings and its subsidiaries after the separation and this offering, including several agreements with LAZ-MD Holdings and LFCM Holdings that are intended to define and regulate Lazard’s ongoing relationship with LAZ-MD Holdings and LFCM Holdings after the separation and this offering. For a further discussion, see “Certain Relationships and Related Transactions—Relationship with LAZ-MD Holdings and LFCM Holdings.”

Bermuda Law

The Companies Act 1981 of Bermuda, as amended, which we refer to in this prospectus as the “Companies Act,” which applies to Lazard Ltd, differs in certain material respects from laws generally applicable to U.S. corporations and their stockholders. These differences include:

•	Voting rights of stockholders. Under Bermuda law, voting rights of stockholders are regulated by the company’s bye-laws and, in certain circumstances, the Companies Act. While we have generally sought to provide for voting rights that are similar to those of a Delaware corporation, our bye-laws and Bermuda law contain selected provisions that differ from what would require a stockholder vote in a Delaware corporation. For example, at any annual or general meeting of our stockholders, two or more persons present in person and generally representing greater than 50% of the votes are required to form a quorum for the transaction of business. Generally, except as otherwise provided in the bye-laws, any action or resolution requiring approval of the stockholders may be passed by a simple majority of votes cast. Delaware law provides that a majority of the shares entitled to vote constitutes a quorum at a meeting of stockholders. For a Delaware corporation, in matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, the affirmative vote of the majority is required for stockholder action, and the affirmative vote of a plurality is required for the election of directors.

In Bermuda, mergers and amalgamations (other than between certain affiliated companies) generally require the approval of a company’s board of directors and, unless the company’s bye-laws provide otherwise, the approval of 75% of the stockholders. Our bye-laws provide that a merger or an amalgamation (other than with a wholly owned subsidiary) approved by our board of directors must be approved by a majority of the combined voting power of all of the shares voting together as a single class. In Delaware, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.

•	The ability of a company to pay dividends. Under the Companies Act, we may declare or pay a dividend or make a distribution out of distributable reserves only if we have reasonable grounds for believing that we are, or would after the payment be, able to pay our liabilities as they become due and if the realizable value of our assets would thereby not be less than the aggregate of our liabilities and issued share capital and share premium accounts. A Delaware company, subject to any restrictions contained in the company’s certificate of incorporation, may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year, but the company may not pay dividends out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

•	Stockholders’ ability to call meetings. Bermuda law provides that a special general meeting must be called upon the request of stockholders holding not less than 10% of the paid-up share capital of the company carrying the right to vote. Delaware law permits the certificate of incorporation of a Delaware corporation to bar stockholder ability to call a special meeting.

•	Access to books and records by the general public and stockholders. Members of the general public have the right to inspect the public documents of a Bermuda company available at the office of the Registrar of Companies in Bermuda. Delaware law permits any stockholder to inspect or obtain copies of a corporation’s stockholder list and its other books and records for any purpose reasonably related to such person’s interest as a stockholder.

•	Duties of directors. Under Bermuda law, the duties of directors and officers of a company are generally owed to the company only. In exercising their powers, directors of a Delaware corporation are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders.

•	The scope of indemnification available to directors and officers. The Companies Act provides that a Bermuda company may indemnify its directors and officers in respect of any loss arising or liability attaching to them as a result of any negligence, default or breach of trust of which they may be guilty in relation to the company in question, but any provision indemnifying a director or officer (other than in an action by or in the right of the corporation) against any liability which would attach to him or her in respect of his or her fraud or dishonesty will be void. Under Delaware law, a corporation may indemnify its director or officer against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if such director or officer (i) acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and (ii) with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The Bermuda Monetary Authority has classified us as a non-resident of Bermuda for exchange control purposes. Accordingly, the Bermuda Monetary Authority does not restrict our ability to engage in transactions in currencies other than Bermuda dollars, to transfer funds in and out of Bermuda or to pay dividends to non-Bermuda residents who are stockholders, other than in Bermuda dollars. We have received consent under the Exchange Control Act 1972 from the Bermuda Monetary Authority for the issue and transfer of the common stock to and between non-residents of Bermuda for exchange control purposes, provided that our shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange, or the “NYSE.” This prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In granting such consent and in accepting this prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

For more information on the rights under the Companies Act, including where relevant, information on Lazard Ltd’s bye-laws, and a comparison to Delaware corporate law, see “Description of Capital Stock—Delaware Law” and “Certain Relationships and Related Transactions—Certain Relationships with Our Directors, Executive Officers and Employees—Director and Officer Indemnification.”

The Offering

Common stock offered by Lazard Ltd(a)	34,183,162 shares

Capital stock to be outstanding

    immediately following this offering:

Class A common stock(b)	37,500,000 shares

Class B common stock	1 share

Lazard Group common membership

    interests to be outstanding

    immediately after the offering:

Owned by Lazard Ltd	37,500,000 interests

Owned by LAZ-MD Holdings(c)	62,500,000 interests

Total	100,000,000 interests

Additional Financing Transactions

Concurrently with this offering, Lazard Ltd, Lazard Group or one or more of their subsidiaries intend to sell additional securities in the ESU offering, the debt offering and pursuant to the IXIS investment agreement to raise estimated net proceeds of approximately $1.0 billion. The completion of the additional financing transactions and this offering will be conditioned upon the completion of each of the other financings. None of this offering, the ESU offering or the debt offering, however, is conditioned upon the completion of the transactions contemplated by the IXIS investment agreement.

(a)	Excludes all of the 5,127,474 shares of common stock that may be purchased by the underwriters pursuant to the exercise of the underwriters’ over-allotment option. Unless specifically noted, information in this prospectus does not give effect to the possible exercise, in whole or in part, of the underwriters’ over-allotment option.
(b)	Includes (1) the 34,183,162 shares of common stock to be sold pursuant to this offering, (2) the 2,000,000 shares of common stock to be sold to IXIS as part of the additional financing transactions and (3) the 1,316,838 shares of common stock to be issued to our Chief Executive Officer in exchange for his historical partner interests, but excludes (a) 62,500,000 shares of our common stock that will be issuable in connection with future exchanges of common membership interests in Lazard Group held by LAZ-MD Holdings, which Lazard Group common membership interests will be effectively exchangeable for shares of our common stock on a one-for-one basis, (b) up to 17,500,000 shares of our common stock issuable in connection with the equity security units that we expect to issue in the ESU offering and pursuant to the IXIS investment agreement and (c) 25,000,000 shares of our common stock reserved for issuance, none of which will have been granted or be subject to awards immediately following this offering, in connection with our equity incentive plans. If, immediately following this offering, LAZ-MD Holdings exchanged all of its Lazard Group common membership interests, LAZ-MD Holdings would own 62,500,000 shares of our common stock, representing approximately 62.5% of our outstanding common stock (approximately 59.5% if the underwriters’ over-allotment option is exercised in full). See “Description of Capital Stock.”
(c)	The Lazard Group common membership interests held by LAZ-MD Holdings will be effectively exchangeable over time, on a one-for-one basis, for shares of our common stock, as described in “The Separation and Recapitalization Transactions and the Lazard Organizational Structure.” In connection with this offering, the number of Lazard Group common membership interests owned by LAZ-MD Holdings will be set to equal the difference between (1) 100,000,000 and (2) the number of Lazard Group common membership interests owned by Lazard Ltd (which will equal the number of shares of Lazard Ltd common stock outstanding following this offering) before giving effect to the possible exercise of the underwriters’ over-allotment option, the exercise of which would have no additional effect on the number of Lazard Group common membership interests to be owned by LAZ-MD Holdings.

IXIS Investment Agreement

Under the IXIS investment agreement, IXIS—Corporate & Investment Bank, which we refer to in this prospectus as “IXIS” and which is a subsidiary of Caisse Nationale des Caisses d’Epargne, has agreed to purchase an aggregate of $200 million of our securities concurrently with this offering, $150 million of which will be debt securities of a financing subsidiary that will be effectively exchangeable into shares of our common stock, which we refer to in this prospectus as the “IXIS ESU placement,” and $50 million of which will be shares of our common stock. The exchangeable securities issued in connection with the IXIS ESU placement will be the same as the equity security units issued in the ESU offering. The price per security to be paid by IXIS will be equal, in the case of shares of our common stock, to the price per share in this offering and, in the case of equity security units, the price per unit in the ESU Offering. See “Description of Capital Stock—IXIS Investment in Our Common Stock” and “Description of Indebtedness—IXIS Investment in Exchangeable Debt Securities.”

ESU Offering

Concurrently with this offering, we will offer, by means of a separate prospectus, equity security units for an aggregate offering amount of $287.5 million. Each unit will consist of (a) a contract which will obligate holders to purchase, and Lazard Ltd to sell, on May 15, 2008, a number of newly issued shares of our common stock equal to a settlement rate based on the trading price of our common stock during a period preceding that date and (b) a 1/40, or 2.5%, ownership interest in a senior note of Lazard Group Finance LLC, which we refer to in this prospectus as “Lazard Group Finance,” with a principal amount of $1,000.

We will make quarterly contract adjustment payments on the purchase contracts, subject to our right to defer these payments. In general, during any period in which we defer contract adjustment payments, we cannot declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of our capital stock.

The senior notes of Lazard Group Finance will be senior obligations of Lazard Group Finance. The notes will mature on May 15, 2035, or on such earlier date as we may elect in connection with the remarketing. In no event, however, will we reset the maturity date to be prior to May 15, 2010. Lazard Group Finance will use the net proceeds from the ESU offering to purchase the senior notes from Lazard Group. The Lazard Group notes will be pledged to secure the obligations of Lazard Group Finance under the senior notes. The ability of Lazard Group

Finance to pay its obligations under the senior notes depends on its ability to obtain interest and principal payments on the Lazard Group notes.

Upon a remarketing of the senior notes, in which the applicable interest rate, payment dates and maturity date on the notes will be reset and the notes remarketed, the interest rate, payment dates and maturity date on the Lazard Group notes also will be reset on the same terms such that the interest rate, payment dates and maturity date on the Lazard Group notes are the same as those for the senior notes. See “Description of the Equity Security Units.”

Debt Offering

Concurrently with this offering, we are privately placing senior notes to be issued by Lazard Group, which we refer to in this prospectus as the “Lazard Group senior notes,” for an aggregate offering amount of $550 million. The Lazard Group senior notes are being offered only to qualified institutional buyers in an offering exempt from the registration requirements of the Securities Act. See “Description of Indebtedness—Lazard Group Senior Notes.”

Use of Proceeds

We will use the net proceeds from this offering, as well as the net proceeds from the additional financing transactions, primarily to redeem membership interests held by the historical partners, through the transactions described below.

By Lazard Ltd

Based upon the initial public offering price of $25.00 per share, we will receive net proceeds from our sale of common stock in this offering of approximately $789 million after deducting underwriting discounts and commissions and estimated expenses. We will contribute all of the net proceeds of this offering to Lazard Group in exchange for the issuance of 34,183,162 common membership interests in Lazard Group, and for our controlling interest in Lazard Group. The price of each of the Lazard Group common membership interests that we acquire will equal the amount of net proceeds per share received by Lazard Ltd.

By Lazard Group

Lazard Group will use the net proceeds from the sale of the common membership interests to Lazard Ltd, along with the net proceeds of the additional financing transactions, primarily to redeem all of the classes of membership interests held by the historical partners for an aggregate redemption price of approximately $1.6 billion. In addition, $150 million of additional net proceeds will be transferred to LAZ-MD Holdings and LFCM Holdings. These funds will be available to fund the operating requirements of the separated businesses, LAZ-MD Holdings’ obligation to redeem its capital interests over time pursuant to the terms of the retention agreements with our managing directors and the managing directors of LFCM Holdings and for general corporate purposes. The remaining amounts of net proceeds will be retained by Lazard Group for its general corporate purposes, including the expected repayment of $50 million in aggregate principal amount of 7.53% Senior Notes due 2011 issued by a wholly-owned subsidiary of Lazard Group.

Voting Rights

Each share of our common stock will entitle its holder to one vote per share. The share of our Class B common stock is intended to allow our managing directors to individually vote in proportion to their indirect economic interests in us. Pursuant to the LAZ-MD Holdings stockholders’ agreement, the members of LAZ-MD Holdings will individually be entitled to direct LAZ-MD Holdings how to vote their proportionate interest in our Class B common stock on an as-if-exchanged basis. The single share of Class B common stock held by LAZ-MD Holdings will be entitled to 62,500,000 votes (representing approximately 62.5% of the voting power in our company), which is the number of Lazard Group common membership interests held by LAZ-MD Holdings immediately after the separation and recapitalization transactions. Specifically, on all matters submitted to a vote of our stockholders, the single share of Class B common stock held by LAZ-MD Holdings will entitle LAZ-MD Holdings to the number of votes equal to the number of shares of our common stock that would be issuable if all of the then outstanding Lazard Group common membership interests issued to LAZ-MD Holdings were exchanged for shares of our common stock on the applicable record date. The voting power of the Class B share will decrease proportionately as Lazard Group common membership interests are exchanged for shares of our common stock. In order to seek to avoid the possibility that LAZ-MD Holdings would be deemed to be an “investment company” for purposes of the Investment Company Act, the voting power of our outstanding Class B common stock will, however, represent no less than 50.1% of the voting power of our company until December 31, 2007. See “The Separation and Recapitalization Transactions and the Lazard Organizational Structure” and “Description of Capital Stock.” For a description of the LAZ-MD Holdings stockholders’ agreement addressing how LAZ-MD Holdings will vote its share of Class B common stock, see “Certain Relationships and Related Transactions—LAZ-MD Holdings Stockholders’ Agreement.”

Economic Rights	Pursuant to our bye-laws, each share of our common stock is entitled to equal economic rights. However, the Class B common stock will have no rights to dividends or any liquidation preference.

Dividend Policy

We currently intend to declare quarterly dividends on all outstanding shares of our common stock and expect our initial quarterly dividend to be approximately $0.09 per share, payable in respect of the second quarter of 2005 (to be prorated for the portion of that quarter following the closing of this offering).

The declaration of this and any other dividends and, if declared, the amount of any such dividend, will be subject to our actual future earnings, cash flow and capital requirements, the amount of distributions to us from Lazard Group and the discretion of our board of directors. For a discussion of the factors that will affect the determination by our board of directors to declare dividends, see “Dividend Policy.”

Risk Factors	For a discussion of factors you should consider before buying shares of common stock, see “Risk Factors.”

NYSE Symbol	LAZ

Summary Consolidated Financial Data

The following table sets forth the historical summary consolidated income statement data for Lazard Group, including the separated businesses, for all periods presented. The table also presents certain pro forma consolidated financial data for Lazard Group and Lazard Ltd.

The historical financial statements do not reflect what our results of operations and financial position would have been had we been a stand-alone, public company for the periods presented. Specifically, our historical results of operations do not give effect to the matters set forth below.

•	The separation, which is described in more detail in “The Separation and Recapitalization Transactions and the Lazard Organizational Structure” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

•	Payment for services rendered by Lazard Group’s managing directors, which, as a result of Lazard Group operating as a limited liability company, historically has been accounted for as distributions from members’ capital, or in some cases as minority interest, rather than as employee compensation and benefits expense. As a result, Lazard Group’s operating income historically has not reflected payments for services rendered by its managing directors. After this offering, we will include all payments for services rendered by our managing directors to us in employee compensation and benefits expense.

•	U.S. corporate federal income taxes, since Lazard Group has operated in the U.S. as a limited liability company that was treated as a partnership for U.S. federal income tax purposes. As a result, Lazard Group’s income has not been subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners. Outside the U.S., Lazard Group historically has operated principally through subsidiary corporations and has been subject to local income taxes. Income taxes shown on Lazard Group’s historical consolidated statements of income are attributable to taxes incurred in non-U.S. entities and to the New York City Unincorporated Business Tax, or “UBT,” attributable to Lazard Group’s operations apportioned to New York City.

•	Minority interest expense reflecting LAZ-MD Holdings’ ownership of approximately 62.5% of the Lazard Group common membership interests outstanding immediately after this offering and the separation and recapitalization transactions.

•	The use of proceeds from this offering and the additional financing transactions.

•	The net incremental expense related to the additional financing transactions.

The unaudited pro forma data set forth below are derived from the unaudited pro forma condensed financial statements included elsewhere in this prospectus. The data reflect the separation and recapitalization transactions and the completion of this offering and the additional financing transactions as if they had occurred as of January 1, 2004, and are included for informational purposes only and do not purport to represent what our results of operations would actually have been had we operated as a separate, independent company during the period presented, nor does the pro forma data give effect to any events other than those discussed above and in the related notes. As a result, the pro forma operating results are not necessarily indicative of the operating results for any future period. See “Unaudited Pro Forma Financial Information” included elsewhere in this prospectus.

The historical consolidated statements of income data for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 have been derived from Lazard Group’s consolidated financial statements audited by Deloitte & Touche LLP, an independent registered public accounting firm. The audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 are included elsewhere in this prospectus. The audited consolidated financial statements for the years ended December 31, 2000 and 2001 are not included in this prospectus. Historical results are not necessarily indicative of results for any future period.

The summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Information” and Lazard Group’s historical consolidated financial statements and related notes included elsewhere in this prospectus. See also “The Separation and Recapitalization Transactions and the Lazard Organizational Structure.”

Summary Consolidated Financial Data

	For the Year Ended December 31,						For the Year Ended December 31, 2004, Pro Forma
	2000	2001	2002	2003	2004		Lazard Group		Lazard Ltd
	($ in thousands, except per share data)
Historical and Pro Forma Consolidated Statement of Income Data
Net Revenue:
Financial Advisory (a)	$766,856	$551,356	$532,896	$690,967	$655,200		$655,200		$655,200
Asset Management (b)	457,124	410,237	454,683	350,348	417,166		417,166		417,166
Corporate (c)	32,817	(14,291)	4,391	6,535	13,839		(41,932)		(41,932)
Capital Markets and Other	296,003	224,753	174,309	135,534	188,100		—		—

Net Revenue (d)	1,552,800	1,172,055	1,166,279	1,183,384	1,274,305		1,030,434	(f)	1,030,434	(f)
Employee Compensation and Benefits	570,064	524,417	469,037	481,212	573,779		637,050		637,050
Other Operating Expenses	306,339	288,676	321,197	312,818	342,764		259,323		259,323

Total Operating Expenses	876,403	813,093	790,234	794,030	916,543		896,373		896,373

Operating Income	676,397	358,962	376,045	389,354	357,762		134,061	(g)	134,061	(g)
Income Allocable to Members Before Extraordinary Item	558,708	305,777	297,447	250,383	241,467		101,048
Net Income Allocable to Members	558,708	305,777	297,447	250,383	246,974	(e)	101,048	(h)

Net Income									31,793	(i)

Pro Forma Basic Net Income Per Share (j)									$0.85
Pro Forma Diluted Net Income Per Share (j)									$0.85
Pro Forma Basic Weighted Average Common Shares (j)									37,500,000
Pro Forma Diluted Weighted Average Common Shares (j)									100,000,000

Other Lazard Group Historical Data
Dollar Value of Mergers and Acquisitions (“M&A”) Deals Completed ($ in millions) (k)	$383,061	$154,848	$86,512	$187,426	$187,144
Number of M&A Deals Completed Greater than $1 Billion (l)	47	29	21	29	30
Assets Under Management ($ in millions):
Ending	$79,510	$73,108	$63,685	$78,371	$86,435
Average (m)	81,147	75,705	68,356	66,321	80,261
Managing Director Headcount (as of the end of each period):
Financial Advisory	100	88	103	118	131
Asset Management	15	19	19	24	35
Corporate (including limited managing directors)	12	18	18	18	19
Capital Markets and Other	20	20	20	22	22

Total	147	145	160	182	207

Notes ($ in thousands):

(a) Financial Advisory net revenue consists of the following:
	For the Year Ended December 31,						For the Year Ended December 31, 2004 Pro Forma
	2000	2001	2002	2003	2004		Lazard Group		Lazard Ltd
M&A	$724,550	$492,083	$393,082	$419,967	$481,726		$481,726		$481,726
Financial Restructuring	34,100	55,200	124,800	244,600	96,100		96,100		96,100
Other Financial Advisory	8,206	4,073	15,014	26,400	77,374		77,374		77,374

Financial Advisory Net Revenue	$766,856	$551,356	$532,896	$690,967	$655,200		$655,200		$655,200

(b) Asset Management net revenue consists of the following:
	For the Year Ended December 31,						For the Year Ended December 31, 2004 Pro Forma
	2000	2001	2002	2003	2004		Lazard Group		Lazard Ltd
Management and Other Fees	$405,124	$386,237	$381,256	$312,123	$389,812		$389,812		$389,812
Incentive Fees	52,000	24,000	73,427	38,225	27,354		27,354		27,354

Asset Management Net Revenue	$457,124	$410,237	$454,683	$350,348	$417,166		$417,166		$417,166

(c)	“Corporate” includes interest income (net of interest expense), investment income from certain long-term investments and net money market revenue earned by Lazard Frères Banque SA, which we refer to in this prospectus as “LFB.”
(d)	Net revenue is presented after reductions for dividends relating to Lazard Group’s mandatorily redeemable preferred stock issued in March 2001. Preferred dividends are reflected in corporate net revenue and amounted to $6,312, $8,000, $8,000, and $8,000 in the years ended December 31, 2001, 2002, 2003 and 2004, respectively. With respect to the pro forma data for the year ended December 31, 2004, preferred dividends have been eliminated as the mandatorily redeemable preferred stock will be redeemed with the net proceeds from this offering and the additional financing transactions.
(e)	Net income allocable to members for the year ended December 31, 2004 is shown after an extraordinary gain of approximately $5,507 related to the January 2004 acquisition of the assets of Panmure Gordon.
(f)	Represents net revenue after giving effect to the separation and recapitalization and the net incremental interest expense related to the additional financing transactions. Net incremental interest expense amounts are estimated to be $55,771, the details of which are set forth below:

	Principal Amount	Interest Rate	Increase (Decrease) in Interest Expense
Addition of new interest expense:
Lazard Group senior notes	$550,000	7.125%	$39,188
Lazard Group senior notes amortization of original issue discount			43
Lazard Group Finance senior notes underlying equity security units	437,500	6.12%	26,775
Accretion on the estimated present value of contract adjustment payments on the forward purchase contracts sold			325
Amortization of an estimated $9,070 of capitalized debt issuance costs			1,205

Sub-total			67,536
Reduction of existing interest expense:
Senior Notes due 2011	50,000	7.53%	(3,765)
Mandatory redeemable preferred stock	100,000	8.00%	(8,000)

Sub-total			(11,765)

Net incremental interest expense			$55,771

(g)	Represents operating income after giving effect to the separation and recapitalization, including the pro forma adjustments related to this offering and the additional financing transactions and to employee compensation and benefits expense. See “Unaudited Pro Forma Financial Information.”
(h)	Represents Lazard Group net income after giving effect to the adjustments described in notes (f) and (g) above and a provision for estimated income taxes related thereto at the estimated effective tax rate for the applicable period. Lazard Group operates in the U.S. as a limited liability company that is treated as a partnership for U.S. federal income tax purposes. As a result, Lazard Group’s income has not been subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners. Outside the U.S., Lazard Group historically has operated principally through subsidiary corporations and has been subject to local income taxes. Income taxes shown on Lazard Group’s historical consolidated statements of income are attributable to taxes incurred in non-U.S. entities and to UBT attributable to Lazard Group’s operations apportioned to New York City.
(i)	Represents Lazard Ltd’s consolidated net income after giving effect to the adjustments described in notes (f), (g) and (h) above and after minority interest expense, which will be recorded to reflect LAZ-MD Holdings’ ownership of Lazard Group common membership interests. Lazard Ltd’s consolidated net income also includes an adjustment to income taxes based on an estimated pro forma effective tax rate. See “Risk Factors—Risks Related to Our Business—In the event of a change or adverse interpretation of relevant income tax law, regulation or treaty, or a failure to qualify for treaty benefits, our overall tax rate may be substantially higher than the rate used for purposes of our pro forma financial statements.”
(j)	Calculated after giving effect to the adjustments as described in note (i) above. For purposes of presentation of basic net income per share, the weighted average shares outstanding reflects 37,500,000 shares of our common stock that will be outstanding immediately following this offering and excludes 5,127,474 shares issuable upon exercise of the underwriters’ over-allotment option. For purposes of presentation of diluted net income per share, LAZ-MD Holdings’ exchangeable interests are included on an as-if-exchanged basis. Shares issuable with respect to the exercise of the purchase contracts associated with the equity security units offered in the ESU offering and the IXIS ESU placement are not included because, under the treasury stock method of accounting, such securities currently are not dilutive.
(k)	Source: Thomson Financial. Represents the U.S. dollar value of completed transactions globally in which Lazard Group acted as an advisor to a party to the transaction. The types of transactions included by Thomson are global M&A, partial company sales, asset sales, joint ventures, spin-offs and restructuring assignments in which a change in control occurs. The value of a completed transaction is equal to the consideration paid for the equity of the target plus net debt assumed (net debt equals the liabilities assumed less cash held by the target).
(l)	Source: Thomson Financial. Represents the number of completed M&A transactions globally in which Lazard Group acted as an advisor to a party to the transaction and in which the value of the transaction was greater than $1 billion.
(m)	Calculated using the average of quarter-end AUM balances during the respective period.

Recent Developments

During the first quarter of 2005, net revenue in our Mergers and Acquisitions practice increased by 64% in comparison to the first quarter of 2004. This reflects an improvement relative to the 28% growth in Mergers and Acquisitions net revenue we realized during the fourth quarter of 2004 in comparison to the fourth quarter of 2003, and relative to the 15% growth in net revenue we realized for the full year 2004 in comparison to 2003. Net revenue in a particular quarter may not be indicative, however, of future results. During the first quarter of 2005, net revenue in our Financial Restructuring practice increased 36% in comparison to the first quarter of 2004, relative to a 61% decrease in Financial Restructuring net revenue for the full year 2004 in comparison to 2003. During the first quarter of 2005, we have represented, among others, MCI in its evaluation of its strategic alternatives, SunGard Data Systems Inc. in its sale to various private equity firms and Tower Automotive, Inc. on its Chapter 11 bankruptcy reorganization. In April 2005, we represented the New York Stock Exchange in its proposed merger with Archipelago Exchange.

In our Asset Management business, our average AUM for the first quarter of 2005 was $86 billion, representing a 7% increase in comparison to the average AUM of $80 billion during 2004. In the first quarter of 2005 our management fee net revenue increased by 6% as compared to the corresponding quarter in 2004. Including incentive fees earned in the first quarter of 2005, our Asset Management net revenue increased 10% as compared to the corresponding quarter in 2004.

On April 26, 2005, we completed the sale of our U.K. capital markets business, Panmure Gordon & Co., Limited, to Durlacher Corporation PLC (a U.K. broking firm). As a part of the transaction, we received an ownership interest of approximately 32.8% in Durlacher Corporation PLC, which is being transferred with LFCM Holdings in connection with the separation.

The revenue data for the first quarter of 2005 set forth above is preliminary in nature and actual revenue for such quarter may be different. Our actual results of operations for the quarter ended March 31, 2005 will be included in a subsequent filing by us with the SEC.

Glossary

Unless the context otherwise requires, the terms:

•	“historical partners” refers to two general classes of members of Lazard Group, which consist of Eurazeo S.A., descendants and relations of our founders, several historical partners of our predecessor entities, several current and former managing directors and the other members of these classes,

•	“LAZ-MD Holdings” refers to LAZ-MD Holdings LLC, a newly-formed Delaware limited liability company that after the completion of the transactions described in this prospectus will hold equity interests in Lazard Group and the Class B common stock of Lazard Ltd,

•	“LFCM Holdings” refers to LFCM Holdings LLC, a newly-formed Delaware limited liability company that will hold the businesses to be separated from Lazard Group in connection with this offering as described in this prospectus,

•	“managing directors” refers to our managing directors and the managing directors of the businesses to be separated from Lazard Group in connection with this offering as described in this prospectus,

•	“net revenue from continuing operations” means our historical net revenue excluding the net revenue of the businesses to be separated from Lazard Group in connection with this offering as described in this prospectus,

•	“operating revenue” means our consolidated total revenue less (1) total revenue attributable to the separated businesses and (2) interest expense related to Lazard Frères Banque, SA, our Paris-based banking affiliate,

•	“our business” refers to all of the businesses, subsidiaries, assets and liabilities of Lazard Group after giving effect to the completion of the transactions described in this prospectus, and

•	“working members” refers to the two classes of members of Lazard Group that consists of current and former managing directors.

We report our financial statements in U.S. dollars and prepare our financial statements, including all of the financial statements included in this prospectus, in conformity with accounting principles generally accepted in the U.S., or “U.S. GAAP.” We have adopted a fiscal year end of December 31. In this prospectus, except where otherwise indicated, references to “$” or “dollars” are to the lawful currency of the U.S.

The Lazard logo and the other trademarks, trade names and service marks of Lazard mentioned in this prospectus, including Lazard®, are the property of, and are used with the permission of, Lazard Group and its subsidiaries.

RISK FACTORS

You should carefully consider the following risks and all of the other information set forth in this prospectus, including our consolidated financial statements and related notes, before deciding to purchase shares of our common stock offered by this prospectus. The risk factors set forth below primarily relate to the business of Lazard Group. These risks also affect Lazard Ltd because, after the completion of this offering, Lazard Ltd will have no material assets other than indirect ownership of approximately 37.5% of the common membership interests in Lazard Group and its controlling interest in Lazard Group. The following risks comprise material risks of which we are aware. If any of the events or developments described below actually occurred, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock would likely decline, and you could lose part or all of your investment in our common stock.

Risks Related to Our Business

Our ability to retain our managing directors and other key professional employees is critical to the success of our business, including maintaining compensation levels at an appropriate level of costs, and failure to do so may materially adversely affect our results of operations and financial position.

Our people are our most important resource. We must retain the services of our managing directors and other key professional employees, and strategically recruit and hire new talented employees, to obtain and successfully execute the advisory and asset management engagements that generate substantially all our revenue.

Lazard Group has experienced several significant events in recent years, including our unification under one global firm, the transition to new senior management and our pending transformation from a private to a public company, and our industry in general continues to experience change and competitive pressures for retaining top talent, each of which makes it more difficult for us to retain professionals. If any of our managing directors and other key professional employees were to join an existing competitor or form a competing company or otherwise leave us, some of our clients could choose to use the services of that competitor or some other competitor instead of our services. The employment arrangements, non-competition agreements and retention agreements we have entered into or intend to enter into with our managing directors and other key professional employees and restrictive covenants applicable to our LAM managing directors may not prevent our managing directors and other key professional employees from resigning from practice or competing against us. See “Management—Arrangements with Our Managing Directors.” As part of our transformation to a public company, we may face additional retention pressures as a result of reductions in payments for services rendered by our managing directors. As a result, we may not be able to retain these employees and, even if we can, we may not be able to retain them at compensation levels that will allow us to achieve our target ratio of compensation expense-to-operating revenue. In addition, any such arrangements and agreements will have a limited duration and will expire after a certain period of time.

Difficult market conditions can adversely affect our business in many ways, including by reducing the volume of the transactions involving our Financial Advisory business and reducing the value or performance of the assets we manage in our Asset Management business, which, in each case, could materially reduce our revenue or income and adversely affect our financial position.

As a financial services firm, our businesses are materially affected by conditions in the global financial markets and economic conditions throughout the world. For example, revenue generated by our Financial Advisory business is directly related to the volume and value of the transactions in which we are involved. During periods of unfavorable market or economic conditions, the volume and value of mergers and acquisitions transactions may decrease, thereby reducing the demand for our Financial Advisory services and increasing price competition among financial services companies seeking such engagements. Our results of operations would be adversely affected by any such reduction in the volume or value of mergers and acquisitions transactions. In addition, our profitability would be adversely affected by our fixed costs and the possibility that we would be unable to scale back other costs within a time frame sufficient to match any decreases in revenue relating to changes in market and economic conditions. The future market and economic climate may deteriorate because of many factors, including rising interest rates or inflation, terrorism or political uncertainty.

Within our Financial Advisory business, we have typically seen that, during periods of economic strength and growth, our Mergers and Acquisitions practice historically has been more active and our Financial Restructuring practice has been less active. Conversely, during periods of economic weakness and slowdown, we typically have seen that our Financial Restructuring practice has been more active and our Mergers and Acquisitions practice has been less active. As a result, our revenue from our Financial Restructuring practice has tended to correlate negatively to our revenue from our Mergers and Acquisitions practice over the course of business cycles. These trends are cyclical in nature and subject to periodic reversal. For example, for the year ended December 31, 2004, Financial Restructuring net revenue was down 61% versus 2003, while Mergers and Acquisitions net revenue was up 15% versus 2003. However, these trends do not cancel out the impact of economic conditions in our Financial Advisory business, which may be adversely affected by a downturn in economic conditions leading to decreased Mergers and Acquisitions practice activity, notwithstanding improvements in our Financial Restructuring practice. Moreover, revenue improvements in our Financial Advisory practice in strong economic conditions could be offset in whole or in part by any related revenue declines in our Financial Restructuring practice. While we generally have experienced a counter-cyclical relationship between our Mergers and Acquisitions practice and our Financial Restructuring practice, this relationship may not continue in the future.

Our Asset Management business also would be expected to generate lower revenue in a market or general economic downturn. Under our Asset Management business’ arrangements, investment advisory fees we receive typically are based on the market value of AUM. Accordingly, a decline in the prices of securities would be expected to cause our revenue and income to decline by:

•	causing the value of our AUM to decrease, which would result in lower investment advisory fees,

•	causing negative absolute performance returns for some accounts which have performance-based incentive fees, resulting in a reduction of revenue from such fees, or

•	causing some of our clients to withdraw funds from our Asset Management business in favor of investments they perceive as offering greater opportunity or lower risk, which also would result in lower investment advisory fees.

If our Asset Management revenue declines without a commensurate reduction in our expenses, our net income will be reduced. In addition, in the event of a market downturn, our merchant banking practice also may be impacted by reduced exit opportunities in which to realize the value of its investments.

A majority of our revenue is derived from Financial Advisory fees, which are not long-term contracted sources of revenue and are subject to intense competition, and declines in our Financial Advisory engagements could have a material adverse effect on our financial condition and results of operations.

We historically have earned a substantial portion of our revenue from advisory fees paid to us by our Financial Advisory clients, which fees usually are payable upon the successful completion of a particular transaction or restructuring. In 2004, Financial Advisory services accounted for 60% of our net revenue from continuing operations. We expect that we will continue to rely on Financial Advisory fees for a substantial portion of our revenue for the foreseeable future, and a decline in our advisory engagements or the market for advisory services would adversely affect our business, financial condition and results of operations.

In addition, we operate in a highly competitive environment where typically there are no long-term contracted sources of revenue. Each revenue-generating engagement typically is separately awarded and negotiated. In addition, many businesses do not routinely engage in transactions requiring our services, and, as a consequence, our fee paying engagements with many clients are not likely to be predictable. We also lose clients each year as a result of the sale or merger of a client, a change in a client’s senior management, competition from other financial advisors and financial institutions and other causes. As a result, our engagements with clients are constantly changing, and our Financial Advisory fees could decline quickly due to the factors discussed above.

There will not be a consistent pattern in our financial results from period to period, which may make it difficult for us to achieve steady earnings growth on a quarterly basis and may cause the price of our common stock to decline.

We experience significant fluctuations in revenue and profits. These fluctuations generally can be attributed to the fact that we earn a significant portion of our Financial Advisory revenue upon the successful completion of a merger or acquisition transaction or a restructuring, the timing of which is uncertain and is not subject to our control. In addition, our Asset Management revenue is particularly sensitive to fluctuations in our AUM. Asset Management fees are often based on AUM as of the end of a quarter or month. As a result, a reduction in assets at the end of a quarter or month (as a result of market depreciation, withdrawals or otherwise) will result in a decrease in management fees. As a result of quarterly fluctuations, it may be difficult for us to achieve steady earnings growth on a quarterly basis, which could, in turn, lead to large adverse movements in the price of our common stock or increased volatility in our stock price generally.

In many cases, we are paid for advisory engagements only upon the successful consummation of the underlying merger or acquisition transaction or restructuring. As a result, our Financial Advisory business is highly dependent on market conditions and the decisions and actions of our clients, interested third parties and governmental authorities. For example, a client could delay or terminate an acquisition transaction because of a failure to agree upon final terms with the counterparty, failure to obtain necessary regulatory consents or board of directors or stockholder approvals, failure to secure necessary financing, adverse market conditions or because the target’s business is experiencing unexpected operating or financial problems. Anticipated bidders for assets of a client during a restructuring transaction may not materialize or our client may not be able to restructure its operations or indebtedness due to a failure to reach agreement with its principal creditors. In these circumstances, we often do not receive any advisory fees other than the reimbursement of certain out-of-pocket expenses despite the fact that we devote resources to these transactions. Accordingly, the failure of one or more transactions to close either as anticipated or at all could materially adversely affect our business, financial condition or results of operations. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

If the number of debt defaults, bankruptcies or other factors affecting demand for our Financial Restructuring services declines, or we lose business to certain new entrants to the financial restructuring advisory practice who are no longer precluded from offering such services due to anticipated changes to the U.S. Bankruptcy Code, our Financial Restructuring practice’s revenue could suffer.

We provide various financial restructuring and restructuring-related advice to companies in financial distress or to their creditors or other stakeholders. During 2002 and 2003, we generated a significant part of our Financial Advisory revenue from fees from financial restructuring-related services. A number of factors affect demand for these advisory services, including general economic conditions, the availability and cost of debt and equity financing and changes to laws, rules and regulations, including deregulation or privatization of particular industries and those that protect creditors.

The requirement of Section 327 of the U.S. Bankruptcy Code requiring that one be a “disinterested person” to be employed in a restructuring has recently been modified. While the “disinterested person” definition of the U.S. Bankruptcy Code, as previously in effect, disqualified certain of our competitors, it historically had not often disqualified us from obtaining a role in a restructuring because we have not been a significant underwriter of securities. The change to the “disinterested person” definition causing a person not to be disqualified by means of its status as an underwriter of securities could allow for more financial services firms to compete for restructuring engagements as well as with respect to the recruitment and retention of professionals. If our competitors succeed in being retained in new restructuring engagements, our Financial Restructuring practice, and thereby our results of operations, could be materially adversely affected.

We could lose clients and suffer a decline in our Asset Management revenue and earnings if the investments we choose in our Asset Management business perform poorly or if we lose key employees, regardless of overall trends in the prices of securities.

Investment performance affects our AUM relating to existing clients and is one of the most important factors in retaining clients and competing for new Asset Management business. Poor investment performance could impair our revenue and growth because:

•	existing clients might withdraw funds from our Asset Management business in favor of better performing products, which would result in lower investment advisory fees,

•	our incentive fees, which provide us with a set percentage of returns on some alternative investment and merchant banking funds and other accounts, would decline,

•	third-party financial intermediaries, advisors or consultants may rate our products poorly, which may result in client withdrawals and reduced asset flows from these third parties or their clients, or

•	firms with which we have strategic alliances may terminate such relationships with us, and future strategic alliances may be unavailable.

If key employees were to leave our Asset Management business, whether to join a competitor or otherwise, we may suffer a decline in revenue or earnings and suffer an adverse effect on our financial position. For example, in 2003, we experienced a net outflow in alternative investments AUM of approximately $2.7 billion, mostly due to the departure of a fund manager and related team members in our hedge fund products group. This also resulted in a significant reduction in both management and performance fees. Loss of key employees may occur due to perceived opportunity for promotion, increased compensation, work environment or other individual reasons, some of which may be beyond our control.

Our investment style in our Asset Management business may underperform other investment approaches, which may result in significant client or asset departures or a reduction in AUM.

Even when securities prices are rising generally, performance can be affected by investment style. Many of the equity investment strategies in our Asset Management business share a common investment orientation towards fundamental security selection. We believe this style tends to outperform the market in some market environments and underperform it in others. In particular, a prolonged growth environment may cause our investment strategy to go out of favor with some clients, consultants or third-party intermediaries. In combination with poor performance relative to peers, changes in personnel, extensive periods in particular market environments or other difficulties, this may result in significant client or asset departures or a reduction in AUM.

Because our clients can remove the assets we manage on short notice, we may experience unexpected declines in revenue and profitability.

Our investment advisory contracts are generally terminable upon very short notice. Institutional and individual clients, and firms with which we have strategic alliances, can terminate their relationship with us, reduce the aggregate amount of AUM or shift their funds to other types of accounts with different rate structures for a number of reasons, including investment performance, changes in prevailing interest rates and financial market performance. Poor performance relative to other investment management firms tends to result in decreased investments in our investment products, increased redemptions of our investment products, and the loss of institutional or individual accounts or strategic alliances. In addition, the ability to terminate relationships may allow clients to renegotiate for lower fees paid for asset management services.

In addition, in the U.S., as required by the Investment Company Act, each of our investment advisory contracts with the mutual funds we advise or subadvise automatically terminates upon its “assignment.” Each of our other investment advisory contracts subject to the provisions of the Investment Advisers Act of 1940, as amended, as required by this act, provides that the contract may not be “assigned” without the consent of the customer. A sale of a sufficiently large block of shares of our voting securities or other transactions could be deemed an “assignment” in certain circumstances. An assignment, actual or constructive, will trigger these termination provisions and could adversely affect our ability to continue managing client accounts.

To the extent that the separation and recapitalization may be deemed a technical “assignment” of investment advisory contracts, we will take the necessary steps to provide clients an opportunity to consent to the continuation of their advisory agreements after the completion of this offering. In addition, in this case, we will look to enter into new advisory or subadvisory agreements with the mutual funds that we advise or subadvise. A portion of these new mutual funds may need approval by the stockholders of the respective funds. In the event that any of these clients do not consent to a continuation of their agreement, we will lose AUM, which will result in a loss of revenue.

Access to clients through intermediaries is important to our Asset Management business, and reductions in referrals from such intermediaries or poor reviews of our products or our organization by such intermediaries could materially reduce our revenue and impair our ability to attract new clients.

Our ability to market our Asset Management services relies in part on receiving mandates from the client base of national and regional securities firms, banks, insurance companies, defined contribution plan administrators, investment consultants and other intermediaries. To an increasing extent, our Asset Management business uses referrals from accountants, lawyers, financial planners and other professional advisors. The inability to have this access could materially adversely affect our Asset Management business. In addition, many of these intermediaries review and evaluate our products and our organization. Poor reviews or evaluations of either the particular product or of us may result in client withdrawals or an inability to attract new assets through such intermediaries.

Our historical merchant banking activities involve increased levels of investments in relatively high-risk, illiquid assets, and we may lose some or all of the principal amount that we invest in these activities or fail to realize any profits from these activities for a considerable period of time.

We intend to expand our participation in merchant banking activities through investments in new and successor funds, and we may exercise our option under the business alliance agreement between Lazard Group and LFCM Holdings to acquire the merchant banking business and related principal investments from LFCM Holdings. For further information with respect to our option, see “Certain Relationships and Related Transactions—Relationship with LAZ-MD Holdings and LFCM Holdings—Business Alliance Agreement.”

The revenue from this business is derived primarily from management fees calculated as a percentage of AUM and incentive fees, which are earned if investments are profitable over a specified threshold. Our ability to form new merchant banking funds is subject to a number of uncertainties, including past performance of our funds, market or economic conditions, competition from other fund managers and the ability to negotiate terms with major investors. In addition, the payments we are entitled to receive from LFCM Holdings under the terms of the business alliance agreement in respect of our continued involvement with LFCM Holdings will be based on the carried interests received in connection with LFCM Holdings-managed funds.

In addition, we expect to make principal investments in new merchant banking funds that may be established by us or by LFCM Holdings, and to continue to hold principal investments in several merchant banking funds managed by LFCM Holdings. The kinds of investments made by these funds are generally in relatively high-risk, illiquid assets. Contributing capital to these funds is risky, and we may lose some or all of the principal amount of our investments. Because it may take several years before attractive investment opportunities are identified, some or all of the capital committed by us to these funds is likely to be invested in government securities, other short-term, highly rated debt securities and money market funds that traditionally have offered investors relatively lower returns. In addition, the investments in these funds are adjusted for accounting purposes to fair market value at the end of each quarter, and our allocable share of these gains or losses will affect our revenue, even though such market fluctuations may have no cash impact, which could increase the volatility of our earnings. It takes a substantial period of time to identify attractive merchant banking opportunities, to raise all the funds needed to make an investment and then to realize the cash value of an investment through resale. Even if a merchant banking investment proves to be profitable, it may be several years or longer before any profits can be realized in cash or other proceeds.

We face strong competition from financial services firms, many of whom have the ability to offer clients a wider range of products and services than we can offer, which could lead to pricing pressures that could materially adversely affect our revenue and profitability.

The financial services industry is intensely competitive, and we expect it to remain so. We compete on the basis of a number of factors, including the quality of our employees, transaction execution, our products and services, innovation, reputation and price. We have experienced intense fee competition in some of our businesses in recent years, and we believe that we will experience pricing pressures in these and other areas in the future as some of our competitors seek to obtain increased market share by reducing fees.

We face increased competition due to a trend toward consolidation. In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions. Many of these firms have the ability to offer a wide range of products, from loans, deposit-taking and insurance to brokerage, asset management and investment banking services, which may enhance their competitive position. They also have the ability to support investment banking, including financial advisory services, with commercial banking, insurance and other financial services revenue in an effort to gain market share, which could result in pricing pressure in our businesses.

An inability to access the debt and equity capital markets as a result of our debt and equity security obligations, credit ratings or other factors could impair our liquidity, increase our borrowing costs or otherwise adversely affect our competitive position or results of operations.

After completion of this offering and the additional financing transactions, Lazard Group and its subsidiaries expect to have approximately $1.3 billion in debt outstanding. This debt will have certain mandated payment obligations, which may constrain our ability to operate our business or to pay dividends. In addition, in the future we may need to incur debt or issue equity in order to fund our working capital requirements or refinance existing indebtedness, as well as to make acquisitions and other investments. The amount of our debt obligations may impair our ability to raise debt or issue equity for financing purposes. Our access to funds also may be impaired if regulatory authorities take significant action against us, or if we discover that any of our employees had engaged in serious unauthorized or illegal activity. In addition, our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. These ratings are assigned by rating agencies, which may reduce or withdraw their ratings or place us on “credit watch” with negative implications at any time. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We may pursue acquisitions or joint ventures that could present unforeseen integration obstacles or costs and could dilute the stock ownership of our stockholders.

We have in the past pursued joint ventures and other transactions aimed at expanding the geography and scope of our operations. In 2002 we entered into a business alliance in Italy with Banca Intesa S.p.A., or “Intesa,” and we recently established a joint venture in Brazil with Signatura Advisors Ltda. We also have entered into a cooperation arrangement with IXIS to promote mutually beneficial revenue production and sharing relating to cooperation activities. See “Business—Principal Business Lines—Financial Advisory—Relationship with IXIS.” We expect to continue to explore partnership opportunities that we believe to be attractive. In addition, with publicly traded securities to potentially use to finance acquisitions, we believe that we will have greater opportunities and flexibility to pursue acquisitions and other similar transactions. While we are not currently in negotiations with respect to material acquisitions or material joint ventures, we routinely assess our strategic position and may in the future seek acquisitions or other transactions to further enhance our competitive position.

Acquisitions and joint ventures involve a number of risks and present financial, managerial and operational challenges, including potential disruption of our ongoing business and distraction of management, difficulty with integrating personnel and financial and other systems, hiring additional management and other critical personnel and increasing the scope, geographic diversity and complexity of our operations. Our clients may react unfavorably to our acquisition and joint venture strategy, we may not realize any anticipated benefits from acquisitions, and we may be exposed to additional liabilities of any acquired business or joint venture, any of which could materially adversely affect our revenue and results of operations. In addition, future acquisitions or joint ventures may involve the issuance of additional shares of our common stock, which may dilute your ownership of us.

Employee misconduct could harm us by impairing our ability to attract and retain clients and subjecting us to significant legal liability and reputational harm, and this type of misconduct is difficult to detect and deter.

Recently, there have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry generally, and we run the risk that employee misconduct could occur in our business as well. For example, misconduct by employees could involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. Our Financial Advisory business often requires that we deal with client confidences of great significance to our clients, improper use of which may harm our clients or our relationships with our clients. Any breach of our clients’ confidences as a result of employee misconduct may impair our ability to attract and retain Financial Advisory clients and may subject us to liability. Similarly, in our Asset Management business, we have authority over client assets, and we may, from time to time, have custody of such assets. In addition, we often have discretion to trade client assets on the client’s behalf and must do so acting in the best interests of the client. As a result, we are subject to a number of obligations and standards, and the violation of those obligations or standards may adversely affect our clients and us. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in all cases.

The financial services industry faces substantial litigation and regulatory risks, and we may face damage to our professional reputation and legal liability if our services are not regarded as satisfactory or for other reasons.

As a financial services firm, we depend to a large extent on our relationships with our clients and our reputation for integrity and high-caliber professional services to attract and retain clients. As a result, if a client is not satisfied with our services, such dissatisfaction may be more damaging to our business than to other types of businesses. Moreover, our role as advisor to our clients on important mergers and acquisitions or restructuring transactions involves complex analysis and the exercise of professional judgment, including, if appropriate, rendering “fairness opinions” in connection with mergers and other transactions.

In recent years, the volume of claims and amount of damages claimed in litigation and regulatory proceedings against financial advisors has been increasing. Our Financial Advisory activities may subject us to the risk of significant legal liabilities to our clients and third parties, including our clients’ stockholders, under securities or other laws for materially false or misleading statements made in connection with securities and other transactions and potential liability for the fairness opinions and other advice provided to participants in corporate transactions. In our Asset Management business, we make investment decisions on behalf of our clients which could result in substantial losses. This also may subject us to the risk of legal liabilities or actions alleging negligent misconduct, breach of fiduciary duty or breach of contract. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. Our engagements typically include broad indemnities from our clients and provisions designed to limit our exposure to legal claims relating to our services, but these provisions may not protect us or may not be adhered to in all cases. We also are subject to claims arising from disputes with employees for alleged discrimination or harassment, among other things. These risks often may be difficult to assess or quantify, and their existence and magnitude often remain unknown for substantial periods of time. As a result, we may incur significant legal expenses in defending against litigation. Substantial legal liability or significant regulatory action against us could materially adversely affect our business, financial condition or results of operations or cause significant reputational harm to us, which could seriously harm our business.

Other operational risks may disrupt our businesses, result in regulatory action against us or limit our growth.

Our business is dependent on communications and information systems, including those of our vendors. Any failure or interruption of these systems, whether caused by fire, other natural disaster, power or telecommunications failure, act of terrorism or war or otherwise, could materially adversely affect our operating results. Although we have back-up systems in place, our back-up procedures and capabilities in the event of a failure or interruption may not be adequate.

Particularly in our Asset Management business, we rely heavily on our financial, accounting, trading, compliance and other data processing systems. If any of these systems do not operate properly or are disabled, we could suffer financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage. The inability of our systems to accommodate an increasing volume of transactions also could constrain our ability to expand our businesses. In recent years, we have substantially upgraded and expanded the capabilities of our data processing systems and other operating technology, and we expect that we will need to continue to upgrade and expand these capabilities in the future to avoid disruption of, or constraints on, our operations.

Extensive regulation of our businesses limits our activities and results in ongoing exposure to the potential for significant penalties, including fines or limitations on our ability to conduct our businesses.

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in the jurisdictions in which we operate around the world. Many of these regulators, including U.S. and non-U.S. government agencies and self-regulatory organizations, as well as state securities commissions in the U.S., are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer. The requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us and are not designed to protect our stockholders. Consequently, these regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements.

We face the risk of significant intervention by regulatory authorities, including extended investigation and surveillance activity, adoption of costly or restrictive new regulations and judicial or administrative proceedings that may result in substantial penalties. Among other things, we could be fined or be prohibited from engaging in some of our business activities. In addition, the regulatory environment in which we operate is subject to modifications and further regulation. New laws or regulations or changes in the enforcement of existing laws or regulations applicable to us and our clients also may adversely affect our business, and our ability to function in this environment will depend on our ability to constantly monitor and react to these changes. For example, the European Union Financial Conglomerates Directive requires that we, along with a number of our competitors, be subject to consolidated supervision by a primary regulatory authority. As a result, we are in discussions with regulatory authorities regarding establishing consolidated supervision of our business, and we may be required to increase our regulatory capital. This requirement may adversely affect our profitability and result in other increased costs. In addition, the regulatory environment in which our clients operate may impact our business. For example, changes in antitrust laws or the enforcement of antitrust laws could affect the level of mergers and acquisitions activity and changes in state laws may limit investment activities of state pension plans. See “Business—Regulation” for a further discussion of the regulatory environment in which we conduct our businesses.

In particular, for asset management businesses in general, there have been a number of highly publicized regulatory inquiries that focus on the mutual funds industry. These inquiries already have resulted in increased scrutiny in the industry and new rules and regulations for mutual funds and their investment managers. This regulatory scrutiny and rulemaking initiatives may result in an increase in operational and compliance costs or the assessment of significant fines or penalties against our Asset Management business, and may otherwise limit our ability to engage in certain activities.

In addition, financial services firms are subject to numerous conflicts of interests or perceived conflicts. We have adopted various policies, controls and procedures to address or limit actual or perceived conflicts and regularly seek to review and update our policies, controls and procedures. However, these policies and procedures may result in increased costs, additional operational personnel and increased regulatory risk. Failure to adhere to these policies and procedures may result in regulatory sanctions or client litigation.

Specific regulatory changes also may have a direct impact on the revenue of our Asset Management business. In addition to regulatory scrutiny and potential fines and sanctions, regulators continue to examine different aspects of the asset management industry. For example, the use of “soft dollars,” where a portion of commissions paid to broker-dealers in connection with the execution of trades also pays for research and other services provided to advisors, may in the future be limited or prohibited. Although a substantial portion of the research relied on by our Asset Management business in the investment decision-making process is generated internally by our investment analysts, external research, including external research paid for with soft dollars, is important to the process. This external research generally is used for information gathering or verification purposes, and includes broker-provided research, as well as third-party provided databases and research services. For the year ended December 31, 2004, our Asset Management business obtained research and other services through soft dollar arrangements, the total cost of which we estimate to be approximately $8.5 million. If the use of soft dollars is limited or prohibited, we may have to bear these costs. In addition, new regulation regarding the annual approval process for mutual fund advisory agreements may result in the reduction of fees or possible terminations of these agreements. Other proposed rules that are currently under consideration include potential limitations on investment activities in which an advisor may engage, such as hedge funds and mutual funds, increased disclosure of advisor and fund activities and changes in compensation for mutual fund sales. These regulatory changes and other proposed or potential changes may result in a reduction of revenue associated with these activities.

Fluctuations in foreign currency exchange rates could lower our net income or negatively impact the portfolios of our Asset Management clients and may affect the levels of our AUM.

Because our financial statements are denominated in U.S. dollars and we receive approximately 40% of our revenue in other currencies, predominantly in euros and British pounds, we are exposed to fluctuations in foreign currencies. In addition, we pay a significant amount of our expenses in such currencies. The exchange rates of these currencies versus the U.S. dollar may affect our net income. We do not generally hedge such non-dollar foreign exchange rate exposure arising in our subsidiaries outside of the U.S. Fluctuations in foreign currencies may also make period to period comparisons of our results of operations difficult.

Foreign currency fluctuations also can impact the portfolios of our Asset Management clients. Client portfolios are invested in securities across the globe, although most portfolios are in a single base currency. Foreign currency fluctuations can adversely impact investment performance for a client’s portfolio. In addition, foreign currency fluctuations may affect the levels of our AUM. As our AUM include significant assets that are denominated in currencies other than U.S. dollars, an increase in the value of the U.S. dollar relative to non-U.S. currencies may result in a decrease in the dollar value of our AUM, which, in turn, would result in lower U.S. dollar denominated revenue in our Asset Management business. While this risk may be limited by foreign currency hedging, some risks cannot be hedged and there is no guarantee that our hedging activity will be successful. Poor performance may result in decreased AUM, including as a result of withdrawal of client assets or a decrease in new assets being raised in the relevant product.

Earnings of Lazard Group allocable to LAZ-MD Holdings may be taxed at higher tax rates than earnings allocable to Lazard Ltd, which may result in less cash being available to Lazard Group than would otherwise be available to it.

We estimate that our share of the earnings of Lazard Group will be taxed at an effective rate of approximately 28% as discussed in Note (g) in the “Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income” included elsewhere in this prospectus. As a result of their indirect interests in Lazard Group prior to exchange of those interests, however, we estimate that the managing directors of Lazard Group and other owners of LAZ-MD Holdings are likely to pay tax at a higher rate on their allocable share of Lazard Group’s earnings than we will. Lazard Group will make tax-related distributions based on the higher of the effective income and franchise tax rate applicable to Lazard Ltd’s subsidiaries that hold the Lazard Group common membership interests and the weighted average income tax rate (based on income allocated) applicable to LAZ-MD Holdings’ members, determined in accordance with Lazard Group’s operating agreement. Therefore, because distributions by Lazard Group to its members will be made on a pro rata basis, tax-related distributions to our subsidiaries are expected to exceed the taxes our subsidiaries actually pay or expect to pay. This may result in less cash being available to Lazard Group than would otherwise be available to it, and in excess cash being held by Lazard Ltd’s subsidiaries in excess of what they actually pay for taxes or hold for expected future payments. Prior to the third anniversary of the consummation of this offering and thereafter, we expect to issue a dividend to our stockholders of any such excess cash. In the event that tax rates applicable to members of LAZ-MD Holdings increase, the pro rata distributions from Lazard Group to its members, including our subsidiaries, may increase correspondingly.

We may become subject to taxes in Bermuda after March 28, 2016, which may have a material adverse effect on our results of operations and your investment.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, has given us an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or any of our operations, shares, debentures or other obligations until March 28, 2016, except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda. See “Material U.S. Federal Income Tax and Bermuda Tax Considerations.” Given the limited duration of the Bermuda Minister of Finance’s assurance, we may be subject to Bermuda tax after March 28, 2016.

In the event of a change or adverse interpretation of relevant income tax law, regulation or treaty, or a failure to qualify for treaty benefits, our overall tax rate may be substantially higher than the rate used for purposes of our pro forma financial statements.

Our estimated effective tax rate of 28% is based upon the application of currently applicable income tax laws, regulations and treaties and current judicial and administrative authorities interpreting those income tax laws, regulations and treaties and upon our non-U.S. subsidiaries’ ability to qualify for benefits under those treaties. Moreover, those income tax laws, regulations and treaties, and the administrative and judicial authorities interpreting them, are subject to change at any time, and any such change may be retroactive.

On October 22, 2004, the American Jobs Creation Act of 2004, or the “AJCA,” was enacted. Under the AJCA, non-U.S. corporations meeting certain ownership, operational and other tests are treated as U.S. corporations for U.S. federal income tax purposes. We do not believe that the AJCA should apply to Lazard or any of its non-U.S. subsidiaries. However, the AJCA grants broad regulatory authority to the Secretary of the Treasury to provide such regulations as may be appropriate to determine whether a non-U.S. corporation is treated as a U.S. corporation or as are necessary to carry out the provision, including adjusting its application as necessary to prevent the avoidance of its purposes. It is uncertain whether, or in what form, regulations will be issued under this provision, but, based on the advice of our counsel, we do not believe this provision or any regulation promulgated within the scope of its regulatory authority should apply to Lazard Ltd or its non-U.S. subsidiaries. A successful challenge of this position by the Internal Revenue Service, or the “IRS,” could result in Lazard Ltd or its non-U.S. subsidiaries being treated as U.S. corporations for U.S. federal income tax purposes, which would result in an overall tax rate substantially higher than the rate reflected in our pro forma financial statements.

Our estimated effective tax rate is also based upon our non-U.S. subsidiaries qualifying for treaty benefits. The eligibility of our non-U.S. subsidiaries for treaty benefits generally depends upon, among other things, at least 50% of the principal class of shares in such subsidiaries being “ultimately owned” by U.S. citizens and persons that are “qualified residents” for purposes of the treaty. This requirement may not be met and even if it is met, we may not be able to document that fact to the satisfaction of the

IRS. If our non-U.S. subsidiaries are not treated as eligible for treaty benefits, such subsidiaries will be subject to U.S. “branch profits tax” on their “effectively connected earnings and profits” (as determined for U.S. federal income tax purposes) at a rate of 30% rather than a treaty rate of 5%. See “Material U.S. Federal Income Tax and Bermuda Tax Considerations—Taxation of Lazard Ltd and Its Subsidiaries—U.S. Subsidiaries and Effectively Connected Income of Non-U.S. Subsidiaries.”

The inability, for any reason, to achieve and maintain an overall income tax rate approximately equal to the rate used in preparing our pro forma financial statements could materially adversely affect our business and our results of operations and would materially adversely alter our pro forma financial information.

A number of our managing directors and other professional employees own rights to participate in the equity value, but not the earnings, in one of the principal operating subsidiaries of our Asset Management business, which could result in those persons receiving additional payments due to future actions with respect to that business.

The managing directors of LAM and other LAM employees hold LAM equity units. These LAM equity units entitle their holders to payments in connection with selected fundamental transactions affecting Lazard Group or LAM, including a dissolution or a sale of all or substantially all of the assets of Lazard Group or LAM, a merger of, or sale of all of the interests in, LAM whereby Lazard Group ceases to own a majority of or have the right to appoint a majority of the board of directors of LAM, or a non-ordinary course sale of assets by LAM that exceeds $50 million in value. These persons will not receive LAZ-MD Holdings exchangeable interests in connection with the separation and recapitalization transactions, but will retain their existing LAM equity units.

As a general matter, in connection with a fundamental transaction that triggers the LAM equity units, following the completion of this offering the holders of the LAM equity units would be entitled in the aggregate to 23.40% of the net proceeds or imputed valuation of LAM in such transaction after deductions for payment of creditors of LAM and the return of capital in LAM. Holders of LAM equity units may not necessarily be employed by us at the time of such event, and, to the extent that their units were vested, they would remain entitled to any such payment. As of December 31, 2004, LAM’s capital for these purposes totaled approximately $70 million, of which approximately $18 million was owned by the managing directors and employee members of LAM, with the remainder owned by us through our subsidiaries. On and after January 1, 2006, the board of directors of LAM, a majority of which is appointed by us, may, in its discretion, grant, subject to specified vesting conditions, LAM equity interests that include profit rights to managing directors of, and other persons providing services to, LAM, as a portion of their ongoing compensation. The provisions of the LAM limited liability company agreement that govern the LAM equity units may impair our ability to sell assets or securities of LAM in the future or otherwise limit our operational flexibility and could result in a substantial amount of consideration being payable to key employees of our Asset Management business, impairing our ability to retain these persons and adversely affecting our business, results of operations or financial condition.

Risks Related to the Separation

Reorganizing our business from a privately held firm to a publicly traded company may adversely affect our ability to recruit, retain and motivate key employees.

In connection with this offering, the working members will receive LAZ-MD Holdings exchangeable interests that will in the future be effectively exchangeable for shares of our common stock. Our managing directors who are working members will receive these LAZ-MD Holdings exchangeable interests, other than the managing directors of LAM, who will continue to hold their LAM equity units. The ownership of, and the ability to realize equity value from, these LAZ-MD Holdings exchangeable interests and underlying shares of our common stock will not be dependent upon a managing director’s continued employment with our company, and our managing directors will no longer be restricted from leaving Lazard by the potential loss of the value of these membership interests. In addition, assuming these LAZ-MD Holdings exchangeable interests were exchangeable at the time of this offering and were all so exchanged, our managing directors would collectively hold 62,500,000 shares of common stock representing approximately 62.5% of the outstanding shares of our common stock immediately after this offering (or approximately 59.5% assuming the underwriters’ over-allotment option is exercised in full). These shares of common stock, upon full exchange, will ultimately be a more liquid security than their current membership interests in Lazard Group.

The LAZ-MD Holdings exchangeable interests will be subject to restrictions on transfer and the timing of exchange. Most of these restrictions on the timing of exchange will survive for only a limited period and will permit our managing directors to leave Lazard without losing any of their LAZ-MD Holdings exchangeable interests or underlying shares of common stock. In addition, we have agreed that working members, including our non-LAM managing directors, who had capital interests and rights at Lazard Group that are exchanged in the separation for capital interests and rights in LAZ-MD Holdings will have those LAZ-MD Holdings capital interests and rights redeemed or otherwise paid out in four equal installments on each of the first four anniversaries of this offering. We expect that, after the separation, our managing directors will hold approximately $110 million of the LAZ-MD Holdings redeemable capital interests. For a description of the terms of these exchangeable interests, see “Management—Arrangements with Our Managing Directors—The Retention Agreements in General.” Consequently, the steps we have taken to encourage the continued service of these individuals after this offering may not be effective.

In addition, after this offering, our policy will be to set our total compensation and benefits expense, including amounts payable to our managing directors, at a level not to exceed 57.5% of our operating revenue, such that after considering other operating costs we may realize our operating profit margin goals. Prior to this offering, compensation and benefits expense (calculated excluding amounts related to the separated businesses but including payments for minority interest for services rendered by LAM managing directors and employee members of LAM and services rendered by other managing directors) was approximately 74% of operating revenue for the year ended December 31, 2004. As a result, our managing directors may receive less income than they otherwise would have received prior to this offering, and such reduction (and the belief that a reduction may occur) could make it more difficult to retain them. While we believe this offering should promote retention and recruitment, some managing directors and other employees may be more attracted to the benefits of working at a private, controlled partnership and the prospects of becoming a partner. The impact of the separation on our managing directors and other employee retention and recruitment is uncertain. For a description of the compensation plan for our senior professionals to be implemented after this offering, see “Management.”

Our financial performance depends on our ability to achieve our target compensation expense level, and the failure to achieve this target level may materially adversely affect our results of operations and financial position.

A key driver of our profitability is our ability to generate revenue while achieving our compensation expense levels. During 2002, 2003 and 2004, following the hiring of new senior management, we invested significant amounts in the recruitment and retention of senior professionals in an effort to reinvest in the intellectual capital of our business. We made distributions to our managing directors that exceeded our net income allocable to members in respect of 2002, 2003 and 2004.

Following the completion of this offering, we intend to operate at our target level of employee compensation and benefits expense, which may entail reducing payments to our managing directors. Prior to this offering, compensation and benefits expense (calculated excluding amounts related to the separated businesses but including payments for minority interest for services rendered by LAM managing directors and employee members of LAM and services rendered by other managing directors) was approximately 74% of operating revenue for the year ended December 31, 2004. Following the completion of this offering, our policy will be that our employee compensation and benefits expense will not exceed 57.5% of operating revenue each year. Increased competition for senior professionals, changes in the financial markets generally or other factors could prevent us from reaching this objective. Failure to achieve this target ratio may materially adversely affect our results of operations and financial position. For more information on our compensation and benefits expense, see “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures and Indicators—Net Income Allocable to Members.”

Lazard Ltd will be controlled by LAZ-MD Holdings and, through the LAZ-MD Holdings stockholders’ agreement, by the working members, whose interests may differ from those of other stockholders.

Upon the completion of this offering, LAZ-MD Holdings will hold our Class B common stock. Pursuant to the LAZ-MD Holdings stockholders’ agreement, the members of LAZ-MD Holdings will individually be entitled to direct LAZ-MD Holdings how to vote their proportionate interest in our Class B common stock on an as-if-exchanged basis. The voting power associated with the Class B common stock is intended to mirror the working members’ indirect economic interest in Lazard Group. After this offering, through the LAZ-MD Holdings stockholders’ agreement, the working members will be effectively able to exercise control over all matters requiring stockholder approval, including the election of all directors and approval of significant corporate transactions, and other matters affecting the working members. This voting power may have the effect of delaying or preventing a change in control of Lazard Ltd. See “—We may have potential business conflicts of interest with LAZ-MD Holdings and LFCM Holdings with respect to our past and ongoing relationships that could harm our business operations,” “The Separation and Recapitalization Transactions and the Lazard Organizational Structure,” “Management,” “Principal Stockholders,” “Certain Relationships and Related Transactions” and “Description of Capital Stock.”

The historical financial information of Lazard Group contained in this prospectus may not be representative of our results as a separate, independent public company.

Because Lazard Group has operated as a limited liability company that is treated as a partnership for U.S. federal income tax purposes, payments for services rendered by Lazard Group’s managing directors have been accounted for as distributions from members’ capital, or in some cases as minority interest expense. Because Lazard Group historically has operated as an entity treated as a partnership in the U.S., Lazard Group paid little or no taxes on profits in the U.S., other than New York City UBT. As a result, Lazard Group’s operating income has not reflected most payments for services rendered by its managing directors and provision for income taxes has not reflected U.S. corporate federal income taxes.

Reorganizing our business from a privately held firm to a publicly traded company may result in increased administrative and regulatory costs and burdens that are not reflected in the historical financial statements of Lazard Group, which could adversely affect our results of operations. Before 2000, our business was operated under separate and independent firms or private limited companies organized on a country-by-country basis. Starting with the unification of our various Houses under Lazard Group in 2000 and continuing with our transition to a publicly traded company, we have sought and are continuing to implement improvements to our administrative functions, including our compliance and control systems. In addition, as we will be a publicly traded company, we will be implementing additional regulatory and administrative procedures and processes for the purpose of addressing the standards and requirements applicable to public companies, including under the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” and related regulatory initiatives. The costs of implementing these steps may be significant.

Lazard Group’s businesses, including the separated businesses, also have been able to rely, to some degree, on the earnings, assets and cash flow of each other for capital and cash flow requirements. Accordingly, Lazard Group’s historical results of operations and financial position are not necessarily indicative of the consolidated results of operations and financial position of Lazard Group after completion of the separation. For additional information about the past financial performance and the basis of presentation of the historical financial statements, see “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Information” and the Lazard Group historical financial statements and related notes included elsewhere in this prospectus.

The pro forma financial information in this prospectus may not permit you to predict our costs of operations, and the estimates and assumptions used in preparing our pro forma financial information may be materially different from our actual experience as a separate, independent company.

In preparing the pro forma financial information in this prospectus, we have made adjustments to the historical financial information of Lazard Group based upon currently available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the transactions contemplated by the separation and recapitalization. Some of these adjustments include, among other items, a deduction and charge to earnings of estimated income taxes based on an estimated tax rate, estimated salaries, payroll taxes and benefits for our managing directors. These and other estimates and assumptions used in the calculation of the pro forma financial information in this prospectus may be materially different from our actual experience as a separate, independent company. The pro forma financial information in this prospectus does not purport to represent what Lazard Ltd’s or Lazard Group’s results of operations would actually have been had Lazard Ltd or Lazard Group operated as a separate, independent company during the periods presented, nor do the pro forma data give effect to any events other than those discussed in the unaudited pro forma financial information and related notes. See “Unaudited Pro Forma Financial Information.”

Lazard Group and its predecessors have undergone significant transformations in recent years, and we will continue our efforts to transform our business and operations going forward, which may disrupt the regular operations of our business.

Since the unification of the Houses of Lazard in 2000, Lazard Group has experienced a succession of transformative events, including the hiring of Mr. Wasserstein, the retention of new senior management and the hiring or promotion of a large number of new managing directors, as well as this offering and the separation and recapitalization transactions. Lazard Group’s efforts to transform our businesses are expected to continue following the completion of this offering, including by seeking to implement standards and procedures required of public companies such as certifications and compliance with the internal controls requirements of Section 404 of the Sarbanes-Oxley Act. The continued evolution of Lazard Group may have resulted, and in the future may result, in disruption to the regular operations of our business, including our ability to attract and complete current and future engagement opportunities with clients, increased difficulty in retaining senior professionals and managing and growing our businesses, the occurrence of any of which could materially adversely affect our business, financial condition and results of operations.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments within a specified time period following the completion of this offering. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and on our stock price.

LAZ-MD Holdings, Lazard Group, LFCM Holdings and we will enter into various arrangements, including the master separation agreement, which will contain cross-indemnification obligations of LAZ-MD Holdings, Lazard Group, LFCM Holdings and us, that any party may be unable to satisfy.

The master separation agreement that we intend to enter into with Lazard Group, LAZ-MD Holdings and LFCM Holdings will provide, among other things, that LFCM Holdings generally will indemnify us, Lazard Group and LAZ-MD Holdings for losses that we incur arising out of, or relating to, the separated businesses and the businesses conducted by LFCM Holdings and losses that we, Lazard Group or LAZ-MD Holdings incur arising out of, or relating to, LFCM Holdings’ breach of the master separation agreement. In addition, LAZ-MD Holdings generally will indemnify us, Lazard Group and LFCM Holdings for losses that we incur arising out of, or relating to, LAZ-MD Holdings’ breach of the master separation agreement. Our ability to collect under the indemnities from LAZ-MD Holdings or LFCM Holdings depends on their financial position. For example, persons may seek to hold us responsible for liabilities assumed by LAZ-MD Holdings or LFCM Holdings. If these liabilities are significant and we are held liable for them, we may not be able to recover any or all of the amount of those losses from LAZ-MD Holdings or LFCM Holdings should either be financially unable to perform under their indemnification obligations.

We currently have a number of ongoing obligations in respect of which, pursuant to the master separation agreement and other ancillary agreements, LFCM Holdings is providing certain indemnities. For example, we intend to enter into an arrangement with LFCM Holdings relating to the costs of excess space in the U.K. LFCM Holdings will pay to Lazard Group the lease costs of up to a maximum of $29 million in the aggregate under these arrangements. In addition, as reflected in the notes to our consolidated financial statements, as of December 31, 2004, our principal U.K. pension plan had a deficit of approximately $95 million under current actuarial assumptions. This deficit would ordinarily be funded over time. We are in discussions with the trustees of that pension plan and the relevant pension regulator aimed at reaching agreement regarding a deficit reduction plan as well as asset allocation and support. In considering their duties to beneficiaries, the trustees also have the power to change the asset allocation. Any changes in the asset allocation could increase the unfunded liability that would be funded over time, depending on asset mix, any increase in liabilities and returns. It is also the case that the relevant pensions regulator in the U.K. may have the power to require contributions to be made to plans, and to impose support in respect of the funding of plans by related companies other than the direct obligors. In the absence of agreement with the trustees in the short term, the regulator has indicated that it may serve notice to commence its formal consideration of whether or not to exercise its relevant powers. We anticipate that LFCM Holdings will make payments of approximately 30 million British pounds in the aggregate to Lazard Group or one of its subsidiaries to reduce the pension plan deficit. See “Certain Relationships and Related Transactions.” In the event that LFCM Holdings is unable to perform under such arrangements for any reason, we would remain fully liable.

In addition, Lazard Group generally will indemnify LFCM Holdings and LAZ-MD Holdings for liabilities related to Lazard Group’s businesses and Lazard Group will indemnify LFCM Holdings and LAZ-MD Holdings for losses that they incur to the extent arising out of, or relating to, Lazard Group’s or our breach of the master separation agreement. Several of the ancillary agreements that Lazard Group will enter into together with the master separation agreement also provide for separate indemnification arrangements. For example, under the administrative services agreement, Lazard Group will provide a range of services to LFCM Holdings after the separation and recapitalization, including information technology, general office and building services and financing and accounting services, and LFCM Holdings will generally indemnify Lazard Group for liabilities that Lazard Group incurs arising from the provision of these services absent Lazard Group’s intentional misconduct. Lazard Group may face claims for indemnification from LFCM Holdings and LAZ-MD Holdings under these provisions regarding matters for which Lazard Group has agreed to indemnify them. If these liabilities are significant, Lazard Group may be required to make substantial payments, which could materially adversely affect our results of operations.

We will have potential conflicts of interest with LAZ-MD Holdings and LFCM Holdings, and LAZ-MD Holdings and LFCM Holdings could each act in a way that favors its interests to our detriment.

Immediately following this offering, LAZ-MD Holdings will hold approximately 62.5% of our voting power through our single share of Class B common stock and 62.5% of the outstanding Lazard Group common membership interests. In addition, LAZ-MD Holdings’ board of directors will be composed of four individuals, all of whom are managing directors or officers of our company, including our Vice Chairman and our President. The voting and equity ownership of LAZ-MD Holdings and its members, and the service of officers and managing directors of our company as directors of LAZ-MD Holdings, could create conflicts of interest when LAZ-MD Holdings and those directors and officers are faced with decisions that could have different implications for LAZ-MD Holdings and us, including potential acquisitions of businesses, the issuance or disposition of securities by us, the election of new or additional directors of Lazard Ltd, the payment of dividends by Lazard Ltd and Lazard Group, our relationship with LFCM Holdings and other matters. We also expect that LAZ-MD Holdings will manage its ownership of us so that it will not be deemed to be an investment company under the Investment Company Act, including by maintaining its voting power in Lazard Ltd above a majority absent an applicable exemption from the Act. This may result in conflicts with us, including those relating to acquisitions or offerings by us involving issuances of our common stock or securities convertible or exchangeable into shares of our common stock that would dilute LAZ-MD Holdings’ voting power in Lazard Ltd.

Since the members of LAZ-MD Holdings will be entitled to individually direct the vote of our Class B common stock on an as-if-exchanged basis and will also own and control LFCM Holdings, their control of LAZ-MD Holdings and the vote of the share of our Class B common stock gives rise to potential conflicts between LFCM Holdings and LAZ-MD Holdings, on the one hand, and our company, on the other hand, as discussed below.

In addition, Mr. Wasserstein, our Chairman and Chief Executive Officer, serves as the Chairman and is the majority owner of Wasserstein Holdings, LLC, the ultimate general partner of Wasserstein & Co., LP, a separate merchant banking firm that may compete with LFCM Holdings’ or our merchant banking fund management activities. See “Certain Relationships and Related Transactions—Certain Relationships with Our Directors, Executive Officers and Employees—Relationships Involving Employee Directors and Executive Officers.”

We may have potential business conflicts of interest with LAZ-MD Holdings and LFCM Holdings with respect to our past and ongoing relationships that could harm our business operations.

Pursuant to the LAZ-MD Holdings stockholders’ agreement, LAZ-MD Holdings will vote the single share of Class B common stock, which immediately following this offering will represent approximately 62.5% of our voting power, as directed by its individual members, all of whom are working members, including managing directors of our business. These same persons will own and control LFCM Holdings, which will hold the separated businesses. In addition, our President will be the Chairman of

LFCM Holdings, and several employees of Lazard will provide services to LFCM Holdings. Conflicts of interest may arise between LFCM Holdings and us in a number of areas relating to our past and ongoing relationships, including:

•	labor, tax, employee benefits, indemnification and other matters arising from the separation,

•	intellectual property matters,

•	business combinations involving us,

•	business operations or business opportunities of LFCM Holdings or us that would compete with the other party’s business opportunities, including investment banking by us and the management of merchant banking funds by LFCM Holdings, particularly as some of the managing directors will provide services to LFCM Holdings,

•	the terms of the master separation agreement and related ancillary agreements, including the operation of the merchant banking fund management business and Lazard Group’s option to purchase the business,

•	the nature, quality and pricing of administrative services to be provided by us, and

•	the provision of services by two of our managing directors to LFCM Holdings.

In addition, the administrative services agreement commits us to provide a range of services to LFCM Holdings and LAZ-MD Holdings, which could require the expenditure of significant amounts of time by our management. Our agreements with LAZ-MD Holdings and LFCM Holdings may be amended upon agreement of the parties to those agreements. During the time that we are controlled by LAZ-MD Holdings, LAZ-MD Holdings may be able to require us to agree to amendments to these agreements. We may not be able to resolve any potential conflicts and, even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

The use of the “Lazard” brand name by subsidiaries of LFCM Holdings may expose us to reputational harm that could affect our operations and adversely affect our financial position should these subsidiaries take actions that damage the brand name.

The “Lazard” brand name has over 150 years of heritage, connoting, we believe, world-class professional advice, independence and global capabilities with deeply rooted, local know-how. After the separation, LFCM Holdings will operate as a separate legal entity, and Lazard Group will license to subsidiaries of LFCM Holdings that operate the separated businesses the use of the “Lazard” brand name for certain specified purposes, including in connection with merchant banking fund management and capital markets activities. As these subsidiaries of LFCM Holdings historically have and will continue to use the “Lazard” brand name, and because after the separation we will no longer control these entities, there is a risk of reputational harm to us if these subsidiaries have, or in the future, were to, among other things, engage in poor business practices, experience adverse results or otherwise damage the reputational value of the “Lazard” brand name. These risks could expose us to liability and also may adversely affect our revenue and our business prospects.

Our subsidiaries will be required to pay LFCM Holdings for most of the benefit relating to any additional tax depreciation or amortization deductions our subsidiaries may claim as a result of the tax basis step-up our subsidiaries receive in connection with this offering and related transactions.

Prior to, and in connection with, this offering, historical partner interests and preferred interests generally will be redeemed for cash. In addition, LAZ-MD Holdings exchangeable interests may, in effect, be exchanged in the future for shares of our common stock. The redemption will, and the exchanges may, result in increases in the tax basis of the tangible and intangible assets of Lazard

Group attributable to our subsidiaries’ interest in Lazard Group that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that our subsidiaries would otherwise be required to pay in the future, although the IRS may challenge all or part of that tax basis increase, and a court could sustain such a challenge.

Our subsidiaries intend to enter into a tax receivable agreement with LFCM Holdings that will provide for the payment by our subsidiaries to LFCM Holdings of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that our subsidiaries actually realize as a result of these increases in tax basis and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. We expect to benefit from the remaining 15% of cash savings, if any, in income or franchise tax that our subsidiaries realize. Our subsidiaries will have the right to terminate the tax receivable agreement at any time for an amount based on an agreed value of certain payments remaining to be made under the tax receivable agreement at such time. While the actual amount and timing of any payments under this agreement will vary depending upon a number of factors, including the timing of exchanges, the extent to which such exchanges are taxable and the amount and timing of our income, we expect that, as a result of the size of the increases in the tax basis of the tangible and intangible assets of Lazard Group attributable to our subsidiaries’ interest in Lazard Group, during the expected 24-year term of the tax receivable agreement, the payments that our subsidiaries may make to LFCM Holdings could be substantial. If the LAZ-MD Holdings exchangeable interests had been effectively exchanged in a taxable transaction for common stock at the time of the closing of this offering, the increase in the tax basis attributable to our subsidiaries’ interest in Lazard Group would have been approximately $1.6 billion, at the initial offering price of $25.00 per share of common stock, including the increase in tax basis associated with the redemption and recapitalization. The cash savings that our subsidiaries would actually realize as a result of this increase in tax basis likely would be significantly less than this amount multiplied by our effective tax rate due to a number of factors, including the allocation of the increase in tax basis to foreign assets, the impact of the increase in the tax basis on our ability to use foreign tax credits and the rules relating to the amortization of intangible assets. The tax receivable agreement will require approximately 85% of such cash savings, if any, to be paid to LFCM Holdings. The actual increase in tax basis will depend, among other factors, upon the price of shares of our common stock at the time of the exchange and the extent to which such exchanges are taxable and, as a result, could differ materially from this amount. Any amount paid by our subsidiaries to LFCM Holdings will generally be distributed to the working members in proportion to their goodwill interests underlying the working member interests held by or allocated to such persons immediately prior to the separation. Our ability to achieve benefits from any such increase, and the payments to be made under this agreement, will depend upon a number of factors, as discussed above, including the timing and amount of our future income.

In addition, if the IRS successfully challenges the tax basis increase, under certain circumstances, our subsidiaries could make payments to LFCM Holdings under the tax receivable agreement in excess of our subsidiaries’ cash tax savings. See “The Separation and Recapitalization Transactions and the Lazard Organizational Structure—The Separation and Recapitalization Transactions—The Recapitalization of LAZ-MD Holdings and Lazard Group—The Redemption of the Historical Partners’ Interests” and “Certain Relationships and Related Transactions—Relationship with LAZ-MD Holdings and LFCM Holdings—Master Separation Agreement—LAZ-MD Holdings Exchangeable Interests.”

The separation and recapitalization transactions may be challenged by creditors as a fraudulent transfer or conveyance, and, should a court agree with such a challenge, equityholders and creditors of the entity held liable could be adversely affected.

While we do not believe that any of the separation and recapitalization transactions will result in a fraudulent conveyance or transfer, if a court in a suit by an unpaid creditor or representative of creditors of Lazard Group, Lazard Ltd, LAZ-MD Holdings or LFCM Holdings, such as a trustee in bankruptcy, or Lazard Group, Lazard Ltd, LAZ-MD Holdings or LFCM Holdings itself, as debtor-in-possession in a reorganization case under Title 11 of the U.S. Bankruptcy Code, were to find that:

•	any of the separation and recapitalization transactions (or any related transactions) were undertaken for the purpose of hindering, delaying or defrauding creditors of Lazard Group, Lazard Ltd, LAZ-MD Holdings or LFCM Holdings (as applicable), or

•	Lazard Group, Lazard Ltd, LAZ-MD Holdings or LFCM Holdings (as applicable) received less than reasonably equivalent value or fair consideration in connection with any of the separation and recapitalization transactions and (i) Lazard Group, Lazard Ltd, LAZ-MD Holdings or LFCM Holdings (as applicable) was insolvent immediately prior to, or was rendered insolvent by, the separation or recapitalization transactions, (ii) Lazard Group, Lazard Ltd, LAZ-MD Holdings or LFCM Holdings (as applicable) immediately prior to, or as of the effective time of, the completion of any of the separation and recapitalization transactions, and after giving effect thereto, intended or believed that it would be unable to pay its debts as they became due, or (iii) the capital of Lazard Group, Lazard Ltd, LAZ-MD Holdings or LFCM Holdings (as applicable) immediately prior to or, at the effective time of, the completion of any of the separation and recapitalization transactions, and after giving effect thereto, was inadequate to conduct its business, then that court could determine that any of the separation and recapitalization transactions violated applicable provisions of the U.S. Bankruptcy Code or applicable state fraudulent transfer or conveyance laws. This determination would permit the bankruptcy trustee, debtor-in-possession or unpaid creditors to rescind the separation or recapitalization transactions, to subordinate or render unenforceable the debt incurred in furtherance thereof, or to require Lazard Group, Lazard Ltd, LAZ-MD Holdings or LFCM Holdings or the historical partners, as the case may be, to fund liabilities for the benefit of creditors. Equityholders and creditors of the entity held liable as a result of such determination would be adversely affected to the extent such entity is required to surrender value to satisfy its liability.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied. Generally, however, an entity would be considered insolvent if:

•	the sum of its liabilities, including contingent liabilities, is greater than its assets, at a fair valuation,

•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and matured, or

•	it is generally not paying its debts as they become due.

Similar provisions would also apply in any other jurisdiction in which the separation and recapitalization transactions take effect.

If we were deemed an “investment company” under the Investment Company Act as a result of our ownership of Lazard Group, applicable restrictions could make it impractical for us to continue our business as contemplated and could materially adversely affect our business, financial condition and results of operation.

We do not believe that Lazard Ltd will be an “investment company” under the Investment Company Act after completion of the separation and recapitalization, because Lazard Ltd will have the power to appoint and remove the Lazard Group managing member. If Lazard Ltd were to cease participation in the management of Lazard Group or not be deemed to have a majority of the voting power of Lazard Group, its interest in Lazard Group could be deemed an “investment security” for purposes of the Investment Company Act. Similarly, we do not believe that LAZ-MD Holdings will be an “investment company” under the Investment Company Act after completion of the separation and recapitalization, because LAZ-MD Holdings will initially hold a majority of Lazard Ltd’s voting power through our Class B common stock, and Lazard Ltd owns a majority of the voting power of Lazard Group. If LAZ-MD Holdings ceases to hold a majority of the voting power of Lazard Ltd, or Lazard Ltd ceases to hold a majority of the voting power of Lazard Group, LAZ-MD Holdings’ interests in Lazard Group could be deemed an “investment security” for purposes of the Investment Company Act. Generally, a person is an “investment company” if it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items), absent an applicable exemption. Following this offering, Lazard Ltd will have no material assets other than direct and indirect ownership of Lazard Group common membership interests and its controlling interest in Lazard Group. A determination that this investment was an investment security could result in Lazard Ltd being an investment company under the Investment Company Act and becoming subject to the registration and other requirements of the Investment Company Act. Similarly, LAZ-MD Holdings will have no material assets other than its ownership of Lazard Group common membership interests, our Class B common stock and cash. A reduction of LAZ-MD Holdings’ voting power in Lazard Ltd to less than a majority or a determination that the Lazard Group common membership interests is an investment security could result in LAZ-MD Holdings being an investment company under the Investment Company Act, unless an exemption is available, and becoming subject to the registration and other requirements of the Investment Company Act.

The Investment Company Act and the rules thereunder contain detailed prescriptions for the organization and operations of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. We intend to conduct our operations, and expect that LAZ-MD Holdings will conduct its operations, so that neither Lazard Ltd nor LAZ-MD Holdings, respectively, will be deemed to be an investment company under the Investment Company Act. However, if anything were to happen which would cause Lazard Ltd or LAZ-MD Holdings to be deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on its or our capital structure, ability to transact business with affiliates (including LAZ-MD Holdings or us, as the case may be) and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements, including the master separation agreement and related agreements and the transactions contemplated by those agreements, between and among Lazard Ltd, LAZ-MD Holdings, Lazard Group and LFCM Holdings or any combination thereof and materially adversely affect our business, financial condition and results of operations.

Risks Related to the Offering

Because there has not been any public market for securities of Lazard Ltd, the market price and trading volume of our common stock may be volatile, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for our securities, including our common stock, or those of Lazard Group. Although we have been approved to have our common stock listed on the NYSE, an active public market for our common stock may not develop. The price of our common stock in this offering will be determined through negotiations between us and the underwriters. The negotiated price of this offering may not be indicative of the market price of the common stock after this offering. The market price of the common stock could be subject to significant fluctuations due to factors such as:

•	actual or anticipated fluctuations in our financial condition or results of operations,

•	success of operating strategies, and our perceived prospects and the financial services industry in general,

•	realization of any of the risks described in this section,

•	failure to be covered by securities analysts or failure to meet securities analysts’ expectations, and

•	decline in the stock prices of peer companies.

As a result, shares of our common stock may trade at prices significantly below the price of this offering. Declines in the price of our stock may adversely affect our ability to recruit and retain key employees, including our managing directors and other key professional employees.

You will experience immediate and substantial dilution in the book value of your common stock, and, should we be liquidated at our book value, investors would not receive the full amount of their investment.

Purchasers of our common stock offered pursuant to this prospectus (assuming the exchange of all outstanding Lazard Group common membership interests and related issuance of shares of common stock) will experience an immediate dilution in net tangible book value of $34.45 per share of common stock purchased. Accordingly, should we be liquidated at our book value, investors would not receive the full amount of their investment. See “Dilution.”

Our share price may decline due to the large number of shares eligible for future sale and for exchange.

Sales of substantial amounts of our common stock by our managing directors and others, or the possibility of such sales, may adversely affect the price of our common stock and impede our ability to raise capital through the issuance of equity securities. See “Shares Eligible for Future Sale.” Upon consummation of this offering, there will be 37,500,000 shares of common stock outstanding (or 42,627,474 shares of common stock if the underwriters exercise their over-allotment option in full). Of these shares of common stock, 34,183,162 shares of common stock sold in this offering (or 39,310,636 shares of common stock if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, or the “Securities Act,” unless such shares are held by an affiliate. The remaining 3,316,838 shares of common stock generally will be available for future sale upon the expiration or waiver of transfer restrictions applicable to such restricted shares or registration of those shares. In addition, 62,500,000 shares of our common stock will, after this offering, be issuable upon the full exchange of the LAZ-MD Holdings exchangeable interests, which will be entitled to registration rights under the terms of the LAZ-MD Holdings stockholders’ agreement. In light of the number of shares of our common stock issuable in connection with the full exchange of the LAZ-MD Holdings exchangeable interests and the securities to be issued in the additional financing transactions, the price of our common stock may decrease and our ability to raise capital through the issuance of equity securities may be adversely impacted as these exchanges occur and transfer restrictions lapse.

As reflected in the table below, LAZ-MD Holdings exchangeable interests will be effectively exchangeable into common stock, and thereafter that common stock will become available for sale in significant numbers. In addition, LAZ-MD Holdings and certain of our subsidiaries, with the consent of the Lazard Ltd board of directors, have the right to cause the holders of LAZ-MD Holdings exchangeable interests to exchange all such remaining interests during the 30-day period following the ninth anniversary of this offering and under certain other circumstances. For a discussion of these exchange and transfer restrictions, see “Certain Relationships and Related Transactions—Relationship with LAZ-MD Holdings and LFCM Holdings—Master Separation Agreement—LAZ-MD Holdings Exchangeable Interests.” We expect to register the shares received by the working members pursuant to the exchange for resale by such persons from time to time as well. Persons exchanging their LAZ-MD Holdings exchangeable interests are likely to sell all or a portion of their common stock promptly after exchange to provide liquidity to cover any taxes that may be payable upon such exchange or in response to the reduction in their income in connection with our transition to a public company or to diversify their portfolios.

The following table reflects the timetable for exchangeability of the LAZ-MD Holdings exchangeable interests assuming continued employment of the current managing directors. As described below, exchangeability may be accelerated under certain circumstances as described in “Management—Arrangements with Our Managing Directors—The Retention Agreements in General—LAZ-MD Holdings Exchangeable Interests” and “Certain Relationships and Related Transactions—Relationship with LAZ- MD Holdings and LFCM Holdings—Master Separation Agreement—LAZ-MD Holdings Exchangeable Interests.”

Anniversary of offering	Number of additional shares of common stock that are expected to become available for exchange under LAZ-MD Holdings exchangeable interests
First	223,449
Second	592,493
Third	20,127,211
Fourth	19,702,760
Fifth	20,448,230
Sixth	—
Seventh	—
Eighth	1,405,857

Total	62,500,000

See “Shares Eligible for Future Sale.”

In addition, the equity security units to be issued as part of additional financing transactions are effectively exchangeable into up to 17,500,000 shares of our common stock on the third anniversary of the consummation of this offering. The shares of our common stock that IXIS will acquire as part of the additional financing transactions generally may not be transferred for a period of 545 days from the date of purchase, but thereafter may be transferred or sold under certain circumstances. See “Description of Capital Stock—IXIS Investment in Our Common Stock.” Under limited, agreed upon circumstances, a few of our European managing directors will have the right to cause an early exchange of a portion of their exchangeable interests. In addition, between the first and third anniversaries of this offering, a limited number of our managing directors will be entitled to exchange a portion of their LAZ-MD Holdings exchangeable interests in connection with their anticipated future retirement from us. Our Chief Executive Officer, who holds historical partner interests and has elected to exchange those interests for shares of our common stock in lieu of the cash consideration in the redemption will hold shares of our common stock after this offering that will be available for resale upon expiration of the underwriters’ lock-up arrangements, subject to compliance with the Securities Act. See “The Separation and Recapitalization Transactions and the Lazard Organizational Structure—The Separation and Recapitalization Transactions—The Recapitalization of LAZ-MD Holdings and Lazard Group” and “The Separation and Recapitalization Transactions and the Lazard Organizational Structure—The Separation and Recapitalization Transactions—Exchange of Working Member Interests for LAZ-MD Holdings Interests.”

Our only material asset after completion of this offering will be our indirect interests in Lazard Group, and we are accordingly dependent upon distributions from Lazard Group to pay dividends and taxes and other expenses.

Lazard Ltd will be a holding company and will have no material assets other than the indirect ownership of approximately 37.5% of the common membership interests in Lazard Group that Lazard Ltd will acquire in connection with this offering and Lazard Ltd’s holding of a controlling interest in Lazard Group through its managing member position in an entity that is the managing member of Lazard Group. We have no independent means of generating revenue. Our wholly-owned subsidiaries will incur income taxes on their proportionate share of any net taxable income of Lazard Group in their respective tax jurisdictions. We intend to cause Lazard Group to make distributions to its members, including our wholly-owned subsidiaries, in an amount sufficient to cover all applicable taxes payable and dividends, if any, declared by us. To the extent that our subsidiaries need funds to pay taxes on their share of Lazard Group’s net taxable income, or if Lazard Ltd needs funds for any other purpose, and Lazard Group is restricted from making such distributions under applicable law or regulation, or is otherwise unable to provide such funds, it could materially adversely affect our business, financial condition or results of operations. See “Dividend Policy.”

We may issue preference shares and our bye-laws and Bermuda law may discourage takeovers, which could affect the rights of holders of our common stock.

Following this offering, the ownership of the Class B common stock will give LAZ-MD Holdings and, through the LAZ-MD Holdings stockholders’ agreement, the members of LAZ-MD Holdings, voting control of us and will have the effect, among other things, of preventing a change in control of us without LAZ-MD Holdings’ consent. Additionally, following this offering, our board of directors will have the authority to issue up to 15,000,000 preference shares without any further vote or action by the stockholders, in accordance with the provisions of our bye-laws. Since the preference shares could be issued with liquidation, dividend and other rights superior to those of the common stock, the rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any such preference shares. The issuance of preference shares could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Further, the provisions of our bye-laws including our classified board of directors and the ability of stockholders to remove directors only for cause, and of Bermuda law, could have the effect of delaying or preventing a change in control of us. See “Description of Capital Stock.”

We are incorporated in Bermuda, and a significant portion of our assets are located outside the U.S. As a result, it may not be possible for stockholders to enforce civil liability provisions of the U.S. federal or state securities laws.

We are incorporated under the laws of Bermuda, and a significant portion of our assets are located outside the U.S. It may not be possible to enforce court judgments obtained in the U.S. against us in Bermuda, or in countries other than the U.S. where we have assets, based on the civil liability provisions of the federal or state securities laws of the U.S. In addition, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the federal or state securities laws of the U.S. or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in Bermuda that the U.S. and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the U.S. based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries other than the U.S. where we have assets.

Bermuda law differs from the laws in effect in the U.S. and may afford less protection to stockholders.

Our stockholders may have more difficulty protecting their interests than would stockholders of a corporation incorporated in a jurisdiction of the U.S. As a Bermuda company, we are governed by the Companies Act. The Companies Act differs in some material respects from laws generally applicable to U.S. corporations and stockholders, including the provisions relating to interested directors, mergers, amalgamations and acquisitions, takeovers, stockholder lawsuits and indemnification of directors. See “Description of Capital Stock—Delaware Law” and “Certain Relationships and Related Transactions—Certain Relationships with Our Directors, Executive Officers and Employees—Director and Officer Indemnification.”

Under Bermuda law, the duties of directors and officers of a company are generally owed to the company only. Stockholders of Bermuda companies generally do not have rights to take action against directors or officers of the company, and may only do so in limited circumstances. Officers of a Bermuda company must, in exercising their powers and performing their duties, act honestly and in good faith with a view to the best interests of the company and must exercise the care and skill that a reasonably prudent person would exercise in comparable circumstances. Directors have a duty not to put themselves in a position in which their duties to the company and their personal interests may conflict and also are under a duty to disclose any personal interest in any contract or arrangement with the company or any of its subsidiaries. If a director or officer of a Bermuda company is found to have breached his or her duties to that company, he may be held personally liable to the company in respect of that breach of duty. A director may be liable jointly and severally with other directors if it is shown that the director knowingly engaged in fraud or dishonesty. In cases not involving fraud or dishonesty, the liability of the director will be determined by the Bermuda courts on the basis of their estimation of the percentage of responsibility of the director for the matter in question, in light of the nature of the conduct of the director and the extent of the causal relationship between his or her conduct and the loss suffered.

In addition, our bye-laws provide that no director shall be liable to the company, any of our stockholders or any other person for the acts, neglects or defaults of any other director, or for any loss or expense happening to the company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of the company, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the company shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortuous act of any person with whom any moneys, securities or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his or her part, or for any other loss, damage, or misfortune whatever which shall happen in relation to the execution of the duties of his or her office, provided that such provisions shall not extend to any matter which would render any of them void under the Companies Act.

There are provisions in our bye-laws that may require certain of our non-U.S. stockholders to sell their shares to us or to a third party.

Our bye-laws provide that if our board of directors determines that we or any of our subsidiaries do not meet, or in the absence of repurchases of shares will fail to meet, the ownership requirements of a limitation on benefits article of any bilateral income tax treaty with the U.S. applicable to us, and that such tax treaty would provide material benefits to us or any of our subsidiaries, we generally have the right, but not the obligation, to repurchase at fair market value (as determined in the good faith discretion of our board of directors) shares of our common stock from any stockholder who beneficially owns more than 0.25% of the outstanding shares of our common stock and who fails to demonstrate to our satisfaction that such stockholder is either (a) a U.S. citizen or (b) a qualified resident of the U.S. or the other contracting state of the applicable tax treaty (as determined for purposes of the relevant provision of the limitation on benefits article of such treaty). IXIS is not subject to this repurchase right with respect to the aggregate number of shares it will acquire pursuant to the IXIS investment agreement.

The number of shares that may be repurchased from any such stockholder will equal the product of the total number of shares that we reasonably determine to purchase to ensure ongoing satisfaction of the limitation on benefits article of the applicable tax treaty, multiplied by a fraction, the numerator of which is the number of shares beneficially owned by such stockholder (other than the aggregate number of shares IXIS will acquire pursuant to the IXIS investment agreement), and the denominator of which is the total number of shares (reduced by the aggregate number of shares IXIS acquires pursuant to the IXIS investment agreement) beneficially owned by such stockholders subject to this repurchase right.

Instead of exercising the repurchase right described above, we will have the right, but not the obligation, to cause the transfer to, and procure the purchase by, any U.S. citizen or a qualified resident of the U.S. or the other contracting state of the applicable tax treaty (as determined for purposes of the relevant provision of the limitation on benefits article of such treaty) of the number of outstanding shares beneficially owned by any stockholder that are otherwise subject to repurchase under our bye-laws as described above, at fair market value (as determined in the good faith discretion of our board of directors). See “Description of Share Capital—Acquisition of Shares by Us.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties outlined in “Risk Factors.”

These risks and uncertainties are not exhaustive. Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations and we do not intend to do so.

Forward-looking statements include, but are not limited to, statements about:

•	our business’ possible or assumed future results of operations and operating cash flows,

•	our business’ strategies and investment policies,

•	our business’ financing plans and the availability of short-term borrowing,

•	our business’ competitive position,

•	potential growth opportunities available to our business,

•	the recruitment and retention of our managing directors and employees,

•	our expected levels of compensation,

•	our business’ potential operating performance, achievements, productivity improvements, efficiency and cost reduction efforts,

•	the likelihood of success and impact of litigation,

•	our expected tax rate,

•	changes in interest and tax rates,

•	our expectation with respect to the economy, securities markets, the market for mergers and acquisitions activity, the market for asset management activity and other industry trends,

•	the benefits to our business resulting from the effects of the separation and recapitalization transactions, including this offering and the additional financing transactions,

•	the effects of competition on our business, and

•	the impact of future legislation and regulation on our business.

THE SEPARATION AND RECAPITALIZATION TRANSACTIONS AND

THE LAZARD ORGANIZATIONAL STRUCTURE

Pursuant to the series of transactions to be undertaken in connection with the separation and recapitalization, Lazard Ltd will acquire control over the operations and management of Lazard Group, including our business. These transactions, as well as the organizational structure of Lazard giving effect to these transactions and this offering, are described below.

Because one of the primary purposes of this offering, the additional financing transactions and the proposed restructuring of Lazard’s operations is to facilitate the redemption of the interests of the historical partners, the representatives of the historical partners on the Lazard Group board of directors do not intend to and will not take any action with respect to these matters. Accordingly, we expect to obtain Lazard Group board approval of these matters on the closing date of this offering after representatives of the historical partners on the Lazard Group board of directors have resigned from the board of directors. The completion of this offering will not occur unless a Lazard Group board approval is obtained.

We expect that the directors of Lazard Group that are not resigning will agree, subject to their fiduciary duties, to support and approve the separation and recapitalization transactions, including this offering, prior to or simultaneously with the execution of the underwriting agreement relating to this offering. The final determination as to the completion, timing, structure and terms of these transactions and this offering will be based on financial and business considerations and prevailing market conditions. Pursuant to the master separation agreement that we intend to enter into regarding the separation and recapitalization transactions, Lazard Group has the sole discretion to determine whether or not to complete these transactions and this offering and, if it decides to complete these transactions, the timing of this offering.

The Separation and Recapitalization Transactions

The Separation

Lazard Group currently conducts our business and the separated businesses through its subsidiaries. Prior to the closing of this offering, Lazard Group will transfer the separated businesses from Lazard Group to LFCM Holdings. The separated businesses consist of:

•	all of Lazard Group’s capital markets business, comprised of its equity, fixed income and convertibles sales and trading, broking, research and underwriting services, other than the capital markets activities of LFB in France,

•	Lazard Group’s merchant banking fund management activities other than its existing merchant banking business in France, and

•	specified non-operating assets and liabilities.

It is our intention that, immediately after the separation, LFCM Holdings will have $245 million of members’ equity. After the separation, Lazard Group will prepare a balance sheet setting forth the members’ equity of LFCM Holdings as of the separation. If that amount of members’ equity exceeds the target of $245 million of members’ equity, LFCM Holdings will pay to Lazard Group an amount of cash equal to the excess, and if that amount is less than the target, Lazard Group will pay to LFCM Holdings an amount of cash equal to the shortfall.

This separation will be effected by, among other things, forming LAZ-MD Holdings as the new holding company for Lazard Group, placing the separated businesses into LFCM Holdings and distributing all of the interests in LFCM Holdings to LAZ-MD Holdings. Lazard Group will retain all of our businesses, consisting primarily of our Financial Advisory and Asset Management businesses. In addition, Lazard Group will be granted options to acquire the North American and European merchant banking businesses of LFCM Holdings pursuant to the business alliance agreement. See “Certain

Relationships and Related Transactions—Relationship with LAZ-MD Holdings and LFCM Holdings— Business Alliance Agreement.” Immediately after the separation, all of the persons who were members of Lazard Group prior to the formation will be members of LAZ-MD Holdings and will cease to hold any membership interests in Lazard Group, all of which will be held by LAZ-MD Holdings. After the recapitalization is completed, LAZ-MD Holdings will then distribute all of the LFCM Holdings interests to its members, such that after this distribution, LFCM Holdings will be wholly-owned by the working members, including our managing directors who are members of LAZ-MD Holdings. As part of the capitalization of LFCM Holdings, LAZ-MD Holdings expects to hold notes of LFCM Holdings in an aggregate principal amount of approximately $132 million.

The Recapitalization of LAZ-MD Holdings and Lazard Group

In connection with the separation, LAZ-MD Holdings and Lazard Group will effect a recapitalization of their companies. The recapitalization has three principal parts—this offering and the additional financing transactions, the redemption of the historical partner interests and redeemable preferred stock and the issuance of the LAZ-MD Holdings exchangeable interests.

This Offering and the Additional Financing Transactions

This offering is part of the recapitalization. We will use approximately $789 million of net proceeds from this offering to acquire our controlling interest in Lazard Group. Lazard Group will use the proceeds from our acquisition of Lazard Group common membership interests as described below in “—The Redemption of the Historical Partners’ Interests” and “Use of Proceeds.”

In addition to this offering, we intend to complete the additional financing transactions, which consist of the ESU offering, the debt offering and the investments pursuant to the IXIS investment agreement, and we expect such additional financing transactions to result in estimated net proceeds of approximately $1.0 billion. The completion of the additional financing transactions and this offering will be conditioned upon the completion of each of the other financings. None of this offering, the ESU offering or the debt offering, however, is conditioned upon the completion of the transactions contemplated by the IXIS investment agreement.

Concurrently with this offering, we will offer, by means of a separate prospectus, equity security units for an aggregate offering amount of $287.5 million. Each unit will consist of (a) a contract which will obligate holders to purchase, and Lazard Ltd to sell, on May 15, 2008, a number of newly issued shares of our common stock equal to a settlement rate based on the trading price of our common stock during a period preceding that date and (b) a 1/40, or 2.5%, ownership interest in a senior note of Lazard Group Finance with a principal amount of $1,000. See “Description of the Equity Security Units.”

Also concurrently with this offering, we are privately placing senior notes to be issued by Lazard Group for an aggregate offering amount of $550 million. The Lazard Group senior notes are being offered only to qualified institutional buyers in an offering exempt from the registration requirements of the Securities Act. See “Description of Indebtedness—Lazard Group Senior Notes.”

We have entered into an investment agreement with IXIS as part of the additional financing transactions. Under the investment agreement, IXIS has agreed to purchase an aggregate of $200 million of securities concurrently with this offering, $150 million of which will be securities that are the same as the equity security units and $50 million of which will be shares of our common stock. See “Business—Principal Business Lines—Financial Advisory—Relationship with IXIS.”

The Redemption of the Historical Partners’ Interests

Lazard Group currently has three general classes of membership interests:

•	the working member interests, which are owned by working members and consist of capital and the right to participate in profit and goodwill of Lazard Group,

•	the historical partner interests, which are owned by the historical partners and consist of capital and the right to participate in profit and goodwill of Lazard Group, and

•	the mandatorily redeemable preferred interests, which are owned by certain of the historical partners and consist of the right to a preferred dividend of 8% per annum and a fixed liquidation amount.

In general, “capital” represents amounts invested in Lazard Group by its members and is subject to repayment at a fixed amount equal to its par value upon the occurrence of fundamental corporate events involving Lazard Group, such as a sale of all or substantially all of the assets of Lazard Group, and under selected other circumstances. The right to participate in goodwill represents the right to share in the net proceeds of fundamental corporate events, after payment of creditors, repayment of the liquidation amount of the preferred interest and the return of capital. The right to participate in profit represents the right to share generally in Lazard Group’s profits and losses, other than in connection with these fundamental corporate events.

The historical partner interests generally are entitled to approximately 36.1% of the profits and 44.4% of the goodwill, with the working member interests entitled to the remaining profit and goodwill. The historical partner interests are entitled to approximately $585 million of capital and the working member interests generally are entitled to approximately $132 million of capital, in each case as of December 31, 2004. The amount of capital associated with a historical partner interest or a working member interest primarily reflects the total cash and other property contributed by the member to Lazard Group in respect of that interest, less any return of capital, and as adjusted to reflect the allocation of any gains or losses of Lazard Group in respect of that interest and as further positively adjusted from time to time to reflect the revaluation of our business for internal capital account measurement purposes only. Such revaluation is not reflected in our consolidated statement of financial condition. The preferred interests have an aggregate liquidation amount of $100 million. See the table below for information regarding historical partner interests.

In recent years, in connection with the retention of our new management team and in an effort to reinvest in the intellectual capital of our business, Lazard Group invested significant amounts in the recruitment and retention of senior professionals. This investment resulted in less short-term cash being distributed in respect of the historical partner interests. This led to a divergence of interests concerning the management and future direction of the business. In order to better align the interests of all owners of Lazard and to better position it to capitalize on its long-term strategic goals, the proceeds of this offering and the additional financings will be used primarily to redeem the historical partner interests and preferred interests.

As part of the recapitalization transactions, historical partner interests and preferred interests generally will be redeemed for cash. The following table illustrates the redemption price to be paid in respect of the historical partner interests and preferred interests upon the consummation of the offering:

	Redemption Price by Class of Interests Held
	Historical Partner Interests
Historical Partner Group	Capital	Profit/Good- will Rights	Preferred Interests	Aggregate Redemption Price
	($ in millions)
Founding families, including former chairman Michel David-Weill, and Eurazeo S.A.	$564.7	$898.3	$99.1	$1,562.1
Other former working members	7.5	11.1	0.8	19.4
Bruce Wasserstein (1)	11.9	21.0	—	32.9
Other current working members	0.8	1.1	0.1	2.0

Total	$584.9	$931.5	$100.0	$1,616.4

(1)	Mr. Wasserstein, who owns substantially all of the historical partner interests held by current working members, has elected to exchange his historical partner interest for shares of our common stock.

As indicated above, some of the working members also hold historical partner interests. This means that in addition to their working member interests, nine current managing directors of Lazard Group, including Mr. Wasserstein, our Chairman and Chief Executive Officer, or managing directors who will become managing directors of LFCM Holdings, and 19 former managing directors also hold historical partner interests. Mr. Wasserstein purchased his historical partner interest from an affiliate of Michel David-Weill in connection with his retention as the Head of Lazard and Chairman of the Executive Committee in January 2002.

Mr. Wasserstein, who owns substantially all of the historical partner interests held by current working members, will exchange his historical partner interests for shares of our common stock. Mr. Wasserstein will be entitled to receive the number of shares of our common stock (valued at the price per share in this offering) equal in value to $32.9 million, the amount that Mr. Wasserstein would have been entitled to receive in cash in the redemption. The exchange of these historical partner interests for shares of our common stock will be effected by Mr. Wasserstein contributing his historical partner interests to a newly formed corporation, and then exchanging the shares of that corporation with Lazard Ltd for shares of our common stock.

Immediately after the redemption and the completion of this offering, Lazard Group common membership interests will be held only by LAZ-MD Holdings and by us, and LAZ-MD Holdings will be owned by working members.

Exchange of Working Member Interests for LAZ-MD Holdings Interests

In connection with the formation of LAZ-MD Holdings, the working member interests will be exchanged with LAZ-MD Holdings for limited liability company interests in LAZ-MD Holdings. Each holder of a working member interest at the time of the separation and recapitalization transactions will receive, in exchange for his or her working member interest, a redeemable capital interest in LAZ-MD Holdings consisting of an equivalent amount of capital of LAZ-MD Holdings, an exchangeable interest in LAZ-MD Holdings and, if applicable, a right to receive distributions from LAZ-MD Holdings, as described below. After the separation and recapitalization transactions, the former holders of working member interests will hold all of the limited liability company interests in LAZ-MD Holdings.

LAZ-MD Holdings Exchangeable Interests

In exchange for the portion of the working member interest representing the right to participate in goodwill, LAZ-MD Holdings will issue to the holder exchangeable limited liability company interests in LAZ-MD Holdings.

The LAZ-MD Holdings exchangeable interests will be effectively exchangeable on a one-for-one basis for a share of our common stock. These LAZ-MD Holdings exchangeable interests are, at the working member’s election, effectively exchangeable for shares of our common stock on the eighth anniversary of this offering. Under limited, agreed upon circumstances, a few of our European managing directors will have the right to cause an early exchange of a portion of their exchangeable interests. In addition, the LAZ-MD Holdings exchangeable interests held by our working members who continue to provide services to us or LFCM Holdings pursuant to the retention agreements will, subject to certain conditions, generally be effectively exchangeable for shares of our common stock in equal increments on and after each of the third, fourth and fifth anniversaries of this offering. In addition, between the first and third anniversaries of this offering, a limited number of our managing directors will be entitled to exchange a portion of their LAZ-MD Holdings exchangeable interests in connection with their anticipated future retirement from us. LAZ-MD Holdings and certain of Lazard Ltd’s subsidiaries (through which the exchanges will be effected), with the approval of our board of directors, also have the right to cause the holders of LAZ-MD Holdings exchangeable interests to exchange all such remaining interests during the 30-day period following the ninth anniversary of this offering. Pursuant to the master separation agreement, each of LAZ-MD Holdings and our subsidiaries that hold Lazard Ltd’s Lazard Group common membership interest directly, upon the approval of our board of directors, will have the ability to accelerate the exchangeability of these LAZ-MD Holdings exchangeable interests. See “Certain Relationships and Related Transactions—Relationship with LAZ-MD Holdings and LFCM Holdings—Master Separation Agreement—LAZ-MD Holdings Exchangeable Interests.” As these exchanges are effected, Lazard Ltd’s subsidiaries generally will receive directly from the former holders of the LAZ-MD Holdings exchangeable interests the Lazard Group common membership interests underlying the exchanged LAZ-MD Holdings exchangeable interests formerly held by LAZ-MD Holdings, and the voting power of LAZ-MD Holdings’ Class B common stock will adjust on a proportionate basis so as to maintain LAZ-MD Holdings’ voting power in Lazard Ltd at the level of its interest in Lazard Group common membership interests, subject to the minimum vote requirements for the Class B common stock set forth in our bye-laws. Upon full exchange of all LAZ-MD Holdings exchangeable interests for shares of our common stock, LAZ-MD Holdings’ Class B common stock would cease to be outstanding, and all of the Lazard Group common membership interests formerly owned by LAZ-MD Holdings would be owned indirectly by Lazard Ltd.

Each of LAZ-MD Holdings and Lazard Group has the right to cause the exchange of the LAZ-MD Holdings exchangeable interests held by a member into the underlying Lazard Group common membership interests, in which case the former LAZ-MD Holdings member would hold the Lazard Group common membership interest directly. If LAZ-MD Holdings or Lazard Group exercises that right, the Lazard Group common membership interest received in the exchange would continue to be exchangeable for shares of our common stock at the same time, and on the same terms and conditions, as the exchanged LAZ-MD Holdings exchangeable interest, the voting power of the Class B common stock would not be reduced to reflect the exchange until that Lazard Group common membership interest is further exchanged for shares of our common stock, and the person holding the Lazard Group common membership interests would retain the right to instruct LAZ-MD Holdings how to vote the portion of the Class B common stock’s voting power that is associated with that Lazard

Group common membership interest on an as-if-exchanged basis. On or prior to the third anniversary of this offering, LAZ-MD Holdings intends to cause the exchange to Lazard Group common membership interests of all LAZ-MD Holdings exchangeable interests held by members of LAZ-MD Holdings for whom the exchange into Lazard Group common membership interests will not give rise to significant tax consequences in order to address potential Investment Company Act concerns raised by LAZ-MD Holdings’ holdings of Lazard Group common membership interests. The Lazard Group common membership interests would continue to be exchangeable into shares of our common stock as described above.

Right to Receive Distributions

The former holders of working member interests who were managing directors of our business or the business of LFCM Holdings at the time of the separation and whose working member interests included the right to receive profits will receive a right to receive distributions in LAZ-MD Holdings. They will retain this right generally so long as they continue to be current managing directors of our business or the business of LFCM Holdings. Assuming they still retain this right, pursuant to this distribution right, the holder may receive distributions from LAZ-MD Holdings in respect of income taxes that the holder incurs as a result of LAZ-MD Holdings holding Lazard Group common membership interests. In addition, so long as they continue to be managing directors of our business or the business of LFCM Holdings, the holder may receive distributions after the third anniversary of the offering that are intended to give the holder an amount equal to the dividend that the holder would have received if the holder had exchanged his or her entire LAZ-MD Holdings exchangeable interest for shares of our common stock at that time, unless the holder has surrendered this LAZ-MD Holdings distribution right. For a further discussion of these distributions, see “—Lazard Ownership Structure after the Separation and Recapitalization Transactions—Distributions by Lazard Group with Respect to Lazard Group Common Membership Interests” below.

LAZ-MD Holdings Redeemable Capital

In addition, working members who had capital underlying their working member interests at Lazard Group prior to the separation will hold equivalent amounts of redeemable capital and rights at LAZ-MD Holdings. The aggregate amount of LAZ-MD Holdings redeemable capital and rights will be equal to the aggregate amount of working member capital interest and rights at the time of the separation and will not increase after the separation. As of December 31, 2004, the total amount of capital interests and rights in respect of working member interests was approximately $132 million, $110 million of which related to the interest of ongoing managing directors of Lazard Group. Pursuant to the terms of the retention agreements with our managing directors and the managing directors of LFCM Holdings, LAZ-MD Holdings has agreed to redeem the signing persons’ capital interests and rights in four equal installments on each of the first four anniversaries of this offering. Accordingly, the operating agreement provides for the redemption of all of the LAZ-MD Holdings redeemable capital in equal amounts on each of these dates. In addition, Lazard Group has the right to accelerate the fourth and final redemption payment by up to 12 months, such that the fourth payment could be made at any time between the third and fourth anniversaries of this offering. The redemption of these capital interests will be funded by cash available to LAZ-MD Holdings, which may include a portion of the net proceeds of this offering and the additional financing transactions and from distributions to LAZ-MD Holdings in respect of its Lazard Group common membership interests.

General

We expect that, immediately following the recapitalization, our managing directors who are members of LAZ-MD Holdings will collectively hold approximately 90.1% of the outstanding LAZ-MD Holdings exchangeable interests and $110 million of the $132 million of redeemable capital interests and rights, with the balance of such interests held by former managing directors of Lazard Group or managing directors who will become managing directors of LFCM Holdings. Assuming that all such LAZ-MD Holdings exchangeable interests were exchangeable and were fully exchanged, immediately following this offering, our managing directors would hold 56,236,103 shares of our common stock, representing approximately 56.2% of our outstanding common stock.

Lazard Ownership Structure After the Separation and Recapitalization Transactions

Immediately after this offering and the recapitalization, we will hold 37,500,000 Lazard Group common membership interests, representing approximately 37.5% of the outstanding Lazard Group common membership interests. We will hold our Lazard Group common membership interests through two or more indirect wholly-owned subsidiaries. One of those subsidiaries will be a Delaware corporation that will own a majority of our Lazard Group common membership interests. Following this offering, our only material business will be to hold these interests and to act indirectly as the managing member of Lazard Group. As a result of our controlling interest in Lazard Group, we will consolidate Lazard Group’s financial results.

Immediately after this offering, LAZ-MD Holdings will hold the Class B common stock, representing approximately 62.5% of the voting power of our company. On matters submitted to a vote of our stockholders, the Class B common stock generally will vote together with our common stock. Pursuant to the LAZ-MD Holdings stockholders’ agreement, LAZ-MD Holdings will agree to vote its Class B common stock on any matter involving the vote or consent of our stockholders in accordance with the instructions of its members, with each member that is party to the agreement entitled to instruct LAZ-MD Holdings how to vote the portion of the Class B common stock’s voting power that is associated with his or her then-outstanding LAZ-MD Holdings exchangeable interests on an as-if-exchanged basis, subject to the ability of the LAZ-MD Holdings board of directors to vote the voting interest represented by the Class B common stock in its discretion if the LAZ-MD Holdings’ board of directors determines that it is in the best interests of LAZ-MD Holdings. For example, if a working member’s LAZ-MD Holdings exchangeable interests were exchangeable for 1,000 shares of our common stock, that working member would be able to instruct LAZ-MD Holdings how to vote 1,000 of the votes represented by the Class B common stock. In order to seek to avoid the possibility that LAZ-MD Holdings would be deemed to be an “investment company” for purposes of the Investment Company Act, the voting power of our outstanding Class B common stock will, however, represent no less than 50.1% of the voting power of our company until December 31, 2007. The votes under the Class B common stock that are associated with any working member who does not sign the LAZ-MD Holdings stockholders’ agreement, or with any working member who signs but does not direct LAZ-MD Holdings how to vote on a particular matter, will be abstained from voting. Accordingly, only working members that are party to the LAZ-MD Holdings stockholders’ agreement who direct LAZ-MD Holdings how to vote will determine how LAZ-MD Holdings votes the Class B common stock on a particular matter. As a result, the working members, together with LAZ-MD Holdings, will be able to initially control the election of Lazard Ltd’s directors. For a further discussion, see “Certain Relationships and Related Transactions—LAZ-MD Holdings Stockholders’ Agreement.” Information concerning ownership by our executive officers and directors is described under “Principal Stockholders.” LAZ-MD Holdings will be managed by a board of directors selected from our current managing directors. The holders of LAZ-MD Holdings’ exchangeable interests will generally have the power to remove directors and appoint replacement directors of LAZ-MD Holdings. Any member of the LAZ-MD Holdings board of directors must be a current managing director of our company in order to serve in such director position.

Immediately after this offering, LAZ-MD Holdings also will hold approximately 62.5% of the Lazard Group common membership interests, with the remaining Lazard Group common membership interests held by Lazard Ltd through direct or indirect wholly-owned subsidiaries. Following this offering, LAZ-MD Holdings’ membership interests in Lazard Group will be accounted for as a minority interest in our financial statements. LAZ-MD Holdings will not have any voting rights in respect of its Lazard Group common membership interests, other than limited consent rights concerning amendments to the terms of its Lazard Group common membership interests.

We also intend to grant participatory interests in Lazard Group to certain of our current and future managing directors in connection with the separation and recapitalization transactions, which are described under “Management—Arrangements with Our Managing Directors—Participatory Interests in Lazard Group.”

Lazard Ltd will be structured as a partnership for U.S. federal income tax purposes, although Lazard Ltd will be organized as a company under Bermuda law. We intend to operate our business in a manner that does not result in the allocation of any income or deductible expenses to our stockholders, other than amounts that we distribute to our stockholders.

The graphic below illustrates the expected ownership structure of Lazard Ltd and Lazard Group after completion of the separation and recapitalization transactions. It does not reflect the various minority interests of, or subsidiaries held by, Lazard Group and LAZ-MD Holdings, the exercise of the underwriters’ over-allotment option or the results of any exchange of Lazard Group common membership interests for our common stock. As a result, the LAM equity units granted by LAM to its managing directors and employees are not reflected. In addition, it does not include the separated businesses, which will be separated from Lazard Group in the separation. After the completion of the separation, LFCM Holdings will be wholly-owned by the working members, including our managing directors.

The “Public Stockholders” captions on the graphics below include shares of common stock that will be issued to IXIS pursuant to the IXIS investment agreement and the shares of our common stock to be issued to our Chief Executive Officer in respect of his historical partner interests pursuant to the redemption.

Expected Ownership Structure Immediately After Completion

of the Separation and Recapitalization Transactions

*	Lazard Ltd will hold its common membership interests in Lazard Group through direct or indirect wholly-owned subsidiaries and will hold its controlling interest in Lazard Group indirectly through two indirect wholly-owned subsidiaries that act as co-managing members of an entity that is the managing member of Lazard Group.

Lazard Group common membership interests issued to LAZ-MD Holdings will be effectively exchangeable from time to time after this offering for shares of our common stock on a one-for-one basis pursuant to an exchange of the LAZ-MD Holdings exchangeable interests for shares of our common stock. As these exchanges for shares of our common stock are effected, the voting power of LAZ-MD Holdings’ Class B common stock will be reduced on a proportionate basis so as to maintain LAZ-MD Holdings’ voting power in Lazard Ltd at the level of its interest in Lazard Group common membership interests. The voting power of our outstanding Class B common stock will, however, represent no less than 50.1% of the voting power of our company until December 31, 2007. Assuming full exchange of the Lazard Group common membership interests that LAZ-MD Holdings holds immediately after the closing of this offering, all of our outstanding common stock would be held by persons who acquire such shares in this offering and our working members. LAZ-MD Holdings and certain of our subsidiaries through which the exchanges will be effected, with the consent of the Lazard Ltd board of directors, have the right to cause the holders of LAZ-MD Holdings exchangeable interests, and holders of Lazard Group common membership interests formerly held by LAZ-MD Holdings, to exchange all such remaining interests during the 30-day period following the ninth anniversary of this offering.

We expect that Lazard Ltd will be operated as a holding company for Lazard Group common membership interests on behalf of our stockholders. In order to maintain Lazard Ltd’s economic interest in Lazard Group, any net proceeds received by us from any subsequent issuances of shares of our common stock generally will be contributed to Lazard Group in exchange for Lazard Group common membership interests in equal number to such number of shares of our common stock.

The graphic below illustrates the expected pro forma ownership structure of Lazard Ltd and Lazard Group immediately after this offering assuming the exchange of all LAZ-MD Holdings exchangeable interests occurred.

Expected Ownership Structure After Full Exchange

*	Lazard Ltd will hold its common membership interests in Lazard Group through direct or indirect wholly-owned subsidiaries and will hold its controlling interest in Lazard Group indirectly through two indirect wholly-owned subsidiaries that act as co-managing members of an entity that is the managing member of Lazard Group.

As discussed above, after completion of the separation and recapitalization transactions, LFCM Holdings will be a separate company that is owned by the working members and will hold the separated businesses.

Distributions by Lazard Group with Respect to Lazard Group Common Membership Interests

Lazard Group distributions in respect of Lazard Group common membership interests will be allocated to holders of Lazard Group common membership interests on a pro rata basis. As we will hold 37.5% of the outstanding Lazard Group common membership interests immediately after this offering, we will receive approximately 37.5% of the aggregate distributions in respect of the Lazard Group common membership interests.

After this offering, Lazard Group intends to make pro rata distributions to holders of Lazard Group common membership interests in order to fund any dividends we may declare on our common stock. Accordingly, LAZ-MD Holdings also will receive equivalent amounts pro rata based on its Lazard

Group ownership interests. LAZ-MD Holdings initially expects to use its share of these distributions, along with other cash resources, to fund LAZ-MD Holdings’ obligation to redeem its capital interests over time pursuant to the terms of the retention agreements with our managing directors and the managing directors of LFCM Holdings and for general corporate purposes. However, after the third anniversary of this offering, pursuant to the terms of the retention agreements with our managing directors and the managing directors of LFCM Holdings, LAZ-MD Holdings will, subject to the terms of LAZ-MD Holdings’ operating agreement and the determination of its board of directors, distribute an allocable share of these distributions to then-current managing directors of our and LAZ-MD Holdings’ businesses who were managing directors at the time of this offering. These distributions by LAZ-MD Holdings are intended to give those managing directors an amount equal to the dividend they would have received had they exchanged their entire LAZ-MD Holdings exchangeable interests for shares of our common stock at that time.

In addition, Lazard Group intends to make pro rata distributions to Lazard Ltd’s subsidiaries and LAZ-MD Holdings in respect of income taxes Lazard Ltd’s subsidiaries and the members of LAZ-MD Holdings incur as a result of holding Lazard Group common membership interests based on an effective tax rate that Lazard Group will calculate. This effective tax rate will be the higher of the effective income and franchise tax rate applicable to Lazard Ltd’s subsidiaries that hold the Lazard Group common membership interests and the weighted average income tax rate (based on income allocated) applicable to LAZ-MD Holdings’ members, determined in accordance with Lazard Group’s operating agreement. LAZ-MD Holdings will use these distributions to make distributions to its members in respect of income taxes that those members incur as a result of LAZ-MD Holdings holding Lazard Group common membership interests. As we anticipate that the weighted average tax rate applicable to LAZ-MD Holdings’ members will exceed the rate applicable to Lazard Ltd’s subsidiaries, we expect that distributions to Lazard Ltd’s subsidiaries will exceed taxes actually payable by those subsidiaries. Immediately prior to the third anniversary of the consummation of this offering, and for each period during which such excess cash is outstanding thereafter, we expect to issue dividends to our stockholders of this excess amount.

In the event that LAZ-MD Holdings shall cause the exchange of LAZ-MD Holdings exchangeable interests for Lazard Group common membership interests, the terms of the Lazard Group common membership interests held by any former member of LAZ-MD Holdings who was so forced to exchange will mirror the distribution rights that such person would have received had he or she continued to hold the LAZ-MD Holdings exchangeable interests.

Except as described above, we do not expect that Lazard Group will make any distributions in respect of Lazard Group common membership interests after this offering. However, this policy is subject to change as described in “Dividend Policy.”

You should read “Risk Factors—Risks Related to the Separation,” “Certain Relationships and Related Transactions” and “Description of Capital Stock” for additional information about our corporate structure and the risks posed by the structure.

USE OF PROCEEDS

The net proceeds from this offering and the additional financing transactions will ultimately be used by Lazard Group primarily to redeem membership interests held by the historical partners for an aggregate redemption price of approximately $1.6 billion, as described in “The Separation and Recapitalization Transactions and the Lazard Organizational Structure.” In addition, approximately $83 million of additional net proceeds will be transferred to LAZ-MD Holdings and approximately $67 million will be transferred to LFCM Holdings. These funds will be available to fund the operating requirements of the separated businesses, as well as LAZ-MD Holdings’ obligation to redeem its capital interests over time pursuant to the terms of the retention agreements with our managing directors and the managing directors of LFCM Holdings and for general corporate purposes. The remaining amount of net proceeds, including any net proceeds that may be received as a result of the exercise of the underwriters’ over-allotment option, will be retained by Lazard Group for its general corporate purposes, including the expected repayment of $50 million in aggregate principal amount of 7.53% Senior Notes due 2011 issued by a wholly-owned subsidiary of Lazard Group.

Based upon the initial public offering price of $25.00 per share of common stock, we will receive net proceeds from this offering of approximately $789 million (or $911 million if the underwriters’ over-allotment option is exercised in full), after deducting approximately $66 million in underwriting discounts and commissions and estimated expenses payable in connection with this offering. See “Underwriting.”

Lazard Ltd will contribute, indirectly through our wholly-owned subsidiaries, all of the net proceeds of this offering to Lazard Group in exchange for the issuance of Lazard Group common membership interests. The price of each of the Lazard Group common membership interests that we acquire will equal the amount of net proceeds per share received by Lazard Ltd. Lazard Group will, in turn, use the net proceeds as described above. Such Lazard Group common membership interests, including those acquired in connection with the IXIS investment agreement and the cashless exchange of the Lazard Group historical partner interests of our Chief Executive Officer, will result in our ownership of 37.5% of the outstanding Lazard Group common membership interests (or a total of 40.5% of the outstanding Lazard Group common membership interests, assuming that the underwriters’ over-allotment option is exercised in full), and a controlling interest in Lazard Group.

The following table illustrates the aggregate sources and uses of proceeds relating to this offering and the additional financing transactions, assuming the underwriters’ over-allotment option is not exercised in the offering, and the recapitalization.

Sources of Proceeds	Uses of Proceeds
($ in thousands)

Common stock issued pursuant to this offering	$854,579
Common stock issued pursuant to the IXIS investment agreement	50,000
Cashless exchange of historical interests for common stock	32,921
Equity security units issued pursuant to the ESU offering	287,500
Equity security units issued in the IXIS ESU placement	150,000
Lazard Group senior notes, net of original issue discount of $435	549,565
Exchange of long-term investments as a portion of redemption consideration	39,774

Total	$1,964,339

Redemption of historical interests(a)	$1,616,411

Repay 7.53% Senior Notes due 2011	50,000

Capitalization of LAZ-MD Holdings and LFCM Holdings	150,000

Estimated transaction fees and expenses	87,000

Retained cash	60,928

Total	$1,964,339

(a)	Includes exchange of certain long-term investments as a portion of redemption consideration and the cashless exchange of the historical partner interests of our Chief Executive Officer for common stock.

DIVIDEND POLICY

Lazard Ltd has not declared or paid any cash dividends on our common equity since our inception. Subject to compliance with applicable law, we currently intend to declare quarterly dividends on all outstanding shares of our common stock and expect our initial quarterly dividend to be approximately $0.09 per share, payable in respect of the second quarter of 2005 (to be prorated for the portion of that quarter following the closing of this offering). The Class B common stock will not be entitled to dividend rights.

The declaration of this and any other dividends and, if declared, the amount of any such dividend, will be subject to the actual future earnings, cash flow and capital requirements of our company, the amount of distributions to us from Lazard Group and the discretion of our board of directors. Our board of directors will take into account:

•	general economic and business conditions,

•	the financial results of our company and Lazard Group,

•	capital requirements of our company and our subsidiaries (including Lazard Group),

•	contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including Lazard Group) to us, and

•	such other factors as our board of directors may deem relevant.

We are a holding company and have no direct operations. As a result, we will depend upon distributions from Lazard Group to pay any dividends. We expect to cause Lazard Group to pay distributions to us in order to fund any such dividends, subject to applicable law and the other considerations discussed above. In addition, as managing directors and other members of LAZ-MD Holdings convert their interests into shares of our common stock, they also will have a proportionate interest in the excess cash held by us to the extent that we retain excess cash balances or acquire additional assets with excess cash balances. For a discussion of Lazard Group’s intended distribution policy, see “The Separation and Recapitalization Transactions and the Lazard Organizational Structure.” Further, except under specific circumstances, the declaration and payment of dividends will be prohibited if certain contract adjustment payments in respect of the equity security units are deferred. See “Description of the Equity Security Units—The Purchase Contracts.”

Additionally, we are subject to Bermuda legal constraints that may affect our ability to pay dividends on our common stock and make other payments. Under the Companies Act, we may declare or pay a dividend out of distributable reserves only if we have reasonable grounds for believing that we are, or would after the payment be, able to pay our liabilities as they become due and if the realizable value of our assets would thereby not be less than the aggregate of our liabilities and issued share capital and share premium accounts.

DILUTION

As of December 31, 2004, our pro forma net tangible book value was approximately $(132) million, or approximately $(1.32) per share of common stock. Net tangible book value per share of common stock represents total consolidated tangible assets less total consolidated liabilities, divided by the aggregate number of shares of common stock outstanding assuming the exchange of all current Lazard Group common membership interests for 100,000,000 shares of common stock. Shares of common stock outstanding do not include shares of common stock that may be awarded in the future under our equity incentive plan. Except as described below, shares of common stock outstanding also do not include shares issuable upon settlement of the purchase contracts issued in connection with the ESU offering or the IXIS ESU placement. After giving effect to our issuance of shares of common stock in this offering, the IXIS investment agreement and to our Chief Executive Officer, who has elected to exchange his historical partner interests for common stock at our initial public offering price of $25.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2004 would have been approximately $(945) million, or $(9.45) per share of common stock. This represents an immediate dilution to new investors in our common stock of approximately $34.45 per share.

The following table illustrates this per share dilution (assuming that the underwriters do not exercise their over-allotment option, in whole or in part):

Initial public offering price per share		$25.00
Pro forma net tangible book value per share as of December 31, 2004	$(1.32)
Decrease in pro forma net tangible book value per share attributable to the sale of shares in this offering and the additional financing transactions, after giving effect to the recapitalization	(8.13)

Pro forma net tangible book value per share after giving effect to the separation and recapitalization		(9.45)

Pro forma dilution per share to new investors assuming full exchange of all Lazard Group common membership interests held by LAZ-MD Holdings into shares of our common stock		$34.45

If the underwriters’ over-allotment option is exercised in full, the pro forma net tangible book value per share of common stock after giving effect to the separation and recapitalization would be approximately $(7.83) per share and the dilution in pro forma net tangible book value per share of common stock to new investors would be $32.83 per share.

If the shares of common stock issuable upon settlement of the purchase contracts issued in connection with the ESU offering and the IXIS ESU placement had been issued upon closing of this offering, we estimate that our pro forma net tangible book value per share as of December 31, 2004, after giving effect to this offering and such issuance of shares, would have been between $(4.32) and $(4.43) per share (or $(3.14) and $(3.22) per share if the underwriters’ over-allotment option for this offering had been exercised in full). This range is based on the average minimum ($25.00) and maximum ($30.00) price per share of common stock that holders of the purchase contracts will pay upon settlement of the purchase contracts, assuming no adjustments are made to the applicable settlement rate as a result of anti-dilution provisions or otherwise.

The following table summarizes, on a pro forma basis as of December 31, 2004, the difference between the total cash consideration paid and the average price per share paid by existing stockholders and the purchasers of common stock as described below in this offering with respect to the number of shares of common stock purchased from us, before deducting estimated underwriting discounts, commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders(a)	62,500,000	62.5%	$—	0.0%	$—
Purchasers of common stock(b)	37,500,000	37.5	937,500,000	100.0	25.00

Total	100,000,000	100.00%	$937,500,000	100.0%	9.38

(a)	Represents LAZ-MD Holdings’ common membership interests in Lazard Ltd on an as-if-exchanged basis.
(b)	Includes 1,316,838 shares to be issued to Mr. Wasserstein in exchange for his historical partner interests valued at the initial public offering price and 2,000,000 shares to be issued to IXIS pursuant to the IXIS investment agreement.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2004, reflecting:

•	the historical actual consolidated capitalization of Lazard Group,

•	the pro forma consolidated capitalization of Lazard Group prior to this offering, the additional financing transactions and the recapitalization, but after giving effect to the separation, the reclassification to accrued compensation of amounts due for services rendered by managing directors and employee members of LAM and other managing directors from minority interests and members’ equity, respectively,

•	the pro forma consolidated capitalization of Lazard Group, as adjusted, after giving effect to this offering (based on the initial public offering price of $25.00 per share), the additional financing transactions and the recapitalization, after deducting underwriting discounts and commissions and estimated expenses payable in connection with this offering, and the additional financing transactions and after giving effect to the separation, the reclassification to accrued compensation of amounts due for services rendered by managing directors and employee members of LAM and other managing directors from minority interests and members’ equity, respectively, and the expected repayment of $50 million in aggregate principal amount of 7.53% Senior Notes due 2011 issued by a wholly-owned subsidiary of Lazard Group, and

•	the pro forma consolidated capitalization of Lazard Ltd, as adjusted, to reflect the transactions referred to above, including the minority interest attributable to LAZ-MD Holdings ownership of Lazard Group’s common membership interests, which is included within Lazard Ltd’s additional paid-in capital. (See note (a) below.)

This table should be read in conjunction with the consolidated financial statements and related notes and our unaudited pro forma financial information and related notes, in each case included elsewhere in this prospectus. The data assume that there has been no exercise, in whole or in part, of the underwriters’ over-allotment option to purchase additional shares of our common stock in this offering.

	As of December 31, 2004
	Lazard Group			Lazard Ltd
	Historical	Pro Forma	Pro Forma, as Adjusted	Pro Forma, as Adjusted
	($ in thousands)

Notes payable	$70,777	$67,497	$17,497	$17,497
Capital lease obligations	51,546	51,546	51,546	51,546
Lazard Group senior notes			550,000	550,000
Lazard Group Finance senior notes underlying equity security units			437,500	437,500
Subordinated loans	200,000	200,000	200,000	200,000
Mandatorily redeemable preferred stock	100,000	100,000	—	—
Minority interest	174,720	117,019	117,019	117,019
Members’ equity (deficit)	384,798	(114,579)	(927,433)	—
Stockholders’ equity:
Common stock, $0.01 par value per share, 500,000,000 shares authorized, 37,500,000 shares issued and outstanding on a pro forma basis as adjusted for this offering				375
Additional paid-in capital				(927,808	)(a)

Total minority interest, members’ equity and stockholders’ equity	559,518	2,440	(810,414)	(810,414)

Total capitalization	$981,841	$421,483	$446,129	$446,129

(a)	Minority interest attributable to LAZ-MD Holdings’ approximate 62.5% ownership of Lazard Group’s common membership interests has been reflected as a reduction of Lazard Ltd’s additional paid-in capital rather than minority interest since such minority interest would be negative.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth the historical selected consolidated financial data for Lazard Group, including the separated businesses, for all periods presented.

The historical financial statements do not reflect what our results of operations and financial position would have been had we been a stand-alone, public company for the periods presented. Specifically, our historical results of operations do not give effect to the matters set forth below.

•	The separation, which is described in more detail in “The Separation and Recapitalization Transactions and the Lazard Organizational Structure” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

•	Payment for services rendered by Lazard Group’s managing directors, which, as a result of Lazard Group operating as a limited liability company, historically has been accounted for as distributions from members’ capital, or in some cases as minority interest, rather than as compensation and benefits expense. As a result, Lazard Group’s operating income historically has not reflected payments for services rendered by its managing directors. After this offering, we will include all payments for services rendered by our managing directors to us in employee compensation and benefits expense.

•	U.S. corporate federal income taxes, since Lazard Group has operated in the U.S. as a limited liability company that was treated as a partnership for U.S. federal income tax purposes. As a result, Lazard Group’s income has not been subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners. Outside the U.S., Lazard Group historically has operated principally through subsidiary corporations and has been subject to local income taxes. Income taxes shown on Lazard Group’s historical consolidated statements of income are attributable to taxes incurred in non-U.S. entities and to New York City UBT attributable to Lazard Group’s operations apportioned to New York City.

•	Minority interest expense reflecting LAZ-MD Holdings’ ownership of approximately 62.5% of the Lazard Group common membership interests outstanding immediately after this offering and the separation and recapitalization transactions.

•	The use of proceeds from this offering and the additional financing transactions.

•	The net incremental expense related to the additional financing transactions.

The historical consolidated statements of income and financial condition data as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 have been derived from Lazard Group’s consolidated financial statements audited by Deloitte & Touche LLP, an independent registered public accounting firm. The audited consolidated statements of financial condition as of December 31, 2003 and 2004 and consolidated statements of income for the years ended December 31, 2002, 2003 and 2004 are included elsewhere in this prospectus. The audited consolidated statements of financial condition as of December 31, 2000, 2001 and 2002 and consolidated statements of income for the years ended December 31, 2000 and 2001 are not included in this prospectus. Historical results are not necessarily indicative of results for any future period.

The selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Information” and Lazard Group’s historical consolidated financial statements and related notes included elsewhere in this prospectus. See also “The Separation and Recapitalization Transactions and the Lazard Organizational Structure.”

Selected Consolidated Financial Data

	As of or for the Year Ended December 31,
	2000	2001		2002	2003	2004
	($ in thousands, except for per share data)
Lazard Group—Historical Financial Data
Consolidated Statement of Income Data
Net Revenue:
Financial Advisory (a)	$766,856	$551,356		$532,896	$690,967	$655,200
Asset Management (b)	457,124	410,237		454,683	350,348	417,166
Corporate (c)	32,817	(14,291)		4,391	6,535	13,839
Capital Markets and Other (f)	296,003	224,753		174,309	135,534	188,100

Net Revenue (d)	1,552,800	1,172,055		1,166,279	1,183,384	1,274,305
Employee Compensation and Benefits	570,064	524,417		469,037	481,212	573,779
Other Operating Expenses	306,339	288,676		321,197	312,818	342,764

Total Operating Expenses	876,403	813,093		790,234	794,030	916,543

Operating Income	676,397	358,962		376,045	389,354	357,762
Income Allocable to Members Before Extraordinary Item	558,708	305,777		297,447	250,383	241,467
Net Income Allocable to Members	558,708	305,777		297,447	250,383	246,974	(e)
Consolidated Statement of Financial Condition Data
Total Assets	$16,123,794	$3,569,362	(f)	$2,460,725	$3,257,229	$3,499,224
Total Debt (g)	$85,246	$134,048		$144,134	$320,078	$322,323
Mandatorily Redeemable Preferred Stock	—	$100,000		$100,000	$100,000	$100,000
Members’ Equity	$888,782	$704,697		$648,911	$535,725	$384,798

Notes ($ in thousands):

(a)	Financial Advisory net revenue consists of the following:

	For the Year Ended December 31,
	2000	2001	2002	2003	2004
M&A	$724,550	$492,083	$393,082	$419,967	$481,726
Financial Restructuring	34,100	55,200	124,800	244,600	96,100
Other Financial Advisory	8,206	4,073	15,014	26,400	77,374

Financial Advisory Net Revenue	$766,856	$551,356	$532,896	$690,967	$655,200

(b)	Asset Management net revenue consists of the following:

	For the Year Ended December 31,
	2000	2001	2002	2003	2004
Management and Other Fees	$405,124	$386,237	$381,256	$312,123	$389,812
Incentive Fees	52,000	24,000	73,427	38,225	27,354

Asset Management Net Revenue	$457,124	$410,237	$454,683	$350,348	$417,166

(c)	“Corporate” includes interest income (net of interest expense), investment income from certain long-term investments and net money market revenue earned by LFB.
(d)	Net revenue is presented after reductions for dividends relating to Lazard Group’s mandatorily redeemable preferred stock issued in March 2001. Preferred dividends are reflected in corporate net revenue and amounted to $6,312, $8,000, $8,000 and $8,000 in the years ended December 31, 2001, 2002, 2003 and 2004, respectively.
(e)	Net income allocable to members for the year ended December 31, 2004 is shown after an extraordinary gain of approximately $5,507 related to the January 2004 acquisition of the assets of Panmure Gordon.
(f)	The decline in total assets from December 31, 2000 to December 31, 2001 is primarily due to Lazard Group’s exiting its London money markets business in 2001. Total assets of the London money markets business at December 31, 2000 were $12,225,241. The net revenue related to the London money markets business in the years ended December 31, 2000 and 2001 were $28,962 and $37,393, respectively, and was included in the Capital Markets and Other segment.
(g)	Total debt represents the aggregate amount reflected in Lazard Group’s historical consolidated statement of financial condition relating to notes payable, capital lease obligations and subordinated loans.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2004 and the unaudited pro forma condensed consolidated statement of financial condition at December 31, 2004 present the consolidated results of operations and financial position of Lazard Ltd and Lazard Group assuming that the separation and recapitalization transactions, including this offering and the additional financing transactions, had been completed as of January 1, 2004 with respect to the unaudited pro forma condensed consolidated statement of income data, and at December 31, 2004 with respect to the unaudited pro forma condensed consolidated statement of financial condition data. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the separation and recapitalization transactions, including this offering and the additional financing transactions, on the historical financial information of Lazard Group. The adjustments are described in the notes to unaudited pro forma condensed consolidated statement of income and the unaudited pro forma condensed consolidated statement of financial condition, and principally include the matters set forth below.

•	The separation, which is described in more detail in “The Separation and Recapitalization Transactions and the Lazard Organizational Structure” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

•	Payment for services rendered by Lazard Group’s managing directors, which, as a result of Lazard Group operating as a limited liability company, historically has been accounted for as distributions from members’ capital, or in some cases as minority interest, rather than as employee compensation and benefits expense. As a result, Lazard Group’s operating income historically has not reflected payments for services rendered by its managing directors. After this offering, we will include all payments for services rendered by our managing directors in employee compensation and benefits expense.

•	U.S. corporate federal income taxes, since Lazard Group has operated in the U.S. as a limited liability company that was treated as a partnership for U.S. federal income tax purposes. As a result, Lazard Group’s income has not been subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners. Outside the U.S., Lazard Group historically has operated principally through subsidiary corporations and has been subject to local income taxes. Income taxes shown on Lazard Group’s historical consolidated statements of income are attributable to taxes incurred in non-U.S. entities and to New York City UBT attributable to Lazard Group’s operations apportioned to New York City.

•	Minority interest expense reflecting LAZ-MD Holdings’ ownership of approximately 62.5% of the Lazard Group common membership interests outstanding immediately after this offering and the separation and recapitalization transactions.

•	The use of proceeds from this offering and the additional financing transactions.

•	The net incremental expense related to the additional financing transactions.

The unaudited pro forma financial information of Lazard Ltd should be read together with “The Separation and Recapitalization Transactions and the Lazard Organizational Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Lazard Group’s historical consolidated financial statements and the related notes included elsewhere in this prospectus. The historical consolidated financial data reflected in the accompanying unaudited pro forma financial information represent historical consolidated financial data of Lazard Group. Such historical consolidated financial data of Lazard Group reflects the historical results of operations and financial position of Lazard Group, including the separated businesses.

The pro forma consolidated financial information are included for informational purposes only and do not purport to reflect the results of operations or financial position of Lazard Group or Lazard Ltd that would have occurred had they operated as separate, independent companies during the periods presented. Actual results might have differed from pro forma results if Lazard Group or Lazard Ltd had operated independently. The pro forma consolidated financial information should not be relied upon as being indicative of Lazard Group or Lazard Ltd’s results of operations or financial condition had the transactions contemplated in connection with the separation and recapitalization transactions, including this offering and the additional financing transactions, been completed on the dates assumed. The pro forma consolidated financial information also does not project the results of operations or financial position for any future period or date.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31, 2004
			Pro Forma Adjustments					Total		Pro Forma Adjustments for the Additional Financing Transactions			Lazard Group Pro Forma, as Adjusted	Pro Forma Adjustments for this Offering		Lazard Ltd Consolidated Pro Forma, as Adjusted(m)
	Historical		Separation(a)	Subtotal	Other
	($ in thousands, except per share data)

Total revenue	$1,328,180		$(202,424)	$1,125,756	$			$1,125,756		$			$1,125,756	$		$1,125,756
Interest expense	(53,875	)(b)	14,324	(39,551)				(39,551)			(55,771	)(e)	(95,322)			(95,322)

Net revenue	1,274,305		(188,100)	1,086,205				1,086,205			(55,771)		1,030,434			1,030,434
Operating expenses:
Employee compensation and benefits	573,779		(109,030)	464,749		172,301	(c)	637,050					637,050			637,050
Premises and occupancy costs	96,668		(22,967)	73,701				73,701					73,701			73,701
Professional fees	73,547		(24,902)	48,645				48,645					48,645			48,645
Travel and entertainment	50,822		(5,626)	45,196				45,196					45,196			45,196
Other	121,727		(29,946)	91,781				91,781					91,781			91,781

Total Operating Expenses	916,543		(192,471)	724,072		172,301		896,373					896,373			896,373

Operating income	357,762		4,371	362,133		(172,301)		189,832			(55,771)		134,061			134,061
Provision for income taxes	28,375		(103)	28,272		1,852	(d)	30,124			(11,353	)(f)	18,771		6,101 (g)	24,872

Income allocable to members before minority interests and extraordinary item	329,387		4,474	333,861		(174,153)		159,708			(44,418)		115,290		(6,101)	109,189
Minority interests	87,920		(367)	87,553		(73,311	)(c)	14,242					14,242		63,154 (h)	77,396

Income allocable to members before extraordinary item	241,467		4,841	246,308		(100,842)		145,466			(44,418)		101,048		(69,255)	31,793
Extraordinary gain	5,507		(5,507)	—

Net income allocable to members	$246,974		$(666)	$246,308		$(100,842)		$145,466			$(44,418)		$101,048		$(69,255)	$31,793

Weighted average shares outstanding:
Basic								100,000,000	(i)							37,500,000	(k)
Diluted								100,000,000	(i)							100,000,000	(k)

Net income per share:
Basic								$1.45	(j)							$0.8	5(l)
Diluted								$1.45	(j)							$0.8	5(l)

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income ($ in thousands):

(a)	Reflects adjustments necessary to remove the historical results of operations of Lazard Group’s separated businesses.

(b)	Interest expense includes dividends relating to Lazard Group’s mandatorily redeemable preferred stock issued in March 2001, which amounted to $8,000 for the year ended December 31, 2004.

(c)	Historically, payments for services rendered by our managing directors have been accounted for as distributions from members’ capital, or as minority interest expense in the case of payments to LAM managing directors and certain key LAM employee members during 2004, rather than as compensation and benefits expense. As a result, our employee compensation and benefits expense and net income allocable to members have not reflected most payments for services rendered by our managing directors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures and Indicators—Net Income Allocable to Members.”

The adjustment reflects the classification of these payments for services rendered as employee compensation and benefits expense and has been determined as if the new compensation policy described below had been in place during 2004. Accordingly, the pro forma condensed consolidated statement of income data reflect compensation and benefits expense based on new retention agreements that are in effect.

Following the completion of this offering, our policy will be that our employee compensation and benefits expense, including that payable to our managing directors, will not exceed 57.5% of operating revenue each year (although we retain the ability to change this policy in the future). Our managing directors have been informed of this new policy. The new retention agreements with our managing directors generally provide for a fixed salary and discretionary bonus, which may include an equity-based compensation component. We define “operating revenue” for these purposes as consolidated total revenue less (i) total revenue attributable to the separated businesses and (ii) interest expense related to LFB, with such operating revenue for the year ended December 31, 2004 amounting to $1,107,913.

Reconciliation of historical compensation and benefits

expense to pro forma employee compensation and benefits expense

Year Ended December 31, 2004
($ in thousands)
Historical	$573,779
Add (deduct):
Amount related to separated businesses	(109,030)
Portion of distributions representing payments for services rendered by managing directors and employee members of LAM	$354,282
Reductions	(181,981)

Sub-total	172,301

Targeted compensation and benefits	$637,050

The overall net adjustment to increase historical employee compensation and benefits expense (after eliminating the expenses related to the separated businesses) is $172,301 for the year ended December 31, 2004. The net adjustment is the result of (i) aggregating the distributions representing payments for services rendered by managing directors and employee members of LAM and (ii) reducing the adjusted employee compensation and benefits expense to reflect the new compensation arrangements with our managing directors, which generally provide for a fixed salary and discretionary bonus, to a target compensation expense-to-operating revenue ratio of 57.5%.

While the adjustments described above constitute all adjustments management believes are applicable to the pro forma presentation set forth in this prospectus, we believe that other considerations will assist us in minimizing the degree of compensation reductions required to achieve our employee compensation and benefits expense target, which have not been reflected in the pro forma presentation. These include expense reductions of approximately $100,000 over the next year related to the following—the expiration of guaranteed payments and other contractual agreements with our managing directors; the expiration of contractual payouts to the founders of LAM; planned reductions associated with the restructuring of the Lazard Group pension plans (reflecting a change from defined benefit plans to defined contribution plans) and post-retirement medical plans and cost savings resulting from a reassessment of our staffing needs. The expiration of contractual agreements requiring payments to our managing directors for services performed and to the founders of LAM will reduce expenses by approximately $55,000. The planned expense reductions associated with the restructuring of the Lazard Group pension and post-retirement medical plans and the cost savings from a reassessment of our staffing needs are expected to be approximately $45,000. Our reassessment of staffing needs was substantially completed during 2004, and, as a result, headcount was reduced. As part of our periodic performance reviews, we expect to continue to reassess needs in the future, but no material reassessment plans are currently in place. No material costs were incurred in connection with our prior reassessment of staffing needs. To the extent required, any reductions, over and above these approximately $100,000 of reductions, necessary to achieve our target employee compensation expense-to-operating revenue ratio of 57.5% will be accomplished by reducing other compensation expenses, including the discretionary bonuses of our managing directors, as generally permitted by the new retention agreements.

These and other measures may not allow us to reach or maintain our target compensation expense-to-operating revenue ratio in the future. Increased competition for senior professionals, changes in the financial markets generally or other factors could prevent us from reaching this objective.

(d)	Reflects a net adjustment of $1,852 for the year ended December 31, 2004. The net adjustment includes (i) tax expense of $3,552 in the year ended December 31, 2004, which reflects the application of the respective historical effective Lazard Group income tax rates against the applicable pro forma adjustments, and (ii) a tax benefit of $1,700 reclassified from LAM minority interest.

(e)	Reflects net incremental interest expense related to the separation and recapitalization transactions, including the additional financing transactions and the amortization of capitalized costs associated with the additional financing transactions, estimated to be $55,771, the details of which are as follows:

	Principal Amount	Interest Rate	Increase (Decrease) in Interest Expense
Addition of new interest expense:
Lazard Group senior notes	$550,000	7.125%	$39,188
Lazard Group senior notes amortization of original issue discount			43
Lazard Group Finance senior notes underlying equity security units	437,500	6.12%	26,775
Accretion on the estimated present value of contract adjustment payments on the forward purchase contracts sold			325
Amortization of an estimated $9,070 of capitalized debt issuance costs			1,205

Sub-total			67,536
Reduction of existing interest expense:
Senior Notes due 2011	50,000	7.53%	(3,765)
Mandatory redeemable preferred stock	100,000	8.00%	(8,000)

Sub-total			(11,765)

Net incremental interest expense			$55,771

See also “Use of Proceeds” and “Description of the Equity Security Units—Accounting Treatment.”

(f)	Reflects the net income tax impact associated with the separation and recapitalization transactions.

(g)	Represents an adjustment for Lazard Ltd entity-level taxes of $6,101 calculated as follows:

Operating income	$134,061
Less minority interests that reduce income subject to tax	(8,917)

Total income subject to tax	$125,144

Total income taxes at an estimated effective tax rate of 28%	$35,040
Less Lazard Group income tax included therein at an estimated effective tax rate of 15%	(18,771)

Incremental income taxes in excess of income taxes at Lazard Group, assuming 100% ownership of Lazard Group by Lazard Ltd	16,269
Multiply by Lazard Ltd’s estimated ownership of Lazard Group	37.5%

Estimated incremental Lazard Ltd’s entity level taxes	$6,101

The difference between the U.S. federal statutory tax rate of 35% and Lazard Ltd’s estimated effective tax rate of 28% is primarily due to the earnings attributable to Lazard Ltd’s non-U.S. subsidiaries being taxable at rates lower than the U.S. federal statutory tax rate, partially offset by U.S. state and local taxes which are incremental to the U.S. federal statutory tax rate.

(h)	Minority interest expense includes an adjustment for LAZ-MD Holdings’ ownership of approximately 62.5% of the Lazard Group common membership interests outstanding immediately after this offering, with such minority interest being the result of multiplying LAZ-MD Holdings’ ownership interests in Lazard Group by Lazard Group’s pro forma, as adjusted, net income allocable to members. LAZ-MD Holdings’ ownership interests in Lazard Group are exchangeable, on a one-for-one basis, into shares of Lazard Ltd, and, on a fully exchanged basis, would amount to 62,500,000 shares or 62.5% of Lazard Ltd’s shares outstanding.

(i)	For purposes of presentation of basic and diluted net income per share, it was assumed that all Lazard Group common membership interests were exchanged into 100,000,000 shares of common stock.

(j)	Calculated after considering the impact of the pro forma adjustments described in notes (a), (c) and (d) above and based on the weighted average basic and diluted shares outstanding, as applicable, as described in note (i) above. Net income per share is not comparable to Lazard Ltd pro forma as adjusted net income per share due to the effect of the recapitalization, including this offering and the additional financing transactions, and because net income allocable to members does not reflect U.S. corporate federal income taxes since Lazard Group has operated in the U.S. as a limited liability company that was treated as a partnership for U.S. federal tax purposes, whereas Lazard Ltd net income includes a provision in respect of such taxes.

(k)	For purposes of presentation of basic net income per share, the weighted average shares outstanding reflects 37,500,000 shares of our common stock that will be outstanding immediately following this offering and excludes 5,127,474 shares issuable upon exercise of the underwriters’ over-allotment option. For purposes of presentation of diluted net income per share, LAZ-MD Holdings exchangeable interests are included on an as-if-exchanged basis. Shares issuable with respect to the exercise of the purchase contracts associated with the equity security units offered in the ESU offering and the IXIS ESU placement are not included because, under the treasury stock method of accounting, such securities currently are not dilutive.

(l)	Calculated after considering the impact of all the pro forma adjustments described above and based on the weighted average basic and diluted shares outstanding, as applicable, as described in note (k) above.

(m)	Captions relating to “income allocable to members” means “income” with respect to the Lazard Ltd amounts.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT

OF FINANCIAL CONDITION

	As of December 31, 2004
									Pro Forma Adjustments for the Capital Contribution Relating to the Offering
		Pro Forma Adjustments					Total		and the Additional Financing Transactions		Lazard Group Pro Forma, as Adjusted	Pro Forma Adjustments for this Offering			Lazard Ltd Consolidated Pro Forma, as Adjusted
	Historical	Separation(a)	Subtotal	Other
	($ in thousands, except per share amounts)
Assets:
Cash and cash equivalents	$273,668	$(8,185)	$265,483		$(84,000	)(b)	$181,483	(e)	$60,928	(f)	$242,411	$			$242,411
Cash and securities segregated for regulatory purposes	82,631	(27,200)	55,431				55,431				55,431				55,431
Marketable investments	112,467		112,467				112,467	(e)			112,467				112,467
Securities owned	597,229	(210,280)	386,949				386,949				386,949				386,949
Securities borrowed	852,266	(852,266)
Receivables	891,524	(164,157)	727,367				727,367				727,367				727,367
Other assets	689,439	(226,588)	462,851				462,851		(39,774	)(f)			261,000	(h)
									9,070	(f)	432,582		(261,000	)(h)
									435	(f)					432,582

Total assets	$3,499,224	$(1,488,676)	$2,010,548		$(84,000)		$1,926,548		$30,659		$1,957,207		$—		$1,957,207

Liabilities, Members’ Equity and Stockholders’ Equity:
Notes payable	$70,777	$(3,280)	$67,497	$			$67,497		$(50,000	)(f)	$17,497	$			$17,497
Securities loaned	624,918	(624,918)
Payables	601,582	(90,836)	510,746				510,746				510,746				510,746
Accrued employee compensation	204,898	(52,247)	152,651		40,891	(c)
					149,121	(d)	342,663	(e)			342,663				342,663
Miscellaneous other liabilities	1,137,531	(434,329)	703,202				703,202		6,013	(g)	709,215		—	(h)	709,215
Lazard Group senior notes									550,000	(f)	550,000				550,000
Lazard Group Finance senior notes underlying equity security units									437,500	(f)	437,500				437,500
Subordinated loans	200,000		200,000				200,000				200,000				200,000
Mandatorily redeemable preferred stock	100,000		100,000				100,000		(100,000	)(f)	—				—
Minority interest	174,720	(16,810)	157,910		(40,891	)(c)	117,019				117,019		—	(i)	117,019
Members’ equity	384,798	(266,256)	118,542		(84,000 (149,121	)(b) )(d)	(114,579)		859,570 (1,516,411 (150,000 (6,013	(f) )(f) )(f) )(g)	(927,433)		927,433	(i)	—
Stockholders’ equity (deficiency):
Common stock, par value $.01 per share													375	(i)	375
Additional paid-in capital													(927,808	)(g)(i)	(927,808)

Total members’ equity and stockholders’ equity (deficiency)	384,798	(266,256)	118,542		(233,121)		(114,579)		(812,854)		(927,433)		—		(927,433)

Total liabilities, members’ equity and stockholders’ equity (deficiency)	$3,499,224	$(1,488,676)	$2,010,548		$(84,000)		$1,926,548		$30,659		$1,957,207		$—		$1,957,207

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition ($ in thousands):

(a)	Reflects adjustments necessary to remove the historical balances relating to Lazard Group’s separated businesses. Subsequent to December 31, 2004, the separated businesses’ members’ equity as reflected in the pro forma condensed consolidated statement of financial condition will be reduced by approximately $134,000 related to the repurchase of working member interests in connection with the consummation of this offering, all of which has been paid as of May 4, 2005. See also “Certain Relationships and Related Transactions—Certain Relationships with Our Directors, Executive Officers and Employees—Transactions with Our Working Members.”
(b)	Reflects cash contribution in recognition of indemnities to be made by the separated businesses in favor of Lazard Group as described in “Certain Relationships and Related Transactions—Relationship with LAZ-MD Holdings and LFCM Holdings—Master Separation Agreement.”
(c)	Reclassifies minority interest relating to services rendered by managing directors and employee members associated with Lazard Group’s controlled affiliate, LAM, to accrued compensation.
(d)	Historically, payment for services rendered by managing directors has been accounted for as distributions to members’ capital (and subsequent to January 1, 2003, minority interest for LAM) rather than as compensation expense. As a result, the accrued compensation liability account has not reflected a liability for most services rendered by managing directors. Following the closing of the separation and recapitalization transactions, we will include all payments for services rendered by our managing directors in compensation and benefits expense. The pro forma adjustment reflects the compensation payable to managing directors (excluding LAM and the separated businesses).
(e)	Historically, employee bonuses have generally been paid in the January following the end of each fiscal year. Payments to managing directors for services rendered have generally been made in three monthly installments, as soon as practicable, after the end of each fiscal year. Such payments usually begin in February. Accordingly, the cash and marketable investments balances shown will be reduced by amounts to be paid for employee bonuses and payments to managing directors for services rendered.
(f)	Reflects the net impact of this offering, the additional financing transactions and the recapitalization representing (1) a net increase in members’ equity of $859,570, consisting of the issuance of $937,500 of common stock, which includes $50,000 to be issued to IXIS pursuant to the IXIS investment agreement and $32,921 related to the cashless exchange of historical partner interests of our Chief Executive Officer, for shares of our common stock at the initial public offering price, less estimated transaction fees and expenses attributable to these equity offerings of $77,930 (which represents the estimated total transaction fees of $87,000 less $9,070 of capitalized debt issuance costs), (2) the issuance of $550,000 principal amount of Lazard Group senior notes and (3) the issuance of $437,500 of equity security units, $150,000 of which will be issued to IXIS pursuant to the IXIS investment agreement. The aggregate proceeds of $1,925,000, prior to estimated transaction fees and expenses, which, combined with $39,774 in certain Lazard Group long-term investments (which will be utilized to satisfy a portion of the historical partner redemption consideration), will be utilized to (a) redeem $1,616,411 in historical partner interests, which includes $100,000 in Mandatorily Redeemable Preferred Stock and $32,921 in the cashless exchange of our Chief Executive Officer’s historical partner interests for shares of our common stock, (b) repay $50,000 in principal amount of 7.53% Senior Notes due 2011, (c) distribute an aggregate of $150,000 to LAZ-MD Holdings and LFCM Holdings and (d) pay estimated transaction fees and expenses of $87,000. We estimate that proceeds from this offering and additional financings described herein will exceed the identified use of proceeds described above by $60,928, which will result in an equivalent increase in cash and cash equivalents. Further, other assets reflect a net reduction of $30,269 related to the utilization of $39,774 in long-term investments, as mentioned above, as well as the original issue discount of $435 related to the issuance of $550,000 principal amount of Lazard Group senior notes and an increase related to the capitalization of $9,070 in debt issuance costs. See “Use of Proceeds.”
(g)	Reflects an adjustment of $6,013 to record a liability for the present value of the quarterly contract adjustment payments related to the purchase contracts associated with the equity security units being offered and securities that will be effectively exchangeable into shares of our common stock pursuant to the IXIS investment agreement, with a corresponding charge to additional paid-in-capital. This adjustment assumes contract adjustment payments equal to 0.505% of the principal amount of the equity security units, discounted to present value at an annual rate of 6.12% over the three-year life of the purchase contracts.
(h)	In accordance with Statement of Financial Accounting Standards No. 109, and in connection with the consolidation of Lazard Group into Lazard Ltd, we have recorded a deferred tax asset of approximately $30,000, with such amount fully offset by a valuation allowance. In addition, in connection with the redemption of the historical partner interests and preferred interests, we have also recorded a deferred tax asset of approximately $231,000, with such amount also fully offset by a valuation allowance. The valuation allowances have been recorded because it is more likely than not that these deferred tax assets will not be realized. The realization of the deferred tax assets depends, among other factors, on the future geographic mix of the earnings of Lazard Group and on Lazard Group meeting certain statutory limitations on amortization deductions. While, pursuant to the tax receivable agreement, we have agreed to pay LFCM Holdings 85% of the amount of any tax benefit we actually realize as a result of tax deductions attributable to increases in tax basis relating to the redemption of the historical partner interests and preferred interests, we have not recorded any liability for our obligation to pay to LFCM Holdings under the tax receivable agreement as we have recorded a full valuation allowance against this deferred tax asset.
(i)	Reflects the issuance of Lazard Ltd common shares pursuant to this offering, net of applicable costs with respect thereto, and the net effect of the consolidation by Lazard Ltd of Lazard Group, including the classification of LAZ-MD Holdings’ approximate 62.5% ownership of Lazard Group’s common membership interests as of December 31, 2004 as a reduction of Lazard Ltd’s additional paid-in capital rather than minority interest since such minority interest would be negative.

The unaudited pro forma condensed consolidated statements of income for the years ended December 31, 2002 and 2003 are also presented below to give effect to the separation, as though such separation had occurred as of January 1, 2002. The unaudited pro forma condensed consolidated financial statements shown below are presented as additional information since, if the offering is successfully consummated, any subsequent presentation of the historical financial statements will reflect the separated businesses as discontinued operations in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. These unaudited pro forma condensed consolidated financial statements, however, exclude any pro forma adjustments related to payment for services rendered by Lazard Group’s managing directors, incremental expense related to the additional financing transactions, minority interest expense and the income tax effect relating to such items.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31, 2002			Year Ended December 31, 2003
	Historical	Separation(a)	Pro Forma for Separation	Historical	Separation(a)	Pro Forma for Separation
	($ in thousands)

Total revenue	$1,229,662	$(207,726)	$1,021,936	$1,233,545	$(150,728)	$1,082,817
Interest expense(b)	(63,383)	33,417	(29,966)	(50,161)	15,194	(34,967)

Net revenue	1,166,279	(174,309)	991,970	1,183,384	(135,534)	1,047,850
Operating expenses:
Employee compensation and benefits	469,037	(79,023)	390,014	481,212	(93,976)	387,236
Premises and occupancy costs	82,121	(35,675)	46,446	98,412	(36,758)	61,654
Professional fees	67,862	(19,185)	48,677	56,121	(8,190)	47,931
Travel and entertainment	41,225	(7,297)	33,928	45,774	(7,984)	37,790
Other	129,989	(17,231)	112,758	112,511	(35,287)	77,224

Total Operating Expenses	790,234	(158,411)	631,823	794,030	(182,195)	611,835

Operating income	376,045	(15,898)	360,147	389,354	46,661	436,015
Provision for income taxes	38,583	2,496	41,079	44,421	(7,469)	36,952

Income allocable to members before minority interests	337,462	(18,394)	319,068	344,933	54,130	399,063
Minority interests	40,015	(384)	39,631	94,550	15	94,565

Net income allocable to members	$297,447	$(18,010)	$279,437	$250,383	$54,115	$304,498

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Income ($ in thousands):

(a)	Reflects adjustments necessary to remove the historical results of operations of Lazard Group’s separated businesses.
(b)	Interest expense includes dividends relating to Lazard Group’s mandatorily redeemable preferred stock issued in March 2001, which amounted to $8,000 and $8,000 in the years ended December 31, 2002 and 2003, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with Lazard Group’s historical consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus.

The historical consolidated financial data of Lazard Group discussed below reflect the historical results of operations and financial position of Lazard Group, including the separated businesses that will not be retained by Lazard Group following this offering. Accordingly, the historical consolidated financial data do not give effect to the separation and recapitalization transactions, including the completion of this offering and the additional financing transactions. See “The Separation and Recapitalization Transactions and the Lazard Organizational Structure” and “Unaudited Pro Forma Financial Information” included elsewhere in this prospectus.

Business Summary

Lazard Group’s principal sources of revenue are derived from activities in the following business segments:

•	Financial Advisory, which includes providing advice on mergers, acquisitions, restructurings and other financial matters,

•	Asset Management, which includes the management of equity and fixed income securities and merchant banking funds, and

•	Capital Markets and Other, which consists of equity, fixed income and convertibles sales and trading, broking, research and underwriting services, merchant banking fund management activities outside of France and specified non-operating assets and liabilities. In connection with the separation, Lazard Group will transfer its Capital Markets and Other segment to LFCM Holdings.

In addition, we record selected other activities in Corporate, including cash and marketable investments, certain long-term investments and our Paris-based LFB. LFB is a registered bank regulated by the Banque de France. LFB’s primary operations include commercial banking, the management of the treasury positions of Lazard’s Paris House through its money market desk and, to a lesser extent, credit activities relating to securing loans granted to clients of LFG and custodial oversight over assets of various clients. In addition, LFB also operates many support functions of the Paris House. We also allocate outstanding indebtedness to Corporate. Following this offering, the indebtedness and interest expense related to the additional financing transactions will be accounted for as part of Corporate as well.

For the year ended December 31, 2004, Financial Advisory, Asset Management, Capital Markets and Other and Corporate contributed approximately 51%, 33%, 15% and 1% of Lazard Group’s net revenue, respectively.

Business Environment

Economic and market conditions, particularly global M&A activity, can significantly affect our financial performance.

The respective source for the data contained herein relating to (i) the volume of global and trans-Atlantic completed and announced merger and acquisition transactions is Thomson Financial, (ii) the amount of corporate debt defaults is Moody’s Investors Service, Inc., cited with permission, all rights reserved, (iii) the amount of hedge fund assets from Van Hedge Fund Advisors, and (iv) funds raised for global private capital, including private equity and venture capital investment funds, is Thomson Venture Economics/National Venture Capital, March 2005.

Financial Advisory

From the early 1990s through 2000, there was relatively consistent and substantial growth in global M&A activity. The volume of global completed M&A transactions grew from $359 billion in 1993 to $3,720 billion in 2000. Of the total market, the volume of trans-Atlantic completed M&A transactions (involving either a U.S. or Canadian party transacting with a European counterparty) grew from $22 billion in 1993 to $386 billion in 2000.

Beginning in 2001, the volume of global completed M&A transactions began to decline significantly, falling 67% from $3,720 billion in 2000 to $1,220 billion in 2003, with the volume of trans-Atlantic completed M&A transactions down 74% from $386 billion to $102 billion in the same period. At the same time, corporate debt defaults increased significantly, reaching a peak of $164 billion in 2002, up 466% from $29 billion in 2000. In 2003, corporate debt defaults decreased to $34 billion, down 79% from $164 billion in 2002, reflecting improved global economic conditions.

In 2004, global M&A volume increased while restructuring activity continued to decline significantly. For the year ended December 31, 2004, the volume of global completed M&A transactions increased 29% versus the year ended December 31, 2003, increasing to $1,574 billion from $1,220 billion, respectively, with the volume of trans-Atlantic completed M&A transactions experiencing a 2% increase. Over the same period, the volume of global announced M&A transactions increased by 39% in 2004, from $1,398 billion to $1,937 billion, and the volume of trans-Atlantic announced M&A transactions increased by 13% from $99 billion to $112 billion, reflecting growing industry-wide activity. Over the same time frame, financial restructuring activity continued to decline, with the amount of corporate debt defaults falling from $34 billion to $16 billion, or by 53%. We believe that our Financial Advisory business will benefit from any sustained increase in M&A volume. Any such improvement will most likely be accompanied, at least in part, by counter-cyclical weakness in restructuring activity.

We believe that this counter-cyclical relationship can be seen in Lazard Group’s results. Between 2000 and 2003, Lazard Group’s Mergers and Acquisitions net revenue declined from $725 million to $420 million as the volume of global completed M&A transactions across the industry declined amidst challenging economic and capital markets conditions. Conversely, over the same time period, the net revenue of Lazard Group’s Financial Restructuring practice, the first full operating year of which commenced in 2000, increased from $34 million to $245 million, driven primarily by increased restructuring transaction volume stemming from higher levels of global corporate debt defaults. Similarly, for the year ended December 31, 2004, Lazard Group’s Mergers and Acquisitions net revenue increased to $482 million from $420 million in 2003 as M&A activity rebounded, while Financial Restructuring net revenue declined to $96 million from $245 million over the same time period, reflecting diminished restructuring activity due to declining levels of global corporate debt defaults.

Asset Management

From 1994 to 2004, global stock markets appreciated substantially. The MSCI World Index rose by 7% on a compounded annual basis during this period. European markets experienced similar improvement, with the FTSE 100, CAC 40 and DAX indices up 5%, 7% and 7%, respectively, on a compounded annual basis. In the U.S., the Dow Jones Industrial, S&P 500 and NASDAQ indices rose by 11%, 10% and 11%, respectively, on a compounded annual basis. According to Pensions & Investments, an industry publication, worldwide assets managed by the top 100 asset managers grew by 21%, on a compounded annual basis, from 1994 to 2003. We believe that this growth in excess of market appreciation reflects a shift towards assets being concentrated among leading asset managers and consolidation within the asset management industry. During the same period, assets managed in hedge funds and merchant banking funds also experienced significant growth. Hedge fund assets, for example, grew 18%, on a compounded annual basis, to $950 billion at year end 2004, and funds raised for global private capital, which includes private equity and venture capital investment funds, increased by 11% on a compounded annual basis.

While global stock markets experienced substantial appreciation from 1994 to 2004, markets have experienced considerable volatility since 1999, with various market indices reaching record highs in 1999 and the first quarter of 2000, and then declining steadily through December 31, 2002. From 1999 to 2002, the MSCI World Index declined by 18%, on a compounded annual basis, while in Europe, the FTSE 100, CAC 40 and DAX indices declined 17%, 20% and 25%, respectively, on a compounded annual basis. In the U.S., the Dow Jones Industrial, S&P 500 and NASDAQ indices declined by 10%, 16% and 31%, respectively, on a compounded annual basis, in the same time frame. These declines were followed by considerable improvements in the global markets in 2003 and 2004. From January 1, 2003 until December 31, 2004, the MSCI World Index rose by 22%, on a compounded annual basis, with the FTSE 100, CAC 40 and DAX indices gaining 11%, 12% and 21%, respectively, on a compounded annual basis. In the U.S., the Dow Jones Industrial, S&P 500 and NASDAQ indices gained 14%, 17% and 28%, respectively, on a compounded annual basis for the same period. The changes in global market indices correspond with Lazard Group’s market-related changes in its AUM.

Recent Developments

During the first quarter of 2005, net revenue in our Mergers and Acquisitions practice increased by 64% in comparison to the first quarter of 2004. This reflects an improvement relative to the 28% growth in Mergers and Acquisitions net revenue we realized during the fourth quarter of 2004 in comparison to the fourth quarter of 2003, and relative to the 15% growth in net revenue we realized for the full year 2004 in comparison to 2003. Net revenue in a particular quarter may not be indicative, however, of future results. During the first quarter of 2005, net revenue in our Financial Restructuring practice increased 36% in comparison to the first quarter of 2004, relative to a 61% decrease in Financial Restructuring net revenue for the full year 2004 in comparison to 2003. During the first quarter of 2005, we have represented, among others, MCI in its evaluation of its strategic alternatives, SunGard Data Systems Inc. in its sale to various private equity firms and Tower Automotive, Inc. on its Chapter 11 bankruptcy reorganization. In April 2005, we represented the New York Stock Exchange in its proposed merger with Archipelago Exchange.

In our Asset Management business, our average AUM for the first quarter of 2005 was $86 billion, representing a 7% increase in comparison to the average AUM of $80 billion during 2004. In the first quarter of 2005 our management fee net revenue increased by 6% as compared to the corresponding quarter in 2004. Including incentive fees earned in the first quarter of 2005, our Asset Management net revenue increased 10% as compared to the corresponding quarter in 2004.

On April 26, 2005, we completed the sale of our U.K. capital markets business, Panmure Gordon & Co., Limited, to Durlacher Corporation PLC (a U.K. broking firm). As a part of the transaction, we received an ownership interest of approximately 32.8% in Durlacher Corporation PLC, which is being transferred with LFCM Holdings in connection with the separation.

The revenue data for the first quarter of 2005 set forth above is preliminary in nature and actual revenue for such quarter may be different. Our actual results of operations for the quarter ended March 31, 2005 will be included in a subsequent filing by us with the SEC.

Key Financial Measures and Indicators

Net Revenue

The majority of our Financial Advisory net revenue is earned from the successful completion of mergers, acquisitions, restructurings or similar transactions. In some client engagements, often those involving financially distressed companies, revenue is earned in the form of retainers and similar fees that are contractually agreed upon with each client for each assignment and are not necessarily linked to the completion of a transaction. In addition, we also earn fees from providing strategic advice to a client, with such fees not being dependent on a specific transaction. Our Financial Advisory segment also earns revenue from public and private securities offerings in conjunction with activities of the Capital Markets and Other segment. In general, such fees are shared equally between our Financial Advisory and Capital Markets and Other segments. Following this offering, we intend to have an arrangement with LFCM Holdings under which the separated Capital Markets business will continue to distribute securities in public offerings originated by our Financial Advisory business in a manner intended to be similar to our practice prior to this offering. The main driver of Financial Advisory net revenue is overall M&A and restructuring volume, particularly in the industries and geographic markets in which we focus.

Our Asset Management segment includes our LAM, LFG and merchant banking operations. Asset Management net revenue is derived from fees for investment management and advisory services provided to institutional and private clients. The main driver of Asset Management net revenue is the level of AUM, which is influenced in large part by our investment performance and by our ability to successfully attract and retain assets, as well as the broader performance of the global equity markets and, to a lesser extent, fixed income markets. As a result, fluctuations in financial markets and client asset inflows and outflows have a direct effect on Asset Management net revenue and operating income. Fees vary with the type of assets managed, with higher fees earned on actively managed equity assets, alternative investments (such as hedge funds) and merchant banking products, and lower fees earned on fixed income and cash management products. We also earn performance-based incentive fees on some investment products, such as hedge funds, merchant banking funds and other investment products. Incentive fees on hedge funds are typically calculated based on a specified percentage of a fund’s net appreciation during a fiscal period and can be subject to loss carry-forward provisions in which losses incurred in the current period are applied against future period net appreciation. Incentive fees on merchant banking funds also may be earned in the form of a carried interest when profits from merchant banking investments exceed a specified threshold. Lazard Group’s Asset Management net revenue during the years ended December 31, 2002 through 2004 demonstrate the volatility that incentive fees have on total net revenue. See “—Business Segments—Asset Management—Asset Management Results of Operations.”

Capital Markets and Other net revenue largely consists of primary revenue earned from underwriting fees from securities offerings and secondary revenue earned in the form of commissions and trading profits from principal transactions in Lazard Group’s equity, fixed income and convertibles businesses. Since Lazard Group’s January 7, 2004 acquisition of the assets of Panmure Gordon, Lazard Group also has earned underwriting and other fee revenue from corporate broking in the U.K. Lazard Group also earns fund management fees and, if applicable, carried interest incentive fees related to merchant banking funds managed as part of this segment. Such carried interest incentive fees are earned when profits from merchant banking investments exceed a specified threshold. In addition, Lazard Group generates investment income and net interest income principally from long- term investments, cash balances and securities financing transactions. In connection with the separation, Lazard Group will transfer the Capital Markets and Other segment to LFCM Holdings.

Corporate net revenue consists primarily of investment income generated from long-term investments, including principal investments that Lazard Group has made in merchant banking and alternative investment funds managed by our Asset Management segment, net interest income generated by LFB, interest income related to cash and marketable investments and interest expense related to outstanding borrowings. Following this offering, interest expense related to the additional financing transactions will be accounted for as part of Corporate as well. Corporate net revenue can fluctuate due to mark-to-market adjustments on long-term and marketable investments, changes in interest rate spreads earned by LFB and changes in the levels of our cash, marketable investments, long-term investments and indebtedness. Although Corporate net revenue represented 1% or less of Lazard Group’s net revenue in each of the years 2002, 2003 and 2004, total assets in this segment represented 40% of Lazard Group’s consolidated total assets as of December 31, 2004 (or 69% excluding the Capital Markets and Other segment), principally attributable to the relatively significant amounts of assets associated with LFB, and, to a lesser extent, cash, marketable investments and long-term investment balances.

We expect to experience significant fluctuations in net revenue and operating income during the course of any given year. These fluctuations arise because a significant portion of our Financial Advisory net revenue is earned upon the successful completion of a transaction or financial restructuring, the timing of which is uncertain and is not subject to our control. Our Asset Management net revenue is also subject to periodic fluctuations. Asset Management fees are generally based on AUM measured as of the end of a quarter or month, and an increase or reduction in AUM at such dates, due to market price fluctuations, currency fluctuations, net client asset flows or otherwise, will result in a corresponding increase or decrease in management fees. In addition, incentive fees earned on AUM are generally not recorded until the fourth quarter of our fiscal year, when potential uncertainties regarding the ultimate realizable amounts have been determined.

Operating Expenses

The majority of our operating expenses relate to employee compensation and benefits. As a limited liability company, payments for services rendered by the majority of Lazard Group’s managing directors are accounted for as distributions of members’ capital. In addition, subsequent to January 1, 2003, payments for services rendered by managing directors of LAM (and employee members of LAM) have been accounted for as minority interest expense. See “—Minority Interest.” As a result, our employee compensation and benefits expense and operating income have not reflected most payments for services rendered by our managing directors. Following this offering, we will include all payments for services rendered by our managing directors, including the managing directors of LAM, in employee compensation and benefits expense.

The balance of our operating expenses is referred to below as “non-compensation expense,” which includes costs for premises and occupancy, professional fees, travel and entertainment, communications and information services, equipment, depreciation and amortization and other expenses.

The historical levels of operating expenses set forth in “—Consolidated Results of Operations” do not reflect the added costs we expect to incur as a result of this offering. We expect that we will incur additional expenses for, among other things, directors fees, SEC reporting and compliance, investor relations, legal, accounting and other costs associated with being a public company.

Provision for Income Taxes

Lazard Group has historically operated in the U.S. as a limited liability company that was treated as a partnership for U.S. federal income tax purposes. As a result, Lazard Group’s income has not been subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners. Outside the U.S., Lazard Group historically has operated principally through corporations and has been subject to local income taxes. Income taxes shown on Lazard Group’s historical consolidated statements of income are attributable to taxes incurred in non-U.S. entities and to UBT attributable to Lazard Group’s operations apportioned to New York City.

Following this offering Lazard Group will continue to operate in the U.S. as a limited liability company treated as a partnership for U.S. federal income tax purposes and remain subject to local income taxes outside the U.S. and to UBT. In addition, Lazard will be subject to additional income taxes which will be reflected in our consolidated financial statements as described in Note (f) in the “Unaudited Pro Forma Financial Information—Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income.”

Minority Interest

Minority interest consists of a number of components.

On January 1, 2003, Lazard Group contributed net assets relating to the majority of its asset management business to form LAM, a subsidiary of Lazard Group. Upon formation of LAM, certain members of Lazard Group (including all the managing directors of LAM) who provide services to LAM contributed capital to LAM and ceased being members of Lazard Group. Following the formation of LAM, these capital interests have been included in minority interest on Lazard Group’s consolidated statement of financial condition. In connection with this contribution, the LAM managing directors and other key LAM employees were granted equity units in LAM. Commencing in 2003, payments for services rendered by these individuals were accounted for as minority interest expense in Lazard Group’s consolidated statement of income. The substantial majority of such payments related to services rendered by LAM managing directors, which, in prior years, had been accounted for as distributions to members, therefore, was not reported in prior years’ consolidated statements of income. The remainder of such payments, which related to compensation of employee members of LAM, was recorded as compensation and benefits expense in prior years’ consolidated statements of income. Following this offering, we will include all payments for services rendered by our managing directors, including our LAM managing directors, as well as employee members of LAM, in employee compensation and benefits expense.

The LAM equity units entitle holders to payments in connection with selected fundamental transactions affecting Lazard Group or LAM, including a dissolution or sale of all or substantially all of the assets of Lazard Group or LAM, a merger of or sale of all of the interests in LAM whereby Lazard Group ceases to own a majority of LAM or have the right to appoint a majority of the board of directors of LAM, or a non-ordinary course sale of assets by LAM that exceeds $50 million in value. These persons will not receive LAZ-MD Holdings exchangeable interests in connection with the separation and recapitalization transactions, but will retain their existing equity units in LAM. As a general matter, in connection with a fundamental transaction that triggers the LAM equity units, following the completion of this offering the holders of the LAM equity units would be entitled in the aggregate to 23.40% of the net proceeds or imputed valuation of LAM in such transaction after deductions for payment of creditors of LAM and the return of LAM capital. As of December 31, 2004, LAM’s capital for these purposes totaled approximately $70 million, of which approximately $18 million was owned by LAM managing directors and employee members, with the remainder owned by Lazard Group. These LAM equity units are not entitled to share in the operating results of LAM. A separate class of interests in LAM, which we refer to in this prospectus as “LAM profit units,” is entitled to the ordinary profit and losses of LAM, all of which are owned by Lazard Group. Accordingly, in the absence of a fundamental transaction that triggers the LAM equity units, all of LAM’s net income is allocable to Lazard Group. We have no current intention to cause or otherwise trigger a fundamental transaction that would give rise to payment obligations to the holders of interests in LAM.

On and after January 1, 2006, the board of directors of LAM (a majority of which is appointed by Lazard Group) may, in its discretion, grant LAM equity interests that include profit rights to managing directors of, and other persons providing services to, LAM, as a portion of their ongoing compensation. If granted, these equity interests would be subject to specified vesting conditions, with 50% of the equity interests vesting on the second anniversary of the date of issuance and the remaining 50% of the equity interests vesting on the third anniversary of the date of issuance.

Also included in minority interest in our consolidated financial statements are minority interests in various LAM-related general partnership interests. Certain of these LAM-related general partnerships compensate LAM professionals directly. As such, incentive fees that would have otherwise been paid to Lazard Group are retained by the general partnerships for the purpose of compensating the LAM professionals. In Lazard Group’s consolidation of the general partnerships, the LAM professionals’ compensation is reflected in minority interest, with an equivalent amount in Lazard Group’s net revenue. Following this offering we will include such LAM professionals’ share of the incentive fees in employee compensation and benefits expense.

In September 2002, Lazard Group and Intesa announced their agreement to form a strategic alliance. Under the terms of this alliance, Intesa became a 40% partner in Lazard Group’s business interests in Italy in January 2003. As a result, commencing in 2003, Lazard Group has recorded minority interest to reflect Intesa’s economic interest in the Italian alliance.

As of December 31, 2004, in accordance with the adoption of Financial Interpretation No. 46R for Consolidation of Certain Variable Interest Entities (“FIN 46R”), referred to as “VIEs,” Lazard Group consolidated certain VIEs in which it holds a variable interest and where Lazard Group is the primary beneficiary. Those VIEs include Lazard Group sponsored venture capital investment vehicles established in connection with our compensation plans. Accordingly, Lazard Group’s consolidated financial statements at December 31, 2004 reflect minority interests associated with these VIEs. These VIEs will be included with the separated businesses and, as such, will not be reflected in our consolidated financial statements following this offering. To the extent that we expand our merchant banking activities in the future, we expect that we may be required to consolidate additional VIEs related to such activities. The managing directors of our French business hold nominal equity interests in several of our French subsidiaries, totaling less than 0.1% of the equity interests in each such subsidiary. Accordingly, as currently constituted, these managing directors may have a role in the procedures at these subsidiaries, including the right to vote on the appointment or removal of managing directors, mergers and alterations to key provisions of their by-laws.

The table below summarizes our minority interest expense and liability in Lazard Group’s consolidated financial statements:

	Minority Interest Expense
	Year Ended December 31,
	2002	2003	2004
	($ in thousands)
LAM Members	$—	$61,757	$73,311
LAM General Partnerships	38,891	16,975	8,971
Italian Strategic Alliance	—	15,914	3,741
Merchant Banking General Partnership Interests	—	—	367
Other	1,124	(96)	1,530

Total	$40,015	$94,550	$87,920

	Minority Interest Liability
	As of December 31,
	2003	2004
	($ in thousands)
LAM Members	$66,599	$57,351
LAM General Partnerships	35,634	43,186
Italian Strategic Alliance	65,889	51,902
Merchant Banking General Partnership Interests	—	20,655
Other	956	1,626

Total	$169,078	$174,720

Net Income Allocable to Members

Historically, payments for services rendered by our managing directors have been accounted for as distributions from members’ capital, or as minority interest expense in the case of payments to LAM managing directors and certain key LAM employee members during 2003 and 2004, rather than as compensation and benefits expense. As a result, our compensation and benefits expense and net income allocable to members have not reflected most payments for services rendered by our managing directors.

During 2002, 2003 and 2004, following the hiring of new senior management, Lazard Group invested significant amounts in the recruitment and retention of senior professionals in an effort to reinvest in the intellectual capital of Lazard Group’s business. As a result, while payments for services rendered by our managing directors generally did not historically exceed net income allocable to members in any given year, in 2002, 2003 and 2004, we made distributions to our managing directors that exceeded our net income allocable to members.

The table below illustrates what our compensation and benefits expense would have been on an adjusted basis during 2004, had the portion of distributions to members which represent payments for services rendered and our minority interest expense related to LAM been accounted for as compensation and benefits expense, as adjusted to exclude the impact of the separated businesses. The table further illustrates the relationship between our adjusted compensation and benefits expense and our operating revenue. We define operating revenue to equal consolidated total gross revenue less (i) total gross revenue attributable to the separated businesses and (ii) interest expense related to LFB, our Paris-based banking affiliate. We deduct the interest expense incurred by LFB from our definition of operating revenue because LFB is a financing business and we consider its interest expense to be a cost directly related to the conduct of its business. The remaining interest expense, however, relates to our decisions regarding the capital structure of Lazard Group as a whole.

Year Ended December 31, 2004

($ in thousands)
Adjusted employee compensation and benefits
Historical	$573,779
Add (deduct):
Amount related to separated businesses	(109,030)
Portion of distributions representing payments for services rendered by managing directors (excluding LAM managing directors)	280,317
Portion of distributions representing payments included in minority interest for services rendered by LAM managing directors and employee members of LAM	73,965

Adjusted employee compensation and benefits	$819,031

Operating revenue
Historical total revenue	$1,328,180
Add (deduct):
Amount related to separated businesses	(202,424)
LFB Interest expense	(17,843)

Operating revenue	$1,107,913

Adjusted compensation expense-to-operating revenue ratio	73.9%

Following the completion of this offering, our policy will be that our employee compensation and benefits expense, including that payable to our managing directors, will not exceed 57.5% of operating revenue each year (although we retain the ability to change this policy in the future). Our managing directors have been informed of this new policy. The new retention agreements with our managing directors generally provide for a fixed salary and discretionary bonus, which may include an equity-based compensation component. The following table summarizes the reductions required to achieve the target ratio:

Year Ended December 31, 2004

($ in thousands)
Target employee compensation and benefits
Adjusted employee compensation and benefits, as above	$819,031
Reductions	(181,981)

Target compensation and benefits	$637,050

Target compensation expense-to-operating revenue ratio	57.5%

We intend to achieve this target primarily by reducing payments for services rendered by our managing directors, while continuing to maintain financial packages for our managing directors that we believe are competitive in the market place. All of the expense reductions required to achieve this target ratio could be achieved through compensation reductions under our new retention agreements that generally provide for salary and discretionary bonuses, which agreements were effective upon execution. However, we believe that other considerations will assist us in minimizing the degree of compensation reductions required to achieve our employment compensation and benefit expense target, including expense reductions of approximately $100 million over the next year related to the following—the expiration of guaranteed payments and other contractual agreements with our managing directors; the expiration of contractual payouts to the founders of LAM; planned reductions associated with the restructuring of the Lazard Group pension plans (reflecting a change from defined benefit plans to defined contribution plans) and post-retirement medical plans and cost savings resulting from a reassessment of our staffing needs. The expiration of contractual agreements requiring payments to our managing directors for services performed and to the founders of LAM will reduce expenses by approximately $55 million. The planned expense reductions associated with the restructuring of the Lazard Group pension and post-retirement medical plans and the cost savings from a reassessment of our staffing needs are expected to be approximately $45 million. To the extent required, any reductions, over and above these approximately $100 million of reductions, necessary to achieve our target employee compensation expense-to-operating revenue ratio of 57.5% will be accomplished by reducing other compensation expenses, including the discretionary bonuses of our managing directors, as generally permitted by the new retention agreements.

While we are implementing steps that we believe will reduce our compensation expense-to-operating revenue ratio to 57.5%, there can be no guarantee that this will be achieved or that our policy will not change in the future. Increased competition for senior professionals, changes in the financial markets generally or other factors could prevent us from reaching this objective.

Results of Operations

Our consolidated financial statements are presented in U.S. dollars. Many of our non-U.S. subsidiaries have a functional currency (i.e., the currency in which operational activities are primarily conducted) that is other than the U.S. dollar, generally the currency of the country in which the subsidiaries are domiciled. Such subsidiaries’ assets and liabilities are translated into U.S. dollars at year end exchange rates, while revenue and expenses are translated at average exchange rates during the year. Adjustments that result from translating amounts from a subsidiary’s functional currency are reported as a component of members’ equity. Foreign currency remeasurement gains and losses on transactions in non-functional currencies are included in the consolidated statements of income.

The consolidated results of operations for the years ended December 31, 2002 through December 31, 2004 are set forth below:

	Year Ended December 31,
	2002	2003	2004
	($ in thousands)
Net Revenue:
Financial Advisory	$532,896	$690,967	$655,200
Asset Management	454,683	350,348	417,166
Capital Markets and Other(a)	174,309	135,534	188,100
Corporate	4,391	6,535	13,839

Net revenue	1,166,279	1,183,384	1,274,305

Operating Expenses:
Employee compensation and benefits	469,037	481,212	573,779
Non-compensation expense	321,197	312,818	342,764

Total operating expenses	790,234	794,030	916,543

Operating Income	376,045	389,354	357,762
Provision for income taxes	38,583	44,421	28,375

Income Allocable to Members Before Minority Interest and Extraordinary Gain	337,462	344,933	329,387
Minority Interest	40,015	94,550	87,920

Income Allocable to Members Before Extraordinary Gain	297,447	250,383	241,467
Extraordinary gain	—	—	5,507

Net Income Allocable to Members	$297,447	$250,383	$246,974

(a)	As described above, Lazard Group will separate its Capital Markets and Other business segment in connection with the separation and recapitalization.

The key ratios, statistics and headcount information for the years ended December 31, 2002 through December 31, 2004 are set forth below:

	Year Ended December 31,
	2002	2003	2004
	($ in thousands)
As a % of Net Revenue:
Financial Advisory	46%	58%	51%
Asset Management	39%	30%	33%
Capital Markets and Other(a)	15%	11%	15%
Corporate	0%	1%	1%

Net Revenue	100%	100%	100%

As a % of Net Revenue:
Operating Income	32%	33%	28%

Headcount, as of the end of each period, prior to the separation:
Managing Directors:
Financial Advisory	103	118	131
Asset Management	19	24	35
Capital Markets and Other(a)	20	22	22
Corporate (including limited managing directors)	18	18	19
All Other Employees	2,499	2,374	2,377

Total	2,659	2,556	2,584

Headcount, as of the end of each period, after the separation:
Managing Directors:
Financial Advisory	103	118	131
Asset Management	19	24	35
Corporate (including limited managing directors)	18	18	19
All Other Employees	2,323	2,206	2,154

Total	2,463	2,366	2,339

(a)	As described above, Lazard Group will separate its Capital Markets and Other business segment in connection with the separation and recapitalization.

Consolidated Results of Operations

A discussion of our consolidated results of operations is set forth below, followed by a more detailed discussion of business segment results.

2004 versus 2003.    Net revenue was $1,274 million in 2004, up $91 million, or 8%, versus net revenue of $1,183 million for 2003. During 2004, M&A net revenue increased by 15%, offset by a reduction in Financial Restructuring net revenue of 61%, while Asset Management net revenue increased by 19% and Capital Markets and Other net revenue increased by 39%.

Employee compensation and benefits expense was $574 million for 2004, an increase of $93 million, or 19%, versus expense of $481 million in 2003. The expense increase was primarily due to increases in performance-based bonus accruals, new service groups operating for the full year in 2004, and increased pension costs in the U.S. and Europe. Employee headcount as of December 31, 2004 was at approximately the same level as of December 31, 2003, however, the composition changed with decreases in headcount in the Financial Advisory and Corporate segments being offset by increased headcount in the Asset Management and Capital Markets and Other segments. For further information with respect to employee compensation and benefits expense after this offering, see “Unaudited Pro Forma Financial Information—Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition—Notes to Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition.”

Non-compensation expense was $343 million for 2004, an increase of $30 million, or 10%, versus expense of $313 million for 2003. Premises and occupancy expenses were $97 million, a decrease of $2 million, or 2%, due to lower costs associated with abandoned space and duplicate rent in London, almost entirely offset by higher occupancy costs in the U.S. and Europe for offices that were not operating for the full year in 2003. Professional fees were $74 million, an increase of $18 million, or 31%, versus $56 million for 2003 primarily due to costs incurred in connection with this offering, payments to former employees as a result of carried interest-based incentive fees on real estate-related merchant banking funds, consulting fees relating to our recently initiated merchant banking activities in the U.K. and integration costs associated with the acquisition of the assets of Panmure Gordon. Travel and entertainment expenses were $51 million, an increase of $5 million, or 11%, versus $46 million for 2003, due to increased business development efforts. Communication and information services and equipment costs, in the aggregate, were $65 million, an increase of $9 million, or 17%, versus $56 million for 2003 due to increased software maintenance expense and additional technology related spending in certain offices in the U.S. and Europe. Other expenses were $57 million, essentially flat versus 2003.

Operating income was $358 million for 2004, a decrease of $31 million, or 8%, versus operating income of $389 million for 2003. Operating income as a percentage of net revenue was 28% for 2004 versus 33% for 2003.

Provision for income taxes was $28 million for 2004, a decrease of $16 million versus $44 million for 2003, due to decreased profitability in locations that are subject to corporate income taxes.

Minority interest was $88 million for 2004, a decrease of $7 million versus $95 million for 2003, principally due to a decrease in minority interest associated with the Italian strategic alliance, offset by an increase in performance-based compensation for LAM members. See “—Minority Interest.”

Income allocable to members before extraordinary gain was $241 million for 2004, a decrease of $9 million, or 4%, versus $250 million in 2003.

An extraordinary gain of approximately $6 million was recorded in January 2004 related to the acquisition of the assets of Panmure Gordon and represented the excess of the fair value of the net assets acquired over the purchase price.

2003 versus 2002.    Net revenue was $1,183 million in 2003, an increase of $17 million, or 1%, versus net revenue of $1,166 million in 2002. During 2003, M&A net revenue increased by 7% and Financial Restructuring net revenue increased by 96%, with these increases principally offset by decreases in Asset Management net revenue of 23% and Capital Markets and Other net revenue of 22%.

Employee compensation and benefits expense was $481 million in 2003, an increase of $12 million or 3% versus expense of $469 million during 2002. The increase in expense in 2003 was principally due to investments made in our Financial Advisory segment, including new service groups and increases in U.K. pension costs. These increases were partially offset by savings related to headcount reductions in Asset Management, and by the reclassification to minority interest expense of compensation for employee members of LAM whose compensation, prior to 2003, had previously been reported in employee compensation and benefits expense. Employee headcount (excluding managing directors) at December 31, 2003 was 2,374, a net reduction of 125 versus December 31, 2002.

Non-compensation expense was $313 million in 2003, a decrease of $8 million, or 3%, versus expense of $321 million in 2002. Premises and occupancy expenses were $98 million, an increase of $16 million, or 20%, versus $82 million in 2002, primarily due to increases in rent in London and occupancy cost for our Paris facilities. Professional fees were $56 million, a decrease of $12 million, or 17%, versus $68 million in 2002 due to higher professional fees in 2002 relating to (i) dissolving an Asset Management partnership arrangement, (ii) unwinding of an investment in a derivatives business venture and (iii) reorganizing the LAM capital structure. Travel and entertainment expenses were $46 million, an increase of $5 million, or 11%, versus $41 million in 2002 due to increased business development efforts. Communication and information services and equipment costs in the aggregate were $56 million, an increase of $5 million, or 10%, versus $51 million in 2002 with no one business activity accounting for a significant piece of the increase. Other expenses were $57 million, a decrease of $22 million, or 28%, versus $79 million in 2002, primarily due to one-time costs incurred in 2002 relating to dissolving the aforementioned Asset Management partnership arrangement.

Operating income was $389 million in 2003, an increase of $13 million, or 4%, versus operating income of $376 million in 2002. Operating income as a percentage of net revenue was 33% in 2003 versus 32% in 2002.

Provision for income taxes was $44 million in 2003, an increase of $5 million versus $39 million in 2002, due to increased profitability in locations that are subject to corporate income taxes.

Minority interest was $95 million in 2003, an increase of $55 million versus $40 million in 2002. Beginning in 2003, compensation for services rendered by LAM managing directors and employee members of LAM was recorded in minority interest. In addition, Lazard Group’s strategic alliance in Italy with Intesa also commenced in 2003. These two items, in the aggregate, accounted for a $78 million increase in minority interest expense. Partially offsetting these increases was a $22 million decline in minority interest expense associated with the consolidation of LAM-related general partnerships consistent with the decline in related incentive fee revenue. See “—Minority Interest.”

Net income allocable to members was $250 million in 2003, a decrease of $47 million, or 16%, versus net income allocable to members of $297 million in 2002.

Business Segments

The following data discusses net revenue and operating income by business segment. The operating results exclude a discussion of Corporate, due to its relatively minor contribution to operating results. Each segment’s operating expenses include (i) employee compensation and benefits expenses that are incurred directly in support of the businesses and (ii) other operating expenses, which include directly incurred expenses for premises and occupancy, professional fees, travel and entertainment, communications and information services, equipment, and indirect support costs (including compensation and other operating expenses related thereto) for administrative services. Such administrative services include, but are not limited to, accounting, tax, legal, facilities management and senior management activities. Such support costs are allocated to the relevant segments based on various statistical drivers such as, among other items, headcount, square footage and transactional volume.

Financial Advisory

The following table summarizes the operating results of the Financial Advisory segment:

	Year Ended December 31,
	2002	2003	2004
	($ in thousands)
M&A	$393,082	$419,967	$481,726
Financial Restructuring	124,800	244,600	96,100
Corporate Finance and Other	15,014	26,400	77,374

Net Revenue	532,896	690,967	655,200

Direct Employee Compensation and Benefits	171,270	189,823	230,340
Other Operating Expenses(a)	159,532	190,427	213,342

Total Operating Expenses	330,802	380,250	443,682

Operating Income	$202,094	$310,717	$211,518

Operating Income as a Percentage of Net Revenue	38%	45%	32%

Headcount(b):
Managing Directors	103	118	131
Other Employees	820	848	832

Total	923	966	963

(a)	Includes indirect support costs (including compensation and other operating expenses related thereto).
(b)	Excludes headcount related to support functions. Such headcount is included in the Corporate headcount.

Net revenue trends in Financial Advisory for M&A and Financial Restructuring generally are correlated to the volume of completed industry-wide mergers and acquisitions activity and restructurings occurring subsequent to corporate debt defaults, respectively. However, deviations from this relationship can occur in any given year for a number of reasons. For instance, material variances in the level of mergers and acquisitions activity in a particular geography where we have significant market share or the number of our advisory engagements with respect to larger-sized transactions can cause our results to diverge from industry-wide activity. Lazard Group client statistics and global industry statistics are set forth below:

	Year Ended December 31,
	2002	2003	2004
Lazard Statistics:
Number of Clients:
Total	383	370	435
With Fees Greater than $1 million	136	137	136

Percentage of Total Fees from Top 10 Clients	26%	30%	25%

Number of M&A Transactions Completed Greater than $1 billion	21	29	30

Industry Statistics ($ in billions):
Volume of Completed M&A Transactions:
Global	$1,352	$1,220	$1,574
Trans-Atlantic	102	102	104
Global Corporate Debt Defaults	164	34	16

The geographical distribution of Financial Advisory net revenue is set forth below in percentage terms. The offices that generate our Financial Advisory net revenue are located in North America, Europe (principally in the U.K., France, Italy and Germany) and the rest of the world (principally in Asia).

	Year Ended December 31,
	2002	2003	2004
North America	41%	49%	45%
Europe	57%	50%	54%
Rest of World	2%	1%	1%

Total	100%	100%	100%

Lazard Group’s managing directors and many of its professionals have significant experience, and many of them are able to use this experience to advise on both mergers and acquisitions and restructuring transactions, depending on our clients’ needs. This flexibility allows Lazard Group to better match its professional staff with the counter-cyclical business cycles of mergers and acquisitions and financial restructurings. While Lazard Group measures revenue by practice area, Lazard Group does not separately measure the separate costs or profitability of mergers and acquisitions services as compared to financial restructuring services. Accordingly, Lazard Group measures performance in its Financial Advisory segment based on overall segment net revenue and operating income margins.

Financial Advisory Results of Operations

2004 versus 2003.    In 2004, M&A net revenue increased by $62 million, or 15%, driven by the improved environment for mergers and acquisitions activity. The increase in M&A net revenue was offset by a $149 million, or 61%, decrease in Financial Restructuring net revenue versus 2003, consistent with the decline in global corporate debt defaults that began in 2003. Other Financial Advisory net revenue increased by $51 million primarily due to net revenue generated from a new service that raises capital for private equity funds that commenced operations in 2003, as well as increased underwriting net revenue in corporate finance activities.

Clients with whom Lazard Group transacted significant business in 2004 included Air Liquide, Bank One, Fisher Scientific, Intesa, Interbrew, MG Technologies, National Energy & Gas, Pfizer, Pirelli, Resolution Life, UCB and Veolia Environment.

Financial Advisory net revenue in 2004 was earned from 435 clients, compared to 370 in 2003. Advisory fees of $1 million or more were earned from 136 of our clients for 2004, compared to 137 in 2003. In 2004, the ten largest fee-paying clients constituted 25% of Financial Advisory segment net revenue. There were no clients in 2004 that individually constituted more than 10% of Financial Advisory segment net revenue.

Operating expenses were $444 million for 2004, an increase of $64 million, or 17%, versus operating expenses of $380 million in 2003. Direct employee compensation and benefits expense increased by $41 million, or 21%. While changes in employee compensation are generally correlated to changes in employee headcount, the timing and composition of such headcount changes may have a direct impact on the level of any given year’s compensation and benefit expense. More specifically, in 2004, while total employee headcount in the Financial Advisory segment decreased, employee compensation and benefits expense increased primarily due to an increase in headcount in certain of our offices and in new offices or new service groups that were partially or not operational in 2003, and increased pension costs in the U.S. and Europe, partially offset by a $4 million decrease related to the termination of a post-retirement medical plan in Europe. Other operating expenses increased by $23 million, or 12%, due to increases in premises and occupancy expense of $7 million, travel and entertainment expense of $4 million, communications, information services and equipment of $2 million and all other expenses, which in the aggregate increased by $10 million. Premises and occupancy expense increased due to higher occupancy costs in Europe as well as in the U.S. for offices that were not operating for the full year in 2003. Travel and entertainment expense increased due to business development efforts. Communications, information services and equipment expense increased due to additional technology and equipment expense in certain offices in the U.S. and Europe and technology upgrades in the U.S.

Financial Advisory operating income was $212 million for 2004, a decrease of $99 million, or 32%, versus operating income of $311 million for 2003. Operating income as a percentage of segment net revenue was 32% for 2004 versus 45% in 2003.

2003 versus 2002.    In 2003, Financial Restructuring net revenue increased by $120 million, or 96% versus 2002, as restructuring activity peaked following the rise in corporate debt defaults during the preceding three years. In addition, the growth in net revenue was driven by fees earned on a number of unusually large restructuring transactions that were completed in 2003. During the same period, M&A net revenue increased by $27 million, or 7%, versus 2002, despite an industry-wide decline in global completed M&A activity. The improvement in our M&A net revenue was driven by our increased involvement globally in mergers and acquisitions transactions valued in excess of $1 billion. Such transactions generally earn higher fees per transaction, which is reflected in the higher proportion in 2003 of our net revenue attributable to our ten largest clients. In addition, net revenue generated by our operations in Italy, which held a leading market position, grew substantially on improved mergers and acquisitions activity in the region. Other Financial Advisory net revenue increased by $11 million due to revenue generated from new service groups that commenced operations in 2003, increased underwriting activity and increases in other miscellaneous income.

Clients with whom Lazard Group transacted significant business in 2003 included Canary Wharf Group, Charter Communications, Conseco, Corus Group, Edison International, Fiat, Intesa, Microsoft, Pfizer, Pirelli Group, Sierra Pacific Resources, Vivendi Universal, WorldCom and Xcel Energy.

Financial Advisory net revenue in 2003 was earned from 370 clients, compared to 383 in 2002. Advisory fees of $1 million or more were earned from 137 of our clients in 2003, compared to 136 in 2002. In 2003, the ten largest fee-paying clients constituted 30% of Financial Advisory segment net revenue. There were no clients in 2003 that individually constituted more than 10% of Financial Advisory segment net revenue.

Operating expenses were $380 million for 2003, an increase of $49 million, or 15%, versus operating expenses of $331 million in 2002. Direct employee compensation and benefits expense increased by $19 million, or 11%, primarily due to increased revenue and increased headcount in select offices and new service groups. Other operating expenses increased by $31 million, or 19%, due to increases in premises and occupancy expense of $9 million, or 49%, travel and entertainment expense of $4 million, or 26%, and support costs of $18 million, or 28%. Premises and occupancy expense increased principally due to higher occupancy cost in London and Paris, and new offices in Houston and Los Angeles. Travel and entertainment expense increased across all offices primarily due to increased business development efforts and an increase in managing director headcount compared to 2002.

Financial Advisory operating income was $311 million in 2003, an increase of $109 million, or 54%, versus operating income of $202 million in 2002. Operating income as a percentage of segment net revenue was 45% in 2003 versus 38% in 2002.

Asset Management

The following table shows the composition of AUM mandates for our Asset Management segment:

	As of December 31,
	2002	2003	2004
	($ in millions)
AUM
International Equities	$23,141	$34,389	$39,267
Global Equities	12,806	15,922	17,762
U.S. Equities	9,878	12,236	12,716

Total Equities	45,825	62,547	69,745

International Fixed Income	4,164	5,174	6,226
Global Fixed Income	1,723	1,932	2,008
U.S. Fixed Income	4,850	4,393	2,970

Total Fixed Income	10,737	11,499	11,204

Alternative Investments	4,094	1,370	2,800
Merchant Banking	272	411	551
Cash Management	2,757	2,544	2,135

Total AUM	$63,685	$78,371	$86,435

The following is a summary of changes in Asset Management’s AUM and average AUM during the years ended December 31, 2002, 2003 and 2004. Average AUM is based on an average of quarterly ending balances for the respective periods.

	Year Ended December 31,
	2002	2003	2004
	($ in millions)
AUM—Beginning of Year	$73,108	$63,685	$78,371

Net Flows	(3,573)	(1,111)	(3,489)
Market Appreciation (Depreciation)	(7,215)	14,457	10,793
Foreign Currency Adjustments	1,365	1,340	760

AUM—End of Year	$63,685	$78,371	$86,435

Average AUM	$68,356	$66,321	$80,261

The following table summarizes the operating results of the Asset Management segment:

	Year Ended December 31,
	2002	2003	2004
	($ in thousands)
Management and Other Fees	$381,256	$312,123	$389,812
Incentive Fees	73,427	38,225	27,354

Net Revenue	454,683	350,348	417,166

Direct Employee Compensation and Benefits	131,601	108,701	134,097
Other Operating Expenses(a)	167,016	131,187	147,932

Total Operating Expenses	298,617	239,888	282,029

Operating Income	$156,066	$110,460	$135,137

Headcount(b):
Managing Directors	19	24	35
Other Employees	661	571	581

Total	680	595	616

(a)	Includes indirect support costs (including compensation and other operating expenses related thereto).
(b)	Excludes headcount related to support functions. Such headcount is included in the Corporate headcount.

The geographical distribution of Asset Management net revenue is set forth below in percentage terms:

	Year Ended December 31,
	2002	2003	2004
North America	72%	63%	59%
Europe	22%	30%	33%
Rest of World	6%	7%	8%

Total	100%	100%	100%

Asset Management Results of Operations

2004 versus 2003.    Asset Management net revenue was $417 million in 2004, an increase of $67 million, or 19%, versus net revenue of $350 million in 2003. Management and Other Fees in 2004 were $390 million, up $78 million, or 25%, versus 2003. Incentive fees earned in 2004 were $27 million, a decrease of $11 million versus $38 million in 2003, due to lower performance in certain investment funds.

For 2004, average AUM increased by approximately $13.9 billion, or 21%, versus 2003. Management and Other Fees grew at a faster rate than average AUM primarily due to a greater percentage of AUM concentrated in equity and alternative investments versus fixed income products (84% of total AUM in 2004 as compared to 82% in 2003), which generally earn higher management fees.

AUM as of December 31, 2004 was $86.4 billion, an increase of $8 billion, or 10%, versus AUM of $78.4 billion as of December 31, 2003. During 2004, the increase in AUM was primarily due to market appreciation of $10.8 billion that more than offset net outflows of $3.5 billion. Net outflows were principally related to performance related withdrawals, asset allocation decisions and corporate restructurings.

Operating expenses were $282 million in 2004, an increase of $42 million, or 18%, versus operating expenses of $240 million in 2003. Direct employee compensation and benefits expense increased by $25 million, or 23%, versus 2003, primarily due to increases in performance-based bonuses relating to the increased operating results and to a lesser extent, increases in headcount to support global growth. Other operating expenses increased by $17 million, or 13%, versus 2003 principally due to increases in premises and occupancy expense of $3 million, or 14%, and travel and entertainment expense of $2 million, or 20%, equipment expense of $2 million, or 72%, and all other expenses which, in the aggregate, increased $10 million or 10%.

Asset Management operating income was $135 million in 2004, an increase of $25 million, or 22%, versus operating income of $110 million for 2003. Operating income as a percentage of segment net revenue was 32% for the 2004 versus 32% for 2003.

2003 versus 2002.    Asset Management net revenue was $350 million in 2003, a decrease of $105 million, or 23%, from net revenue of $455 million in 2002. Management and Other fees for 2003 were $312 million, down $69 million, or 18%, versus the corresponding period in 2002. Incentive fees earned in 2003 were $38 million, $35 million lower than in 2002. Lower average AUM, significant net outflows in alternative investments and the decline in incentive fees, resulted in a decrease in net revenue in 2003.

In 2003, average AUM decreased by $2.0 billion, or 3%, versus 2002, primarily due to net asset outflows that occurred in early 2003. The majority of the net asset outflow occurred in the alternative investment product area due to the departure in early 2003 of a hedge fund manager and team. This outflow resulted in both reduced management fees and incentive fees in 2003. As the mix of AUM in 2003 shifted away from higher margin alternative investments, the average fees earned on AUM were lower in 2003 than in 2002. By the end of 2003, the downward trend in AUM was reversed due to significant market appreciation and an increase in net inflows of assets beginning in the second quarter, which offset the market depreciation and net outflows experienced in the first quarter.

AUM at December 31, 2003 was $78.4 billion, up approximately $15 billion from December 31, 2002 due almost entirely to market appreciation.

Operating expenses were $240 million for 2003, a decrease of $59 million, or 20%, versus operating expenses of $299 million in 2002. Direct employee compensation and benefits expense decreased by $23 million, or 17%, $10 million of which related to the reporting of compensation for non-managing directors who are members of LAM. In prior years, such compensation was reported in employee compensation and benefits expense. Also contributing to the decrease was lower headcount and performance-based bonuses as a result of lower operating results in 2003. Other operating expenses decreased $36 million, or 21%, in 2003 compared to 2002. Professional fees were $6 million lower than in 2002 when additional expense was incurred relating to the dissolving of an Asset Management partnership arrangement and the reorganization of the LAM capital structure. Other expenses were $30 million lower than in 2002 principally due to additional costs incurred in 2002 relating to dissolving the aforementioned Asset Management partnership arrangement and, to a lesser extent, lower support costs and equipment expenses.

Asset Management operating income was $110 million in 2003, a decrease of $46 million, or 29%, versus operating income of $156 million in 2002. Operating income as a percentage of segment net revenue was 32% in 2003 versus 34% in 2002.

Capital Markets and Other

The following table summarizes the operating results of the Capital Markets and Other segment:

	Year Ended December 31,
	2002	2003	2004
	($ in thousands)
Revenue:
Capital Markets advisory fees	$3,335	$1,568	$10,153
Money management fees	25,753	23,272	44,951
Commissions	48,724	43,184	51,871
Trading Gains and losses-net	60,768	39,124	30,841
Underwriting	11,268	17,496	34,278
Investment gains (losses), non-trading-net	21,145	7,911	10,087
Interest Income	39,432	21,988	19,705
Other	(2,699)	(3,815)	538

Total revenue	207,726	150,728	202,424
Interest expense	(33,417)	(15,194)	(14,324)

Net Revenue	174,309	135,534	188,100

Direct Employee Compensation and Benefits	68,748	83,909	96,544
Other Operating Expenses(a)	89,663	98,286	95,927

Total Operating Expenses	158,411	182,195	192,471

Operating Income (Loss)	$15,898	$(46,661)	$(4,371)

Headcount(b):
Managing Directors	20	22	22
Other Employees	176	168	223

Total	196	190	245

(a)	Includes indirect support costs (including compensation and other operating expenses related thereto).
(b)	Excludes headcount related to support functions. Such headcount is included in the Corporate headcount.

Capital Markets and Other Results of Operations

The net revenue included in the Capital Markets and Other segment is related primarily to revenue earned from underwriting fees from securities offerings and secondary trading revenue earned in the form of commissions and trading profits from principal transactions in equity, fixed income and convertibles businesses. In addition, this segment earned underwriting and other fee revenue from corporate broking in the U.K. related to the January 2004 acquisition of the assets of Panmure Gordon. Also included in this segment are fund management fees and, if applicable, carried interest incentive fees related to merchant banking funds managed as part of this segment. Carried interest fees are earned when profits from merchant banking investments exceed a certain threshold. In addition, investment income and net interest income from long-term investments, cash balances and securities financing transactions also are included in the Capital Markets and Other segment. These capital market activities will be part of the businesses separated from the operations of Lazard Group in connection with the separation. The results of the operations of the Capital Markets and Other segment are included in Lazard Group’s historical financial statements, however, after the completion of the separation, Lazard Group will no longer own the Capital Markets and Other segment and will report the segment as a discontinued operation. However, Lazard Group has an option under the business alliance agreement to acquire the merchant banking business from LFCM Holdings. See “Certain Relationships and Related Transactions—Relationship with LAZ-MD Holdings and LFCM Holdings—Business Alliance Agreement.”

2004 versus 2003.    Capital Markets and Other net revenue was $188 million in 2004, an increase of $52 million, or 39%, versus net revenue of $136 million in 2003. Higher net revenue in sales and trading was the principal contributor to the increase, including net revenue of $18 million generated from certain product areas not previously offered by Lazard Group, due to the acquisition of the assets of Panmure Gordon in January 2004. Increases in primary revenue in corporate broking, corporate bonds, convertibles and secondary revenue in equities were offset by a decrease in secondary trading in fixed income. In addition, incentive fees earned on the realization of carried interest on real estate-related merchant banking funds were $23 million in 2004, versus $3 million recorded in 2003.

Operating expenses were $192 million for 2004, an increase of $10 million, or 6%, versus operating expenses of $182 million in 2003. Direct employee compensation and benefits expense in 2004 increased by $13 million, or 15%, primarily due to increases in headcount associated with the acquisition of the assets of Panmure Gordon in 2004 and bonuses related to the carried interest incentive fees, partially offset by decreases in bonus accruals in certain areas that experienced declines in revenue in the 2004 period. Other operating expenses decreased by $3 million, or 2%. Premises and occupancy costs decreased by $15 million in 2004, principally due to reductions of $10 million related to abandoned space in our London facilities as well as a reduction of approximately $6 million of duplicate rent paid in 2003 that did not recur in 2004. Professional fees increased by $16 million in 2004, primarily due to integration costs associated with the acquisition of the assets of Panmure Gordon, payments to former employees as a result of carried interest incentive fees recorded in merchant banking and consulting fees relating to our recently initiated merchant banking activities in the U.K. All other expenses in the aggregate decreased by $4 million, principally due to lower expenses associated with the 2003 settlement of a dispute relating to a merchant banking fund as well as lower travel and entertainment expenses. In connection with the acquisition of the assets of Panmure Gordon during 2004, new service groups were added that did not exist in 2003 and which added an aggregate of $5 million across all other expense categories.

Capital Markets and Other operating loss was $4 million in 2004, versus a loss of $47 million in 2003. Operating loss as a percentage of segment net revenue was 2% for 2004, versus a loss of 34% in 2003.

2003 versus 2002.    Capital Markets and Other net revenue was $135 million in 2003, a decrease of $39 million, or 22%, from net revenue of $174 million in 2002. The decrease in net revenue in 2003 was principally due to a gain in 2002 of $27 million on the sale of a portion of a long-term investment that did not recur in 2003. Also contributing to the decrease was lower secondary trading revenue of $12 million.

Operating expenses were $182 million for 2003, an increase of $24 million, or 15%, versus operating expenses of $158 million in 2002. Direct employee compensation and benefits expense in 2003 increased by $15 million, or 22%, primarily due to the establishment of a new convertible bond desk, the addition of a new equity team in London and an increase in employee bonuses in the corporate bond area. Offsetting these increases were decreases in headcount and performance-based bonuses in other product areas. Other operating expenses increased by $9 million, or 10%, primarily related to expenses associated with the aforementioned settlement of a dispute relating to a merchant banking fund.

Capital Markets and Other operating loss was $47 million in 2003 versus operating income of $16 million in 2002. Operating loss as a percentage of net revenue was 34% in 2003 versus operating income as a percentage of net revenue of 9% in 2002.

Geographic Data

For a summary of the consolidated net revenue and identifiable assets of Lazard Group as of and for the years ended December 31, 2002, 2003 and 2004 by geographic region, see Note 15 of notes to our historical consolidated financial statements.

Cash Flows

Historically, Lazard Group’s cash flows have been influenced primarily by the timing of receipt of Financial Advisory and Asset Management fees, the timing of distributions to members and payment of bonuses to employees. In general, we collect our accounts receivable within 60 days. In restructuring transactions, particularly restructurings involving bankruptcies, receivables sometimes take longer to collect than 60 days due to issues such as court-ordered holdbacks.

Cash and cash equivalents were $274 million at December 31, 2004, a decrease of $42 million versus cash and cash equivalents of $316 million at December 31, 2003. During 2004, cash of $426 million was provided by operating activities, including $247 million from net income allocable to members, $105 million of noncash charges, principally consisting of depreciation and amortization of $17 million and minority interest of $88 million and $74 million being provided by net changes in other operating assets and operating liabilities. Cash of $10 million was used for investing activities principally related to net additions to property. Financing activities during this period used $470 million of cash, primarily for distributions to members and minority interest holders of $469 million. Lazard Group traditionally makes payments for employee bonuses and distributions to members and minority interest holders in the first quarter with respect to the prior year’s results.

Cash and cash equivalents were $316 million at December 31, 2003, a decrease of $17 million versus cash and cash equivalents of $333 million at December 31, 2002. During the year ended December 31, 2003, cash of $207 million was provided by operating activities, including $250 million from net income allocable to members, and $109 million of noncash charges principally consisting of depreciation and amortization of $14 million and minority interest of $95 million, with these items partially offset by net changes in other operating assets and operating liabilities of $152 million. Cash of $54 million was provided by investing activities, principally as a result of proceeds of $100 million from the formation of the strategic alliance in Italy, offset by net additions in property relating to leasehold improvements, principally in London and Paris, of $46 million. Financing activities used $287 million of cash, primarily relating to distributions to members and minority interest holders of $452 million, partially offset by $200 million invested by Intesa in connection with the formation of the strategic alliance in Italy.

Liquidity and Capital Resources

Historically, Lazard Group’s source of liquidity has been cash provided by operations, with a traditional seasonal pattern of cash flow. While employee salaries are paid throughout the year, annual discretionary bonuses have historically been paid to employees in January relating to the prior year. Our managing directors are paid a salary during the year, but a majority of their annual cash distributions with respect to the prior year have historically been paid to them in three monthly installments in February, March and April. In addition, and to a lesser extent, during the year we pay certain tax advances on behalf of our managing directors, and these advances serve to reduce the amounts due to the managing directors in the three installments described above. As a consequence, our level of cash on hand decreases significantly during the first quarter of the year and gradually builds up over the remaining three quarters of the year. We expect this seasonal pattern of cash flow to continue.

Lazard Group’s consolidated financial statements are presented in U.S. dollars. Many of Lazard Group’s non-U.S. subsidiaries have a functional currency, i.e., the currency in which operational activities are primarily conducted, that is other than the U.S. dollar, generally the currency of the country in which such subsidiaries are domiciled. Such subsidiaries’ assets and liabilities are translated into U.S. dollars at year end exchange rates, while revenue and expenses are translated at average exchange rates during the year. Adjustments that result from translating amounts from a subsidiary’s functional currency are reported as a component of members’ equity. Such currency translation adjustments served to increase members’ equity by approximately $47 million, $51 million and $30 million in the years ended December 31, 2002, 2003 and 2004, respectively. Foreign currency remeasurement gains and losses on transactions in non-functional currencies are included on the consolidated statements of income.

During 2002, 2003 and 2004, following the hiring of new senior management, Lazard Group invested significant amounts in the recruitment and retention of senior professionals in an effort to reinvest in the intellectual capital of Lazard Group’s business. As a result, while payments for services rendered by our managing directors prior to 2002 generally did not exceed net income allocable to members, in 2002, 2003 and 2004, distributions to its managing directors exceeded its net income allocable to members. The amounts of the distributions that exceeded net income allocable to members were the primary cause for a decrease in members’ equity during these periods. On a pro forma basis, Lazard Group will realize a further reduction of members’ equity as a result of the separation. See “Unaudited Pro Forma Financial Information—Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition.”

We regularly monitor our liquidity position, including cash levels, credit lines, principal investment commitments, interest and principal payments on debt, capital expenditures and matters relating to liquidity and to compliance with regulatory net capital requirements. We maintain senior and subordinated lines of credit in excess of anticipated liquidity requirements. As of December 31, 2004, Lazard Group had $212 million in unused lines of credit available to it. These facilities provide us with the ability to meet short-term cash flow needs resulting from our various business activities. If these facilities prove to be insufficient, we would seek additional financing in the credit or capital markets, although we may be unsuccessful in obtaining such additional financing on acceptable terms or at all. A significant portion of these capital lines support the capital markets and other separated businesses.

Lazard Group’s cash flow generated from operations historically has been sufficient to enable it to meet its obligations, including interest on $350 million of financings obtained since 2001. We believe that our cash flows from operating activities, after giving effect to the separation, should be sufficient for us to fund our current obligations for the next 12 months and beyond. In addition, we intend to maintain lines of credit that can be utilized should the need arise. Lazard Group entered into a commitment letter dated April 14, 2005 that provides that, subject to customary conditions precedent for transactions of this nature, including the consummation of this offering, a group of lenders will provide a five-year $125 million revolving credit facility for Lazard Group and a separate $25 million subordinated credit facility for Lazard Frères & Co. LLC, our U.S. broker dealer. The Lazard Frères & Co. LLC facility will be a four-year revolving credit facility, and then will continue as a term loan facility for an additional year. Each facility will contain customary affirmative and negative covenants and events of default for facilities of this type. The facilities will, among other things, limit the ability of the borrower to incur debt, grant liens, pay dividends, enter into mergers or to sell all or substantially all of its assets. In addition, each facility will contain financial covenants that must be maintained. The Lazard Frères & Co. LLC facility is intended to qualify as a satisfactory subordination agreement in accordance with the applicable NASD rules and regulations. We may, to the extent required and subject to restrictions contained in our financing arrangements, use other financing sources in addition to any new credit facilities.

Over the past several years, Lazard Group has entered into several financing agreements designed to strengthen both its capital base and liquidity, the most significant of which are described below. Each of these agreements is discussed in more detail in our historical consolidated financial statements and related notes included elsewhere in this prospectus.

In March 2001, Lazard Group issued $100 million of Mandatorily Redeemable Preferred Stock (“Class C Preferred Interests”). The Class C Preferred Interests are subject to mandatory redemption by Lazard Group in March 2011 and, prior to such date, are redeemable in whole or in part, at Lazard Group’s option. The Class C Preferred Interests are entitled to receive distributions out of the profits of Lazard Group at a rate of 8% per annum, which distributions must be paid prior to any distributions of profits to holders of any other existing class of interests in Lazard Group. Unpaid distributions on the Class C Preferred Interests accrue but are not compounded. Upon liquidation of Lazard Group, the Class C Preferred Interests rank senior to members’ equity. The Class C Preferred Interests will be redeemed in connection with the separation and recapitalization transactions.

In May 2001, a wholly-owned subsidiary of Lazard Group issued $50 million of Senior Notes due 2011. These notes, which are unsecured obligations and guaranteed by Lazard Group, currently bear interest at an annual rate of 7.53%.

In September 2002, Lazard Group and Intesa announced their agreement to form a strategic alliance wherein effective January 2003, Intesa effectively became a 40% partner in Lazard Group’s business in Italy. Pursuant to the terms of this strategic alliance, Intesa made a $100 million investment in Lazard Group’s business in Italy, and purchased a $50 million subordinated promissory note issued by Lazard Group’s business in Italy. The subordinated promissory note has a scheduled maturity in 2078 (subject to extension), with interest payable annually at the rate of 3.0% per annum.

From time to time, we have considered appropriate modifications to our relationship with Intesa. We have held various discussions with Intesa in connection with the separation and recapitalization transactions, and Intesa has notified us of its intention not to extend the term of the joint venture relationship beyond the expiration date of December 31, 2007. As a result, under the terms of the strategic alliance, unless we and Intesa otherwise agree, we will repurchase its 40% interest in our business in Italy and repay the $50 million subordinated promissory note for an aggregate amount not to exceed $150 million, less distributions received by Intesa in connection with the joint venture, on or prior to February 4, 2008. Based on the current performance of the joint venture, we do not currently expect any expiration of the joint venture to have a material adverse effect on our operating results.

In addition to its direct investment in Lazard Group’s business in Italy, Intesa also purchased a $150 million subordinated convertible promissory note from a wholly-owned subsidiary of Lazard Group. The subordinated convertible promissory note, which is guaranteed by Lazard Group, is convertible into a contractual right that entitles the holder to receive payments in certain fundamental transactions, including the sale of all or substantially all of the assets of Lazard Group, the sale of a substantial goodwill equity stake to a third party or the disposition of a line of business or a key House. The amounts payable under this contractual right are generally equal to the amounts that would have then been payable in respect of a working member goodwill interest at Lazard Group that was entitled to 3% of the aggregate goodwill-related distributions at the time of issuance of the $150 million subordinated convertible promissory note, as if the goodwill interests of Lazard Group continued to be issued and outstanding after the separation and recapitalization transactions. This subordinated convertible promissory note has a scheduled maturity in 2018 and has interest payable annually at a variable interest rate between 3.0% and 3.25% per annum. The annual interest rate was 3.0% for the 12 months ended March 25, 2005 and is 3.25% for the 12 months ending March 25, 2006.

As of December 31, 2004, Lazard Group was in compliance with all of its obligations under its various borrowing arrangements.

We actively monitor our regulatory capital base. Our principal subsidiaries are subject to regulatory requirements in their respective jurisdictions to ensure their general financial soundness and liquidity, which requires, among other things, that we comply with certain minimum capital requirements, record-keeping, reporting procedures, relationships with customers, experience and training requirements for employees and certain other requirements and procedures. These regulatory requirements may restrict the flow of funds to affiliates. Regulatory approval is generally required for paying dividends in excess of certain established levels. See Note 13 of Notes to Consolidated Financial Statements for further information. These regulations differ in the U.S., the U.K., France, and other countries that we operate in. Our capital structure is designed to provide each of our subsidiaries with capital and liquidity consistent with its business and regulatory requirements. For a discussion of regulations relating to us, see “Business—Regulation” included elsewhere in this prospectus.

Substantially all of the net proceeds to be received from this offering and the additional financing transactions will be utilized in connection with the recapitalization, and, to a lesser extent, to capitalize LFCM Holdings. See “Use of Proceeds” and “Capitalization.” We expect that the net incremental interest cost related to the additional financing transactions will be approximately $56 million per year. We expect to service the resultant incremental debt with operating cash flow and the utilization of credit facilities and, to the extent required, other financing sources.

In connection with the separation, we expect that Lazard Group will have the right to purchase the separated merchant banking activities from LFCM Holdings after this offering as described in “Certain Relationships and Related Transactions—Relationship with LAZ-MD Holdings and LFCM Holdings—Business Alliance Agreement.”

We expect that, as a result of this offering and related transactions, and future exchanges of LAZ-MD Holdings exchangeable interests for shares of our common stock, the tax basis of Lazard Group’s tangible and intangible assets attributable to our subsidiaries’ interest in Lazard Group will be increased. These increases in the tax basis of Lazard Group’s tangible and intangible assets attributable to our subsidiaries’ interest in Lazard Group would not have been available to our subsidiaries but for the redemption of the historical partner interests and the future exchanges of LAZ-MD Holdings exchangeable interests for shares of our common stock. We further expect that any such increases in tax basis may reduce the amount of tax that our subsidiaries might otherwise be required to pay in the future.

Our subsidiaries intend to enter into a tax receivable agreement with LFCM Holdings that will provide for the payment by our subsidiaries to LFCM Holdings of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that our subsidiaries actually realize as a result of these increases in tax basis and of certain other tax benefits related to our subsidiaries’ entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. Any amount paid by our subsidiaries to LFCM Holdings will generally be distributed to the working members in proportion to their goodwill interests underlying the working member interests held by or allocated to such persons immediately prior to the formation of the new holding company pursuant to the separation. While the actual amount and timing of payments under the tax receivable agreement will vary depending upon a number of factors, including the timing of exchanges, the extent to which such exchanges are taxable and the amount and timing of our subsidiaries’ income, we expect that, as a result of the size of the increase in the tax basis of Lazard Group’s tangible and intangible assets attributable to our subsidiaries’ interest in Lazard Group, during the expected 24-year term of the tax receivable agreement, the payments that may be made to LFCM Holdings could be substantial. If the LAZ-MD Holdings exchangeable interests had been effectively exchanged in a taxable transaction for common stock at the time of the closing of this offering, the increase in the tax basis attributable to our subsidiaries’ interest in Lazard Group would have been approximately $1.6 billion, at the initial offering price of $25.00 per share of common stock, including the increase in tax basis associated with the redemption and recapitalization. The cash savings that our subsidiaries would actually realize as a result of this increase in tax basis likely would be significantly less than this amount multiplied by our effective tax rate due to a number of factors, including the allocation of the increase in tax basis to foreign assets, the impact of the increase in the tax basis on our ability to use foreign tax credits and the rules relating to the amortization of intangible assets. The tax receivable agreement will require approximately 85% of such cash savings, if any, to be paid to LFCM Holdings. The actual increase in tax basis will depend, among other factors, upon the price of shares of our common stock at the time of the exchange and the extent to which such exchanges are taxable and, as a result, could differ materially from this amount. Our ability to achieve benefits from any such increase, and the payments to be made under this agreement, will depend upon a number of factors, as discussed above, including the timing and amount of our future income. In addition, if the IRS successfully challenges the tax basis increase, under certain circumstances, our subsidiaries could make payments to LFCM Holdings under the tax receivable agreement in excess of our subsidiaries’ cash tax savings. See “Certain Relationships and Related Transactions—Relationship with LAZ-MD Holdings and LFCM Holdings—Tax Receivable Agreement.”

Lazard Ltd has not declared or paid any cash dividends on its common equity since its inception. Subject to compliance with applicable law, Lazard Ltd currently intends to declare quarterly dividends on all outstanding shares of common stock and expects its initial quarterly dividend to be approximately $0.09 per share, payable in respect of the second quarter of 2005 (to be prorated for the portion of that quarter following the closing of this offering). The Class B common stock will not be entitled to dividend rights. The declaration of this and any other dividends and, if declared, the amount of any such dividend, will be subject to the actual future earnings, cash flow and capital requirements of our company, the amount of distributions to us from Lazard Group and the discretion of our board of directors. See “Dividend Policy” included elsewhere in this prospectus.

Summary of Quarterly Performance

The following tables present unaudited condensed quarterly consolidated financial information on a historical basis for each of Lazard Group’s eight trailing quarters consisting of the first, second, third and fourth quarters of 2003 and 2004, respectively. The operating results for any quarter are not necessarily indicative of the results for any future period.

	Quarterly Performance Three Months Ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
	($ in thousands)
Net Revenue	$228,791	$271,008	$306,270	$377,315
Operating Expenses	179,591	183,706	189,400	241,333

Operating Income	$49,200	$87,302	$116,870	$135,982

Income Allocable to Members Before Extraordinary Gain	$36,990	$64,983	$69,951	$78,459

Net Income Allocable to Members	$36,990	$64,983	$69,951	$78,459

	Quarterly Performance Three Months Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
	($ in thousands)
Net Revenue	$245,589	$327,585	$261,754	$439,377
Operating Expenses	217,692	211,587	210,083	277,181

Operating Income	$27,897	$115,998	$51,671	$162,196

Income Allocable to Members Before Extraordinary Gain	$15,053	$73,839	$39,917	$112,658

Net Income Allocable to Members	$15,053	$79,363	$39,900	$112,658

Net revenue and operating income historically have fluctuated significantly between quarters. This variability arises from the fact that transaction completion fees comprise the majority of our net revenue, with the billing and recognition of such fees being dependent upon the successful completion of client transactions, the occurrence and timing of which is irregular and not subject to our control. In addition, incentive fees earned on AUM and compensation related thereto are generally not recorded until the fourth quarter of our fiscal year, when potential uncertainties regarding the ultimate realizable amounts have been determined.

Contractual Obligations

The following table sets forth information relating to our contractual obligations as of December 31, 2004:

	Contractual Obligations Payment Due by Period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	($ in thousands)
Operating Leases	$542,124	$50,145	$94,356	$88,414	$309,209
Capital Leases	66,554	26,558	5,770	5,770	28,456
Notes Payable and Subordinated Loans (a)	270,777	20,777	—	—	250,000
Mandatorily Redeemable Preferred Stock (a)	100,000	—	—	—	100,000
Merchant Banking Commitments (b)	14,031	2,526	11,505	—	—
Contractual Commitments to Managing Directors, Senior Advisors and Employees (c)	72,573	38,008	33,583	982	—

Total (d)	$1,066,059	$138,014	$145,214	$95,166	$687,665

(a)	The $50 million in aggregate principal amount of 7.53% Senior Notes due 2011 are expected to be repaid and the Class C Preferred Interests will be redeemed in connection with the separation and recapitalization transactions.
(b)	We may be required to fund our merchant banking commitments at any time through 2006, depending on the timing and level of investments by our merchant banking funds.
(c)	During 2002, 2003 and 2004, following the hiring of new senior management, Lazard Group invested significant amounts in the recruitment and retention of senior professionals in an effort to reinvest in the intellectual capital of Lazard Group’s business. The majority of these commitments expired on December 31, 2004. The nature of the commitments to managing directors and employees, which represent most of the future commitments, is related primarily to guaranteed payments for services of managing directors and guaranteed compensation for employees. These payments and compensation were guaranteed to recruit and retain the professional talent needed to promote growth in our business. As a result, while payments for services rendered by our managing directors prior to 2002 generally did not exceed net income allocable to members, in 2002, 2003 and 2004 distributions to our managing directors exceeded our net income allocable to members.
(d)	The table above does not include any potential obligations relating to the LAM equity rights.

The contractual obligations table above does not include the following developments since December 31, 2004: (1) obligations related to Corporate Partners II Limited, a new private equity fund formed on February 25, 2005, with $1 billion of institutional capital commitments and a $100 million capital commitment from us, which may require funding at any time through 2010, and (2) any potential payment related to the IXIS cooperation arrangement. The level of this potential payment to IXIS would depend, among other things, on the level of revenue generated by the cooperation activities. The potential payment is limited to a maximum of approximately €16.5 million (subject to reduction in certain circumstances) which would only occur if the cooperation activities generate no revenue over the course of the three-year initial period of such activities, the cooperation agreement is not renewed and our stock price fails to sustain certain price levels. We have held various discussions with Intesa in connection with the separation and recapitalization transactions, and Intesa has notified us of its intention not to extend the term of the joint venture relationship beyond the expiration date of

December 31, 2007. As a result, under the terms of the strategic alliance, unless we and Intesa otherwise agree, in 2008 we will repurchase its 40% interest in our business in Italy and repay the $50 million subordinated promissory note included within notes payable and subordinated debt in the table above for an aggregate amount not to exceed $150 million, less distributions received by Intesa in connection with the joint venture, on or prior to February 4, 2008.

Exchange/Clearinghouse Member Guarantees

Lazard Group is a member of various U.S. and non-U.S. exchanges and clearinghouses that trade and clear securities or futures contracts. Associated with its membership, Lazard Group may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet minimum financial standards. While the rules governing different exchange or clearinghouse memberships vary, Lazard Group’s guarantee obligations generally would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. Lazard Group has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Effect of Inflation

Lazard Ltd does not believe inflation will significantly affect its compensation costs as they are substantially variable in nature. However, the rate of inflation may affect Lazard Group expenses such as information technology and occupancy costs. To the extent inflation results in rising interest rates and has other effects upon the securities markets, it may adversely affect our financial position and results of operations by reducing AUM, net revenue or otherwise. See “Risk Factors—Risks Related to Our Business—Difficult market conditions can adversely affect our business in many ways, including by reducing the volume and value of the transactions involving our Financial Advisory business and reducing the value or performance of the assets we manage in our Asset Management business which, in each case, could materially reduce our revenue or income.”

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our consolidated financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, compensation liabilities, income taxes, investing activities and goodwill. We base these estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates.

We believe that the critical accounting policies set forth below comprise the most significant estimates and judgments used in the preparation of our consolidated financial statements.

Revenue Recognition

We generate substantially all of our net revenue from providing financial advisory, asset management and capital markets services to clients. We recognize revenue when the following criteria are met:

•	there is persuasive evidence of an arrangement with a client,

•	we have provided the agreed-upon services,

•	fees are fixed or determinable, and

•	collection is probable.

Our clients generally enter into agreements with us that vary in duration depending on the nature of the service provided. We typically bill clients for the full amounts due under the applicable agreements on or after the dates on which the specified service has been provided. Generally, payments are due within 60 days of billing. We assess whether collection is probable based on a number of factors, including past transaction history with the client and an assessment of the client’s current creditworthiness. If, in our judgment, collection of a fee is not probable, we will not recognize revenue until the uncertainty is removed. In rare cases, an allowance for doubtful collection may be established, for example, if a fee is in dispute or litigation has commenced.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax liability and to assess temporary differences resulting from differing book versus tax treatment of items, such as deferred revenue, compensation and benefits expense, unrealized gains on long-term investments and depreciation. These temporary differences result in deferred tax assets and liabilities, which are included within our consolidated statements of financial condition. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Lazard Group has recorded gross deferred tax assets of $60 million and $88 million as of December 31, 2003 and 2004, respectively, which are fully offset by a valuation allowance due to uncertainties related to its ability to utilize such deferred tax assets, which principally consist of certain foreign net operating loss carryforwards, before they expire. Our determination of the need for a valuation allowance is based on our estimates of future taxable income by jurisdiction, and the period over which our corresponding deferred tax assets will be recoverable. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to adjust our valuation allowance, which could materially impact our consolidated financial position and results of operations.

In addition, in order to determine our quarterly tax rate we are required to estimate full year pre-tax income and the related annual income tax expense in each jurisdiction. Tax exposures can involve complex issues and may require an extended period of time to resolve. Changes in the geographic mix or estimated level of annual pre-tax income can affect our overall effective tax rate. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Furthermore, our interpretation of complex tax laws may impact our measurement of current and deferred income taxes.

Valuation of Investments

“Marketable investments” and “long-term investments” consist principally of investments in exchange traded funds, merchant banking and alternative investment funds, and other privately managed investments. Gains and losses on marketable investments and long-term investments, which arise from changes in the fair value of the investments, are not predictable and can cause periodic fluctuations in net income allocable to members.

In determining fair value, we separate our investments into two categories. The first category consists of those investments that are publicly-traded, which, as of December 31, 2004, were approximately 49% of our marketable investments and long-term investments. For these investments, we determine value by quoted market prices. The second category consists of those that are not publicly-traded. For these investments, we determine value based upon our best estimate of fair value. As of December 31, 2004, this second category of investments comprises the remaining 51% of our marketable investments and long-term investments.

The fair value of those investments that are not publicly traded is based upon an analysis of the investee’s financial results, condition, cash flows and prospects. Adjustments to the carrying value of such investments are made if there are third-party transactions evidencing a change in value. Adjustments also are made, in the absence of third-party transactions, if we determine that the expected realizable value of the investment differs from its carrying value. In reaching that determination, we consider many factors, including, but not limited to, the operating cash flows and financial performance of the investee, expected exit timing and strategy, and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Partnership interests, including general partnership and limited partnership interests in real estate funds, are recorded at fair value based on changes in the fair value of the partnership’s underlying net assets.

Because of the inherent uncertainty in the valuation of investments that are not readily marketable, estimated values may differ significantly from the values that would have been reported had a ready market for such investments existed. We seek to maintain the necessary resources, with the appropriate experience and training, to ensure that control and independent price verification functions are adequately performed.

Goodwill

In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, goodwill is tested for impairment annually or more frequently if circumstances indicate impairment may have occurred. In this process, we make estimates and assumptions in order to determine the fair value of our assets and liabilities and to project future earnings using valuation techniques, including a discounted cash flow model. We use our best judgment and information available to us at the time to perform this review. Because our assumptions and estimates are used in projecting future earnings as part of the valuation, actual results could differ.

Consolidation of VIEs

The consolidated financial statements include the accounts of Lazard Group and all other entities in which we are the primary beneficiary or control. Lazard Group determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity (“VIE”) under U.S. GAAP.

•

Voting Interest Entities.    Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance itself independently and (ii) the equity holders have the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity’s activities. Voting interest entities are consolidated in accordance with Accounting Research Bulletin (“ARB”) No. 51, “Consolidated Financial Statements,” as amended. ARB No. 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, Lazard Group consolidates voting interest entities in which it has the majority of the voting interest.

•	Variable Interest Entities. VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both.

The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE.

Lazard Group determines whether it is the primary beneficiary of a VIE by first performing a qualitative analysis of the VIE that includes, among other factors, its capital structure, contractual terms, and related party relationships. Where qualitative analysis is not conclusive, Lazard Group performs a quantitative analysis. For purposes of allocating a VIE’s expected losses and expected residual returns to the VIE’s variable interest holders, Lazard Group calculates its share of the VIE’s expected losses and expected residual returns using a cash flows model that allocates those expected losses and residual returns to it, based on contractual arrangements and/or Lazard Group’s position in the capital structure of the VIE under various scenarios. Lazard Group would reconsider its assessment of whether it is the primary beneficiary if there are changes to any of the variables used in determining the primary beneficiary. Those variables may include changes to financial arrangements, contractual terms, capital structure and related party relationships.

In accordance with FASB Interpretation No. 46R the assets, liabilities and results of operations of the VIE are included in the consolidated financial statements of Lazard Group if it is determined that we are the primary beneficiary. Any third party interest in these consolidated entities is reflected as minority interest in our consolidated financial statements.

Risk Management

Risk management is an important part of our business, but is focused primarily on the activities of the Capital Markets and Other segment, which will be part of the separated businesses and not be retained by us following this offering. As a result, we have separately summarized the discussion of risk management for our Financial Advisory and Asset Management, Corporate and Capital Markets and Other segments.

Financial Advisory and Asset Management

We believe that, due to the nature of the businesses and the manner in which we conduct our operations, the Financial Advisory and Asset Management segments are not subject to material market risks such as equity price risk, but are subject to foreign currency exchange rate risks which are summarized below.

Foreign Currency Exchange Rate Risk

Foreign currency exchange rate risk arises from the possibility that our revenue and expenses may be affected by movements in the rate of exchange between non-U.S. dollar denominated balances (primarily euros and British pounds) and the U.S. dollar, the currency in which our financial statements are presented. In 2004, approximately 27% of Lazard Group’s operating income was generated in non-U.S. dollar currencies.

Lazard Group generally does not hedge non-dollar foreign exchange exposure, as described above, arising in its operations outside the U.S. These foreign operations manage their individual foreign currency exposures with reference to their own base currency. However, Lazard Group does track and control the foreign currency exchange rate risks arising in each principal operation and has established limits for such exposures. In certain cases, Lazard Group may take open foreign exchange positions with a view to profit within internally defined limits, but Lazard Group does not utilize foreign exchange options in this context.

Based on the levels of operating income in 2004 denominated in euros and in British pounds, we estimate that operating income would increase or decrease by approximately $1.2 million in the event of a 1% change in the exchange rate of the euro versus the U.S. dollar and approximately $0.1 million in the event of a 1% change in the exchange rate of the British pound versus the U.S. dollar.

For more information, see “Risk Factors—Risks Related to Our Business—Fluctuations in foreign currency exchange rates could lower our net income or negatively impact the portfolios of our Asset Management clients and may affect the levels of our AUM.”

Corporate

Our Corporate activities are exposed to risks arising from transactions in trading and non-trading derivatives and to interest rate risk arising from short-term assets and third party loans.

Trading and Non-Trading Derivatives

We enter into forward foreign exchange contracts, interest rate swaps and other contracts for trading purposes, and non-trading derivative contracts, including forward foreign exchange contracts, interest rate swaps, cross-currency interest rate swaps and other derivative contracts to hedge exposures to interest rate and currency fluctuations. These trading and non-trading contracts are recorded at their fair values on our statements of financial condition and the related gains and losses on trading contracts are included in “trading gains and losses—net” on our consolidated statements of income. Lazard Group’s hedging strategy is an integral part of its trading strategy and therefore the related gains and losses on Lazard Group’s hedging activities also are recorded in “trading gains and losses-net” on the consolidated statements of income.

The table below presents the fair values of Lazard Group’s trading and non-trading derivatives as of December 31, 2003 and 2004:

	December 31,
	2003	2004
	($ in thousands)
Assets:
Trading Derivatives:
Interest rate swap contracts	$695	$377
Exchange rate contracts	5	289

Total	$700	666

Liabilities:
Trading Derivatives:
Interest rate swap contracts	$—	$1,124
Exchange rate contracts	—	291

Total trading derivatives	—	1,415

Non-Trading Derivatives:
Interest rate swap contracts	3,222	3,204

Total	$3,222	$4,619

Interest Rate and Foreign Currency Risk—Trading, Non-Trading and Securities Owned

The risk management strategies that we employ use various stress tests to measure the risks of trading, non-trading and securities owned activities. Based on balances of securities owned, our interest rate risk as measured by a 0.25% +/- movement in interest rates totaled $50 thousand as of December 31, 2003 and $175 thousand as of December 31, 2004. Foreign currency risk, on those same balances, measured by a 2% +/- movement against the U.S. dollar totaled $98 thousand as of December 31, 2003 and $23 thousand as of December 31, 2004.

Interest Rate Risk—Short Term Investments and Corporate Indebtedness

A significant portion of our liabilities have fixed interest rates or maximum interest rates, while our cash and short-term investments generally have floating interest rates. We estimate that operating income relating to cash and short-term investments and corporate indebtedness would change by approximately $4 million, on an annual basis, in the event interest rates were to increase or decrease by 1%.

Capital Markets and Other

Risk management is an important part of the operation of the Capital Markets and Other segment since the business is exposed to a variety of risks including market, credit, settlement and other risks that are material and require comprehensive controls and ongoing management. Lazard Group utilizes a Global Capital Markets Risk Committee to assess risk management practices, particularly as these practices relate to regulatory requirements. In addition, Lazard Group utilizes an independent Risk Management Group, which reports to Lazard Group’s chief financial officer and is responsible for analyzing risks and for coordinating and monitoring the risk management process. Further, the Risk Management Group supports the Global Capital Markets Risk Committee by providing risk profiles and analyses to the committee.

The Global Capital Markets Risk Committee and the Risk Management Group are responsible for the maintenance of a comprehensive risk management practice and process including:

•	a formal risk governance organization that defines the oversight process and its components,

•	clearly defined risk management policies and procedures supported by a specific framework,

•	communication and coordination among the business executives and risk functions, while maintaining strict segregation of responsibilities, controls, and oversight, and

•	clearly defined risk tolerance levels, which are regularly reviewed to ensure that our risk-taking is consistent with our business strategy, capital structure, and current and anticipated market conditions.

Risks inherent in the Capital Markets business are summarized below.

Market Risk

Market risk is the potential change in a financial instrument’s value caused by fluctuations in interest and currency exchange rates, equity prices or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

Historically, Lazard Group has sought to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. Lazard Group has employed a combination of cash instruments and derivatives to hedge market exposure. The following discussion describes the types of market risk faced in the Capital Markets and Other segment.

Interest Rate Risk.    Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments, primarily securities owned and securities sold but not yet purchased. Lazard Group typically uses U.S. Treasury securities in the Capital Markets and Other segment to manage interest rate risk relating to interest bearing deposits of non-U.S. banking operations as well as certain non-U.S. securities owned. Lazard Group historically hedged its interest rate risk by using interest rate swaps and forward rate agreements. Interest rate swaps generally involve the exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts. Forward rate agreements are contracts under which two counterparties agree on the interest to be paid on a notional deposit of a specified maturity at a specific future settlement date with no exchange of principal.

Currency Risk.    Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. Lazard Group has used currency forwards and options in the Capital Markets and Other segment to manage currency risk. Exchange rate contracts include cross-currency swaps and foreign exchange forwards. Currency swaps are agreements to exchange future payments in one currency for payments in another currency. These agreements are used to transform the assets or liabilities denominated in different currencies. Foreign exchange forwards are contracts for delayed delivery of currency at a specified future date.

Equity Price Risk.    Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities. The Capital Markets and Other segment is subject to equity price risk primarily in securities owned and securities sold but not yet purchased as well as for equity swap contracts entered into for trading purposes.

Credit Risk

The Capital Markets and Other segment is exposed to the risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is insufficient or worthless. Both cash instruments and derivatives expose the business to this type of credit risk. Lazard Group has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Capital Markets and Other segment executes, settles and finances various customer securities transactions. Execution of securities transactions includes the purchase and sale of securities that expose us to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Capital Markets and Other segment may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. Lazard Group has historically sought to control the risks associated with customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, Lazard Group may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Concentrations of Credit Risk

The exposure to credit risk associated with the Capital Markets and Other trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

At December 31, 2004, Lazard Group’s most significant concentration of credit risk was with the U.S. Government and its agencies. This concentration consists of both direct and indirect exposures. Direct exposure primarily results from securities owned that are issued by the U.S. Government and its agencies. Indirect exposure results from maintaining U.S. Government and agency securities as collateral for resale agreements and securities borrowed transactions. The direct exposure on these transactions is with the counterparty; thus, the Capital Markets and Other segment has credit exposure to the U.S. Government and its agencies only in the event of the counterparty’s default.

Off-Balance Sheet Risks

The Capital Markets and Other segment may be exposed to a risk of loss not reflected on the consolidated financial statements for securities sold but not yet purchased, should the value of such securities rise.

For transactions in which credit is extended to others, the Capital Markets and Other segment seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. Counterparties include customers who are generally institutional investors and brokers and dealers that are members of major exchanges. Required margin levels are monitored daily and, pursuant to such guidelines, counterparties are required to deposit additional collateral or reduce securities positions when necessary.

It is the policy of the Capital Markets and Other segment to take possession of securities purchased under agreements to resell. The market value of the assets acquired are monitored to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the delivery of additional collateral may be required.

In connection with securities sold under agreements to repurchase, the Capital Markets and Other segment monitors the market value of assets delivered to ensure that the collateral value is not excessive as compared to the amount at which the securities will be subsequently repurchased.

Operational Risk

Operational risk is the exposure to loss resulting from inadequate or failed internal processes, people, systems or external events excluding credit, liquidity, market and insurance risk. It arises from various sources such as organization, compliance, operational risk assessment and control, employees and agents, process and systems, external events and outsourcing. Lazard Group has developed a risk management framework to ensure compliance with applicable regulatory requirements. The securities operations area prepares various daily, weekly and monthly reports to monitor these risks.

Risk Management Framework

The risk management framework utilized in addressing the risks associated with the Capital Markets and Other segment of Lazard Group’s business is described below.

Market Risk

Based on the balances of securities owned, at the applicable dates, we quantify the sensitivities of our current portfolios to changes in market variables. These sensitivities are then utilized in the context of historical data to estimate earnings and loss distributions that current portfolios could have incurred throughout the historical period. From these distributions, we derive a number of useful risk statistics, including a statistic we refer to as Value at Risk, or “VaR.” The disclosed VaR is an estimate of the maximum amount current portfolios could lose with 99% confidence, over a given time interval. The VaR for our overall portfolios is less than the sum of the VaRs for individual risk categories because movements in different risk categories occur at different times and, historically, extreme movements have not occurred in all risk categories simultaneously. The difference between the sum of the VaRs for individual risk categories and the VaR calculated for all risk categories is shown in the following tables and may be viewed as a measure of the diversification within our portfolios.

In our VaR system, we use a historical simulation for two years to estimate VaR using a 99% confidence level and a one-day holding period for trading instruments.

In addition to the VaR risk measurement, the risk framework applies various stress tests to test the portfolios under stressful situations as follows:

Interest Rate Risk:	Parallel moves of treasury yield curves of +/- 0.25%.

Curve Risk:	Non-parallel moves of treasury yield curves within +/- 0.25%.

Spread Risk:	For corporate bonds only, +/- 0.50% moves in yield curve.

Equity Price Risk:	+/- 10% move in equity prices.

Currency Risk:	+/- 2% move in foreign exchange rates against U.S. dollars.

The following table summarizes our risk exposure according to the categories described above as of December 31, 2003 and December 31, 2004.

	Risk Measures
	As of December 31,		Average(1)
	2003	2004
	($ in thousands)
Interest Rate Risk	$551	$206	$584
Curve Risk	1,026	127	1,062
Spread Risk	651	927	846
Equity Price Risk	964	539	1,540
Currency Risk	—	29	134
VaR	364	547	949

(1)	Average is based on an average of monthly ending amounts from January 1, 2004 through December 31, 2004.

Credit Risk

We actively monitor our credit risk and exposure that originates from our business. Credit risk against each issuer is measured by calculating the risk-adjusted exposure. The risk adjustment is based on rating of the issuer, and this risk is netted for all positions with the same issuer.

The credit risk framework determines two types of credit risks:

Credit Risk of the Issuer.    The framework analyzes current positions in each issuer to determine the risk adjusted exposure, which is the estimated maximum potential exposure to the issuer in the future. Each issuer has a limit based on its rating. The portfolio’s aggregate risk-adjusted exposure is monitored on a daily basis. The levels of risk-adjusted exposures in the U.S. bond and convertible desks are set forth below:

	Credit Risk of the Issuer
	As of December 31,		Average(1)
	2003	2004
	($ in thousands)
Risk Adjusted Exposure	$17,430	$8,998	$27,833

(1)	Average is based on an average of monthly ending amounts from January 1, 2004 through December 31, 2004.

Credit Risk of the Trading Counterparty.    We utilize a report indicating the gross counterparty exposure and settlement risk. The settlement risk indicates the risk if the counterparty reneges on a trade. In that case, we may have to buy or sell the security at additional cost. The framework has established limits for counterparties based on ratings.

Limit Monitoring Process

Lazard Group has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral and continually assessing the creditworthiness of counterparties.

The risk framework has developed a portfolio approach for risk measurements. This helps senior management assign limits at various levels such as location, trading desks and issuers. Senior management establishes policy limits representing the maximum risk it is willing to take on a normal day.

Credit risk limits take into account measures of both current and potential exposures and are set and monitored by broad risk type, product type and tenor to maturity. Credit risk mitigation techniques include, where appropriate, the right to require initial collateral or margin, the right to terminate transactions or to obtain collateral should unfavorable events occur, the right to call for collateral when certain exposure thresholds are exceeded, and the purchase of credit default protection.

Recently Issued Accounting Standards

Effective January 1, 2003, Lazard Group adopted FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34. FIN 45 requires certain disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The adoption of FIN 45 did not have a material impact on Lazard Group’s consolidated financial position or results of operations.

In December 2003, the Financial Accounting Standards Board (“FASB”) issued FIN 46R, Consolidation of Certain Variable Interest Entities—an interpretation of ARB No. 51, which further clarifies FIN 46, which was issued on January 17, 2003. FIN 46R clarifies when an entity should consolidate a VIE, more commonly referred to as a special purpose entity, or “SPE.” A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and may include many types of SPEs. FIN 46R requires that an entity shall consolidate a VIE if that entity has a variable interest that will absorb a majority of the VIE’s expected losses if they occur, receive a majority of the VIE’s expected residual returns if they occur, or both. FIN 46R does not apply to certain qualifying SPEs (“QSPEs”), the accounting for which is governed by Statement of Financial Accounting Standards (“SFAS”) No. 140, Accounting for Transfers and Servicing of Financing Assets and Extinguishments of Liabilities. FIN 46R is effective for newly created VIEs beginning January 1, 2004 and for existing VIEs as of the first reporting period beginning after March 15, 2004.

Effective January 1, 2004, Lazard Group adopted FIN 46R for VIEs created after December 31, 2003 and for VIEs in which Lazard Group obtained an interest after December 31, 2003. Lazard Group adopted FIN 46R in the second quarter of 2004 for VIEs in which it holds a variable interest that it acquired on or before December 31, 2003.

Lazard Group is involved with various entities in the normal course of business that are VIEs and hold variable interests in such VIEs. Transactions associated with these entities primarily include investment management, real estate and private equity investments. Those VIEs for which Lazard Group is the primary beneficiary were consolidated in the second quarter of 2004 in accordance with FIN 46R. Those VIEs include company sponsored venture capital investment vehicles established in connection with our compensation plans.

Lazard Group’s merchant banking activities consist of making private equity, venture capital and real estate investments on behalf of customers. At December 31, 2003 and 2004, in connection with its merchant banking activities, the net assets of entities for which Lazard Group has a significant variable interest was approximately $148 million and $97 million, respectively. Lazard Group’s variable interests associated with these entities, consisting of investments, carried interest and management fees, were approximately $24 million at each of such dates which represent the maximum exposure to loss, only if total assets declined 100% at December 31, 2003 and 2004. At December 31, 2004, the consolidated statement of financial condition included $21 million of incremental assets relating to the consolidation of VIEs for such merchant banking activities in which Lazard Group was deemed to be the primary beneficiary.

In connection with its Capital Markets and Other segment activities, Lazard Group holds a significant variable interest in an entity with assets of $4 million and liabilities of $16 million at December 31, 2003 and with assets of approximately $2 million and liabilities of approximately $15 million at December 31, 2004. Lazard Group’s variable interests associated with this entity, primarily paid-in-kind notes, were approximately $16 million and $15 million at December 31, 2003 and 2004, respectively. As the note holders have sole recourse only to the underlying assets, Lazard Group has no exposure to loss at December 31, 2003 and 2004. Also, as Lazard Group is not the primary beneficiary, the entity has not been consolidated.

In connection with its Asset Management business, Lazard Group was the asset manager and held a significant variable interest in a hedge fund, where the aggregate net assets at December 31, 2003 was approximately $8 million. Lazard Group’s maximum exposure to loss at December 31, 2003 was approximately $7 million. As of December 31, 2004, this fund no longer existed.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 clarifies the circumstances under which a contract with an initial investment meets the characteristics of a derivative under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 also amended other existing pronouncements to result in more consistent reporting of derivative contracts. This pronouncement is effective for all contracts entered into or modified after June 30, 2003. Lazard Group adopted SFAS No. 149 as required, with no material impact on Lazard Group’s consolidated financial statements.

In May 2003, the FASB issued the SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that the issuer classify a financial instrument that is within its scope as a liability. The initial recognition of SFAS No. 150 applies to financial instruments entered into or modified after May 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Lazard Group’s classification of mandatorily redeemable preferred stock is in accordance with SFAS No. 150.

In December 2003, Lazard Group adopted the provisions of SFAS No. 132R, Employers’ Disclosure about Pensions and Other Post-Retirement Benefits. The Statement requires additional disclosures to those in the original SFAS 132 about assets, obligations, cash flows and net periodic benefit costs of defined benefit pension plans and other defined benefit post-retirement plans.

In March 2004, the FASB Emerging Issues Task Force (“EITF”) reached a final consensus on Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF 03-1 requires that when the fair value of an investment security is less than its carrying value, an impairment exists for which the determination must be made as to whether the impairment is other-than-temporary. The EITF 03-1 impairment model applies to all investment securities accounted for under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities and to investment securities accounted for under the cost method to the extent an impairment indicator exists. Under the guidance, the determination of whether an impairment is other-than-temporary and therefore would result in a recognized loss depends on market conditions and management’s intent and ability to hold the securities with unrealized losses. Subsequent to its issuance, the FASB deferred certain provisions of EITF 03-1; however, the disclosure requirements remain effective. The adoption of EITF 03-1 did not have an impact on Lazard Group’s consolidated financial position or results of operations since Lazard Group does not have any securities accounted for under SFAS No. 115.

BUSINESS

Overview

We are a preeminent international financial advisory and asset management firm that has long specialized in crafting solutions to the complex financial and strategic challenges of our clients. We serve a diverse set of clients around the world, including corporations, partnerships, institutions, governments and high-net worth individuals. The first Lazard partnership was established in 1848. Over time we have extended our activities beyond our roots in New York, Paris and London. We operate today from 27 cities in key business and financial centers across 15 countries throughout Europe, North America, Asia and Australia. We focus primarily on two businesses, Financial Advisory and Asset Management. We believe that the mix of our activities across business segments, geographic regions, industries and investment strategies helps to diversify and stabilize our revenue stream.

Industry Trends and Strategic Focus

Industry Trends

We believe that a combination of long-term trends engender a favorable climate for revenue and profit growth in the financial services industry segments in which we compete. Longer-term trends that benefit our Financial Advisory business include:

•	Globalization. Companies around the world are continuing to globalize their operations, including through merger and acquisition activity.

•	Focus on Stockholder Value. Companies around the world are strongly focused on stockholder value, which drives continual portfolio rebalancing, including mergers, acquisitions, divestitures, restructurings, joint ventures, company sales and related transactions.

•	Consolidation. Intense and often increasing commercial competition is fueling the need for companies to realize economies of scale and scope and to optimize strategic positioning, which in turn drives the market for mergers and acquisitions. In addition, ongoing cycles in various international economies of deregulation and sometimes re-regulation add to the impetus of companies to either consolidate or restructure their portfolios.

•	Expansion of Leverage Markets. Long-term increases in investor demand for debt of non-investment grade issuers have driven growth in acquisitions by financial sponsors, as well as in the number of highly leveraged companies, a portion of which may become candidates for financial restructuring advisory services, particularly in less favorable economic environments.

Some of the trends influencing long-term growth in the markets served by our Asset Management business include:

•	Demographics. Aging populations in both developed and emerging economies around the world have increased the pools of savings available and the need for retirement investment services by institutions and individuals.

•	Internationalization. Investors around the world are internationalizing their investment portfolios, which plays to our strengths in managing international and global portfolios of equity and fixed income securities.

•	Acceptance of Alternative Investments. Many institutional and high-net worth investors are increasing their allocations to alternative investments to diversify risk while maintaining high targeted absolute returns. Growing acceptance of these strategies fuels the market for products such as the hedge funds and merchant banking funds that we manage.

The markets in which we compete have begun to experience greater than normal growth in comparison to recent fiscal periods. Recovery in global equity markets during 2003, increases in corporate profits and consumer income following the recent recession, and increasing availability of financing are driving increased demand for mergers and acquisitions and asset management services. However, these trends are cyclical in nature and subject to periodic reversal. Due to the mix of our businesses, some of our businesses experienced performance declines during the recent recessionary period, while others, such as our Financial Restructuring practice, were growing. At present, our Financial Restructuring practice is trending down on a cyclical basis, while our Mergers and Acquisitions practice and Asset Management business are trending up.

The following table sets forth selected key industry indicators:

Key Industry Indicators

($ in billions, except as otherwise indicated)

	As of or for the Year Ended December 31,			CAGR(a) ’84-’04	CAGR(a) ’94-’04
	1984	1994	2004
General Economic & Market Activity:
Worldwide GDP ($ in trillions) (b)	$11.9	$26.2	$40.2	6%	4%
Dow Jones Industrial Average	1,212	3,834	10,783	12	11
MSCI World Index (c)	187	619	1,169	10	7

Advisory Activities:
Worldwide M&A (d)	$180	$497	$1,574	11%	12%
U.S. M&A (d)	178	293	762	8	10
Europe M&A (d)	1	138	505	35	14
Transatlantic M&A (d)	4	47	104	18	8
Worldwide M&A > $1 billion (d)	59	202	927	15	16
Global Corporate Debt Defaults (e)	1	2	16	17	23

Asset Management Activities:
U.S. Assets in U.S. & Global Corporate Equities (f)	$1,682	$5,920	$15,298	12%	10%
Worldwide Assets Managed by Top 100 Managers (g)	1,188	3,741	21,406	16	21
Foreign Equities & ADRs Held by U.S. Residents (f)	26	628	2,424	25	14
Global Hedge Fund Assets Under Management (h)	*	189	950	*	18

(a)	Calculated compound annual growth rate.
(b)	Source: The Economist Intelligence Unit, December 2004.
(c)	Source: Morgan Stanley Capital International, Inc.
(d)	Source: Thomson Financial, March 15, 2005. Transaction geographies reported based on location of target. Figures based on completed transactions.
(e)	Source: Moody’s Investors Service Inc.© Cited with permission. All rights reserved.
(f)	Source: The Federal Reserve.
(g)	Source: Pensions & Investments (Data not available for 2004; 2003 value shown).
(h)	Source: Van Hedge Fund Advisors International.
*	Indicates data not available.

Competitive Advantages

We attribute our success and distinctiveness to a combination of long-standing advantages from which we and our predecessor partnerships have benefited, including:

•	Experienced People. Our professionals concentrate on solving complex strategic and financial problems and executing specialized investment strategies. We strive to maintain and enhance our base of highly talented professionals and pride ourselves on being able to offer clients more senior-level attention than may be available from many of our competitors.

•	Independence. We are an independent firm, free of many of the conflicts that can arise at larger financial institutions as a result of their varied sales, trading, underwriting, research and lending activities. We believe that recent instances of perceived or actual conflicts of interest, and the desire to avoid any potential future conflicts, have increased the demand by managements and boards of directors for trusted, unbiased advice from professionals whose main product is advice.

•	Reputation. Our firm has a brand name with over 150 years of history. We believe this brand name connotes superior service, integrity and creative solutions. Throughout our history, we have been focused on providing world-class professional advice in complex strategic and financial assignments, utilizing both our global capabilities and deeply rooted, local know-how.

•	Focus. We are focused on two primary businesses—Financial Advisory and Asset Management—rather than on a broad range of financial services. We believe this focus has helped, and will continue to help, us attract clients and recruit professionals who want to work in a firm where these activities are the central focus.

•	Global Presence with Local Relationships. We have been pioneers in offering financial advisory services on an international basis and in investing in international markets through our Asset Management business. We do not regard any single jurisdiction as our home country. Instead, we believe that linking our talented, indigenous professionals, deep local roots and industry expertise across offices enables us to be a global firm while maintaining a local identity. We believe this approach allows us to build close local relationships with our clients and to develop insight into both local and international commercial, economic and political issues affecting their businesses. Our ability to put clients in contact with our skilled professionals around the world is central to our specialized skill in performing cross-border transactions and worldwide investment mandates. In Asset Management, this is reflected through LAM’s global research platform of analysts as well as the provision of local investment solutions and services to clients.

•	Balance. We seek to balance the sources of our earnings among multiple geographic regions, industries, advisory practice areas and investment sectors in order to provide greater diversification and stability to our revenue stream. For example, our Financial Advisory business includes both our Mergers and Acquisitions practice and Financial Restructuring practice, which historically have been counter-cyclical to each other, thus helping to stabilize our revenue stream. In addition, our relationships in one of these practice areas often lead to future engagements for the other. Our Asset Management business complements the Financial Advisory business by helping to provide further stability, principally because we generate significant recurring client business from year to year. Our revenue also is geographically diversified: in 2004, we derived 50% of our net revenue from continuing operations from our offices in North America, 47% from our offices in Europe and 3% from offices in the rest of the world.

•	Strong Culture. We believe that our people are united by a desire to be a part of an independent firm in which their activities are at the core and by a commitment to excellence and integrity in their activities. This is reinforced by the significant economic stake our managing directors have in our success. When hiring new employees, we identify candidates that have traits consistent with our values in order to further maintain our culture. In our opinion, the strength of our many long-term client relationships is a testament to our distinctive culture and approach to providing superior advice to our clients.

Principal Business Lines

Our business is organized around two segments: Financial Advisory and Asset Management.

Financial Advisory

We offer corporate, partnership, institutional, government and individual clients across the globe a wide array of financial advisory services regarding mergers and acquisitions, restructurings and various other corporate finance matters. We focus on solving our clients’ most complex problems, providing advice to senior management, boards of directors and business owners of prominent companies and institutions in transactions that typically are of significant strategic and financial importance to them.

Our goal is to continue to grow our Financial Advisory business by fostering long-term, senior-level relationships with existing and new clients as their independent advisor on strategic transactions. We seek to build and sustain long-term relationships with our clients rather than focusing on individual transactions, a practice that we believe enhances our access to senior management of major corporations and institutions around the world. We emphasize providing clients with senior level attention during all phases of transaction execution.

While we strive to earn repeat business from our clients, we operate in a highly competitive environment in which there are no long-term contracted sources of revenue. Each revenue-generating engagement is separately negotiated and awarded. To develop new client relationships, and to develop new engagements from historical client relationships, we maintain an active dialogue with a large number of clients and potential clients, as well as with their financial and legal advisors, on an ongoing basis. We have gained a significant number of new clients each year through our business development initiatives, through recruiting additional senior investment banking professionals who bring with them client relationships and through referrals from directors, attorneys and other third parties with whom we have relationships. At the same time, we lose clients each year as a result of the sale or merger of a client, a change in a client’s senior management, competition from other investment banks and other causes.

In 2004, Financial Advisory net revenue totaled $655 million, accounting for 60% of our net revenue from continuing operations. We earned advisory revenue from 435 clients in 2004. We earned $1 million or more from 136 clients in 2004, and in that year the ten largest fee paying clients constituted 25% of our segment net revenue, and no client individually constituted more than 10% of segment net revenue.

We believe that we have been pioneers in offering financial advisory services on an international basis, with the establishment of our New York, Paris and London offices dating back to the nineteenth century. We maintain major local presences in the U.S., the U.K., France and Italy, including a network of regional branch offices in the U.S. and France, as well as presences in Australia, Canada, Germany, Hong Kong, India, Japan, the U.K., the Netherlands, Sweden, Singapore, South Korea and Spain. Our Italian office is operated as a strategic alliance with Intesa. Pursuant to the strategic alliance, Intesa holds 40% of the equity of, and a $50 million subordinated promissory note from, the entity that operates our Italian business and has representation on its board of directors, and a $150 million note issued by a financing subsidiary of Lazard Group, and both notes are guaranteed by Lazard Group. We also have recently entered into a joint venture with Signatura Advisory called Signatura Lazard, which will provide local and cross-border financial services in Brazil, and a strategic alliance with MBA Banco de Inversiones regarding the provision of cross-border advisory services to institutions investing in companies in Argentina and to Argentine companies investing abroad.

In addition to seeking business centered in these locations, we historically have focused in particular on advising clients with respect to cross-border transactions. We believe that we are particularly well known for our legacy of offering broad teams of professionals who are indigenous to their respective regions and who have long-term client relationships, capabilities and know-how in their respective regions. We also believe that this positioning affords us insight around the globe into key industry, economic, government and regulatory issues and developments, which we can bring to bear on behalf of our clients.

Services Offered

We advise clients on a wide range of strategic and financial issues. When we advise companies in the potential acquisition of another company or certain assets, our services include evaluating potential acquisition targets, providing valuation analyses, evaluating and proposing financial and strategic alternatives and rendering, if appropriate, fairness opinions. We also may advise as to the timing, structure, financing and pricing of a proposed acquisition and assist in negotiating and closing the acquisition. In addition, we may assist in implementing an acquisition by acting as a dealer-manager if the acquisition is structured as a tender or exchange offer.

When we advise clients that are contemplating the sale of certain businesses, assets or their entire company, our services include evaluating and recommending financial and strategic alternatives with respect to a sale, advising on the appropriate sales process for the situation, valuation issues, assisting in preparing an offering memorandum or other appropriate sales materials and rendering, if appropriate, fairness opinions. We also identify and contact selected qualified acquirors and assist in negotiating and closing the proposed sale.

For companies in financial distress, our services may include reviewing and analyzing the business, operations, properties, financial condition and prospects of the company, evaluating debt capacity, assisting in the determination of an appropriate capital structure and evaluating and recommending financial and strategic alternatives. If appropriate, we may provide financial advice and assistance in developing and seeking approval of a restructuring or reorganization plan, which may include a plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code or other similar court administered process in non-U.S. jurisdictions. In such cases, we may assist in all aspects of the implementation of such a plan, including advising and assisting in structuring and effecting the financial aspects of a sale or recapitalization, structuring any new securities, exchange offers, other considerations or other inducements to be offered or issued and assisting and participating in negotiations with affected entities or groups.

When we assist clients in raising private or public market financing, our services include originating and executing private placements of equity, debt and related securities, assisting clients in connection with securing, refinancing or restructuring bank loans, originating public underwritings of equity, debt and convertible securities and originating and executing private placements of partnership and similar interests in alternative investment funds such as leveraged buyout, mezzanine or real estate focused funds. In addition, we may advise on capital structure and assist in long-range capital planning and rating agency relationships.

Following this offering, we intend to enter into an arrangement with LFCM Holdings under which Lazard Group’s separated Capital Markets and Other business segment will continue to underwrite and distribute U.S. and U.K. securities offerings originated by our Financial Advisory business in a manner intended to be similar to our practice prior to this offering, with revenue from such offerings generally continuing to be divided evenly between Lazard Group and LFCM Holdings.

Staffing

We staff our assignments with a team of quality professionals with appropriate product and industry expertise. We pride ourselves on, and we believe we are differentiated from our competitors by, being able to offer a relatively high level of attention from senior personnel to our clients and organizing ourselves in such a way that managing directors who are responsible for securing and maintaining client relationships also actively participate in providing related transaction execution services. Our managing directors have significant experience, and many of them are able to use this experience to advise on both mergers and acquisitions and restructuring transactions, depending on our clients’ needs. Many of our managing directors and senior advisors come from diverse backgrounds, such as senior executive positions at corporations, government, law and strategic consulting, which we believe enhances our ability to offer sophisticated advice and custom solutions to our clients.

Industries Served

We seek to offer our services across most major industry groups, including, in many cases, sub-industry specialties. Our Mergers and Acquisitions managing directors and professionals are organized to provide advice in the following major industry practice areas:

•	consumer,

•	financial institutions,

•	financial sponsors,

•	healthcare and life sciences,

•	industrial,

•	power and energy,

•	real estate, and

•	technology, media and telecommunications.

These groups are managed locally in each relevant geographic region and coordinated on a global basis, which allows us to bring local industry-specific knowledge to bear on behalf of our clients on a global basis. We believe that this enhances the quality of advice that we can offer, which improves our ability to market our capabilities to clients.

In addition to our Mergers and Acquisitions and Financial Restructuring practices, we also maintain specialties in the following distinct practice areas:

•	government advisory,

•	fund raising for alternative investment funds, and

•	corporate finance.

We endeavor to coordinate the activities of the professionals in these areas with our mergers and acquisitions industry specialists in order to offer clients customized teams of cross-functional expertise spanning both industry and practice area know-how.

Strategy

Since January 2002, when new senior management joined our firm, our focus in our Financial Advisory business has been on:

•	making a significant investment in our intellectual capital with the addition of many senior professionals who we believe have strong client relationships and industry expertise. We have recruited or promoted 68 new managing directors from January 2002 through December 2004, contributing to a 48% increase, net of departures, in Financial Advisory managing director headcount over that period, with the result that approximately 50% of our managing directors have joined our firm or been promoted since January 2002,

•	increasing our contacts with existing clients to further enhance our long-term relationships and our efforts in developing new client relationships,

•	expanding the breadth and depth of our industry expertise in areas such as media and general industrials and adding new practice areas such as power and energy and fund-raising for alternative investment funds,

•	coordinating our industry specialty activities on a global basis and increasing the integration of our industry experts with our Financial Restructuring professionals, and

•	broadening our geographic presence by adding new offices in the Netherlands (Amsterdam), Canada (Toronto) and Australia (Sydney), as well as three new regional offices in the U.S. (Atlanta, Houston and Los Angeles) and entering into new strategic alliances in two new geographies (Argentina and Brazil).

We made these investments during a period of financial market weakness, when many of our competitors were reducing senior staffing, to position ourselves to capitalize more fully on any financial services industry recovery.

In addition to the recent expansion of our Financial Advisory team, we believe that the following external market factors may enable our Financial Advisory practice to benefit from future growth in the global mergers and acquisitions advisory business:

•	increasing demand for independent, unbiased financial advice, and

•	a potential increase in cross-border mergers and acquisitions and large capitalization mergers and acquisitions, two of our areas of historical specialization, which experienced greater than average declines in recent years.

Going forward, our strategic emphasis in our Financial Advisory business is to leverage the investments we have made in recent years to grow our business and drive our productivity. While we will continue opportunistically to attract outstanding individuals to this practice, we anticipate that our recent managing director expansion program is now substantially complete.

Relationship with IXIS

In April 2004, Lazard Group and IXIS entered into a cooperation arrangement to place and underwrite securities on the French equity primary capital markets under a common brand, “Lazard-Ixis,” and cooperate in their respective origination, syndication and placement activities. This cooperation covers French listed companies exceeding a market capitalization of €500 million. On March 15, 2005, Lazard Group and IXIS entered into a binding term sheet to expand this arrangement into an exclusive arrangement within France, conditioned upon, among other things, the completion of this offering and the additional financing transactions involving IXIS. The cooperation arrangement also provides for an alliance in real estate advisory work with the objective of establishing a common brand for advisory and financing operations within France. It also adds an exclusive mutual referral cooperation arrangement, subject to the fiduciary duties of each firm, with the goal of referring clients from Lazard Group to IXIS for services relating to corporate banking, lending, securitizations and derivatives within France and from IXIS to Lazard Group for mergers and acquisitions advisory services within France. This expanded cooperation arrangement will have a term of three years from the date of completion of this offering.

In connection with the cooperation arrangement, Lazard Group and IXIS will develop a business plan to promote mutual revenue production and sharing relating to the cooperation activities. As part of that plan, revenue from the various activities subject to the cooperation arrangement will be credited towards a target revenue number (which the parties may agree to reduce if aspects of the cooperation do not take place) at varying percentages depending on the source of the revenue along with the underwriting commission received by IXIS for the exchangeable debt securities. If at the end of the initial term of the cooperation arrangement, (a) the sum of that calculation is less than the target revenue number, (b) the cooperation arrangement is not renewed and (c) our common stock price fails to sustain specified price levels, Lazard Group or its affiliate will pay IXIS or one of its affiliates the difference between the target revenue number and the sum of (1) the revenue credits and (2) any gain IXIS has realized on a sale of its investment in our securities prior to the end of the initial term of the arrangement. The level of this potential payment would depend, among other things, on the level of revenue generated by the cooperation activities. The potential payment is limited to a maximum of approximately €16.5 million (subject to reduction in certain circumstances) which would only occur if the cooperation activities generate no revenue over the course of the three-year initial period of such activities and the other conditions noted above have not been met.

Asset Management

Our Asset Management business provides investment management and advisory services to institutional clients, financial intermediaries, private clients and investment vehicles around the world. Our goal in our Asset Management business is to produce superior risk-adjusted investment returns and provide investment solutions customized for our clients. Many of our equity investment strategies share an investment philosophy that centers on fundamental security selection with a focus on the trade-off between a company’s valuation and its financial productivity.

As of December 31, 2004, total AUM was $86.4 billion, approximately 81% of which was invested in equities, 13% in fixed income, 3% in alternative investments, 3% in cash and less than 1% in merchant banking funds. As of the same date, approximately 56% of our AUM was invested in international (i.e., non-U.S.) investment strategies and 23% was invested in global investment strategies and 21% was invested in U.S. investment strategies, and our top ten clients and third-party relationships accounted for 26% of total AUM. Approximately 80% of our AUM as of that date was managed on behalf of institutional clients, including corporations, labor unions, public pension funds, insurance companies and banks, and through sub-advisory relationships, mutual fund sponsors, broker-dealers and registered advisors. Approximately 20% of AUM as of December 31, 2004 was managed on behalf of individual client relationships, which are principally with family offices and high-net worth individuals.

The charts below illustrates the mix of our AUM as of December 31, 2004, measured by broad product strategy and by office location.

LAM and LFG

Our largest Asset Management subsidiaries are LAM in New York, San Francisco, London, Milan, Frankfurt, Hamburg, Tokyo, Sydney and Seoul (aggregating $76.5 billion in total AUM as of December 31, 2004), and LFG in Paris (aggregating $9.4 billion in total AUM as of December 31, 2004). LAM was founded in 1970 and LFG can trace its history back to 1969. These operations, with 605 employees as of December 31, 2004, provide our business with a global presence and local identity.

Primary distinguishing features of these businesses include:

•	a global footprint with global research, global mandates and global clients,

•	a broad-based team of approximately 170 investment professionals: LAM has approximately 150 investment professionals, which includes our approximately 60 focused, in-house, investment analysts across all products and platforms (35 of whom are on our global research platform), many of whom have substantial industry or sector specific expertise, and LFG has approximately 20 investment professionals, including five investment analysts, in each case as of December 31, 2004,

•	a security selection-based investment philosophy applied across products,

•	worldwide brand recognition and multi-channel distribution capabilities,

•	the significant investment in technology and systems development we have made, and

•	substantial equity participation in LAM held by a broad group of key employees.

Our Investment Philosophy, Process and Research.    Our investment philosophy is generally based upon a fundamental security selection approach to investing. Across many of our products, we apply three key principles to investment portfolios:

•	pick securities, not markets,

•	find relative value, and

•	manage risk.

In searching for equity investment opportunities, our investment professionals generally follow an investment process that incorporates several interconnected components that may include:

•	analytical framework analysis and screening,

•	accounting validation,

•	fundamental analysis,

•	security selection and portfolio construction, and

•	risk management.

At LAM, we conduct investment research on a global basis, to develop market, industry and company specific insight. Approximately 60 investment analysts, located in our worldwide offices, conduct research and evaluate investment opportunities around the world across all products and platforms. The LAM global research platform is organized around six global industry sectors:

•	consumer goods,

•	financial services,

•	health care,

•	industrials,

•	power, and

•	technology, media and telecommunications.

Our analysts recommend companies to portfolio managers and work with them on an ongoing basis to make buy and sell decisions. At LFG, five investment analysts conduct research and evaluate investment opportunities, primarily focused on large capitalization European companies.

Investment Strategies.    Our Asset Management business provides equity, fixed income and cash management and alternative investment strategies to clients, paying close attention to clients’ varying and expanding investment needs. We offer the following product platform of investment strategies:

	Global	Regional	Domestic
Equities

Global

Large Capitalization

Small Capitalization

Emerging Markets

Thematic
Convertibles*

EAFE (Non-U.S.)

Large Capitalization

Small Capitalization

Multi-Capitalization

Global Ex

Global Ex-U.K.

Global Ex-Japan

Global Ex-Australia

Pan-European Large Capitalization Small Capitalization Eurozone Large Capitalization** Small Capitalization** Continental European Small Cap Multi Cap Eurozone (i.e., Euro Bloc) Euro-Trend (Thematic)

U.S.

Large Capitalization**

Mid Capitalization

Small Capitalization

Multi-Capitalization

Other

U.K. (Large Capitalization)

U.K. (Small Capitalization)

Australia

France (Large Capitalization)*

France (Small Capitalization)*

Japan**

Fixed Income and Cash Management	Global Core Fixed Income High Yield Short Duration	Pan-European Core Fixed Income High Yield Cash Management* Eurozone Fixed Income** Cash Management* Corporate Bonds**	U.S. Core Fixed Income High Yield Short Duration Municipals Cash Management* Non-U.S. U.K. Fixed Income

Alternative	Global Global Opportunities (Long/Short) Fund of Hedge Funds Fund of Closed-End Funds	Regional European Explorer (Long/Short) Emerging Income

All of the above strategies are offered by LAM, except for those denoted by *, which are offered exclusively by LFG. Investment strategies offered by both LAM and LFG are denoted by **.

In addition to the primary investment strategies listed above, we also provide locally customized investment solutions to our clients. In many cases, we also offer both diversified and more concentrated versions of our products. These products are generally offered on a separate account basis, as well as through pooled vehicles.

Distribution.    We distribute our products through a broad array of marketing channels on a global basis. LAM’s marketing, sales and client service efforts are organized through a global market delivery and service network, with distribution professionals located in New York, San Francisco, London, Milan, Frankfurt, Hamburg, Tokyo, Sydney and Seoul. We have developed a well-established presence in the institutional asset management arena, managing money for corporations, labor unions and public pension funds around the world. In addition, we manage assets for insurance companies, savings and trust banks, endowments, foundations and charities.

We also have become a leading firm in third-party distribution, managing mutual funds and separately managed accounts for many of the world’s largest broker-dealers, insurance companies, registered advisors and other financial intermediaries. In the area of wealth management, we cater to family offices and private clients.

LFG markets and distributes its products through approximately ten sales professionals based in France who directly target both individual and institutional investors.

The managing directors of LAM and other key LAM employees hold LAM equity units, which entitle their holders to payments in connection with selected fundamental transactions affecting Lazard Group or LAM. For more information regarding these rights, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Merchant Banking

Lazard Group has a long history of making merchant banking investments with its own capital, usually alongside capital of qualified institutional and individual investors. These activities typically are organized in funds that make substantial or controlling investments in private or public companies, generally through privately negotiated transactions and with a view to divestment within two to seven years. While potentially risky and frequently illiquid, such investments when successful can yield investors substantial returns on capital and generate attractive management and performance fees for the sponsor of such funds.

In connection with the separation, we will transfer to LFCM Holdings all of our merchant banking fund management activities, except for our merchant banking business in France, which is regulated as part of our Paris-based banking affiliate, LFB. We also will transfer to LFCM Holdings $20.8 million of principal investments by Lazard Group in the funds managed as part of the separated business, while our investment of $10.6 million in our French merchant banking funds will be retained in Lazard Group.

LFCM Holdings will operate the merchant banking business transferred to it in the separation. Consistent with Lazard Group’s intent to support the development of the merchant banking business, including investing capital in future funds to be managed or formed by the merchant banking subsidiary of LFCM Holdings, and in order to benefit from what we believe to be the potential of this business, Lazard Group may be entitled to receive from LFCM Holdings all or a portion of the payments from the incentive fees attributable to these funds (net of compensation payable to investment professionals who manage these funds) pursuant to the business alliance agreement between us and LFCM Holdings. In addition, pursuant to the business alliance agreement, we will have an option to acquire the merchant banking business owned by LFCM Holdings and will have the right to participate in the oversight of LFCM Holdings’ funds and consent to certain actions. We will continue to abide by our obligations with respect to transferred funds and will agree not to compete with LFCM Holdings’

merchant banking business during the duration of our option to acquire this business. For a description of these and other arrangements with respect to the merchant banking fund management activities being transferred to LFCM Holdings, see “Certain Relationships and Related Transactions—Relationship with LAZ-MD Holdings and LFCM Holdings—Business Alliance Agreement.”

We believe that the merchant banking business that will be transferred to LFCM Holdings has benefited recently from renewed attention and commitment by senior management. We believe that the merchant banking business can derive significant benefits from the resources of our Financial Advisory business as contemplated by the business alliance agreement, including sourcing investment opportunities through Financial Advisory client relationships. In addition, our Financial Advisory business can benefit from association with our merchant banking funds and their portfolio companies.

As of December 31, 2004, Lazard Group’s merchant banking business in North America consisted of a number of funds specializing in real estate, venture capital and private equity, with approximately $1.2 billion of AUM, and in France consisted of a group of private equity funds and an affiliated investment company with approximately $551 million of AUM. Lazard Group’s investments in these funds totaled approximately $31 million as of December 31, 2004. Lazard Group is also in the process of raising capital for a number of new merchant banking funds in North America and Europe. Most recently, on February 25, 2005, we formed Corporate Partners II Limited, a new private equity fund with $1 billion of institutional capital commitments and a $100 million capital commitment from us through 2010. This fund will be managed as part of LFCM Holdings, and Lazard Group will be entitled to receive the carried interest with respect to the fund less the share of carry distributed to managers of the fund.

Strategy

Our strategic plan in our Asset Management business is to focus on delivering superior investment performance and client service and broadening our product offerings and distribution in selected areas order to continue to drive improved business results. In March 2004, we undertook a senior management transition at LAM to put in place the next generation of leadership and to better position the business to execute our strategic plan. Over the past several years, in an effort to improve LAM’s operations and expand our business, we have:

•	focused on enhancing our investment performance,

•	improved our investment management platform by hiring ten senior equity analysts and filling the newly established position of Head of Risk Management,

•	strengthened our marketing capabilities by establishing a global consultant relations effort aimed at improving our relations with the independent consultants who advise many of our clients on the selection of investment managers,

•	expanded our product platform by “lifting-out” experienced portfolio managers to establish new products in the hedge fund area and in thematic investing, and

•	launched new products such as “Lazard European Explorer,” a European long/short strategy, and “Lazard Global Total Return and Income Fund, Inc.,” a closed-end fund.

We believe that LAM has long maintained an outstanding team of portfolio managers and global research analysts. We intend to maintain and supplement our intellectual capital to achieve our goals. We also believe that LAM’s specific investment strategies, global reach, unique brand identity and access to multiple distribution channels will allow it to leverage into new investment products, strategies and geographic locations. In addition, we plan to expand our participation in merchant banking activities through investments in new and successor funds.

Employees

We believe that our people are our most important asset, and it is their reputation, talent, integrity and dedication that underpin our success. As of December 31, 2004, after giving effect to the separation, we employed 2,339 people, which includes 131 managing directors and 512 other professionals in our Financial Advisory segment and 35 managing directors and 260 other professionals in our Asset Management segment. We strive to maintain a work environment that fosters professionalism, excellence, diversity and cooperation among our employees worldwide. We utilize an evaluation process at the end of each year to measure performance, determine compensation and provide guidance on opportunities for improved performance. Generally, our employees are not subject to any collective bargaining agreements, except that our employees in certain of our European offices, including France and Italy, are covered by national, industry-wide collective bargaining agreements. We believe that we have good relations with our employees.

See “Management” and “Risk Factors.”

Competition

The financial services industry, and all of the businesses in which we compete, are intensely competitive, and we expect them to remain so. Our competitors are other investment banking and financial advisory firms, broker-dealers, commercial and “universal” banks, insurance companies, investment management firms, hedge fund management firms, merchant banking firms and other financial institutions. We compete with some of our competitors globally and with others on a regional, product or niche basis. We compete on the basis of a number of factors, including quality of people, transaction execution skills, investment track record, quality of client service, individual and institutional client relationships, absence of conflicts, range of products and services, innovation, brand recognition and business reputation.

While our competitors vary by country in our Mergers and Acquisitions practice, we believe our primary competitors in securing mergers and acquisitions advisory engagements are Bear Stearns, Citigroup, Credit Suisse First Boston, Goldman Sachs, JPMorgan Chase, Lehman Brothers, Mediobanca, Merrill Lynch, Morgan Stanley, Rothschild and UBS. In our Financial Restructuring practice our primary competitors are The Blackstone Group, Greenhill & Co. and Rothschild.

We believe that our primary competitors in our Asset Management business include, in the case of LAM, Alliance Bernstein, AMVESCAP, Brandes Investment Partners, Capital Management & Research, Fidelity, Lord Abbett and Schroders and, in the case of LFG, Swiss private banks with offices in France as well as large institutional banks and fund managers. We face competition in merchant banking both in the pursuit of outside investors for our merchant banking funds and to acquire investments in attractive portfolio companies. We compete with hundreds of other funds, many of which are subsidiaries of or otherwise affiliated with large financial service providers.

Competition is also intense in each of our businesses for the attraction and retention of qualified employees, and we compete on the level and nature of compensation and equity-based incentives for key employees. Our ability to continue to compete effectively in our businesses will depend upon our ability to attract new employees and retain and motivate our existing employees.

In recent years there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions. Many of these firms have the ability to offer a wider range of products than we offer, including loans, deposit taking, insurance and brokerage services. Many of these firms also have more extensive asset management and investment banking services, which may enhance their competitive position. They also have the ability to support investment banking and securities products with commercial banking, insurance and other financial services revenue in an effort to gain market share, which could result in pricing pressure in our businesses. This trend toward consolidation and convergence has significantly increased the capital base and geographic reach of our competitors.

Regulation

Our businesses, as well as the financial services industry generally, are subject to extensive regulation throughout the world. As a matter of public policy, regulatory bodies are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets, not with protecting the interests of our stockholders or creditors. In the U.S., the SEC is the federal agency responsible for the administration of the federal securities laws. The exchanges, the NASD and the National Futures Association are voluntary, self- regulatory bodies composed of members, such as our broker-dealer subsidiaries, that have agreed to abide by the respective bodies’ rules and regulations. Each of these and non-U.S. regulatory organizations may examine the activities of, and may expel, fine and otherwise discipline, member firms and their employees. The laws, rules and regulations comprising this framework of regulation and the interpretation and enforcement of existing laws, rules and regulations are constantly changing. The effect of any such changes cannot be predicted and may impact the manner of operation and profitability of our company.

Our U.S. broker-dealer subsidiary, Lazard Frères & Co. LLC, through which we will conduct our U.S. Financial Advisory business, is currently registered as a broker-dealer with the SEC, the NASD, and as a broker-dealer in all 50 states, the District of Columbia and Puerto Rico, and is a member firm of the NYSE, the AMEX and the Boston Stock Exchange. In connection with the separation, Lazard Frères & Co. LLC intends to withdraw its membership in the NYSE, the AMEX and the Boston Stock Exchange, at which time the NASD will become its primary regulator. We expect the broker-dealer subsidiary to be formed under LFCM Holdings will apply for membership on these exchanges. As such, Lazard Frères & Co. LLC is subject to regulations governing effectively every aspect of the securities business, including the effecting of securities transactions, minimum capital requirements, record-keeping and reporting procedures, relationships with customers, experience and training requirements for certain employees and business procedures with firms that are not members of certain regulatory bodies. Lazard Asset Management Securities LLC, a subsidiary of LAM, also is registered as a broker-dealer with the SEC, the NASD and in all 50 states, the District of Columbia and Puerto Rico. Lazard & Co., Limited, our wholly-owned U.K. subsidiary, is subject to regulation by the Financial Services Authority in the U.K. Lazard Frères SAS, our wholly-owned French subsidiary, is subject to regulation by the Comité de la Réglementation Bancaire et Financière for its banking activities, conducted though its affiliate LFB. In addition, the investment services activities of the Paris group, exercised through LFB and other subsidiaries of Lazard Frères SAS, primarily LFG (asset management) and Fonds Partenaires Gestion (merchant banking), are subject to regulation and supervision by the Autorité des Marchés Financiers (AMF). Our business is subject to regulation by non-U.S. governmental and regulatory bodies and self-regulatory authorities in other countries where we operate. Violation of applicable regulations can result in the revocation of broker-dealer licenses, the imposition of censures or fines and the suspension, expulsion or other disciplining of a firm, its officers or employees.

Our broker-dealer subsidiary is also subject to the SEC’s uniform net capital rule, Rule 15c3-1, and the net capital rules of the NYSE and the NASD, which may limit our ability to make withdrawals of capital from our broker-dealer subsidiary. The uniform net capital rule sets the minimum level of net capital a broker-dealer must maintain and also requires that a portion of its assets be relatively liquid. The NYSE and the NASD may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital falls below its requirements. In addition, our broker-dealer subsidiary is subject to certain notification requirements related to withdrawals of excess net capital. Our broker-

dealer subsidiary is also subject to several new laws and regulations that were just recently enacted. The USA Patriot Act of 2001 has imposed new obligations regarding the prevention and detection of money-laundering activities, including the establishment of customer due diligence and other compliance policies and procedures. Additional obligations under the USA Patriot Act regarding procedures for customer verification became effective on October 1, 2003. Failure to comply with these new requirements may result in monetary, regulatory and, in the case of the USA Patriot Act, criminal penalties.

Certain of our Asset Management subsidiaries are registered as investment advisers with the SEC. As registered investment advisers, each is subject to the requirements of the Investment Advisers Act and the SEC’s regulations thereunder. Such requirements relate to, among other things, principal transactions between an adviser and advisory clients, as well as general anti-fraud prohibitions. The Investment Company Act regulates the relationship between a mutual fund and its investment adviser (and other service providers) and prohibits or severely restricts principal record-keeping and reporting requirements, disclosure requirements, limitations on trades where a single broker acts as the agent for both the buyer and seller (known as “agency cross”), and limitations on transactions, affiliated transactions and joint transactions. Prior to this offering, Lazard Asset Management Securities LLC, a subsidiary of LAM, served as the underwriter or distributor for mutual funds and hedge funds managed by LAM, and as an introducing broker to Lazard Frères & Co. LLC for unmanaged accounts of LAM’s private clients. Lazard Fund Managers Limited and Lazard Asset Management Limited, subsidiaries of LAM, are subject to regulation by the Financial Services Authority in the U.K.

Regulators are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees.

Many of our affiliates that participate in securities markets are subject to comprehensive regulations that include some form of capital structure regulations and other customer protection rules. These standards, requirements and rules are implemented throughout the European Union and are broadly comparable in scope and purpose to the regulatory capital and customer protection requirements imposed under the SEC and NASD rules. European Union directives also permit local regulation in each jurisdiction, including those in which we operate, to be more restrictive than the requirements of such directives, and these sometimes burdensome local requirements can result in certain competitive disadvantages to us. In addition, the Japanese Ministry of Finance and the Financial Supervisory Agency in Japan as well as Australian, German, French and Swiss banking authorities, among others, regulate various of our operating entities and also have capital standards and other requirements comparable to the rules of the SEC.

Over the past several years, European Union financial services regulators have taken steps to institute consolidated supervision over a wide range of financial services companies that conduct business in the European Union, even if their head offices are located outside of the European Union. Under the Financial Conglomerates Directive (2002/87/EC), we, along with a number of our competitors, will be required to submit to consolidated supervision by a European Union financial services regulator commencing on January 1, 2005, unless we are already subject to “equivalent” supervision by another regulator. On June 8, 2004, the SEC issued final regulations establishing a consolidated supervision framework for investment banks. The regulations became effective on August 20, 2004. Under these regulations, we can voluntarily submit to a stringent framework of rules relating to group-wide capital levels, internal risk management control systems and regulatory reporting requirements. We currently expect to elect to become subject to consolidated supervision by the SEC.

We are working with the SEC to fully understand the consequences of submitting to its consolidated supervision framework. We are unable at this time to accurately predict the impact that these regulations will have on our businesses and financial results. It is possible that these regulations may ultimately require that we increase our regulatory capital, which may adversely affect our profitability and result in other increased costs.

Legal Proceedings

Our businesses, as well as the financial services industry generally, are subject to extensive regulation throughout the world. We are involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of our businesses. We believe, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on our financial condition but might be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

We have received a request for information from the NASD as part of what we understand to be an industry investigation relating to gifts and gratuities, which is focused primarily on the Capital Markets business that will be part of the separated businesses. In addition, we have received requests for information from the SEC and the U.S. Attorney’s Office for the District of Massachusetts seeking information concerning gifts and entertainment involving an unaffiliated mutual fund company, which are also focused on the Capital Markets business that will be part of the separated businesses. We believe that other broker-dealers have also received requests for information. These investigations are continuing and we cannot predict their potential outcomes, which outcomes, if any, could include the consequences discussed above under “Regulation.” We intend to continue to fully cooperate in these inquiries. In the course of an internal review of these matters, there have been personnel changes in the Capital Markets business that will be part of the separated businesses, including resignations by individuals who were formerly associated with such separated businesses.

Properties

The following table lists the properties used for the entire Lazard organization, including properties used by the separated businesses. As a general matter, one or both of our Financial Advisory and Asset Management segments uses the following properties. We expect to license or sublease to LFCM Holdings certain office space, including office space that is used by the separated businesses. This will include subleasing or licensing approximately 55,100 square feet in New York, New York located at 30 Rockefeller Plaza and 2,500 square feet of space under the lease in London located at 50 Stratton Street to LFCM Holdings. We will remain fully liable for the subleased space to the extent LFCM Holdings fails to perform its obligations under the leases for any reason. In addition, LFCM Holdings will enter into indemnity arrangements in relation to excess space and abandoned former premises in London. See “Certain Relationships and Related Transactions—Relationship with LAZ-MD Holdings and LFCM Holdings—Agreements with LAZ-MD Holdings and LFCM Holdings.”

Location	Square feet	Comments
New York	273,000 square feet of leased space	Key office located at 30 Rockefeller Plaza, New York, New York 10020.

Other North America	47,400 square feet of leased space	Includes offices in Atlanta, Chicago, Houston, Los Angeles, Montreal, San Francisco, Toronto and Washington, D.C.

Paris	112,400 square feet of leased space	Key office located at 121 Boulevard Haussmann, 75382 Paris Cedex 08.

London	142,400 square feet of leased space	Key office located at 50 Stratton Street London W1J 8LL.

Milan	27,000 square feet of leased space	Key office located at via Dell’Orso 2 20121 Milan.

Other Europe	59,300 square feet of leased space	Includes offices in Amsterdam, Berlin, Bordeaux, Frankfurt, Hamburg, Lyon, Madrid, Rome and Stockholm.

Asia and Australia	42,500 square feet of leased space	Includes offices in Mumbai, Hong Kong, New Delhi, Seoul, Singapore, Sydney and Tokyo.

We believe that we currently maintain sufficient space to meet our anticipated needs.

MANAGEMENT

Directors and Executive Officers

Set forth below is information concerning our directors, director nominees and executive officers. We expect to appoint additional directors over time who are not employees of Lazard or otherwise affiliated with management.

Name	Age	Position
Bruce Wasserstein	57	Chairman and Chief Executive Officer
Robert Charles Clark .	61	Director Nominee
Ellis Jones	51	Director Nominee
Vernon E. Jordan, Jr.	69	Senior Managing Director and Director Nominee
Anthony Orsatelli	54	Director Nominee
Michael J. Castellano	58	Managing Director and Chief Financial Officer
Steven J. Golub	59	Managing Director and Vice Chairman, Chairman of Financial Advisory Group
Scott D. Hoffman	42	Managing Director and General Counsel
Charles G. Ward, III	52	President, Chairman of Asset Management Group

Executive officers are appointed by, and serve at the pleasure of, our board of directors. A brief biography of each director and executive officer follows.

Bruce Wasserstein will serve as our Chairman and Chief Executive Officer. Mr. Wasserstein has served as the Head of Lazard and Chairman of the Executive Committee since January 2002. Prior to joining Lazard, Mr. Wasserstein was Executive Chairman at Dresdner Kleinwort Wasserstein from January 2001 to November 2001. Prior to joining Dresdner Kleinwort Wasserstein, he served as CEO of Wasserstein Perella Group (an investment banking firm he co-founded) from February 1988 to January 2001, when Wasserstein Perella Group was sold to Dresdner Bank. Prior to founding Wasserstein Perella Group, Mr. Wasserstein was the Co-Head of Investment Banking at The First Boston Corporation. Prior to joining First Boston, Mr. Wasserstein was an attorney at Cravath, Swaine & Moore. Mr. Wasserstein also currently serves as Chairman of Wasserstein & Co., LP, a private merchant bank. Mr. Wasserstein has over 30 years of experience in the investment banking and mergers and acquisitions industry.

Robert Charles Clark has served as the Harvard University Distinguished Service Professor at Harvard Law School since July 2003. Professor Clark previously served as the Dean of Harvard Law School from July 1989 to June 2003. Prior to becoming Dean, Professor Clark taught corporate law and corporate finance at Harvard as a Professor of Law, a role he has occupied since October 1978. From July 1974 to September 1978, he was on the faculty of Yale Law School, where he became a tenured Professor of Law. Prior to teaching at Yale Law School, Professor Clark was an attorney at Ropes & Gray from August 1972 to July 1974. Professor Clark currently serves as a trustee of Teachers Insurance Annuity Association (TIAA) and is on the board of directors of Collins & Aikman Corporation, Omnicom Group, Inc. and Time Warner Inc.

Ellis Jones has served as Chief Executive Officer of Wasserstein & Co., LP since January 2001. Prior to becoming Chief Executive Officer of Wasserstein & Co., LP, Mr. Jones was a Managing Director of the investment banking firm Wasserstein Perella Inc. from February 1995 to January 2001. Prior to joining Wasserstein Perella Inc., Mr. Jones was a Managing Director at Salomon Brothers Inc. in its Corporate Finance Department from March 1989 to February 1995. Prior to joining Salomon Brothers Inc., Mr. Jones worked in the Investment Banking Department at The First Boston Corporation from September 1979 to March 1989. Mr. Jones has over 20 years of experience in the investment banking and mergers and acquisitions industry.

Vernon E. Jordan, Jr. has served as a Senior Managing Director of Lazard Frères & Co. LLC since January 2000. Mr. Jordan has been Of Counsel at Akin, Gump, Strauss, Hauer & Feld L.L.P. since January 2000, where he served as Senior Executive Partner from January 1982 to December 1999. Prior to that, Mr. Jordan served as President and Chief Executive Officer of the National Urban League, Inc. from January 1972 to December 1981. Mr. Jordan currently serves on the boards of directors of American Express Company, Asbury Automotive Group, Inc., Dow Jones & Company, Inc., J.C. Penney Company, Inc., Sara Lee Corporation and Xerox Corporation; as a trustee to Howard University; as a Senior Advisor to Shinsei Bank, Ltd.; and on the International Advisory Boards of DaimlerChrysler and Barrick Gold.

Anthony Orsatelli has served as the Chief Executive Officer of IXIS Corporate and Investment Bank since November 2004 and as a Member of the Executive Board of Caisse Nationale des Caisses d’Epargne since December 2003. Previously, Mr. Orsatelli held various senior positions with CDC IXIS and CDC Marchés since June 1996. Prior to joining CDC Marchés, Mr. Orsatelli served as the Deputy Head of the Capital Markets Department of Caisse des Dépôts Paris from March 1995 to June 1996. Mr. Orsatelli previously served as the Head of the BNP Group in Japan from January 1992 to March 1995, as a Managing Director of BNP Securities London from October 1988 to December 1991, and as the Head of the international department and risk management at BNP’s financial division from July 1987 to October 1988. Mr. Orsatelli held positions with the French Ministry of Finance from September 1981 to July 1987 and with the Prime Minister’s office in France from September 1977 to September 1981.

Michael J. Castellano will be our Chief Financial Officer. Mr. Castellano has served as a Managing Director and Chief Financial Officer of Lazard Group since August 2001. Prior to joining Lazard, Mr. Castellano held various senior management positions at Merrill Lynch & Co. from August 1991 to August 2001, including Senior Vice President—Chief Control Officer for Merrill Lynch’s capital markets businesses, Chairman of Merrill Lynch International Bank and Senior Vice President —Corporate Controller. Prior to joining Merrill Lynch & Co., Mr. Castellano was a partner with Deloitte & Touche where he served a number of investment banking clients over the course of his 24 years with the firm. Mr. Castellano has over 35 years of relevant investment banking and securities industry experience.

Steven J. Golub will be our Vice Chairman and Chairman of our Financial Advisory Group. Mr. Golub has served as Vice Chairman of Lazard Group since October 2004 and as a Managing Director of Lazard Group since January 1986. Mr. Golub previously served as Chief Financial Officer from July 1997 to August 2001. Mr. Golub also served as a Senior Vice President of Lazard from May 1984 to January 1986. Prior to joining Lazard, Mr. Golub was a Partner at Deloitte Haskins & Sells from July 1980 to May 1984. Prior to joining Deloitte Haskins & Sells, he served as the Deputy Chief Accountant in the Chief Accountant’s Office of the Securities and Exchange Commission from January 1979 to June 1980. Mr. Golub currently serves on the board of directors of Minerals Technologies Inc. Mr. Golub has over 20 years of experience in the investment banking and mergers and acquisitions industry.

Scott D. Hoffman will be our General Counsel. Mr. Hoffman has served as a Managing Director of Lazard Group since January 1999 and General Counsel of Lazard Group since January 2001. Mr. Hoffman previously served as Vice President and Assistant General Counsel from February 1994 to December 1997 and as a Director from January 1998 to December 1998. Prior to joining Lazard, Mr. Hoffman was an attorney at Cravath, Swaine & Moore. Mr. Hoffman has over 17 years of experience in the investment banking and mergers and acquisitions industry.

Charles G. Ward, III will be our President and Chairman of our Asset Management Group. Mr. Ward has served as President and a Managing Director of Lazard Group since February 2002 and is the Chairman of our Asset Management Group. Prior to joining Lazard, he was variously the Head or Co-Head of Global Investment Banking and Private Equity of Credit Suisse First Boston, or “CSFB,” from February 1994 to February 2002. Mr. Ward also served as a member of the Executive Board of CSFB from February 1994 to February 2002 and as President of CSFB from April 2000 to November 2000. Prior to joining CSFB, Mr. Ward co-founded Wasserstein Perella Group in February 1988 and served as President of Wasserstein Perella & Co. from January 1990 to February 1994. Prior to serving at Wasserstein Perella & Co., Mr. Ward was Co-Head of Mergers and Acquisitions and the Media Group at The First Boston Corporation where he worked from July 1979 to February 1988. Mr. Ward has over 25 years of experience in the investment banking and mergers and acquisitions industry.

There are no family relationships between any of the executive officers or directors of Lazard Ltd. Mr. Jones serves as a trustee of two trusts created by Mr. Wasserstein for the benefit of his family, which we refer to in this prospectus as the “Wasserstein family trusts.” The voting power of the shares of our common stock issuable upon exchange of the LAZ-MD Holdings exchangeable interests held in the Wasserstein family trusts is vested in Mr. Jones and members of Mr. Wasserstein’s family, as trustees. There are no restrictions under Bermuda law as to nationality or professional qualifications for directors. However, exempted companies such as Lazard Ltd must comply with Bermuda resident representation provisions under the Companies Act, which, as a company whose shares are listed on an appointed stock exchange, including the NYSE, require Lazard Ltd to have a resident representative. The resident representative is responsible for making a report to the Bermuda Registrar of Companies in the event he or she becomes aware that Lazard Ltd has committed a breach of any provision of the Companies Act or where any issue or transfer of shares of Lazard Ltd have been effected in contravention of any other statute regulating the issue or transfer of shares.

Board Composition; Classes of Directors

Upon the consummation of this offering, we currently expect that our board of directors will consist of five members, who are Messrs. Wasserstein, Clark, Jones, Jordan and Orsatelli. During the year following this offering, we expect to appoint between two and four additional directors. Following such appointments, we will have a seven- to nine-member board, the majority of whom we expect to satisfy the independence standards established by the applicable rules, including the Sarbanes-Oxley Act, of the SEC and the NYSE. It is anticipated that our board of directors will meet at least quarterly. We expect at least half of our independent directors will be non-U.S. residents at the time of their appointment.

Because LAZ-MD Holdings initially will hold a majority of the voting power in us, we could qualify for various exceptions to governance standards as a “controlled company.” We do not, however, intend to elect to be treated as a controlled company following this offering.

Our board of directors is divided into three classes, each of whose members serve for a staggered three-year term. Upon the expiration of the term of a class of directors, directors in the class will be up for election for three-year terms at the annual meeting of stockholders to be held in the year in which the term expires.

In connection with IXIS’s investment as part of the additional financing transactions, we have agreed that we will nominate one person designated by IXIS to our board of directors until such time as (1) the shares of our common stock then owned by IXIS, plus (2) the shares of our common stock issuable under the terms of any exchangeable securities issued by us then owned by IXIS, constitute less than 50% of the sum of (a) the shares of our common stock initially purchased by IXIS, plus (b) the shares of our common stock issuable under the terms of any exchangeable securities issued by us initially purchased by IXIS. Anthony Orsatelli is the initial nominee of IXIS to our board of directors.

We have agreed that we will nominate to our board of directors one person designated by the Wasserstein family trusts until such time as (1) the shares of our common stock then owned directly or indirectly by the family trusts or any beneficiaries of the Wasserstein family trusts (in the aggregate), plus (2) the shares of our common stock issuable under the terms of any exchangeable interests issued by us then owned directly or indirectly by the Wasserstein family trusts or any beneficiaries of the Wasserstein family trusts (in the aggregate), constitute less than 50% of the shares of our common stock issuable under the terms of any exchangeable securities initially issued by us in connection with the separation and recapitalization transactions and held by the family trusts (in the aggregate) as of the date of this offering. Ellis Jones is the initial nominee of the Wasserstein family trusts to our board of directors.

Board Committees

Our board of directors will establish several standing committees in connection with the discharge of its responsibilities. These committees will include an audit committee, a compensation committee and a nominating and corporate governance committee. The board of directors also will establish such other committees as it deems appropriate, in accordance with applicable law and our bye-laws. Pursuant to the IXIS investment agreement, our management intends to support, upon IXIS’s request, the nomination of IXIS’s designee to our board of directors to the audit committee or the nominating and corporate governance committee on which such designee is permitted to serve, legally and pursuant to applicable stock exchange rules. The actual appointment of such designee to any such board committee will be subject to approval of our board of directors in its sole discretion.

Audit Committee

We expect that the members of the audit committee will be appointed promptly following this offering. All of the members of the audit committee will be independent, as determined in accordance with the rules of the NYSE and any relevant federal securities laws and regulations. The audit committee will assist our board of directors in monitoring the integrity of the financial statements, the independent auditors’ qualifications, independence and performance, the performance of our company’s internal audit function and compliance by our company with certain legal and regulatory requirements.

Compensation Committee

We expect that the members of the compensation committee will be appointed promptly following this offering. All of the members of the compensation committee will be independent, as determined in accordance with the rules of the NYSE and any relevant federal securities laws and regulations. The compensation committee will oversee the compensation plans, policies and programs of our company and will have full authority to determine and approve the compensation of our Chief Executive Officer, as well as to make recommendations with respect to compensation of our other executive officers. The compensation committee also will be responsible for producing an annual report on executive compensation for inclusion in our proxy statement. We do not anticipate having any compensation committee interlocks.

Nominating and Corporate Governance Committee

We expect that the members of the nominating and corporate governance committee will be appointed promptly following this offering. All of the members of the nominating and corporate governance committee will be independent, as determined in accordance with the rules of the NYSE and any relevant federal securities laws and regulations. The nominating and corporate governance committee will not have more than four directors. The nominating and corporate governance committee will assist our board of directors in promoting the best interests of our company and our stockholders through the implementation of sound corporate governance principles and practices.

The nominating and corporate governance committee will identify individuals qualified to become board members and recommend to our board of directors the director nominees for each annual meeting of stockholders. It also will review the qualifications and independence of the members of our board of directors and its various committees on a regular basis and make any recommendations the committee members may deem appropriate from time to time concerning any changes in the composition of our board of directors and its committees. The nominating and corporate governance committee also will recommend to our board of directors the corporate governance guidelines and standards regarding the independence of outside directors applicable to our company and review such guidelines and standards and the provisions of the nominating and corporate governance committee charter on a regular basis to confirm that such guidelines, standards and charter remain consistent with sound corporate governance practices and with any legal, regulatory or NYSE requirements. The nominating and corporate governance committee also will monitor our board of directors’ and our company’s compliance with any commitments made to regulators or otherwise regarding changes in corporate governance practices and will lead our board of directors in its annual review of our board of directors’ performance. Our nominating and corporate governance committee also has other responsibilities with respect to our Chief Executive Officer as more fully described under “Description of Capital Stock—Bermuda Law—Board Actions.”

Compensation Committee Interlocks and Insider Participation

We do not anticipate any interlocking relationships between any member of our compensation committee or our nominating and corporate governance committee and any of our executive officers that would require disclosure under the applicable rules promulgated under the U.S. federal securities laws.

Director Compensation

Non-Employee Directors

We anticipate that directors who are not our employees will receive a reasonable and customary annual retainer consisting of cash and equity for service on our board of directors, and additional fees per meeting to be paid in cash. All or a portion of the equity awards may be subject to vesting requirements.

We also anticipate that the chairpersons of the audit committee, compensation committee and nominating and corporate governance committee will receive reasonable and customary additional annual equity retainers. No other remuneration will be paid to our board members in their capacity as directors.

Employee Directors

Our employees who also serve as directors will receive compensation for their services as employees, but they will not receive any additional compensation for their service as directors.

Executive Compensation

The following table sets forth information regarding the compensation earned by the Head of Lazard and Chairman of the Executive Committee and Lazard Group’s executive officers, collectively referred to as the “named executive officers” in this prospectus, during Lazard Group’s fiscal years ended December 31, 2003 and 2004.

Compensation Information(a)

Name	Year	Salary	Bonus		All Other Compensation

Bruce Wasserstein	2004 2003	$3,000,000 3,000,000	$	— —	$	— —	(b) (b)

Michael J. Castellano	2004 2003	250,000 250,000		1,550,000 1,400,000		625,000 625,000	(c) (c)

Steven J. Golub	2004 2003	1,000,000 750,000		2,000,000 3,250,000		— —

Scott D. Hoffman	2004 2003	500,000 500,000		1,500,000 1,150,000		— —

Charles G. Ward, III	2004 2003	1,500,000 1,500,000		1,500,000 3,098,000		301,000 402,000	(d) (d)

(a)	The amounts represent compensation for the years ended December 31, 2003 and 2004 and do not include that portion of each named executive officer’s total partnership return from Lazard LLC, in 2003 or 2004, attributable to a return on his invested capital or to his share of the income from investments made by Lazard LLC in prior years that was allocated to the individuals who were members in those years.
(b)	Mr. Wasserstein also reimbursed the firm for the personal use of a Lazard-leased aircraft by himself and his family at the incremental cost of this use.
(c)	Represents a cash “make whole payment” for foregone compensation from a previous employer, with one more payment of $625,000 having been paid in February 2005.
(d)	Represents housing cost for 2003 and 2004 related to Mr. Ward relocating to London from his date of hire through August 2004. Mr. Ward has since moved back to the New York City area and no longer receives a housing cost allowance.

Aggregate compensation paid to employees who are not named executive officers may exceed that paid to all or some of the named executive officers.

In 2003 and 2004, Lazard Group did not pay long-term compensation to its named executive officers.

Retirement Plan Benefits

Each of Messrs. Golub and Hoffman has an accrued benefit under the Lazard Frères & Co. LLC Employees’ Pension Plan, a qualified defined-benefit pension plan, and Mr. Hoffman has accrued additional benefits under a related supplemental defined-benefit pension plan. The annual benefit under such plans, payable as a single life annuity commencing at age 65, would be $4,332 for Mr. Golub and $18,852 for Mr. Hoffman. These benefits accrued in each case prior to the applicable officer’s becoming a managing director of Lazard. Benefit accruals under both of these plans were frozen for all participants effective January 31, 2005.

Arrangements with Our Managing Directors

In connection with this offering, Lazard Group, on behalf of itself, us, and its other affiliates, has entered into Agreements Relating to Retention and Noncompetition and Other Covenants, which we refer to in this prospectus as the “retention agreements,” with substantially all of our Financial Advisory managing directors and Asset Management managing directors who are not employed by LAM. Asset

Management managing directors who are employed by LAM participate in separate equity arrangements at LAM, which contain restrictive covenants. The material terms of the retention agreements and the LAM arrangements are described below. Those of our managing directors who are employees of our joint venture with Intesa have signed service agreements with our joint venture entity that contain restrictive covenants that are comparable to those in the retention agreements described below. They will participate in our equity or results solely through a cash based incentive plan in the joint venture. See “—The Retention Agreements in General,” “—The Retention Agreements with Named Executive Officers” and “—LAM Managing Directors.”

The Retention Agreements in General

The terms set forth below describe the material terms of the form of retention agreement entered into with our managing directors who are currently working members. You should refer to the exhibits that are a part of the registration statement for a copy of the form of agreement. See “Where You Can Find More Information.”

Participation in This Offering

As part of the retention agreement, the managing director agrees to execute and deliver all documents, consents and agreements that are necessary to effectuate this offering and related transactions, and we agree that certain material terms of the agreements described below will not be modified in a manner that materially and adversely affects the rights provided thereunder.

In connection with the transactions, each retention agreement provides that the managing director’s unvested working member interests will vest, and the managing director will receive, in exchange for his or her working member interests, LAZ-MD Holdings exchangeable interests. They also will have their working member capital exchanged for an identical amount of capital in LAZ-MD Holdings, and receive a profits interest in LAZ-MD Holdings. The chart below sets forth the amounts of interests that will be held by each named executive officer:

Managing Director	LAZ-MD Holdings Exchangeable Interests	Capital	LAZ-MD Holdings Profits Interests
Bruce Wasserstein(1)	9,919,308	$—	9,919,308

Michael J. Castellano	454,986	187,500	454,986

Steven J. Golub	1,718,837	4,169,241	1,718,837

Scott D. Hoffman	556,094	430,626	556,094

Charles G. Ward, III	1,516,621	514,500	1,516,621

(1)	Includes 7,947,700 interests held directly or indirectly by the Wasserstein family trusts. The voting power over the shares of our common stock issuable upon exchange of the LAZ-MD Holdings exchangeable interests held by the Wasserstein family trusts is vested in Ellis Jones, who will serve on our board of directors, and members of Mr. Wasserstein’s family, as trustees. Mr. Wasserstein does not have any beneficial or other ownership interest in these interests.

LAZ-MD Holdings Exchangeable Interests

The retention agreements provide that the LAZ-MD Holdings exchangeable interests may, at the managing director’s election, be effectively exchangeable into shares of our common stock on the eighth anniversary of this offering. In addition, the managing director may elect such an exchange on an accelerated basis under certain circumstances, as follows:

•	If the managing director continues to provide services through the third anniversary of this offering (or is terminated without cause or due to disability prior thereto) and has not violated any of the restrictive covenants described below, the managing director may elect such a conversion in three equal installments on and after each of the third, fourth and fifth anniversaries of this offering.

•	If the managing director continues to provide services through the second anniversary of this offering but not through the third anniversary of this offering (and was not terminated without cause or due to disability) and has not violated any of the restrictive covenants described below, the managing director may elect such an exchange in three equal installments on and after each of the fourth, fifth and sixth anniversaries of this offering.

•	If a managing director incurs a termination of services due to death on or prior to the second anniversary of this offering, all exchangeable interests held by the managing director shall, at our election, either become exchangeable no later than the first anniversary of such death or be purchased by LAZ-MD Holdings no later than the first anniversary of such death at the trading price of our common stock on the date of such repurchase. The same treatment shall apply upon a death on or prior to the second anniversary of this offering that occurs subsequent to the managing director’s retirement, provided that the managing director did not violate any of the restrictive covenants described below subsequent to retirement (without regard to the time limits generally applicable to such covenants). For purposes of the agreement, retirement is defined as voluntary termination following attainment either of both age 55 and 10 years of service as a managing director or attainment of age 65.

•	If a managing director incurs a termination of services due to death subsequent to the second anniversary of this offering, but prior to the fourth anniversary of this offering, all exchangeable interests held by the managing director may be exchanged on the later of the third anniversary of this offering and the anniversary of this offering that next follows the date of such death. The same treatment shall apply upon a death subsequent to the second anniversary of this offering, but prior to the fourth anniversary of this offering that occurs subsequent to the managing director’s retirement, provided that the managing director did not violate any of the restrictive covenants described below subsequent to retirement (without regard to the time limits generally applicable to such covenants).

•	In the event of a change of control, as set forth in the master separation agreement, after the first anniversary of the closing of this offering, all exchangeable interests held by the managing director will be exchanged immediately by our managing directors prior to the change of control at a time and in a fashion designed to allow the managing director to participate in the change of control on a basis no less favorable than that applicable to our stockholders generally. This acceleration right will apply to all holders of LAZ-MD Holdings exchangeable interests regardless of whether they sign or are asked to sign a retention agreement.

The subsidiaries of Lazard Ltd that hold Lazard Ltd’s Lazard Group common membership interests can, with the approval of our board of directors, accelerate the above described exchange schedule in its discretion, as set forth in the master separation agreement, after the first anniversary of the closing of this offering. Both LAZ-MD Holdings and our subsidiaries through which the exchanges will be effected, with the consent of the Lazard Ltd board of directors, have the right to require the managing director to effectively exchange the exchangeable interests into shares of our common stock during the 30-day period commencing on the ninth anniversary of this offering, if no such exchange has previously occurred.

Profits Interests

The retention agreements provide that LAZ-MD Holdings profits interests will receive distributions designed to reimburse the managing director for income taxes due in respect of such profits interests. In addition, beginning as of the third anniversary of this offering, the LAZ-MD Holdings profits interests will receive distributions parallel to the dividends paid on shares of our common stock. The retention agreements provide that LAZ-MD Holdings profits interests will be granted only if the managing director continues to provide services as of this offering and only while such managing director continues to provide services to us.

Capital

The retention agreements provide that LAZ-MD Holdings shall assume the existing obligations of Lazard Group for capital in Lazard Group and that LAZ-MD Holdings shall distribute to each managing director who is a party to a retention agreement amounts in respect of the managing director’s capital accounts relating to his or her working member interests in equal installments on the first, second, third and fourth anniversaries of this offering. Each managing director also agrees that his or her rights to all capital of LAZ-MD Holdings allocated with respect to the LAZ-MD Holdings exchangeable interests and related profits interests shall be forfeited without payment therefor upon the exchange of the LAZ-MD Holdings exchangeable interests.

Services

Pursuant to the retention agreement, each managing director makes a commitment that is not legally binding to continue to provide services to us at least through the second anniversary of this offering, and, while providing services, to devote his or her entire working time, labor, skill and energies to us. The retention agreements provide each of the managing directors with a minimum base salary. The retention agreements also provide that annual bonuses will be determined in the sole discretion of the Chief Executive Officer of Lazard Ltd, subject to approval by our board of directors or an appropriate committee thereof if required by law or regulation, and such annual bonuses may be paid pursuant to our bonus plan (see “—Bonus Plan” below). A portion of the annual bonuses may be payable as equity compensation. In addition, each managing director will be eligible to participate in our long-term incentive compensation programs and in our employee benefit plans generally. Generally, the provision of services under the retention agreements is terminable by either party upon three months’ notice. No severance is payable upon a termination by us, other than continued compensation during the three-month notice period.

Restrictive Covenants

The retention agreements provide that the managing director is subject to the following restrictive covenants:

Noncompetition and Nonsolicitation of Clients.    While providing services to us and during the three-month period following termination of the managing director’s services to us (one-month period in the event of such a termination by us without cause), the managing director may not:

•	perform services in a line of business that is similar to any line of business in which the managing director provided services to us in a capacity that is similar to the capacity in which the managing director acted for us while providing services to us (“competing services”) for any business enterprise that engages in any activity, or owns a significant interest in any entity that engages in any activity, that competes with any activity in which we are engaged up to and including the date of termination of employment (a “competitive enterprise”),

•	acquire an ownership or voting interest of 5% or more in any competitive enterprise, or

•	solicit any of our clients on behalf of a competitive enterprise in connection with the performance of services that would be competing services or otherwise interfere with or disrupt any client’s relationship with us.

Nonsolicitation of Employees.    While providing services to us and during the six-month period following termination of the managing director’s services, the managing director may not, directly or indirectly, in any manner, solicit or hire any of our employees at the associate level or above to apply for, or accept employment with, any competitive enterprise or otherwise interfere with any such employee’s relationship with us.

Transfer of Client Relationships, Nondisparagement and Notice Period Restrictions.    The managing director is required, upon termination of his or her services to us and during the 90-day period following termination, to take all actions and do all things reasonably requested by us to maintain for us the business, goodwill and business relationships with our clients with which he worked, provided that such actions and things do not materially interfere with other employment or professional activities of the managing director. In addition, while providing services to us and thereafter, the managing director generally may not disparage us, and during the three-month notice period described above, the managing director is prohibited from entering into a written agreement to perform services for a competitive enterprise.

Breach of Restrictive Covenants Prior to This Offering.    In the event that the managing director violates the restrictive covenants prior to this offering, the managing director will forfeit his or her unvested existing Lazard Group interests. If the violation of the restrictive covenants also is a violation of the restrictive covenants in the managing director’s existing agreement with Lazard Group, the managing director will forfeit his or her vested Lazard Group interests as well. These remedies will be in addition to any other remedies we may have against the managing director.

Supercession of and Integration with Other Agreements

The retention agreements generally supersede all other agreements between us and the managing directors, except, to the extent that the managing director is subject to an existing services agreement, the provisions of the existing agreement generally survive if they are not inconsistent with the terms of the retention agreements. In addition, limited modifications have been made to some of the terms of the retention agreement to reflect the specific situations of some of the managing directors. The material terms of the modifications made to the retention agreements with the named executive officers are described below. See “—The Retention Agreements with Named Executive Officers.”

Expiration If No Offering

The retention agreements provide that they shall expire and be of no further effect in the event this offering does not occur prior to September 30, 2005 or is otherwise abandoned or terminated prior to such date or in the event that the agreement with the historical partners is terminated prior to such date.

LAM Managing Directors

As noted above, managing directors employed by LAM generally are not parties to the above retention agreements and will not be receiving interests in LAZ-MD Holdings in connection with this offering. Instead, these managing directors and certain LAM employees will continue to hold their LAM equity units. The economic characteristics of these LAM equity units are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures and Indicators—Minority Interest.”

The LAM equity units are subject to various multi-year vesting schedules. As of the consummation of this offering, approximately 60% of the LAM equity units will have vested. The LAM equity units are subject to the following additional vesting and forfeiture rules set forth in the limited liability company agreement of LAM and in the equity plan:

•	All unvested LAM equity units are forfeited upon a termination of the holder’s employment for cause or upon a voluntary termination of employment that is not for good reason.

•	Upon a termination for cause prior to January 2, 2006, all vested LAM equity units are forfeited, and upon such a termination subsequent to January 2, 2006, LAM equity units which vested during the 24-month period prior to such termination shall be forfeited.

•	All LAM equity units are forfeited upon a breach of the confidentiality and non-solicit restrictions applicable to LAM managing directors, or upon violation prior to January 2, 2006 of the non-compete restrictions applicable to LAM managing directors. Upon a violation of the non-compete restrictions subsequent to January 2, 2006, any unvested LAM equity units and any LAM equity units which vested during the 24-month period prior to such termination shall be forfeited.

•	Upon certain change of control or liquidity events, the LAM phantom equity units are forfeited in exchange for payments similar to those payable to LAM equity interest holders in connection with the event, whose LAM equity interests also are forfeited for payment.

The non-solicitation restrictions prohibit solicitation and hire of our employees to work for a competing business or to resign from employment with us. These restrictions apply during the employment of the managing director with us and for one year thereafter. The non-compete restriction prohibits activities for competitive enterprises that are similar to those performed by the managing director for us. These restrictions apply during employment with us and until the six-month anniversary of termination of employment, except that they expire on the first anniversary of various change of control or liquidity events and are limited to 30 days following termination of employment if the termination is by the managing director for good reason or by us without cause.

The Retention Agreements with Named Executive Officers

In connection with this offering, the named executive officers have entered into retention agreements with Lazard Group, on behalf of itself, us and our other affiliates, that contain provisions relating to their participation in this offering and the terms of the LAZ-MD Holdings exchangeable interests and restrictive covenants that are substantially similar to those of the form of retention agreement executed by other managing directors, as well as the additional terms described below. In the case of Mr. Wasserstein, the provisions relating to his participation in this offering are set forth in a separate agreement relating to the reorganization of Lazard, which agreement, for purposes of this description, is deemed to be part of his retention agreement, and which agreement, together with his retention agreement, replaces in its entirety Mr. Wasserstein’s previous employment agreement with Lazard Group.

Compensation and Employee Benefits

The retention agreement with each of Messrs. Wasserstein and Golub provides for a guaranteed level of compensation during the term of each such agreement, which term continues until the third anniversary of this offering, and the retention agreement with each of Messrs. Castellano, Hoffman and Ward provides for a guaranteed level of compensation through the 2007 calendar year, in each case, so long as the applicable named executive officer continues to provide services to us. Mr. Wasserstein will be eligible to receive an annual base salary of no less than $4.8 million during the three-year period following this offering, and each of Messrs. Castellano, Golub, Hoffman and Ward will be eligible to receive a guaranteed total compensation amount for each of 2005, 2006 and 2007 (until the third anniversary of this offering for Mr. Golub) of no less than $2 million, $3 million, $2.25 million and $3 million, respectively, with at least $500,000, $1.5 million, $600,000 and $1.5 million, respectively, of such guaranteed total compensation amount payable as annual base salary, except that the guaranteed compensation amount for Mr. Ward can be reduced in connection with reductions applicable to the majority of our deputy chairmen.

In addition, Mr. Wasserstein’s agreement provides that until the third anniversary of this offering, he will participate in the employee benefit plans and programs generally applicable to our most senior executives on terms no less favorable than those provided to such senior executives, except that his participation in equity-related, bonus, incentive, profit sharing or deferred compensation plans will require the consent of our board of directors, and provides in addition that he will be entitled to perquisites and fringe benefits no less favorable than those provided to him by Lazard Group immediately prior to this offering, to the extent not inconsistent with our policies as in effect from time to time, which perquisites and fringe benefits are similar to those customarily provided to chief executive officers. The retention agreements with each of Messrs. Castellano, Golub, Hoffman and Ward provide that they will be entitled to participate in employee retirement and welfare benefit plans and programs of the type made available to our most senior executives.

Payments and Benefits Upon Certain Terminations of Service

Each retention agreement with a named executive officer provides for certain severance benefits in the event of a termination prior to the third anniversary of this offering by us other than for cause or by the named executive officer for good reason (which we refer to below as a qualifying termination). The level of the severance benefits depends on whether the applicable termination occurs prior to or following a change in control of Lazard Ltd.

In the event of a qualifying termination of a named executive officer prior to a change in control, the named executive officer would be entitled to receive (i) any unpaid base salary accrued through the date of termination, (ii) any earned but unpaid bonuses for years completed prior to the date of termination, (iii) a prorated bonus for the year of termination and (iv) a severance payment in the following amounts: Mr. Wasserstein, two times base salary; Messrs. Castellano, Golub, Hoffman and Ward, one-and-a-half times (two times in the case of Mr. Golub) the greater of such named executive officer’s guaranteed compensation amount or such named executive officer’s base salary plus average bonus for the two calendar years preceding the year of termination. Upon such a qualifying termination, the named executive officer and his eligible dependents would generally continue to be eligible to participate in our medical and dental benefit plans, on the same basis as in effect immediately prior to the executive’s date of termination (which currently requires the named executive officer to pay the full cost of the premiums), for the following periods: for Mr. Wasserstein, for the remainder of his life and the life of his current spouse; for Mr. Golub, until the later to occur of the second anniversary of termination of service and February 29, 2008; for each of Messrs. Castellano, Hoffman and Ward, for a period of 18 months following the date of termination of service. The period of such medical and dental benefits continuation would generally be credited towards the named executive officer’s credited age and service for purpose of our retiree medical program.

As a separate matter, Lazard Group has and will have granted additional unallocated working member interests and reallocated working member interests to current working members, including its named executive officers, as described under “Certain Relationships and Related Transactions—Certain Relationships with Our Directors, Executive Officers and Employees—Transactions with Our Working Members.”

In the event of a qualifying termination of a named executive officer on or following a change in control, the named executive officer would receive the severance payments and benefits described in the preceding paragraph, except that the severance payments would be in the following amounts: Mr. Wasserstein, three times base salary; Messrs. Castellano, Golub, Hoffman and Ward, three times the greater of such named executive officer’s guaranteed compensation amount or such named executive officer’s base salary plus average bonus for the two calendar years preceding the year of termination. In addition, each of the named executive officers and his eligible dependents would be eligible for continued participation in our medical and dental benefit plans and receive age and service credit, as described above, except the applicable period for each of Messrs. Castellano, Golub, Hoffman and Ward would be 36 months following the date of termination of service.

The retention agreement with Mr. Wasserstein provides that in the event his service is terminated due to his death or disability, he and/or his current spouse, as applicable, would continue to be eligible for the medical and dental benefits described above.

The retention agreement with Mr. Golub provides that if his service terminates due to his death or disability prior to the third anniversary of this offering or upon the expiration of his agreement as of the third anniversary of this offering, he would be entitled to a prorated bonus for the year of termination.

Change in Control Excise Tax Gross-up

Each retention agreement with a named executive officer provides that in the event that the named executive officer’s receipt of any payment made by us under the retention agreement or otherwise are subject to the excise tax imposed under section 4999 of the Internal Revenue Code of 1986, as amended, or the “Code,” an additional payment will be made to restore the executive to the after-tax position that he would have been in if the excise tax had not been imposed.

Provisions Relating to the Reorganization and Restrictive Covenants

Generally, the retention agreements with the named executive officers contain restrictive covenants and provisions relating to their participation in the offering that are substantially similar to those in the retention agreements signed by our other managing directors. However, the scope of the covenants applicable to Mr. Wasserstein limiting his ability to compete with us and to solicit our clients are generally more restrictive than those applicable to our other managing directors, although Mr. Wasserstein may continue his relationship with and ownership interest in Wasserstein & Co., LP on terms consistent with past practice without violating these covenants, so long as such activities do not significantly interfere with his performance of his duties as our chairman and chief executive officer. In addition, the nondisparagement provision between Mr. Wasserstein and us is reciprocal.

Under each retention agreement with a named executive officer, a termination by the named executive officer for good reason would be treated as a termination by us without cause for purposes of the duration of the restrictive covenants and the provisions governing the timing of exchangeability of LAZ-MD Holdings exchangeable interests into shares of our common stock.

See “—Arrangements With Our Managing Directors—The Retention Agreements in General—Participation in this Offering” for a chart setting forth the interests of each named executive officer.

Bonus Plan

To align employee and stockholder interests, we intend to adopt the 2005 Bonus Plan for purposes of determining annual bonuses for our senior executives. The compensation committee will have full direct responsibility and authority for determining our Chief Executive Officer’s compensation under the plan and will make recommendations with regard to the compensation of our other executive officers under the plan. Subject to overall compensation limits as determined from time to time and, with respect to plan participants, the terms of the plan, our Chief Executive Officer will have responsibility for determining the compensation of all employees except as provided above.

Participants in the plan will be designated during the first three months of each fiscal year, although participants may be added or removed at any time prior to payment of bonuses for the fiscal year. The actual size of the bonus pool will be determined at the end of each fiscal year, taking into account our results of operations, stockholder return and/or other measures of our financial performance or of the financial performance of one or more of our subsidiaries or divisions. A target maximum ratio of aggregate compensation and benefits expense for the year (including annual cash bonus payments under the plan) to annual revenue or income (or to similar measures of corporate profitability) may also be taken into account, and it is currently anticipated that this will initially be based on our current target ratio of compensation and benefits expense to operating revenue of 57.5%. The bonus pool will be allocated among the participants in the plan with respect to each fiscal year. This allocation may be made at any time prior to payment of bonuses for such year, and may take into account any factors deemed appropriate, including, without limitation, assessments of individual, subsidiary or division performance and input of management.

Amounts payable under the bonus plan will be satisfied in cash or through equity awards granted under our equity incentive plan.

The Equity Incentive Plan

The following is a description of the material terms of the Equity Incentive Plan (which we refer to in this section as the “plan”). You should, however, refer to the exhibits that are a part of the registration statement for a copy of the plan. See “Where You Can Find More Information.”

Purpose

The purposes of the plan are to attract, retain and motivate key employees and directors of, and consultants and advisors to, Lazard and to align the interests of key employees, directors, consultants and advisors with those of stockholders through equity-based compensation and enhanced opportunities for ownership of shares of our common stock. We currently expect that after this offering we will pay a portion of our bonus compensation in the form of equity awards of Lazard Ltd that will be subject to vesting and other terms. We do not currently intend to grant any stock options in respect of shares of our common stock during the first two years following this offering unless and to the extent that we determine that such grants would be appropriate for European employees or managing directors under agreed upon circumstances.

Administration

The plan will be administered by the compensation committee or such other committee of our board of directors as our board of directors may from time to time establish. The committee administering the plan will be referred to in this description as the “committee.” Among other things, the committee will have the authority to select individuals to whom awards may be granted, to determine the type of award as well as the number of shares of common stock to be covered by each award, and to determine the terms and conditions of any such awards. All determinations by the committee or its designee under the plan will be final, binding and conclusive.

Eligibility

Persons who serve or agree to serve as our officers, employees, directors, consultants or advisors who are responsible for, or contribute to, our management, growth and profitability are eligible to be granted awards under the plan. Holders of equity-based awards issued by a company acquired by us or with which we combine will be eligible to receive substitute awards under the plan.

Shares Available

Subject to adjustment, the plan authorizes the issuance of up to 25,000,000 shares of common stock pursuant to the grant or exercise of stock options, stock appreciation rights (“SARs”), restricted stock, stock units and other equity-based awards. If any award is forfeited or if any stock option or SAR terminates without being exercised, or if any SAR is exercised for cash, shares of common stock subject to such awards will be available for distribution in connection with awards under the plan. If the option price of any stock option granted under the plan is satisfied by delivering shares of common stock to us (by actual delivery or attestation), only the number of shares of common stock issued net of the shares of common stock delivered or attested to will be deemed delivered for purposes of determining the maximum number of shares of common stock available for delivery under the plan. To the extent any shares are not delivered to a participant because such shares are used to satisfy any applicable tax-withholding obligation, such shares will not be deemed to have been delivered for purposes of determining the maximum number of shares of common stock available for delivery under the plan. The shares subject to grant under the plan are to be made available from authorized but unissued shares or from shares held by our subsidiaries, as determined from time to time by our board of directors.

Change in Capitalization or Change in Control

The plan provides that, in the event of any change in corporate capitalization, such as a stock split, or any fundamental corporate transaction, such as any merger, amalgamation, consolidation, separation, spinoff or other distribution of property (including any extraordinary cash or stock dividend), or any reorganization or partial or complete liquidation of us, the committee or the board of directors may make such substitution or adjustment as it deems appropriate in its discretion in the aggregate number and kind of shares reserved for issuance under the plan, in the exercise price of shares subject to outstanding stock options and SARs, and in the number and kind of shares subject to other outstanding awards granted under the plan. Any adjustments described in the immediately preceding sentence that are considered “deferred compensation” subject to Section 409A of the Code will be made in such manner as to ensure that after such adjustment, the awards either continue not to be subject to, or comply with the requirements of, Section 409A of the Code. The plan also provides that in the event of a “change in control” of us, unless otherwise provided for in the individual award agreement: (i) SARs and stock options outstanding as of the date of the change in control, which are not then exercisable and vested will become fully exercisable and vested, (ii) the restrictions and deferral limitations applicable to restricted stock will lapse and such restricted stock will become free of all restrictions and fully vested, and (iii) all stock units will vest in full and be immediately settled.

Types of Awards

As indicated above, several types of awards can be made under the plan. A summary of these grants is set forth below.

Stock Options

Eligible individuals can be granted non-qualified stock options under the plan. The exercise price of such options cannot be less than 100% of the fair market value of the stock underlying the options on the date of grant. The term of the options will be determined by the committee. Optionees may pay the exercise price in cash or, if approved by the committee, in common stock (valued at its fair market value on the date of exercise) or a combination thereof, or, to the extent permitted by applicable law, by “cashless exercise” through a broker or by withholding shares otherwise receivable on exercise. The committee will determine the vesting and exercise schedule of options. Unless determined otherwise by the committee in its discretion, unvested options terminate upon termination of service, and vested options will generally remain exercisable for one year after the optionee’s death, three years after the optionee’s termination for disability, five years after the optionee’s retirement and 90 days after the optionee’s termination for any other reason (other than for cause, in which case all options will terminate). Unless determined otherwise by the committee, if an optionee’s service terminates during the two-year period following a change in control (other than for cause), options held by the optionee will remain exercisable until the third anniversary of the change in control. Notwithstanding the foregoing rules, in no event will an option remain exercisable following the expiration of its original term.

SARs

SARs may be granted as stand-alone awards or in conjunction with an option. An SAR entitles the holder to receive, upon exercise, the excess of the fair market value of a share of common stock at the time of exercise over the exercise price of the applicable SAR multiplied by the specified number of shares of common stock in respect of which the SAR has been exercised. Such amount will be paid to the holder in stock (valued at its fair market value on the date of exercise), cash or a combination thereof, as the committee may determine. An SAR granted in conjunction with an option is exercisable only when and to the extent the related option is exercisable. An option will be cancelled to the extent that its related SAR is exercised or cancelled, and an SAR will be cancelled to the extent the related option is exercised or cancelled. Unless determined otherwise by the committee, unvested SARs terminate upon termination of service, and vested SARs generally will remain exercisable for one year after the holder’s death, three years after the holder’s termination for disability, five years after the holder’s termination due to retirement and 90 days after the holder’s termination for any other reason (other than for cause, in which case all SARs will terminate). Unless determined otherwise by the committee, if a holder’s service terminates during the two-year period following a change in control (other than for cause), SARs held by the holder will remain exercisable until the third anniversary of the change in control. Notwithstanding the foregoing rules, in no event will an SAR remain exercisable following the expiration of its original term. Generally, stand-alone SARS are subject to the same terms and conditions as stock options as described above.

Restricted Stock

Restricted stock may be granted with such restrictions and restricted periods as the committee may determine. The committee may provide that a grant of restricted stock will vest upon the continued service of the participant or the satisfaction of applicable performance goals. Restricted stock is generally forfeited upon termination of service, unless otherwise provided by the committee. Other than such restrictions on transfer and any other restrictions the committee may impose, the participant will have all the rights of a stockholder with respect to the restricted stock award, although the committee may provide for the automatic deferral or reinvestment of dividends or impose vesting requirements on dividends.

Stock Units

The committee may grant stock unit awards, which represent a right to receive cash based on the fair market value of a share of common stock or a share of common stock. The committee may provide that a grant of stock units will vest upon the continued service of the participant or the satisfaction of applicable performance goals. Stock units that are not vested are generally forfeited upon termination of service, unless otherwise provided by the committee. Holders of stock units do not have the rights of a stockholder with respect to the award unless and until the award is settled in shares of common stock, although the committee may provide for dividend equivalent rights.

Other Equity-Based Awards

The committee may grant other types of equity-based awards based upon Lazard common stock, including unrestricted stock and dividend equivalent rights.

Transferability

Awards generally will not be transferable, except by will and the laws of descent and distribution or to the extent otherwise permitted by the committee.

Duration of the Plan

The plan will have a term of ten years from the date of its adoption by our board of directors.

Amendment and Discontinuance

The plan may be amended, altered or discontinued by the board of directors, but, except as required by applicable law, stock exchange rules, tax rules or accounting rules, no amendment, alteration or discontinuance may materially impair the rights of an optionee under an option or a recipient of an SAR, restricted stock award, stock unit award or other equity-based award previously granted without the optionee’s or recipient’s consent. The plan may not be amended without stockholder approval to the extent such approval is required by applicable law or stock exchange rules. Notwithstanding the foregoing, the committee may grant awards to eligible participants who are subject to legal or regulatory provisions of countries or jurisdictions outside the U.S., on terms and conditions different from those specified in the plan, as it determines to be necessary, and may make such modifications, amendments, procedures, or subplans as are necessary to comply with such legal or regulatory provisions.

Federal Income Tax Consequences

The following discussion is intended only as a brief summary of the material U.S. federal income tax rules that are generally relevant to non-qualified stock options as the plan does not provide for the grant of incentive stock options within the meaning of Section 422 of the Code. The laws governing the tax aspects of awards are complex and such laws are subject to change.

Upon the grant of a nonqualified option, the optionee will not recognize any taxable income and we will not be entitled to a deduction. Upon the exercise of such an option or related SAR, the excess of the fair market value of the shares acquired upon the exercise of the option or SAR over the exercise price of the option or the cash paid under an SAR will constitute compensation taxable to the optionee as ordinary income. We, or our applicable affiliate, in computing our U.S. federal income tax, will generally be entitled to a deduction in an amount equal to the compensation taxable to the optionee.

Participatory Interests in Lazard Group

We also intend to grant participatory interests in Lazard Group to certain of our current and future managing directors in connection with the separation and recapitalization transactions. The participatory interests will be discretionary profits interests that are intended to enable Lazard Group to compensate our managing directors in a manner consistent with historical compensation practices. Initially, 20% of Lazard Group’s adjusted operating income (as defined below) will be distributable among our current managing directors holding Lazard Group participatory interests in amounts as determined in our sole discretion. We may elect to withhold all or part of the distributions otherwise payable in respect of a participatory interest (subject to minimum distributions in respect of taxes). Any associated capital interests will be surrendered in the event the managing director ceases to be employed by Lazard Group. The 20% figure will be set forth in the Lazard Group operating agreement and will be subject to adjustment if the total amount allocable to the holders of the participatory interests exceeds 8% of adjusted operating revenue (as defined below), in which case the aggregate percentage interest will be reduced to equal the amount determined by dividing 8% of adjusted operating revenue by adjusted operating income. For purposes of the above, “adjusted operating revenue” is defined as revenue less interest expense other than with respect to “operating” interest expense and extraordinary gains, and “adjusted operating income” is defined as the difference between adjusted operating revenue and adjusted operating expenses, which, in turn, are defined as expenses exclusive of compensation expense paid to managing directors (other than LAM managing directors), minority interest, interest expense other than “operating” interest expense, extraordinary losses and income taxes. Amounts distributed pursuant to the participatory interests will be accounted for as part of our compensation and benefits expense and, therefore, included in the computation of our target ratio of compensation expense-to-operating revenue.

This program is terminable, in whole or in part, at any time at our election. The participatory interests will carry no other rights, including voting or liquidation rights or preferences, beyond those incident to such distributions, must be forfeited upon a holder ceasing to be a managing director and will not be transferable.

PRINCIPAL STOCKHOLDERS

The following table sets forth as of the date of this prospectus certain information regarding the beneficial ownership of our common stock.

To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. The following table reflects the principal stockholders of Lazard Ltd immediately following this offering. Except as indicated below, the address for each listed stockholder is c/o Lazard Group LLC, 30 Rockefeller Plaza, New York, New York 10020.

Name and Address of Beneficial Owner	Number of Shares of Class B Common Stock Beneficially Owned	Number of Shares of Common Stock Beneficially Owned (a)	Percentage of Shares of Common Stock Beneficially Owned	Percentage of Voting Power (b)
5% Stockholders:
LAZ-MD Holdings 30 Rockefeller Plaza New York, New York 10020	1	0	—	62.5	%(e)(f)
IXIS (c) 47, Quai d’Austerlitz 75648 Paris Cedex 13 France		2,000,000	2.00%	2.00%
Directors, director nominees and named executive officers:
Bruce Wasserstein (h)		11,236,145	11.24%	11.24	%(d)
Robert Charles Clark		0	—	—
Ellis Jones (h)		7,947,700	7.95%	7.95%
Vernon E. Jordan, Jr.		365,000	0.37%	0.37%
Anthony Orsatelli (c)(i)		2,000,000	2.00%	2.00%
Michael J. Castellano		454,986	0.45%	0.45	%(d)
Steven J. Golub		1,718,837	1.72%	1.72	%(d)
Scott D. Hoffman		556,094	0.56%	0.56	%(d)
Charles G. Ward, III		1,516,621	1.51%	1.51	%(d)

All directors and executive officers as a group (nine persons) (g)		17,847,683	17.85%	17.85%

(a)	The Lazard Group common membership interests issued to LAZ-MD Holdings are exchangeable for shares of common stock on a one-for-one basis, as described under “The Separation and Recapitalization Transactions and the Lazard Organizational Structure—The Separation and Recapitalization Transactions—The Recapitalization of LAZ-MD Holdings and Lazard Group.” As each of these Lazard Group common membership interests is associated with a LAZ-MD Holdings exchangeable interest, LAZ-MD Holdings disclaims beneficial ownership of the shares of common stock into which the Lazard Group common membership interests are exchangeable.

(b)	The percentage of voting power includes both the voting power of common stock and Class B common stock in the aggregate.

(c)	The 2,000,000 shares of our common stock that IXIS is expected to acquire as part of the additional financing transactions generally may not be transferred for a period of 545 days from the date of purchase. Excludes 4,999,800 to 6,000,000 shares of our common stock underlying the equity security units to be issued to IXIS pursuant to the IXIS investment agreement. Were IXIS to exchange these securities at the price at which the common stock is being offered pursuant to this prospectus, it would beneficially own between 6.6% and 7.5% of the common stock, including the shares of common stock into which the Lazard Group common membership interests are exchangeable.

(d)	For each of the named executive officers (except for a portion of Mr. Wasserstein’s interest), the percentage also includes shares of our common stock that are issuable upon exchange of the LAZ-MD Holdings exchangeable interests held by such person and, in the case of Mr. Wasserstein, the Wasserstein family trusts. With respect to Mr. Wasserstein, includes 1,316,838 shares held directly. Voting of the LAZ-MD Holdings exchangeable interests are subject to voting provisions in the LAZ-MD Holdings stockholders’ agreement and are included in the 62.5% voting interest of LAZ-MD Holdings. See “Certain Relationships and Related Transactions—LAZ-MD Holdings Stockholders’ Agreement.” The interests are included on an as exchanged basis and absent an acceleration event, these interests will be exchangeable pro-rata on the third, fourth and fifth anniversaries of the offering assuming satisfaction of service requirements and compliance with covenants as described in “Management—Arrangements with Our Managing Directors—The Retention Agreements in General” and “Management—Arrangements with Our Managing Directors—The Retention Agreements with Named Executive Officers.”

(e)	LAZ-MD Holdings holds the single outstanding share of Class B common stock, which immediately following this offering and the additional financing transactions will represent approximately 62.5% of the voting stock of all shares of our voting stock (or approximately 59.5% of the voting power if the underwriters’ over-allotment is fully exercised).

(f)	The single share of Class B common stock held by LAZ-MD Holdings generally will entitle our managing directors to one vote per share of each LAZ-MD Holdings exchangeable interest on a pass through basis. See “The Separation and Recapitalization Transactions and the Lazard Organizational Structure—The Separation and Recapitalization Transactions—Exchange of Working Member Interests for LAZ-MD Holdings Interests” and “Description of Capital Stock” and “Certain Relationships and Related Transaction—LAZ-MD Holdings Stockholders’ Agreement.”

(g)	Includes 62,500,000 shares of our common stock that are issuable upon exchange of the LAZ-MD Holdings exchangeable interests held by such persons.

(h)	Each of Messrs. Wasserstein’s and Jones’ share ownership includes 7,947,700 shares of our common stock that are issuable upon exchange of the LAZ-MD Holdings exchangeable interests held by the Wasserstein family trusts for the benefit of his family and over which he does not have control. The voting power over the shares of our common stock issuable upon exchange of the LAZ-MD Holdings exchangeable interests held by the Wasserstein family trusts is vested in Mr. Jones, who will serve on our board of directors, and members of Mr. Wasserstein’s family, as trustees. Neither Mr. Wasserstein nor Mr. Jones has any beneficial or other ownership interest in these shares.

(i)	Includes the 2,000,000 shares of our common stock that IXIS is expected to acquire as part of the additional financing transactions, which generally may not be transferred for a period of 545 days from the date of purchase. Excludes 4,999,800 to 6,000,000 shares of our common stock underlying the exchangeable debt securities to be issued to IXIS pursuant to the IXIS investment agreement. Mr. Orsatelli disclaims beneficial ownership of the securities issued pursuant to the IXIS investment agreement as described in footnote (c) above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationship with LAZ-MD Holdings and LFCM Holdings

Immediately following the completion of the separation and recapitalization transactions, LAZ-MD Holdings will control our company. LAZ-MD Holdings will own approximately 62.5% of the voting power of all shares of our voting stock (or approximately 59.5% of the voting power if the underwriters’ over-allotment option is fully exercised) and will thereby be able to control the election of our directors. LAZ-MD Holdings’ voting power in our company is intended to mirror its economic interest in Lazard Group, and its voting power will decrease over time in connection with the exchange of the LAZ-MD Holdings exchangeable interests for shares of our common stock. The working members, including our managing directors who hold working member interests at the time of the separation, will own LAZ-MD Holdings and will, through the LAZ-MD Holdings stockholders’ agreement, have the right to cause LAZ-MD Holdings to vote its Class B common stock on an as-if-exchanged basis. In addition, LFCM Holdings, which is the entity that will own and operate the separated businesses, will no longer be a subsidiary of either Lazard Group or LAZ-MD Holdings. It will be owned by the working members, including our managing directors who will be members of LAZ-MD Holdings. See “Risk Factors—Risks Related to the Separation—Lazard Ltd will be controlled by LAZ-MD Holdings and, through the LAZ-MD stockholders’ agreement, by the working members, whose interests may differ from those of other stockholders,” and “The Separation and Recapitalization Transactions and the Lazard Organizational Structure.”

We intend to enter into several agreements with LAZ-MD Holdings and LFCM Holdings to effect the separation and recapitalization transactions and to define and regulate the relationships of the parties after the closing of those transactions. Except as described in this section, we do not expect to have any material arrangements with LAZ-MD Holdings and LFCM Holdings after the completion of the separation and recapitalization transactions other than ordinary course business relationships on arm’s length terms.

Agreements with LAZ-MD Holdings and LFCM Holdings

We have provided below summary descriptions of the master separation agreement and the other key related agreements we will enter into with LAZ-MD Holdings and LFCM Holdings prior to the closing of this offering. These agreements effect the separation and recapitalization transactions and also provide a framework for our ongoing relationship with LAZ-MD Holdings and LFCM Holdings. These agreements include:

•	the master separation agreement,

•	the employee benefits agreement,

•	the insurance matters agreement,

•	the license agreement,

•	the administrative services agreement,

•	the business alliance agreement, and

•	the tax receivable agreement.

The descriptions set forth below, which summarize the material terms of these agreements, are not complete. You should read the full text of these agreements, which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Master Separation Agreement

We will enter into a master separation agreement with Lazard Group, LAZ-MD Holdings and LFCM Holdings. The master separation agreement will contain key provisions relating to the separation and recapitalization transactions, including this offering, and the relationship among the parties after completion of this offering. The master separation agreement will identify the assets, liabilities and businesses of Lazard Group that will be included in the separated businesses being transferred to LFCM Holdings and describe when and how the separation will occur. It also will contain the conditions that must be satisfied, or waived by Lazard Group, prior to completion of the separation and recapitalization, including this offering. In addition, the master separation agreement will regulate aspects of the relationship among the parties after this offering, including the exchange mechanics of the LAZ-MD Holdings exchangeable interests. We will execute the master separation agreement and ancillary agreements before the closing of this offering.

The Separation and Recapitalization Transactions

The Separation.    The master separation agreement will provide that, prior to the closing of this offering and subject to satisfaction of the conditions described below, Lazard Group will complete the separation by:

•	forming LAZ-MD Holdings as the holding company of Lazard Group pursuant to the historical partner transaction agreement,

•	transferring the separated businesses to LFCM Holdings, which will have members’ equity of $245 million, and

•	distributing all of the interests in LFCM Holdings to LAZ-MD Holdings.

Immediately after completion of the separation,

•	all of the members of Lazard Group immediately prior to the separation will be members of LAZ-MD Holdings and hold interests in LAZ-MD Holdings, including, in the case of the working members, the LAZ-MD Holdings exchangeable interests,

•	Lazard Group will be a wholly-owned subsidiary of LAZ-MD Holdings, and

•	LFCM Holdings will be a wholly-owned subsidiary of LAZ-MD Holdings.

Pursuant to the master separation agreement, the parties will cooperate to effect any transfers of the assets, liabilities or businesses included in the separated businesses but not completed on the closing date of the separation due to any approval or consent issues as promptly following that date as is practicable. Until these transfers can be completed, the party retaining any such assets, liabilities or businesses will act as a custodian and trustee on behalf of LFCM Holdings with respect to those assets, liabilities or businesses. In an effort to place each party, insofar as reasonably possible, in the same position as that party would have been had the contributions or assumptions occurred at the time contemplated by the master separation agreement, the master separation agreement will provide that the benefits derived or expenses or liabilities incurred from those assets, liabilities or businesses will be passed on to LFCM Holdings as if the transfers had occurred as contemplated. In addition, we will retain and manage on behalf of LFCM Holdings selected assets relating to the LFCM Holdings business which we have determined are not capable of being transferred. The master separation agreement will also contain provisions regarding LFCM Holdings’ funding obligations with respect to our U.K. pension plan.

It is our intention that, immediately after the separation, LFCM Holdings will have $245 million of members’ equity. After the separation, Lazard Group will prepare a balance sheet setting forth the members’ equity of LFCM Holdings as of the separation. If that amount of members’ equity exceeds the target of $245 million of members’ equity, LFCM Holdings will pay to Lazard Group an amount of cash equal to the excess, and if that amount is less than the target, Lazard Group will pay to LFCM Holdings an amount of cash equal to the shortfall.

The master separation agreement will provide that Lazard Group will license or sublease to LFCM Holdings certain office space, including office space that is used by the separated businesses. This will include subleasing or licensing approximately 2,500 square feet of space under the lease in London located at 50 Stratton Street to LFCM Holdings, which LFCM Holdings expects to further sublease to third parties. LFCM Holdings is also providing certain indemnities relating to the costs of excess space of approximately 49,200 square feet in the same premises. In addition, LFCM Holdings will be providing an indemnity relating to the lease of former London premises, abandoned in 2003 and expiring in 2008, against any further costs not already taken into account in the liability relating to such premises in Lazard Group’s consolidated financial statements. LFCM Holdings will pay to Lazard Group lease costs of up to a maximum of $29 million in the aggregate under the two U.K. lease indemnity arrangements. As reflected in the notes to Lazard Group’s consolidated financial statements, as of December 31, 2004, our principal U.K. pension plan had a deficit of approximately $95 million under current actuarial assumptions. This deficit would ordinarily be funded over time. We are in discussions with the trustees of that pension plan and the relevant pension regulator aimed at reaching agreement regarding a deficit reduction plan as well as asset allocation and support. In considering their duties to beneficiaries, the trustees also have the power to change the asset allocation. Any changes in the asset allocation could increase the unfunded liability that would be funded over time, depending on asset mix, any increase in liabilities and returns. It is also the case that the relevant pensions regulator in the U.K. may have the power to require contributions to be made to plans, and to impose support in respect of the funding of plans by related companies other than the direct obligors. In the absence of agreement with the trustees in the short term, the regulator has indicated that it may serve notice to commence its formal consideration of whether or not to exercise its relevant powers. We anticipate that LFCM Holdings will make payments of approximately 30 million British pounds in the aggregate to Lazard Group or one of its subsidiaries to reduce the pension plan deficit.

The Recapitalization.    The master separation agreement will provide that, subject to satisfaction of the conditions described below, the parties will complete the recapitalization by:

•	closing this offering and the additional financing transactions,

•	causing Lazard Ltd to purchase Lazard Group common membership interests with the net proceeds of this offering,

•	redeeming historical partner interests and redeemable preferred stock held by the historical partners pursuant to the historical partner transaction agreement, and

•	having LAZ-MD Holdings distribute all of the interests in LFCM Holdings to its members.

Pursuant to the master separation agreement, the redemption of the historical partners’ interests will occur in two steps. LAZ-MD Holdings will redeem the two classes of LAZ-MD Holdings interests held by the historical partners for interests in Lazard Group, and Lazard Group will immediately thereafter redeem those Lazard Group interests for the cash redemption payment or other consideration as provided in the historical partner transaction agreement or for shares of our common stock as described in “The Separation and Recapitalization Transactions and the Lazard Organizational Structure—The Separation and Recapitalization Transactions—The Recapitalization of LAZ-MD Holdings and Lazard Group.”

Immediately after completion of the recapitalization, including the closing of this offering and the additional financing transactions,

•	LAZ-MD Holdings will hold 62.5% of the Lazard Group common membership interests (or 59.5% if the underwriters’ over-allotment option is exercised in full),

•	Lazard Ltd will indirectly hold 37.5% of the Lazard Group common membership interests (or 40.5% if the underwriters’ over-allotment option is exercised in full),

•	LAZ-MD Holdings will hold our Class B common stock, which will entitle it to 62.5% of the voting power of, and no economic rights in, Lazard Ltd (or 59.5% of the voting power if the underwriters’ over-allotment option is exercised in full), and

•	the working members will be the sole members of each of LAZ-MD Holdings and LFCM Holdings.

The master separation agreement provides that the separation and recapitalization transactions will be completed on the closing date of this offering.

Conditions to the Separation and Recapitalization Transactions

The master separation agreement will provide that the separation and recapitalization transactions, including the closing of this offering, are subject to several conditions that must be satisfied, or waived by Lazard Group, including:

•	each of the conditions to the separation set forth in the historical partner transaction agreement shall have been satisfied or waived in accordance with the historical partner transaction agreement, and the historical partner transaction agreement shall not have been terminated and shall be in full force and effect,

•	the board of directors of Lazard Group shall have given final approval of the separation and the recapitalization transactions, which approval the board of directors may give in its sole and absolute discretion,

•	the SEC shall have declared effective the registration statements relating to this offering and the ESU offering, and no stop order shall be in effect with respect to those registration statements,

•	the actions and filings necessary or appropriate with state securities and blue sky laws and any comparable foreign laws shall have been taken and where applicable become effective or been accepted,

•	the NYSE shall have accepted for listing the shares of our common stock to be issued in this offering,

•	no order by any court or other legal restraint preventing completion of any of the separation or recapitalization transactions shall be in effect,

•	all third-party consents and governmental approvals required in connection with the separation and recapitalization transactions shall have been received, and

•	neither the master separation agreement nor the historical partner transaction agreement shall have been terminated and shall be in full force and effect.

Relationship Among Lazard Ltd, Lazard Group, LAZ-MD Holdings and LFCM Holdings

The master separation agreement will contain various provisions governing the relationship among Lazard Ltd, Lazard Group, LAZ-MD Holdings and LFCM Holdings after the completion of the separation and recapitalization transactions, including with respect to the following matters.

Limitation on Scope of LAZ-MD Holdings’ Operations.    The master separation agreement will provide that LAZ-MD Holdings will not engage in any business other than to act as the holding company for the working members’ interests in Lazard Group and our Class B common stock and actions incidental thereto, except as otherwise agreed by Lazard Ltd.

Parity of Lazard Group Common Membership Interests and Our Common Stock. The master separation agreement will also set forth the intention of Lazard Group and Lazard Ltd that the number of Lazard Group common membership interests held by Lazard Ltd (or its subsidiaries) will at all times be equal in number to the number of outstanding shares of our common stock, subject to customary anti-dilution adjustments.

Lazard Ltd Expenses. The master separation agreement will also set forth the intention of Lazard Group to reimburse Lazard Ltd for its costs and expenses incurred in the ordinary course of business.

LAZ-MD Holdings Exchangeable Interests

Terms of Exchange.    The master separation agreement will set forth the terms and arrangements with respect to the LAZ-MD Holdings exchangeable interests. See “Management—Arrangements with Our Managing Directors—The Retention Agreements in General—LAZ-MD Holdings Exchangeable Interests.”

Accelerated Exchange.    The master separation agreement will provide that each of LAZ-MD Holdings and our subsidiaries that directly hold our Lazard Group common interests, upon the approval of our board of directors, will have the power to accelerate the exchange of LAZ-MD Holdings exchangeable interests for our common shares after the first anniversary of the closing of this offering. In addition, the exchangeability of the LAZ-MD Holdings exchangeable interests will be accelerated in connection with a change in control of Lazard Ltd, as defined in our 2005 equity incentive plan, after the first anniversary of the closing of this offering, unless otherwise determined by our board of directors.

Transfers of LAZ-MD Holdings Exchangeable Interests.    Lazard Group will be empowered to authorize transfers of LAZ-MD Holdings exchangeable interests to certain types of trusts for estate planning purposes, which transfers will otherwise generally be prohibited by the terms of the LAZ-MD Holdings exchangeable interests in the absence of such authorization. In addition, Lazard Group will be entitled to permit the transfer of LAZ-MD Holdings exchangeable interests to other holders of LAZ-MD Holdings exchangeable interests or pursuant to a repurchase of LAZ-MD Holdings exchangeable interests.

Indemnification

In general, under the master separation agreement, Lazard Group will indemnify LFCM Holdings, LAZ-MD Holdings and their respective representatives and affiliates for any and all losses (including tax losses) that such persons incur to the extent arising out of or relating to our business (both historically and in the future) and any and all losses that LFCM Holdings, LAZ-MD Holdings and their respective representatives and affiliates incur arising out of or relating to Lazard Group’s or Lazard Ltd’s breach of the master separation agreement.

In general, LFCM Holdings will indemnify Lazard Ltd, Lazard Group, LAZ-MD Holdings and their respective representatives and affiliates for any and all losses (including tax losses) that such persons incur arising out of or relating to the separated businesses and the businesses conducted by LFCM Holdings (both historically and in the future) and any and all losses that Lazard Ltd, Lazard Group, LAZ-MD Holdings and their respective representatives or affiliates incur arising out of or relating to LFCM Holdings’ breach of the master separation agreement.

In general, under the master separation agreement, LAZ-MD Holdings will indemnify Lazard Ltd, Lazard Group, LFCM Holdings and their respective representatives and affiliates for any and all losses that such persons incur to the extent arising out of or relating to LAZ-MD Holdings’ breach of the master separation agreement.

All indemnification amounts would be reduced by any insurance proceeds and other offsetting amounts recovered by the indemnitee. The master separation agreement will specify procedures with respect to claims subject to indemnification and related matters.

Access to Information

Under the master separation agreement, the following terms govern access to information:

•	before and after the closing date of the separation, subject to applicable confidentiality provisions and other restrictions, the parties will each give the other any information within that company’s possession that the requesting party reasonably needs (i) to comply with requirements imposed on the requesting party by a governmental or regulatory authority, (ii) for use in any proceeding or to satisfy audit, accounting, tax or similar requirements, or (iii) to comply with its obligations under the master separation agreement or the ancillary agreements,

•	after the closing date of the separation and recapitalization transactions, LAZ-MD Holdings and LFCM Holdings will provide to Lazard Ltd and Lazard Group, at no charge, all financial and other data and information that Lazard Ltd or Lazard Group determines is necessary or advisable in order to prepare its financial statements and reports or filings with any governmental or regulatory authority,

•	after the closing date of the separation and recapitalization transactions, the parties will each use reasonable best efforts to provide assistance to the other parties for litigation and to make available to the other parties, their directors, officers, other employees and agents as witnesses, in legal, administrative or other proceedings, and will cooperate and consult to the extent reasonably necessary with respect to any litigation,

•	the company providing information, consultant or witness services under the master separation agreement will be entitled to reimbursement from the other for reasonable expenses,

•	the parties will each retain all proprietary information in its possession relating to each other’s businesses for a period of time, and, if the information is to be destroyed, the destroying company will give the applicable other company the opportunity to receive the information, and

•	from and after the closing date of the separation and recapitalization transactions, the parties will agree to hold in strict confidence all information concerning or belonging to any other party obtained prior to the closing date of the separation and recapitalization transactions or furnished pursuant to the master separation agreement or any ancillary agreement, subject to applicable law.

No Representations and Warranties

Pursuant to the master separation agreement, LAZ-MD Holdings and LFCM Holdings will acknowledge and agree that neither Lazard Ltd nor Lazard Group is representing or warranting to LAZ-MD Holdings or LFCM Holdings as to the separated businesses, the assets, liabilities and businesses included therein or the historical operations of those businesses, assets and liabilities. LAZ-MD Holdings and LFCM Holdings will take all such businesses and assets “as is, where is” and bear the economic and legal risk relating to conveyance of, and title to, those assets and businesses.

Termination

The master separation agreement may be terminated at any time prior to the closing of this offering by Lazard Group.

Expenses

In general, LAZ-MD Holdings and LFCM Holdings, on the one hand, and Lazard Ltd and Lazard Group, on the other hand, are responsible for their own costs incurred in connection with the transactions contemplated by the master separation agreement.

Lazard Group intends to reimburse Lazard Ltd for all of its ordinary course expenses incurred in connection with the separation and recapitalization transactions and thereafter, including expenses incurred in operating as a public company.

Employee Benefits Agreement

We will enter into an employee benefits agreement with LAZ-MD Holdings and LFCM Holdings that will govern our compensation and employee benefit obligations with respect to our active and former employees. Under the employee benefits agreement, LFCM Holdings will generally assume, as of the completion of the separation and recapitalization transactions, all outstanding and future liabilities in respect of the current and former employees of the separated businesses. We will, however, retain all accrued liabilities under, and assets of, our pension plans in the U.S. and the U.K. and the 401(k) plan accounts of the inactive employees of LFCM Holdings and its subsidiaries. As reflected in the notes to our consolidated financial statements, as of December 31, 2004, our principal U.K. pension plan had a deficit of approximately $95 million under current actuarial assumptions. This deficit would ordinarily be funded over time. We are in discussions with the trustees of that pension plan and the relevant pension regulator aimed at reaching agreement regarding a deficit reduction plan as well as asset allocation and support. In considering their duties to beneficiaries, the trustees also have the power to change the asset allocation. Any changes in the asset allocation could increase the unfunded liability that would be funded over time, depending on asset mix, any increase in liabilities and returns. It is also the case that the relevant pensions regulator in the U.K. may have the power to require contributions to be made to plans, and to impose support in respect of the funding of plans by related companies other than the direct obligors. In the absence of agreement with the trustees in the short term, the regulator has indicated that it may serve notice to commence its formal consideration of whether or not to exercise its relevant powers. We anticipate that LFCM Holdings will make payments of approximately 30 million British pounds in the aggregate to Lazard Group or one of its subsidiaries to reduce the pension plan deficit. The employee benefits agreement provides that to the extent inactive employees of the LFCM businesses are participating or eligible to participate in certain of our welfare benefit plans as of the completion of the separation and recapitalization transactions, they will continue to be eligible to participate in such plans, with LFCM reimbursing us for the costs of any such participation.

The employee benefits agreement generally provides that following the date of the separation and recapitalization transactions, the employees of LFCM Holdings and its subsidiaries will participate in employee benefit plans and programs of LFCM Holdings, although U.S. employees of LFCM Holdings and its subsidiaries will continue to be eligible to participate in certain of our welfare plans and in our 401(k) plan for brief transition periods following the completion of the separation and recapitalization transactions, with LFCM reimbursing us for the costs of any such participation. Following the transition period, we will transfer the accounts of the then-active employees of LFCM Holdings and its subsidiaries to a new 401(k) plan sponsored by LFCM Holdings. The employee benefits agreement provides that the employee benefit plans of LFCM Holdings will generally give employees full credit for service to us prior to the reorganization, to the extent such service was credited under our corresponding plans.

Insurance Matters Agreement

The separated businesses are currently insured under insurance policies held within Lazard Group, which policies provide coverage to Lazard Group and its subsidiaries and affiliates for property and casualty, errors and omissions, directors and officers and certain other risks commonly insured by financial services companies. Following the separation, we intend to surrender a portion of these policies and replace them with new policies that separately cover our business and the separated businesses, respectively, or to vary or retain all or a portion of these policies which will be governed to the extent necessary by the insurance matters agreement.

Prior to the separation, LFCM Holdings and we intend to enter into an insurance matters agreement. Under the agreement, our former insurance policies and those insurance policies currently in effect generally will continue to provide coverage to Lazard Ltd and Lazard Group and their respective subsidiaries and will generally provide coverage to LFCM Holdings and its subsidiaries only for pre-separation occurrences. After the separation, Lazard Ltd and Lazard Group and their respective subsidiaries and LFCM Holdings and its subsidiaries will separately make their own insurance arrangements.

The insurance matters agreement includes provisions establishing the manner in which LFCM Holdings and we will cooperate with each other in seeking insurance for our respective liabilities under policies that provide coverage to both companies. The insurance matters agreement also includes provisions concerning the allocation between LFCM Holdings and us of insurance recoveries in excess of available limits of liability. In addition, with respect to the type of coverage required as a matter of law, LFCM Holdings will obtain separate replacement policies that provide for coverage after the separation date. With respect to insurance policies that in the good faith judgment of the LFCM Holdings board of directors are reasonable and appropriate for the type and size of business conducted by LFCM Holdings, LFCM Holdings will use commercially reasonable efforts to obtain separate policies that provide for such coverage after the separation.

Lazard License Agreement

The logo, trademarks, trade names and service marks of Lazard are currently property of various wholly-owned subsidiaries of Lazard Group. Pursuant to the master separation agreement, Lazard Group and those subsidiaries will enter into a license agreement with LFCM Holdings that will govern the use of the Lazard and LF names by LFCM Holdings in connection with the separated businesses.

In general, LFCM Holdings will be permitted to use the Lazard and LF names to the extent that the Lazard name is being used at the time of this offering by the separated businesses and will be permitted to use the LF name for the use of the name LFCM Holdings LLC in its capacity as a holding company for the separated businesses. In general, LFCM Holdings’ license will not extend to any research on an issuer not covered by the capital markets business within the past 12 months or to any new funds (including any successor funds to funds existing at the time of this offering) established or otherwise obtained by the merchant banking business after this offering, unless LFCM Holdings receives Lazard Group’s prior consent. Under the agreement, LFCM Holdings will pay $100,000 per year for the right to license the Lazard name. The license will survive with respect to capital markets activities until the expiration or termination of the business alliance provided for in the business alliance agreement that LFCM Holdings will enter with Lazard Group. With respect to merchant banking activities, LFCM Holdings’ license will survive until the earlier of the expiration, termination or closing of the options to purchase the North American and European merchant banking businesses, to be granted in the business alliance agreement, as described in “—Business Alliance Agreement” or until the business alliance agreement is terminated. The license for the LF name in LFCM Holdings LLC may be terminated by either party for any reason after the license with respect to the capital markets business and the license for the merchant banking activities have both expired or been terminated. Upon termination of either the license with respect to the capital markets business or the license for the merchant banking activities, the license fee for the calendar year following the termination and each year thereafter will be $75,000 per year. If both of those licenses are terminated, the license fee for the calendar year following the termination and each year thereafter will be $25,000 per year.

Administrative Services Agreement

We intend to enter into an administrative services agreement with LAZ-MD Holdings and LFCM Holdings regarding administrative and support services to be provided after the completion of the separation and recapitalization transactions.

Pursuant to the administrative services agreement, Lazard Group will provide selected administrative and support services to LAZ-MD Holdings and LFCM Holdings, such as:

•	cash management and debt service administration,

•	accounting and financing activities,

•	tax,

•	payroll,

•	human resources administration,

•	financial transaction support,

•	information technology,

•	public communications,

•	data processing,

•	procurement,

•	real estate management, and

•	other general administrative functions.

Lazard Group intends to charge for the above services based on Lazard Group’s cost allocation methodology. Notwithstanding Lazard Group’s providing data processing services, Lazard Group will not provide any security administration services, as such services are being transferred to LFCM Holdings.

Pursuant to the administrative services agreement, Lazard Group also will be providing tax services to LAZ-MD Holdings and LFCM Holdings will provide securities administrative services to Lazard Group.

The services provided by Lazard Group to LFCM Holdings and by LFCM Holdings to Lazard Group, under the administrative services agreement generally will be provided until December 31, 2008. LFCM Holdings and Lazard Group have a right to terminate the services earlier if there is a change of control of either party or the business alliance provided in the business alliance agreement expires or is terminated. The party receiving a service may also terminate a service earlier upon 180 days’ notice as long as the receiving party pays the service provider an additional 3 months of service fee for such terminated service. The services provided by Lazard Group to LAZ-MD Holdings will generally be provided until December 31, 2014, unless terminated earlier because of a change of control of either party.

In the absence of gross negligence or willful misconduct, the party receiving services under the administrative services agreement will waive any rights and claims they may have against the service provider in respect of any services provided under the administrative services agreement.

Business Alliance Agreement

Lazard Group and LFCM Holdings intend to enter into a business alliance agreement that will provide for the continuation of Lazard Group’s and LFCM Holdings’ business relationships in the areas and on the terms summarized below.

The business alliance agreement will provide that Lazard Group will refer to LFCM Holdings selected opportunities for underwriting and distribution of securities. In addition, Lazard Group will provide assistance in the execution of any such referred business. In exchange for this referral obligation and assistance, Lazard Group will be entitled to a referral fee from LFCM Holdings equal to approximately half of the revenue obtained by LFCM Holdings in respect of any underwriting or distribution opportunity. In addition, LFCM Holdings will refer opportunities in the Financial Advisory and Asset Management businesses to Lazard Group. In exchange for this referral, LFCM Holdings will be entitled to a customary finders’ fee from Lazard Group. In addition, the business alliance agreement further provides that, during the term of the business alliance, Lazard Frères & Co. LLC and LAM Securities will introduce execution and settlement transactions to newly-formed broker-dealer entities affiliated with LFCM Holdings. The term of the business alliance will expire on the fifth anniversary of this offering, subject to periodic automatic renewal, unless either party elects to terminate in connection with any such renewal or elects to terminate on account of a change of control of either party.

In addition, the business alliance agreement to be entered into between Lazard Group and LFCM Holdings will grant Lazard Group options to acquire the North American and European merchant banking activities of Lazard Alternative Investments Holdings LLC, or “LAI,” the subsidiary of LFCM Holdings that will own and operate all of LFCM Holdings’ merchant banking activities, exercisable at any time prior to the ninth anniversary of the consummation of this offering for a total price of $10 million. The option may be exercised by Lazard Group in two parts, consisting of an $8 million option to purchase the North American merchant banking activities and a $2 million option to purchase the European merchant banking activities. LAI’s merchant banking activities initially will consist of the merchant banking management and general partner entities that were transferred to LFCM Holdings pursuant to or in anticipation of the separation. The business alliance agreement will provide that, prior to the expiration, termination or exercise of the options, Lazard Group will have certain governance rights with respect to LAI, and LFCM Holdings will be required to support the business of LAI. In addition, Lazard Group will abide by existing obligations with respect to funds existing as of the date of this offering, and, other than with respect to the merchant banking operations retained by Lazard Group in the separation, Lazard Group will agree not to compete with the merchant banking business of LAI until the expiration, termination or exercise of the options. Lazard Group also may agree to new capital commitments and other obligations with respect to newly formed funds in its sole discretion. Lazard Group may be entitled to receive from LFCM Holdings all or a portion of payments from the incentive fees attributable to newly established LAI funds, such as Corporate Partners II Limited, less the compensation payable to investment professionals who manage these funds.

Pursuant to the business alliance agreement, LFCM Holdings will agree not to compete with any Lazard Group businesses until the latest to occur of the termination of the license agreement, the expiration or exercise of the options to purchase the North American merchant banking activities and the European merchant banking activities or the expiration or termination of the business alliance.

Tax Receivable Agreement

As described in “The Separation and Recapitalization Transactions and the Lazard Organizational Structure—The Separation and Recapitalization Transactions—The Recapitalization of LAZ-MD Holdings and Lazard Group—The Redemption of the Historical Partners’ Interests,” prior to and in connection with this offering, historical partner interests and preferred interests generally will be redeemed for cash. In addition, as described in “Certain Relationships and Related Transactions—Relationship with LAZ-MD Holdings and LFCM Holdings—Master Separation Agreement—LAZ-MD Holdings Exchangeable Interests,” LAZ-MD Holdings exchangeable interests may, in effect, be exchanged in the future for shares of our common stock. The redemption will, and the exchanges may, result in increases in the tax basis of the tangible and intangible assets of Lazard Group attributable to our subsidiaries’ interest in Lazard Group that otherwise would not have been available, although the IRS may challenge all or part of that tax basis increase, and a court could sustain such a challenge by the IRS. These increases in tax basis, if sustained, may reduce the amount of tax that our subsidiaries would otherwise be required to pay in the future.

Our subsidiaries intend to enter into a tax receivable agreement with LFCM Holdings that will provide for the payment by our subsidiaries to LFCM Holdings of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of these increases in tax basis and of certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. Our subsidiaries expect to benefit from the remaining 15% of cash savings, if any, in income tax that our subsidiaries realize. Any amount paid by our subsidiaries to LFCM Holdings will generally be distributed to the working members in proportion to their goodwill interests underlying the working member interests held by or allocated to such persons immediately prior to the formation of the new holding company pursuant to the separation.

In order to mitigate the risk to us of an IRS challenge to the tax basis increase, 20% of each payment that would otherwise be made by our subsidiaries will be deposited into an escrow account until the expiration of the statute of limitations for the tax year to which the payment relates. In addition, if the IRS successfully challenges the tax basis increase, any subsequent payments our subsidiaries are required to make under the tax receivable agreement will be reduced accordingly. However, under no circumstances will our subsidiaries receive any reimbursements from LFCM Holdings or any of the holders of LFCM Holdings of amounts previously paid by our subsidiaries under the tax receivable agreement. As a result, under certain circumstances, our subsidiaries could make payments to LFCM Holdings under the tax receivable agreement in excess of our subsidiaries’ cash tax savings.

For purposes of the tax receivable agreement, cash savings in income and franchise tax will be computed by comparing our subsidiaries’ actual income and franchise tax liability to the amount of such taxes that our subsidiaries would have been required to pay had there been no increase in the tax basis of the tangible and intangible assets of Lazard Group attributable to our subsidiaries’ interest in Lazard Group as a result of the redemption and exchanges and had our subsidiaries not entered into the tax receivable agreement. The term of the tax receivable agreement will commence upon consummation of this offering and will continue until all such tax benefits have been utilized or expired, unless our subsidiaries exercise their right to terminate the tax receivable agreement for an amount based on an agreed value of payments remaining to be made under the agreement.

While the actual amount and timing of any payments under this agreement will vary depending upon a number of factors, including the timing of exchanges, the extent to which such exchanges are taxable and the amount and timing of our subsidiaries’ income, we expect that, as a result of the size of the increases of the tangible and intangible assets of Lazard Group attributable to our subsidiaries’ interest in Lazard Group, during the expected 24-year term of the tax receivable agreement, the payments that our subsidiaries may make to LFCM Holdings could be substantial. If the LAZ-MD Holdings exchangeable interests had been effectively exchanged in a taxable transaction for common stock at the time of the closing of this offering, the increase in the tax basis attributable to our subsidiaries’ interest in Lazard Group would have been approximately $1.6 billion, at the initial offering price of $25.00 per share of common stock, including the increase in tax basis associated with the redemption and recapitalization. The cash savings that our subsidiaries would actually realize as a result of this increase in tax basis likely would be significantly less than this amount multiplied by our effective tax rate due to a number of factors, including the allocation of the increase in tax basis to foreign assets, the impact of the increase in the tax basis on our ability to use foreign tax credits and the rules relating to the amortization of intangible assets. The tax receivable agreement will require approximately 85% of such cash savings, if any, to be paid to LFCM Holdings. The actual increase in tax basis will depend, among other factors, upon the price of shares of our common stock at the time of the exchange and the extent to which such exchanges are taxable and, as a result, could differ materially from this amount. Our ability to achieve benefits from any such increase, and the payments to be made under this agreement, will depend upon a number of factors, as discussed above, including the timing and amount of our future income.

LAZ-MD Holdings Stockholders’ Agreement

We expect that the members of LAZ-MD Holdings, consisting of the working members, including our managing directors, will enter into a stockholders’ agreement with LAZ-MD Holdings and Lazard Ltd in connection with the separation that addresses, among other things, LAZ-MD Holdings’ voting of its share of Class B common stock and registration rights in favor of the stockholders who are party to the agreement.

The LAZ-MD Holdings stockholders’ agreement will continue in effect until all LAZ-MD Holdings exchangeable interests have been exchanged for shares of our common stock, and individual members of LAZ-MD Holdings will cease being party to the LAZ-MD Holdings stockholders’ agreement upon full exchange of his or her LAZ-MD Holdings exchangeable interests and underlying Lazard Ltd interests for our common stock. The LAZ-MD Holdings stockholders’ agreement may be terminated on an earlier date by LAZ-MD Holdings members entitled to vote at least 66 2/3% of the aggregate voting power represented by the LAZ-MD Holdings members who are party to the LAZ-MD Holdings stockholders’ agreement. The LAZ-MD Holdings stockholders’ agreement generally may be amended at any time by a majority of the aggregate voting power represented by LAZ-MD Holdings members who are party to the LAZ-MD Holdings stockholders’ agreement.

Voting Rights

Prior to any vote of the stockholders of Lazard Ltd, the LAZ-MD Holdings stockholders’ agreement requires a separate, preliminary vote of the members of LAZ-MD Holdings who are party to the LAZ-MD Holdings stockholders’ agreement (either by a meeting or by proxy or written instruction of the members of LAZ-MD Holdings) on each matter upon which a vote of the stockholders is proposed to be taken. Every working member will be offered the opportunity to become a party to the LAZ-MD Holdings stockholders’ agreement. Pursuant to the LAZ-MD Holdings stockholders’ agreement, the members of LAZ-MD Holdings will individually be entitled to direct LAZ-MD Holdings how to vote their proportionate interest in our Class B common stock on an as-if-exchanged basis. For example, if a working member’s LAZ-MD Holdings exchangeable interests were exchangeable for 1,000 shares of our common stock, that working member would be able to instruct LAZ-MD Holdings how to vote 1,000 of the votes represented by the Class B common stock. However, the LAZ-MD Holdings board of directors will have the ability to vote the voting interest represented by the Class B common stock in its discretion if the LAZ-MD Holdings board of directors determines that it is in the best interests of LAZ-MD Holdings.

The votes under the Class B common stock that are associated with any working member who does not sign the LAZ-MD Holdings stockholders’ agreement, or with any working member who signs but does not direct LAZ-MD Holdings how to vote on a particular matter, will be abstained from voting. The terms of the LAZ-MD Holdings stockholders’ agreement will continue to apply to any working member party to the LAZ-MD Holdings stockholders’ agreement who receives Lazard Group common membership interests upon exchange of his or her LAZ-MD Holdings exchangeable interest, until such time as that working member exchanges his or her Lazard Group common membership interests for shares of our common stock.

Registration Rights

The LAZ-MD Holdings stockholders’ agreement will provide that the holders of shares of our common stock issued or to be issued upon exchange of the LAZ-MD Holdings exchangeable interests or the Lazard Group common membership interests initially held by LAZ-MD Holdings will be granted registration rights. These shares we refer to as “registrable securities,” and the holders of these registrable securities we refer to as “holders.” The holders will be third-party beneficiaries for that purpose under the LAZ-MD Holdings stockholders’ agreement, meaning that they will have the right to compel us to honor those obligations under the LAZ-MD Holdings stockholders’ agreement.

The LAZ-MD Holdings stockholders’ agreement will provide that, after exchange for shares of our common stock, each holder is entitled to unlimited “piggyback” registration rights, meaning that each holder can include his or her registrable securities in registration statements filed by us, subject to certain limitations. Holders also have “demand” registration rights, meaning that, subject to certain limitations, after exchange for shares of our common stock, they may require us to register the registrable securities held by them, provided that the amount of registrable securities subject to such demand has a market value in excess of $50 million or, on and after six months after the nine-year anniversary of this offering, $20 million. We will pay the costs associated with all such registrations. Moreover, we also will use our reasonable best efforts to file and make effective a registration statement on the third through the ninth anniversaries of this offering, in order to register registrable securities that were issued on those anniversaries or otherwise subject to continuing volume or transfer restrictions under Rule 144 upon the exchange of the LAZ-MD Holdings exchangeable interests and the Lazard Group common membership interests, provided that the amount of registrable securities subject to such registration constitutes at least $50 million of shares of our outstanding common stock on the date of such demand.

Shares of our common stock will cease to be registrable securities upon the consummation of any sale of such shares pursuant to an effective registration statement or under Rule 144 under the Securities Act or when they become eligible for sale under Rule 144(k) under the Securities Act. However, any holder who has shares that would have been registrable securities but for their eligibility for sale under Rule 144(k) and who holds, in the aggregate, an amount of registrable securities with a market value in excess of $25 million of our outstanding common stock will be entitled to continued demand and piggyback registration rights as described above.

Immediately following this offering, substantially all of our common stock to be issued upon exchange of the LAZ-MD Holdings exchangeable interests will have the foregoing registration rights.

The Historical Partners Transaction Agreement

The redemption of the historical partners’ interests is governed by the Class B-1 and Class C Members Transaction Agreement, entered into on December 16, 2004, by LAZ-MD Holdings, Lazard Group, Lazard Ltd and our historical partners who are parties thereto. We refer to this document as the “historical partners transaction agreement.” Pursuant to the historical partners transaction agreement, the historical interests will be redeemed for an aggregate price of approximately $1.6 billion, in cash, except that a portion of the consideration payable to Eurazeo S.A. may be delivered in the form of Eurazeo S.A. common shares currently held by us.

Completion of the redemption is subject to customary conditions, including receipt of regulatory approvals, legal and other opinions and financing, as well as Lazard Group board approval. The redemption may be completed at any time of our choosing on or before December 31, 2005, but must be completed on the same day that this offering and the additional financing transactions are to close. The historical partners transaction agreement contemplates a specific plan of financing that includes this offering and the additional financing transactions, but allows us to change the financing structure so long as the new structure does not have an adverse effect on the historical partners whose interests are being redeemed.

In the event that the redemption has not been completed on or before June 30, 2005, accrued interest on the capital accounts in respect of historical partner interests for calendar year 2004 will be paid in cash on June 30, 2005, and Lazard Group shall receive a credit against the applicable redemption price for the cash so paid. In addition, in the event that the redemption has not been completed on or before June 30, 2005, the redemption price to be paid in respect of historical partner interests will be increased by an amount equal to the interest rate, if any, ordinarily applicable to the capital in respect of historical partner interests being redeemed for the period from July 1, 2005 to the completion date for the redemption.

The historical partners transaction agreement contains a number of additional important agreements, including:

•	The signing historical partners have agreed, for a period of 12 months after the closing of the redemption, not to hire or solicit any employees or officers of Lazard Group to leave such employment, and we have agreed to similar reciprocal provisions regarding the historical partners.

•	For a period of 2 years after the closing of the redemption, the signing historical partners other than Eurazeo S.A. have agreed not to engage on such historical partner’s own behalf in a competitive enterprise and not to own any interest in or engage in or perform any service for any competitive enterprise, either as a partner, owner, employee, consultant, agent, officer, director, stockholder or otherwise, subject to certain exceptions. This restriction will apply to Mr. David-Weill for so long as he continues to maintain office space at Lazard Group, which he will do at least until March 31, 2007.

•	The signing historical partners have agreed, for so long as the historical partners transaction agreement is in effect, not to solicit or encourage any competing transaction, as defined in the historical partners transaction agreement, which includes any transaction that could reasonably be expected to prevent, materially delay, reduce the likelihood of or otherwise materially adversely affect completion of any of the material steps of the recapitalization.

•	The signing historical partners have agreed to resign, effective as of the closing of the redemption, and end their respective affiliations with Lazard Group and its affiliates, including by resigning from all positions and titles they hold in Lazard Group or any of its affiliates, and to terminate any agreements they may have with Lazard Group or any of its affiliates, in all cases subject to limited exceptions.

•	The signing historical partners have agreed to release at closing Lazard Group and its affiliates and representatives from any claims arising out of (1) any member of Lazard Group (including its affairs and operations), (2) Lazard Group interests being redeemed, and any associated rights, (3) any and all aspects of the redemption and (4) if applicable, any employment, severance or bonus agreement between such historical partner and any member of Lazard Group, but excluding any such claims or causes of action arising out of any ordinary course business dealings such as provision of money management services by a member of Lazard Group to that historical partner or its affiliates and certain other specified matters. We have granted a similar release to the signing historical partners.

•	We have agreed to indemnify the signing historical partners and their affiliates and representatives for any out-of-pocket liabilities incurred in their capacities as directors, employees, executives, partners, stockholders, officers or affiliates of Lazard Group, LAZ-MD Holdings, Lazard Ltd or any of their subsidiaries to the extent such losses arise out of the redemption of this offering, the additional financing transactions or any other financing, and in their capacity as general partner of any predecessor of Lazard Group or any of its affiliates. This indemnification is subject to a number of specified exceptions.

•	In the event that the transaction has not been completed by December 31, 2005, or has been earlier abandoned by Mr. Wasserstein, Mr. David-Weill and Mr. Wasserstein (and such others as they determine) shall review alternatives for Lazard Group during the ensuing three-month period.

The historical partners transaction agreement may be terminated before closing under the following circumstances:

•	automatically if the redemption has not been completed on or prior to December 31, 2005,

•	by agreement of us, Lazard Group, Mr. David-Weill and Eurazeo S.A.,

•	if the transaction has been permanently enjoined by unappealable order of a court or other legal authority,

•	by either us and Lazard Group, on the one hand, or Mr. David-Weill and Eurazeo S.A., on the other, if Lazard Group delivers written notice of its intention to abandon the transaction, and

•	by Mr. David-Weill if we had failed to include the disclosure specified in Section 5(n) of the historical partners transaction agreement in this prospectus or if we fail to include it in certain later offering documents, if any, and fail to cure such failing within two business days.

Certain Relationships with Our Directors, Executive Officers and Employees

Loans and Banking Relationships with Our Directors and Executive Officers

During 2004, our broker-dealer subsidiary engaged in transactions with our executive officers and directors in respect of brokerage services, including a brokerage account margin loan to one of our executive officers. All brokerage services in connection with these transactions were made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with independent third parties, and the loan did not involve more than the normal risk of collectability or present other features unfavorable to us.

Other than as permitted under the Sarbanes-Oxley Act of 2002 and any other applicable law, we will not enter into new loans with our executive officers or directors or modify or renew any loan with our executive officers or directors.

Relationships Involving Employee Directors and Executive Officers

Mr. Wasserstein, our Chairman and Chief Executive Officer, serves as the Chairman and is the majority owner of Wasserstein Holdings, LLC, the ultimate general partner of Wasserstein & Co., LP, a separate merchant banking firm in which Lazard does not hold any economic interest and at which Ellis Jones, who will serve on our board of directors, serves as Chief Executive Officer. Wasserstein & Co., LP focuses primarily on leveraged buyout investments, venture capital investments and related investment activities, and manages capital on behalf of its institutional and individual investors, including public and corporate pension funds, foreign governmental entities, endowments and foundations and high-net worth individuals. Wasserstein & Co., LP also manages capital from its partners and officers. In addition, Wasserstein Holdings, LLC has various other business interests. Since the beginning of 2005, Wasserstein & Co., LP has paid us an amount less than $1 million for advisory services rendered by us.

The Wasserstein funds may engage in activities that are similar to those in which we and our affiliates are engaged. If Mr. Wasserstein desires to make available any corporate opportunity of ours or our affiliates that arises from a relationship of ours or any of our affiliates (other than any relationship of Mr. Wasserstein existing on November 15, 2001), those opportunities can only be referred to the Wasserstein funds if Mr. Wasserstein first obtains the written consent of our nominating and corporate governance committee.

Lazard Group entered into a letter agreement with Vernon E. Jordan, Jr., who will be a director of our company, when he joined Lazard in 1999 that was amended and restated effective as of January 1, 2004. This agreement governs Mr. Jordan’s service as a senior managing director of Lazard. Pursuant to the agreement, Mr. Jordan received total compensation in 2004 of $4 million and will be entitled to receive total compensation of no less than $3 million for each of 2005 and 2006. In each year, $500,000 of the total compensation is payable as base salary. In the event that we terminate Mr. Jordan’s services without cause or he terminates due to a breach of a material provision by us prior to the end of 2006, he will be entitled to receive the guaranteed amounts through 2006 at the times that he would have received them had he remained with us. The agreement also entitles Mr. Jordan to benefits and fringes on the same basis as other managing directors and for use on a priority basis of a corporate apartment in New York. In connection with this offering, Mr. Jordan entered into a retention agreement in the form applicable to our managing directors generally. See “Management—Arrangements with Our Managing Directors—The Retention Agreements in General.”

Director and Officer Indemnification

Our bye-laws provide for indemnification of our officers and directors against all liabilities, loss, damage or expense incurred or suffered by such party as an officer or director of us, provided that such indemnification shall not extend to any matter which would render it void pursuant to the Companies Act.

The Companies Act provides that a Bermuda company may indemnify its directors and officers in respect of any loss arising or liability attaching to them as a result of any negligence, default or breach of trust of which they may be guilty in relation to the company in question. However, the Companies Act also provides that any provision, whether contained in the company’s bye-laws or in a contract or arrangement between the company and the director or officer, indemnifying a director or officer against any liability which would attach to him or her in respect of his or her fraud or dishonesty will be void.

Our directors and officers are covered by directors’ and officers’ insurance policies maintained by us.

Subject to limitations imposed by Bermuda law, we may enter into agreements that provide indemnification to our directors, officers and all other persons requested or authorized by our board of directors to take actions on behalf of us for all losses, damages, costs and expenses incurred by the indemnified person arising out of such person’s service in such capacity. These agreements would be in addition to our indemnification obligations under our bye-laws as described under “Description of Capital Stock.”

For more information on our indemnification arrangements, see “—Relationship with LAZ-MD Holdings and LFCM Holdings—Master Separation Agreement—Relationship Among Lazard, Lazard Group, LAZ-MD Holdings and LFCM Holdings.”

Distributions by Lazard Group

After this offering Lazard Group intends to make distributions to LAZ-MD Holdings, and LAZ-MD Holdings intends to make distributions to its members, including certain of our managing directors, officers and two of our directors. See “The Separation and Recapitalization Transactions and the Lazard Organizational Structure—Lazard Ownership Structure After the Separation and Recapitalization Transactions—Distributions by Lazard Group with Respect to Lazard Group Common Membership Interests.”

Transactions with Our Working Members

From time to time, Lazard Group has reallocated capital interests of its managing directors. Prior to the closing of this offering, Lazard Group will have repurchased working member interests from various current and former managing directors at prices lower than those to be paid to the historical partners for their historical partner interests pursuant to the historical partners transaction agreement. Since January 1, 2002, including in connection with this offering, Lazard Group has and will have granted additional unallocated working member interests and reallocated working member interests to current managing directors, including its named executive officers and employee directors, resulting in ownership interests as described under “Principal Stockholders.” These repurchases, reallocations and grants are accounted for as reallocations of capital on our financial statements.

DESCRIPTION OF CAPITAL STOCK

The following summary is a description of the material terms of our share capital. We have filed our certificate of incorporation and memorandum of association and bye-laws as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.” The following summary also highlights material differences between Bermuda and Delaware corporate laws. The following summary also contains a description of the material terms of the capital stock of Lazard Group.

General

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, and 1 share of Class B common stock, par value $0.01 per share and 15,000,000 preference shares, par value $0.01 per share.

Common Stock

Immediately following the completion of this offering, there will be 37,500,000 shares of common stock issued and outstanding, and one share of Class B common stock issued and outstanding. No preference shares will be issued or outstanding at that time.

Voting

Each share of common stock will entitle its holder to one vote per share. On all matters submitted to a vote of our stockholders, the Class B common stock held by LAZ-MD Holdings will entitle LAZ-MD Holdings to the number of votes equal to the number of shares of our common stock that would be issuable if all of the then outstanding Lazard Group common membership interests issued to LAZ-MD Holdings were exchanged for shares of our common stock on the applicable record date. The voting power of our outstanding Class B common stock will, however, represent not less than 50.1% of the voting power of our company until December 31, 2007. The members of our board of directors will be elected by the common stockholders and the Class B common stockholder voting together as a single class. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock and Class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preference shares. However, except as otherwise provided by law, and subject to any voting rights granted to holders of any preference shares, mergers and amalgamations, amendments to the memorandum of association or bye-laws and any removal of a director for cause must be approved by a majority of the combined voting power of all of the outstanding common stock and Class B common stock, voting together as a single class. However, amendments to the bye-laws that would alter or otherwise modify provisions of the bye-laws relating to the size or classified nature of the board of directors, the ability to remove directors only for cause, the ability of the board of directors to adopt a rights plan and certain other matters must be approved by at least 66 2/3% of the combined voting power of all common stock and Class B common stock voting as a single class. In addition, amendments to the memorandum of association or bye-laws that would alter or change the powers, preferences or special rights of the common stock or the Class B common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the class of shares affected by the amendment, present in person or represented by proxy, voting as a separate class.

Economic Rights

Pursuant to our bye-laws, each share of our common stock is entitled to equal economic rights. However, the Class B common stock will have no rights to dividends or any liquidation preference.

Accordingly, although immediately after this offering the Class B common stock will represent approximately 62.5% of the voting power of Lazard Ltd the Class B common stock will have no economic rights.

Dividends

Lazard Ltd has not declared or paid any cash dividends on our common equity since our inception. Subject to compliance with applicable law, we currently intend to declare quarterly dividends on all outstanding shares of our common stock and expect our initial quarterly dividend to be approximately $0.09 per share, payable in respect of the second quarter of 2005 (to be prorated for the portion of that quarter following the closing of this offering). The Class B common stock will not be entitled to dividend rights.

The declaration of this and any other dividends and, if declared, the amount of any such dividend, will be subject to the actual future earnings, cash flow and capital requirements of our company, the amount of distributions to us from Lazard Group and the discretion of our board of directors. Our board of directors will take into account:

•	general economic and business conditions,

•	the financial results of our company and Lazard Group,

•	capital requirements of our company and our subsidiaries (including Lazard Group),

•	contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including Lazard Group) to us, and

•	such other factors as our board of directors may deem relevant.

We are a holding company and have no direct operations. As a result, we will depend upon distributions from Lazard Group to pay any dividends. We expect to cause Lazard Group to pay distributions to us in order to fund any such dividends, subject to applicable law and the other considerations discussed above. In addition, as managing directors and other members of LAZ-MD Holdings convert their interests into shares of our common stock, they will also have a proportionate interest in the excess cash held by us to the extent that we retain excess cash balances or acquire additional assets with excess cash balances. For a discussion of Lazard Group’s intended distribution policy, see “The Separation and Recapitalization Transactions and the Lazard Organizational Structure.”

Additionally, we are subject to Bermuda legal constraints that may affect our ability to pay dividends on our common stock and make other payments. Under the Companies Act, we may declare or pay a dividend out of distributable reserves only if we have reasonable grounds for believing that we are, or would after the payment be, able to pay our liabilities as they become due and if the realizable value of our assets would thereby not be less than the aggregate of our liabilities and issued share capital and share premium accounts. Further, except under specific circumstances, the declaration and payment of dividends will be prohibited if certain contract adjustment payments in respect of the equity security units are deferred. See “Description of the Equity Security Units.”

Preference Shares

Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board of directors without any stockholder approval. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of Lazard Ltd. We currently have 15,000,000 authorized preference shares. We have no present plans to issue any preference shares. See “Risk Factors—Risks Related to the Offering—We may issue preference shares and our bye-laws and Bermuda law may discourage takeovers, which could affect the rights of holders of our common stock.”

Acquisition of Shares by Us

Our bye-laws provided that if our board of directors determines that we or any of our subsidiaries do not meet, or in the absence of repurchases of shares will fail to meet, the ownership requirements of a limitation on benefits article of a bilateral income tax treaty with the U.S., and that such tax treaty would provide material benefits to us or any of our subsidiaries, we generally have the right, but not the obligation, to repurchase at fair market value (as determined in the good faith discretion of our board of directors) shares from any stockholder who beneficially owns more than 0.25% of our outstanding shares and who fails to demonstrate to our satisfaction that such stockholder is either (a) a U.S. citizen or (b) a qualified resident of the U.S. or the other contracting state of the applicable tax treaty (as determined for purposes of the relevant provision of the limitation on benefits article of such treaty). IXIS is not subject to this repurchase right with respect to the aggregate number of shares it acquired pursuant to the IXIS investment agreement. The number of shares that may be repurchased from any such stockholder will equal the product of the total number of shares that we reasonably determine to purchase to ensure on-going satisfaction of the limitation on benefits article of the applicable tax treaty, multiplied by a fraction, the numerator of which is the number of shares beneficially owned by such stockholder and the denominator of which is the total number of shares (reduced by the aggregated number of shares IXIS acquired pursuant to the IXIS ESU placement) beneficially owned by subject stockholders. Instead of exercising the repurchase right described above, we will have the right, but not the obligation, to cause the transfer to, and procure the purchase by, any U.S. citizen or a qualified resident of the U.S. or the other contracting state of applicable tax treaty of the number of outstanding shares beneficially owned by any stockholder that are otherwise subject to repurchase under our bye-laws as described above, at fair market value (as determined in the good faith discretion of our board of directors).

Bermuda Law

Our board of directors believes that it is of primary importance that our stockholders are treated fairly and have proper access to and recourse against the company. Bermuda was chosen as our place of incorporation for several reasons, including its acceptability to our working members, who are domiciled around the world, and potential investors. Bermuda has an established corporate law which, coupled with the provisions of our bye-laws, we believe provides stockholders with an appropriate level of protection and rights.

We are an exempted company organized under the Companies Act. The rights of our stockholders, including those persons who will become stockholders in connection with this offering, are governed by Bermuda law and our memorandum of association and bye-laws. The Companies Act differs in some material respects from laws generally applicable to U.S. corporations and their stockholders. The following is a summary of material provisions of Bermuda law and our organizational documents not discussed above.

Dividends

Under Bermuda law, a company may pay dividends that are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would as a result be less than the aggregate of its liabilities and issued share capital and share premium accounts.

Voting Rights

Under Bermuda law, voting rights of stockholders are regulated by the company’s bye-laws and, in certain circumstances, the Companies Act. Our bye-laws generally provide that all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of our common stock and Class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preference shares. Our bye-laws also contain heightened voting requirements and class vote requirements, as described above in “—Common Stock—Voting.”

Classified Board; Removal of Directors

The Companies Act does not contain statutory provisions specifically mandating classified board arrangements for a Bermuda company. However, a Bermuda company may validly provide for a classified board in its bye-laws. Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. In addition, directors may only be removed for cause, by vote of shares representing a majority of the combined voting power of all of our common stock and Class B common stock, voting together as a single class. The existence of a classified board of directors may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling vacancies with its own nominees.

Rights in Liquidation

Under Bermuda law, in the event of a liquidation or winding-up of a company, after satisfaction in full of all claims and creditors and subject to the preferential rights accorded to any series of preference shares and subject to any specific provisions of the company’s bye-laws, the proceeds of the liquidation or winding-up are distributed pro rata among the holders of common shares.

Meetings of Stockholders

Under Bermuda law, a company is required to convene at least one stockholders’ meeting each calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of stockholders holding not less than 10% of the paid-up share capital of the company carrying the right to vote. Bermuda law also requires that stockholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that our board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, we must give each stockholder at least 30 days’ notice of the annual general meeting and at least 10 days’ notice of any special general meeting.

Under Bermuda law, the number of stockholders constituting a quorum at any general meeting of stockholders is determined by the bye-laws of a company. Our bye-laws provide that the presence in person or by proxy of two or more stockholders entitled to attend and vote and holding shares representing more than 50% of the combined voting power constitutes a quorum.

The holders of not less than 5% of the total voting rights of all stockholders or one hundred stockholders, whichever is the lesser, may require the directors to include in the notice for the next annual general meeting of a company any resolution which may properly be moved and is intended to be moved. In addition, such persons may also require the directors to circulate to the other stockholders a statement on any matter which is proposed to be considered at any general meeting.

Access to Books and Records and Dissemination of Information

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s certificate of incorporation, its memorandum of association, including its objects and powers, and any alteration to its memorandum of association. The stockholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements. The register of members of a company is also open to inspection by stockholders without charge and by members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. We maintain a share register in Hamilton, Bermuda. A company is required to keep at its registered office a register of its directors and officers that is open for inspection for not less than two hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for stockholders to inspect or obtain copies of any other corporate records.

Board Actions

Under Bermuda law, at common law, the directors of a Bermuda company owe their fiduciary duty to the company rather than the stockholders. In addition, the Companies Act imposes a specific duty on directors and officers of a Bermuda company to act honestly and in good faith with a view to the best interests of the company and requires them to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Companies Act also imposes various duties on officers of a company with respect to certain matters of management and administration of the company. Our bye-laws provide that some actions are required to be approved by our board of directors. A majority of the directors then in office constitutes a quorum. Actions must be approved by a majority of the directors present and entitled to cast votes at a properly convened meeting of our board of directors, provided, however, that our Chairman of the Board or Chief Executive Officer may be removed or requested to resign or retire from such office or may have the power or authority granted to him or her reduced or limited by our board of directors only upon the recommendation of a majority of the members of our nominating and corporate governance committee to the full board of directors and the approval of a majority of the full board of directors then in office. Notice of any meeting of our board of directors to discuss, resolve or act upon such matter following the recommendation of the nominating and corporate governance committee must be given at least seven business days before the date of such meeting.

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law requires that our directors be individuals, but there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age.

Our bye-laws provide that our directors may (but are not required to) in taking any action (including an action that may involve or relate to a change of control or potential change of control of Lazard Ltd) consider, among other things, the effects that the action may have on other interests or persons (including our stockholders and employees and the communities in which we do business) as long as the director acts honestly and in good faith with a view to the best interests of Lazard Ltd.

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of stockholders of which due notice has been given. An amendment to the memorandum of association, other than an amendment that alters or reduces a company’s share capital, also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion. Our bye-laws may be amended if it is first approved by our board of directors and then is approved by our stockholders by a resolution passed by the requisite vote of our stockholders.

Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company’s issued share capital or any class of issued share capital have the right to apply to the Bermuda Supreme Court for an annulment of any amendment of the memorandum of association adopted by stockholders at any general meeting, other than an amendment that alters or reduces a company’s share capital. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Supreme Court. An application for the annulment of an amendment of the memorandum of association or continuance must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No such application may be made by persons voting in favor of the amendment.

Appraisal Rights and Stockholder Suits

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company, a stockholder of the Bermuda company who is not satisfied that fair value has been offered for his or her shares in the Bermuda company may apply to the Bermuda Supreme Court within one month of notice of the stockholders’ meeting, to appraise the fair value of his or her shares. Under Bermuda law and our bye-laws, the amalgamation of Lazard Ltd with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to first be approved and then recommended by our board of directors and by resolution of our stockholders.

Class actions and derivative actions are generally not available to stockholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a stockholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in violation of the company’s memorandum of association or continuance or bye-laws. Furthermore, consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority stockholders or, for instance, where an act requires the approval of a greater percentage of the company’s stockholders than that which actually approved it.

When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the stockholders, one or more stockholders may apply to the Bermuda Court for an order regulating the company’s conduct of affairs in the future or compelling the purchase of the shares of any stockholder, by other stockholders or by the company.

Discontinuance

Under Bermuda law, an exempted company may be discontinued and be continued in a jurisdiction outside Bermuda as if it had been incorporated under the laws of that other jurisdiction. Our bye-laws provide that our board of directors may exercise all our power to discontinue to another jurisdiction without the need of any stockholder approval.

Mergers and Similar Arrangements

A Bermuda exempted company may acquire the business of another Bermuda exempted company or a company incorporated outside Bermuda when the business of the target company is within the acquiring company’s objects as set forth in its memorandum of association. Any merger or amalgamation first requires the approval of our board of directors and then the approval of our stockholders, by the affirmative vote of a majority of the combined voting power of all of the outstanding common stock and Class B common stock, voting together as a single class, subject to any voting rights granted to holders of any preference shares.

Takeovers

Bermuda law provides that where an offer is made for shares of a company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the non-tendering stockholders to transfer their shares on the terms of the offer.

Dissenting stockholders may apply to the court within one month of the notice objecting to the transfer. The test is one of fairness to the body of the stockholders and not to individuals, and the burden is on the dissentient stockholder to prove unfairness, not merely that the scheme is open to criticism.

In the event of a fundamental transaction, as set forth in the bye-laws, completed within the first year of the date of closing of this offering, holders of the LAZ-MD Holdings exchangeable interests will have the right to participate in that fundamental transaction on the same terms and for the same consideration as our common stock on an as-if-converted basis.

Registration Rights

For a description of registration rights available under the LAZ-MD Holdings stockholders’ agreement, see “Certain Relationships and Related Transactions—LAZ-MD Holdings Stockholders’ Agreement.” Registration rights also will be granted to IXIS. See “—IXIS Investment in Our Common Stock—Registration Rights” and “—IXIS Investment in Exchangeable Debt Securities—Registration Rights.”

Transfer Agent and Registrar

A register of holders of our common stock will be maintained by Codan Services Limited in Bermuda, and a branch register will be maintained in the U.S. by the Bank of New York, who will serve as branch registrar and transfer agent.

Description of Lazard Group Membership Interests

Lazard Group Common Membership Interests

Immediately following this offering and the separation and recapitalization transactions, there will be 100,000,000 Lazard Group common membership interests issued and outstanding (or 105,127,474 assuming that the underwriters exercise their over-allotment option in full), 62,500,000 of which will be beneficially owned by LAZ-MD Holdings and 37,500,000 of which will be beneficially owned by us and certain of our wholly-owned subsidiaries (or 42,627,474 assuming that the underwriters exercise their over-allotment option in full). The profits and losses of Lazard Group will be allocated to holders of the Lazard Group common membership interests after deducting amounts allocated to the Lazard Group participatory interests described below.

The number of outstanding Lazard Group common membership interests owned by us and our wholly-owned subsidiaries will initially equal the number of shares of our common stock outstanding immediately after this offering.

We expect that the net cash proceeds received by Lazard Ltd from any issuance of shares of our common stock, including with regard to the exercise of options issued under the Equity Incentive Plan and an exchange of any of the exchangeable securities will be transferred to Lazard Group in exchange for Lazard Group common membership interests equal in number to such number of shares of common stock.

Pursuant to the terms of our memorandum of association, bye-laws and the master separation agreement, each Lazard Group common membership interest owned by LAZ-MD Holdings is exchangeable on a one-for-one basis with our common stock at any time by a holder of a LAZ-MD Holdings exchangeable interest subject to customary anti-dilution adjustments. See “The Separation and Recapitalization Transactions and the Lazard Organizational Structure.”

Participatory Interests

We also intend to grant participatory interests in Lazard Group to certain of our current and future managing directors in connection with the separation and recapitalization transactions which are described under “Management—Arrangements with Our Managing Directors—Participatory Interest in Lazard Group.”

IXIS Investment in Our Common Stock

We have entered into an investment agreement with IXIS as part of the additional financing transactions. Under the investment agreement, IXIS has agreed to purchase an aggregate of $200 million of securities concurrently with this offering, $150 million of which will be debt securities of a financing subsidiary that are effectively exchangeable into shares of our common stock and $50 million of which will be shares of our common stock. See “Description of Indebtedness—IXIS Investment in Exchangeable Debt Securities.”

Board Composition

In connection with IXIS’s investment in us as part of the additional financing transactions, we have agreed that we will nominate one person designated by IXIS to our board of directors until such time as (1) the shares of our common stock then owned by IXIS, plus (2) the shares of our common stock issuable under the terms of any exchangeable securities issued by us then owned by IXIS, constitute less than 50% of the sum of (a) the shares of our common stock initially purchased by IXIS, plus (b) the shares of our common stock issuable under the terms of any exchangeable securities issued by us initially purchased by IXIS.

Voting

In connection with IXIS’s investment in us as part of the additional financing transactions, until such time as (a) IXIS is no longer entitled to designate a person of its choice to our board of directors, (b) IXIS owns securities representing less than 5% of our outstanding common stock on an as exchanged or as-if-exchanged basis and (c) the arrangements contemplated by the cooperation arrangement are terminated, IXIS has agreed to vote all of our common stock beneficially owned by them in the manner recommended by our board of directors, except that IXIS may freely vote on matters relating to:

•	certain transactions that might involve a change in our control submitted to a vote of our common stockholders,

•	amendments to our organizational documents that may adversely affect the rights of holders of our securities, and

•	matters directly relating to the arrangements contemplated by the cooperation arrangement.

Registration Rights

Pursuant to a registration rights agreement, we have agreed to grant IXIS registration rights with respect to our securities held by them. The IXIS registration rights agreement will provide that holders of those securities generally will have unlimited “piggyback” registration rights. The registration rights agreement also will grant IXIS four demand registration rights requiring that we register the shares of our common stock held by IXIS, provided that the amount of securities subject to such demand constitutes at least 25% of the shares of our common stock held by IXIS and have an aggregate market value in excess of $20 million.

Lock-up Agreements

In connection with its investment as part of the additional financing transactions, IXIS has agreed not to make any disposition, sale, transfer, pledge or hedge (including by way of short selling) or to otherwise encumber any of our securities purchased by them for a period of 545 days from the date of purchase. In addition, following the expiration of the 545 day period, IXIS will not make any transfers of our securities representing more than 2.5% of our then outstanding common stock to any person, entity or group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) that, after giving effect to such transfer, would beneficially own common stock or securities exchangeable for our common stock representing more than 5% of our outstanding common stock or make any transfers to any person, entity or group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) that beneficially owns common stock or securities exchangeable into our common stock representing more than 5% of our outstanding common stock, unless, in either case the transferee agrees in writing to be bound by the transfer restrictions applicable to IXIS.

Limitations on Activities of IXIS

Until such time as (a) IXIS is no longer entitled to designate a person of their choice to our board of directors, (b) IXIS owns securities representing less than 5% of our outstanding common stock on an as-if-exchanged basis and (c) the arrangements contemplated by the cooperation arrangement are terminated, IXIS may not, among other things:

•	acquire, offer to acquire or agree to acquire beneficial ownership of any of our common stock,

•	acquire, offer to acquire or agree to acquire any of our businesses or material assets or any of our subsidiaries,

•	initiate or propose any offer by any third party to acquire, offer to acquire or agree to acquire beneficial ownership of our common stock or any securities convertible into or exerciseable or exchangeable for any other of our voting securities,

•	initiate, propose or enter into any merger, tender offer, business combination, sale or other disposition outside of the ordinary course of business of any material portion of our assets or any of our subsidiaries or other extraordinary transaction involving us or any of our subsidiaries,

•	call, or seek to call, a meeting of our stockholders,

•	act, alone or in concert with others, to seek to affect or influence the control of our board of directors or our management, or our business, operations, affairs or policies,

•	initiate or propose any stockholder proposal or make, or in any way participate in, directly or indirectly, any solicitation of proxies to vote, or seek to influence any stockholder with respect to the voting of our securities,

•	form, join or in any way participate in a group for the purpose of acquiring, holding, voting or disposing of any of our securities, or

•	propose, or agree to, or enter into any discussions, negotiations or arrangements with, or provide any confidential information to, any third party with respect to any of the foregoing.

Preemptive Rights

In connection with IXIS’s investment as part of the additional financing transactions, we have agreed that for so long as IXIS is entitled to designate a person of their choice to our board of directors, in the event of a sale by us of any of our common stock (or any securities convertible into or exercisable or exchangeable for our common stock) in a broadly distributed, underwritten public offering (or broadly distributed offering made in compliance with Regulation S under the Securities Act of 1933, as amended), in which the consideration to be received by us consists solely of cash, other than any offer or sale of securities (a) to working partners or employees of Lazard Group or LAZ-MD Holdings, (b) relating to a merger, amalgamation, consolidation or acquisition or (c) relating to a strategic transaction, IXIS shall be entitled to purchase an amount of such securities so as to maintain their proportionate share of ownership of our common stock.

Delaware Law

The terms of share capital of corporations incorporated in the U.S., including Delaware, differ from corporations incorporated in Bermuda. The following discussion highlights material differences of the rights of a stockholder of a Delaware corporation compared with the rights of our stockholders under Bermuda law.

Under Delaware law, a corporation may indemnify its director or officer (other than in action by or in the right of of the corporation) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if such director or officer (i) acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and (ii) with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware law provides that a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of stockholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote is required for stockholder action, and the affirmative vote of a plurality of shares is required for the election of directors. With certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair value of the shares held by such stockholder (as determined by a court) in lieu of the consideration such stockholder would otherwise receive in the transaction.

Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Delaware law permits corporations to have a classified board of directors. Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or by-laws to call a special meeting of stockholders. Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders.

Delaware law permits any stockholder to inspect or obtain copies of a corporation’s stockholder list and its other books and records for any purpose reasonably related to such person’s interest as a stockholder.

Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law, and the court generally has discretion in such actions to permit the winning party to recover attorneys’ fees.

DESCRIPTION OF THE EQUITY SECURITY UNITS

The Units

Concurrently with the closing of this offering and as part of the additional financing transactions, we will be selling, by means of a separate prospectus, 6.625% equity security units for total gross offering proceeds of $287.5 million. Each unit will consist of and represent:

(1)	a purchase contract pursuant to which:

•	the holder will agree to purchase, and Lazard Ltd will agree to sell, for $25, shares of our common stock on May 15, 2008, which we refer to in this prospectus as the “stock purchase date,” the number of which will be determined based on the trading price of our common stock during a period preceding that date, calculated in the manner described below, and

•	Lazard Ltd will pay the holder contract adjustment payments on a quarterly basis at the annual rate of 0.505% of the stated amount of $25, subject to its right to defer such payments, as specified below, and

(2)	a 1/40, or 2.5%, ownership interest in a senior note of Lazard Group Finance with a principal amount of $1,000, on which Lazard Group Finance will pay interest at the initial annual rate of 6.120% until a successful remarketing of the senior notes and at the reset rate, which is described below, thereafter. Interest will be payable quarterly in arrears through and including the stock purchase date and, thereafter, semi-annually in arrears.

The ownership interest in the senior note initially will be pledged to secure the holder’s obligations under the purchase contract. If a special event redemption, as described below, occurs prior to a successful remarketing, specified treasury securities will replace the ownership interest in a senior note as a component of each unit and will be pledged to the collateral agent for Lazard Ltd’s benefit to secure the holder’s obligations under the purchase contract.

If a holder desires to have the senior note released from the pledge, such holder may at any time on or before the second business day prior to the stock purchase date (subject to certain exceptions) substitute specified U.S. Treasury securities for the senior note (or, after a special event redemption, as described below, the specified pledged treasury securities) as collateral, thereby creating what we refer to as a stripped unit.

Lazard Ltd will be permitted to assign its rights and obligations under the purchase contracts, including settlement and the making of the contract adjustment payments, to any wholly-owned subsidiary of Lazard Ltd, but only if, and for so long as, the assignment does not adversely affect the holders of the purchase contracts or our common stockholders. Any incremental cost, including tax, that would be imposed on or payable by a holder as a result of an assignment will be considered to be an adverse effect, except to the extent Lazard Ltd or its assignee fully compensates the holders for the cost. Notwithstanding an assignment, Lazard Ltd will remain a primary obligor under the purchase contracts and will satisfy, or cause the assignee to satisfy, the obligations under the purchase contracts.

The Purchase Contracts

The purchase contract underlying a unit obligates the holder to purchase, and Lazard Ltd to sell, for $25, on May 15, 2008, a number of newly issued shares of our common stock. We will determine the number of shares the holder will receive by the settlement rate described below, based on the closing price of shares of our common stock during a specified period prior to the stock purchase date. Lazard Ltd will pay the holder quarterly contract adjustment payments on the purchase contracts at the annual rate of 0.505% of the stated amount of $25 per purchase contract, subject to Lazard Ltd’s right to defer these payments until the stock purchase date. Lazard Ltd will accrue additional contract adjustment payments on any deferred installments of contract adjustment payments at a rate of 0.505% per year until paid, compounded quarterly, up to but excluding the stock purchase date, unless the purchase contract has been earlier settled or terminated.

In the event that Lazard Ltd elects to defer the payment of contract adjustment payments on the purchase contracts until the stock purchase date, each holder of normal units and stripped units will receive on the stock purchase date in respect of the deferred contract adjustment payments, in lieu of a cash payment, a number of shares of our common stock equal to the sum of the “share amounts” calculated for each of the 20 trading days beginning on April 15, 2008. For each of those 20 trading days, the share amount shall be equal to (a) the aggregate amount of deferred contract adjustment payments payable to the holder divided by (b) the product of 20 multiplied by the closing price of the common stock for the respective trading day.

In the event Lazard Ltd exercises its option to defer the payment of contract adjustment payments, then until the deferred contract adjustment payments have been paid, in general, it cannot declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of Lazard Ltd’s capital stock.

The Senior Notes

The senior notes will be senior, unsecured obligations of Lazard Group Finance equal in right of payment to all of its existing and future unsecured and unsubordinated indebtedness. The senior notes will mature (a) in the event of a successful remarketing, on any date no earlier than May 15, 2010 and no later than May 15, 2035, as we may elect, (b) in the event of a failed remarketing, on the stock purchase date and (c) otherwise on May 15, 2035. Each senior note will initially bear interest at the rate of 6.120% per year, payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing August 15, 2005, with the last quarterly payment occurring on May 15, 2008. After that date, interest will be paid semiannually in arrears on May 15 and November 15 of each year, through the maturity date of the senior notes.

Lazard Group Finance will use the net proceeds from the ESU offering to purchase notes from Lazard Group, the terms of which are described below. The Lazard Group notes will be pledged to secure the obligations of Lazard Group Finance under the senior notes. The ability of Lazard Group Finance to pay its obligations under the senior notes depends on its ability to obtain interest and principal payments on the Lazard Group notes. The Lazard Group notes will have the following terms and conditions:

•	the aggregate principal amount of the Lazard Group notes will be equal to the aggregate principal amount of the senior notes,

•	the notes will accrue interest at a rate equivalent to the interest rate applicable from time to time on the senior notes,

•	the notes will mature on the same date as the senior notes,

•	the notes will be a senior, unsecured obligation of Lazard Group, ranking pari passu with all other senior, unsecured indebtedness of Lazard Group, and

•	the notes will be issued in denominations of $1,000 and integral multiples thereof.

As noted above, the Lazard Group notes will be a senior, unsecured obligation of Lazard Group. The senior notes and the Lazard Group notes, however, will rank effectively junior to the indebtedness of any subsidiary of Lazard Group. As of December 31, 2004, on a pro forma basis, there was approximately $1.7 billion of liabilities and other obligations including certain minority interests (other than intercompany liabilities and obligations) of subsidiaries of Lazard Group that would have ranked senior to the senior notes and the Lazard Group notes as a result of this structural subordination. The senior notes and the Lazard Group notes do not limit the ability of Lazard Ltd, or Lazard Group or any of their respective subsidiaries to incur indebtedness.

Remarketing

Through a remarketing by a nationally-recognized investment banking firm, the senior notes held by the holders of normal units (as well as separately held senior notes) that are participating in the remarketing will be sold and the net cash proceeds, less the remarketing fee, will be paid directly to Lazard Ltd in settlement of the obligations of the holders of normal units to purchase shares of our common stock. Upon a remarketing of the senior notes, the interest rate, payment dates and maturity date on the Lazard Group notes also will be reset on the same terms such that the interest rate, payment dates and maturity date on the Lazard Group notes are the same as those for the senior notes.

A holder of normal units may elect not to participate in any remarketing and, instead, may retain the ownership interests in senior notes underlying those normal units by delivering to the collateral agent, in respect of each senior note to be retained, cash in the amount and on the date specified in the remarketing notice to satisfy its obligations under the related purchase contracts. Whether or not a holder of normal units participates in the remarketing, the interest rate, payment dates and maturity date on the senior notes that form part of those units nevertheless will be reset if the remarketing is successful.

Reset Rate

The senior notes will bear interest from the original issuance date. If the senior notes are successfully remarketed, they will pay interest at the reset rate, described below, from the settlement date of a successful remarketing until they mature. The reset rate will be the rate sufficient to cause the then current market value of each outstanding senior note to be equal to 100.5% of the principal amount of the senior note. We anticipate that the settlement date of any successful remarketing will be on or before May 15, 2008.

The reset rate will be determined by the remarketing agent during the seven business day period beginning on the ninth business day prior to the stock purchase date and ending on the third business day prior to the stock purchase date. If the remarketing agent fails to remarket the senior notes participating in the remarketing by the end of the third business day immediately preceding the stock purchase date, Lazard Ltd will be entitled to exercise its rights as a secured party with respect to such senior notes and, subject to applicable law, may retain the pledged senior notes or treasury securities, as the case may be, or sell them in one or more public or private sales to satisfy in full such holder’s obligation to purchase shares of common stock under the related purchase contracts.

The reset of the interest rate on the senior notes in connection with a successful remarketing will not change the amount of the interest due to holders of normal units on the stock purchase date, which will be at the initial annual rate of 6.120%.

Special Event Redemption

If a special event occurs and is continuing, Lazard Group Finance may, at its option, redeem the senior notes in whole, but not in part, at any time at the redemption price for each senior note referred to below. If, following the occurrence of a special event, Lazard Group Finance exercises its option to redeem the senior notes, the proceeds of the redemption will be payable in cash to the holders of the senior notes. If a special event redemption occurs prior to a successful remarketing of the senior notes, the redemption price for the senior notes forming part of normal units at the time of the special event redemption will be distributed to the collateral agent, who in turn will purchase the applicable treasury portfolio described below on behalf of the holders of normal units and remit the remainder of the redemption price, if any, to a purchase contract agent for payment to such holders. The treasury portfolio will be substituted for the redeemed senior notes and will be pledged to the collateral agent to secure the obligations of the holders of the normal units to purchase the shares of common stock under the purchase contracts.

“Special event ” means either a redemption accounting event or a tax event.

“Redemption accounting event ” means the receipt, at any time prior to the earlier of the date of any successful remarketing of the senior notes and the stock purchase date, by the audit committee of our Board of Directors of a written report in accordance with Statement on Auditing Standards (“SAS”) No. 97, “Amendment to SAS No. 50—Reports on the Application of Accounting Principles,” from our independent auditors, provided at the request of management, to the effect that, as a result of any change in accounting rules or interpretations thereof after the date of this prospectus, we must either (a) account for the purchase contracts under SAFS No. 133, Accounting for Derivative Instruments and Hedging Activities (or otherwise mark-to-market or measure the fair value of all or any portion of the purchase contacts with changes appearing in our statement of income. (or any successor accounting standard) or (b) account for the units using the if-converted method under SFAS 128 Earnings Per Share (or any successor accounting standard), and that such accounting treatment will cease to apply upon redemption of the senior notes.

“Tax event ” means the receipt by Lazard Group Finance of an opinion of nationally recognized tax counsel to the effect that there is more than an insubstantial increase in the risk that interest payable by Lazard Group Finance on the senior notes on the next interest payment date is not, or within 90 days of the date of such opinion, will not be deductible, in whole or in part, by Lazard Group for U.S. federal income tax purposes as a result of (i) any amendment to, change in, or announced proposed change in, the laws, or any regulations thereunder, of the U.S. or any political subdivision or taxing authority thereof or therein affecting taxation (other than any such amendment, change or announced proposed change to the so-called “earnings stripping” provisions of Section 163(j) of the Code, which limit the ability of U.S. corporations to deduct interest on certain debt owed to or guaranteed by related foreign persons), (ii) any amendment to or change in an official interpretation or application of any such laws or regulations by any legislative body, court, governmental agency or regulatory authority or (iii) any official interpretation, pronouncement or application that provides for a position with respect to any such laws or regulations that differs from the generally accepted position on the date of this prospectus, which amendment, change or proposed change is effective or which interpretation or pronouncement is announced on or after the date of the prospectus for the equity security units.

If a special event redemption occurs prior to a successful remarketing of the senior notes, the treasury portfolio to be purchased on behalf of the holders of the normal units will consist of a portfolio of zero coupon U.S. treasury securities consisting of (i) interest or principal strips of U.S. treasury securities that mature on or prior to the stock purchase date, in an aggregate amount equal to the aggregate principal amount of the senior notes included in the normal units on the special event redemption date and (ii) with respect to each scheduled interest payment date on the senior notes that occurs after the special event redemption date, and on or before May 15, 2008, interest or principal strips of U.S. treasury securities that mature on or prior to that interest payment date in an aggregate amount equal to the aggregate interest payment that would be due on the aggregate principal amount of the senior notes included in the normal units on that date if the interest rate of the senior notes were not reset, on the applicable remarketing date. These treasury securities would be non-callable by Lazard Group Finance.

“Redemption price” means for each senior note, whether or not included in a normal unit, the greater of (a) the principal amount of the senior notes and (b) the product of the principal amount of the senior note and a fraction the numerator of which is the treasury portfolio purchase price and the denominator of which is, in the case of a special event redemption occurring prior to a successful remarketing of the senior notes, the aggregate principal amount of senior notes included in normal units, and in the case of a tax event redemption date occurring after a successful remarketing of the senior notes, the aggregate principal amount of the senior notes. Depending on the amount of the treasury portfolio purchase price, the redemption amount could be less than or greater than the principal amount of the senior notes.

Settlement

The settlement rate is the number of newly issued shares of common stock that Lazard Ltd is obligated to sell, and the holder of the unit is obligated to purchase, upon settlement of a purchase contract on the stock purchase date. The number of shares of common stock the holder will receive will depend on the price of our common stock on each of the 20 trading days beginning on April 15, 2008. On each of those 20 trading days, a formula will be applied to that day’s closing price for our common stock, and the results of the 20 days’ calculations will be added to determine the total number of shares of common stock that the holder will receive on the stock purchase date. Under that formula, the settlement rate for each purchase contract, subject to any then applicable anti-dilution adjustments, will be an amount equal to the sum of:

•	for each of those 20 trading days on which the closing price for Lazard Ltd’s common stock is less than or equal to the reference price (as defined below), a fraction of a share of Lazard Ltd’s common stock per purchase contract equal to:

1/20 x $25/reference price,

•	for each of those 20 trading days on which the closing price for Lazard Ltd’s common stock is greater than the reference price but less than the threshold appreciation price (as defined below), a fraction of a share of Lazard Ltd’s common stock per purchase contract equal to:

1/20 x $25/closing price,

and

•	for each of those 20 trading days on which the closing price for Lazard Ltd’s common stock is greater than or equal to the threshold appreciation price, a fraction of a share of Lazard Ltd’s common stock per purchase contract equal to:

1/20 x $25/threshold appreciation price.

The “reference price” is $25.00, which is the initial public offering price of Lazard Ltd’s common stock. The “threshold appreciation price” is $30.00, which is 120% of the reference price.

In addition to the remarketing, the holder’s obligations under the purchase contract may be satisfied:

•	if the holder has elected not to participate in the remarketing by delivering treasury securities to secure its obligations under the purchase contract and, in certain other circumstances, through the application of the cash payments received upon maturity of the treasury securities,

•	through the early delivery of cash to the purchase contract agent on or prior to the thirteenth business day prior to the stock purchase date,

•	by delivering a notice to settle for cash along with the requisite amount of cash on the thirteenth business day prior to the stock purchase date, or

•	if Lazard Ltd is involved in a merger, acquisition or consolidation prior to the stock purchase date in which at least 30% of the consideration for the shares of common stock consists of cash or cash equivalents, through an early settlement.

In addition, the purchase contracts, our related rights and obligations and those of the holders of the units, including their obligations to purchase shares of our common stock, will automatically terminate upon the occurrence of bankruptcy, insolvency or reorganization of Lazard Ltd, Lazard Group or Lazard Group Finance. Upon termination, the senior notes or treasury securities pledged to secure the holder’s obligations under the purchase contract will be released and distributed to the holder.

Listing

Our equity security units have been approved for listing on the NYSE under the symbol “LDZ”.

Accounting Treatment

The proceeds from the sale of the units will be allocated between the purchase contracts and the senior notes based on the fair value of each at the date of the offering. We expect the fair value of each purchase contract to be $0.

We expect to recognize the present value of the quarterly purchase contract adjustment as a liability with an offsetting reduction in stockholders’ equity. There may be circumstances that would require us to record the purchase contract at fair value, with subsequent changes in fair value reported in earnings and disclosed in the financial statements. The quarterly purchase contract adjustment payments will be allocated between the liability recognized at the date of issuance and the interest expense based on a constant rate calculation over the term of the purchase contract.

The quarterly and, after successful remarketing, semi-annual interest payments on the senior notes will be recognized as interest expense.

The purchase contracts are forward transactions in shares of our common stock. Upon settlement of a purchase contract, Lazard Ltd will receive $25 on that purchase contract and will issue the requisite number of shares of our common stock. The $25 Lazard Ltd receives will be credited to stockholders’ equity and allocated between our common stock and additional paid-in capital.

Fees and expenses incurred in connection with this offering will be allocated between the senior notes and the purchase contracts. The amount allocated to the senior notes will be deferred and recognized as interest expense over the term of the senior notes. The amount allocated to the purchase contracts will be charged to stockholders’ equity.

DESCRIPTION OF INDEBTEDNESS

The following are summaries of the material terms and conditions of our principal indebtedness.

Credit Facilities

Lazard Group entered into a commitment letter dated April 14, 2005 that provides that, subject to customary conditions precedent for transactions of this nature, including the consummation of this offering, a group of lenders will provide a five-year $125 million revolving credit facility for Lazard Group and a separate $25 million subordinated credit facility for Lazard Frères & Co. LLC, our U.S. broker dealer. The Lazard Frères & Co. LLC facility will be a four-year revolving credit facility, and then will continue as a term loan facility for an additional year. Each facility will contain customary affirmative and negative covenants and events of default for facilities of this type. The facilities will, among other things, limit the ability of the borrower to incur debt, grant liens, pay dividends, enter into mergers or to sell all or substantially all of its assets. In addition, each facility will contain financial covenants that must be maintained. The Lazard Frères & Co. LLC facility is intended to qualify as a satisfactory subordination agreement in accordance with the applicable NASD rules and regulations.

Lazard Group Senior Notes

Concurrently with this offering and as part of the additional financing transactions, we are privately placing $550 million aggregate principal amount of 7.125% senior notes due May 15, 2015. Interest on the notes is due on May 15 and November 15 of each year, commencing on November 15, 2005, and the maturity date of the notes is May 15, 2015. The notes are unsecured.

The indenture governing the Lazard Group senior notes will contain covenants that limit our ability and that of our subsidiaries, subject to important exceptions and qualifications, to, among other things create a lien on any shares of capital stock of any designated subsidiary, and consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries. The indenture governing the Lazard Group Senior Notes also may contain a customary make-whole provision in the event of early redemption.

Lazard Group Finance Senior Notes

Each unit of the equity security units issued in the ESU offering will consist of a purchase contract which will obligate the holder to purchase, and Lazard Ltd to sell, for $25 newly issued shares of our common stock on May 15, 2008 and a 1/40, or 2.5%, ownership interest in a 6.120% senior note of Lazard Group Finance with a principal amount of $1,000. The senior notes will be senior obligations of Lazard Group Finance. Lazard Group will issue Lazard Group notes to Lazard Group Finance in connection with the ESU offering. See “Description of the Equity Security Units.”

IXIS Investment in Exchangeable Debt Securities

Exchangeable Debt Securities

We have entered into an investment agreement with IXIS as part of the additional financing transactions. Under the investment agreement, IXIS has agreed to purchase an aggregate of $200 million of securities concurrently with this offering, $150 million of which will be debt securities of a financing subsidiary that are effectively exchangeable into shares of our common stock and $50 million of which will be shares of our common stock. “Description of Capital Stock—IXIS Investment in Our Common Stock.” Lazard Group will issue Lazard Group notes to the financing subsidiary. Any such Lazard Group notes will have the same terms as the Lazard Group notes issued in the ESU offering. In the event that we choose to issue exchangeable debt securities with terms other than those agreed to by IXIS in the investment agreement, IXIS will have ten business days to choose to accept those securities. If they do not so choose, the investment agreement with IXIS will terminate automatically.

The features of the exchangeable debt securities to be purchased by IXIS will be as agreed with IXIS and will be the same as those we sell to the public in a registered public offering or qualified institutional investors in a private placement. The price per security to be paid by IXIS will be equal to the initial public offering price in a registered public offering of securities or the price offered to qualified institutional investors in a private placement of securities, as the case may be. With respect to the exchangeable debt securities, IXIS or one of its affiliates will receive underwriting fees or commissions equal in percentage terms to those paid to the underwriters for the public offering or private placement of the exchangeable debt securities. Our obligation to sell any securities to IXIS will be conditioned upon the completion of this offering and our decision to issue the agreed upon exchangeable debt securities. IXIS’s obligation to purchase any securities from us will be conditioned upon (a) the completion of this offering in an aggregate amount not less than $500 million, exclusive of the amount invested by IXIS, (b) the acceptance for listing of our common stock on the NYSE, subject to official notice of issuance and other customary initial listing conditions, and (c) the completion of the public offering or private placement of exchangeable debt securities in an aggregate amount of not less than $200 million exclusive of the amount invested by IXIS. IXIS has informed us that it has relied upon descriptions of Bruce Wasserstein’s intention to roll forward his historical partner interest into Lazard Ltd, and, with respect to the other working partners, the non-compete undertakings and the undertakings relating to their equity interests, in the aggregate. Consequently, in the event that there were to occur prior to the completion of this offering a fundamental change in either of the arrangements which would materially and adversely affect this offering, IXIS has stated that it reserves the right to void its undertaking to make the agreed upon investment.

Board Composition

In connection with IXIS’s investment in us as part of the additional financing transactions, we have agreed that we will nominate one person designated by IXIS to our board of directors until such time as: (i) the shares of our common stock then owned by IXIS, plus (ii) the shares of our common stock issuable under the terms of any exchangeable securities issued by us then owned by IXIS, constitute less than 50% of the sum of (x) the shares of our common stock initially purchased by IXIS, plus (y) the shares of our common stock issuable under the terms of any exchangeable securities issued by us initially purchased by IXIS.

Registration Rights

Pursuant to a registration rights agreement, we have agreed to grant IXIS registration rights with respect to our securities held by them. The IXIS registration rights agreement will provide that holders of those securities generally will have unlimited piggyback registration rights. The registration rights agreement also will grant IXIS one demand registration right requiring that we register the debt securities held by IXIS, provided that the amount of securities subject to such demand constitutes at least 33% of the debt securities held by IXIS.

MATERIAL U.S. FEDERAL INCOME TAX AND BERMUDA TAX

CONSIDERATIONS

The following summary of our taxation and the taxation of our stockholders is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase common shares. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.

The following legal discussion (including, and subject to, the matters and qualifications set forth in such discussion) of the material tax considerations under (1) “Taxation of Stockholders—Bermuda Taxation,” to the extent they are statements of Bermuda law, constitutes the opinion of Conyers Dill & Pearman, special Bermuda counsel to Lazard Ltd, and (2) “Taxation of Stockholders—U.S. Federal Income Taxation” to the extent they are conclusions as to the application of U.S. federal income tax law, constitutes the opinion of Wachtell, Lipton, Rosen & Katz, special U.S. counsel to Lazard Ltd. The advice of such firms does not include any factual or accounting matters, determinations or conclusions, such as amounts and computations or facts relating to the business, income, activities, or ownership of Lazard. The discussion is based upon current law, including the Code. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to holders of common shares. The tax treatment of a holder of common shares, or of a person treated as a holder of common shares for federal income, state, local or foreign tax purposes, may vary depending on the holder’s particular tax situation. Statements contained herein as to the beliefs, expectations and conditions of Lazard and its subsidiaries, as they relate to the application of such tax laws or facts, represent the view of management and do not represent the opinions of counsel. PROSPECTIVE INVESTORS (INCLUDING ALL NON-U.S. PERSONS AS DEFINED BELOW) SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF OWNING COMMON SHARES UNDER THE LAWS OF THEIR COUNTRIES OF CITIZENSHIP, RESIDENCE, ORDINARY RESIDENCE OR DOMICILE.

Taxation of Lazard and Its Subsidiaries

Bermuda

At the present time, Lazard Ltd is not subject to any Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax. Lazard Ltd has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to Lazard Ltd or to any of Lazard Ltd’s operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda.

United States

Partnership Status of Lazard Ltd.    In connection with Lazard Ltd’s formation, Lazard Ltd made an election to be treated as a partnership for U.S. federal income tax purposes. An entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss, and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.

Because Lazard Ltd is a “publicly traded partnership” within the meaning of Section 7704(b) of the Code, Lazard Ltd will be taxable as a corporation unless 90% or more of its gross income (which does not include the income of its corporate subsidiaries) for each taxable year beginning with the current year is “qualifying income.” For this purpose, qualifying income includes interest (other than interest derived in the conduct of a financial business), dividends, and gains from capital assets held for the production of interest or dividends. Although certain of Lazard Group’s corporate subsidiaries will conduct a financial business (which gives rise to income that would not be qualifying income), Lazard Ltd does not believe, on the basis of all the facts and circumstances, that it will be treated as conducting a financial business within the meaning of Section 7704 of the Code. However, the IRS may challenge this position. While we intend to manage our affairs so that Lazard Ltd will meet the 90% test in each taxable year, we may not, however, be able to do so.

Wachtell, Lipton, Rosen & Katz is of the opinion that, on the basis of factual statements and representations made by us, including statements and representations as to the manner in which we intend to manage our affairs, Lazard Ltd will be treated as a partnership and not as a corporation for U.S. federal income tax purposes. The remainder of this discussion assumes that Lazard Ltd will be so treated. However, opinions of counsel are not binding upon the IRS or any court, and the IRS may challenge this conclusion and a court may sustain such a challenge.

U.S. Subsidiaries and Effectively Connected Income of Non-U.S. Subsidiaries.    Lazard Group has been structured as a limited liability company, which is treated as a partnership for U.S. federal income tax purposes. As members of Lazard Group, certain U.S. subsidiaries of Lazard Ltd will be subject to U.S. federal income tax on a net income basis on their share of the income of Lazard Group and its subsidiaries. In addition, certain non-U.S. subsidiaries of Lazard Ltd will be subject to U.S. federal income tax on a net income basis on the income of Lazard Group and its subsidiaries that is “effectively connected” with their conduct of a trade or business in the U.S. In addition, those non-U.S. Lazard Ltd subsidiaries will be subject to a “branch profits” tax on their “effectively connected earnings and profits” (as determined for U.S. federal income tax purposes), with certain adjustments. The branch profits tax is imposed at a rate of 30%, unless an applicable income tax treaty provides for a lower rate. The eligibility of Lazard Ltd’s non-U.S. subsidiaries for treaty benefits depends upon their being “qualified residents” of their country, which in turn depends upon, among other things, at least 50% of the principal class their shares being considered “ultimately owned” by U.S. citizens or persons that are “qualified residents” of the U.S. or of the treaty partner. We expect that these subsidiaries initially will be eligible for benefits under the income tax treaty between the U.S. and relevant foreign country, which provides for a maximum branch profits tax rate of 5%. This requirement may not, however, be satisfied in any taxable year and we may not be able to document that fact to the satisfaction of the IRS.

Recently enacted legislation provides that non-U.S. corporations meeting certain ownership, operational and other tests may be treated as U.S. corporations for U.S. federal income tax purposes and, thus, be subject to U.S. federal income tax on their worldwide income. Lazard Ltd does not believe this legislation or any regulation promulgated within the scope of the legislation’s regulatory authority will apply to Lazard Ltd or its non-U.S. subsidiaries. See “Risk Factors—Risks Related to Our Business—In the event of a change or adverse interpretation of relevant income tax law, regulation or treaty, or a failure to qualify for treaty benefits, our overall tax rate may be substantially higher than the rate used for purposes of our pro forma financial statements.”

Personal Holding Companies.    Any of Lazard Ltd’s U.S. subsidiaries could be subject to additional U.S. tax on a portion of its income if any of them is considered to be a personal holding company, or “PHC,” for U.S. federal income tax purposes. A U.S. corporation generally will be classified as a PHC for U.S. federal income tax purposes in a given taxable year if (1) at any time during the last half of such taxable year, five or fewer individuals (without regard to their citizenship or residency and including as individuals for this purpose certain entities such as certain tax-exempt organizations and pension funds) own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the stock of the corporation by value and (2) at least 60% of the corporation’s adjusted ordinary gross income, as determined for U.S. federal income tax purposes, for such taxable year consists of “PHC income” (which includes, among other things, dividends, interest, royalties, annuities and, under certain circumstances, rents). The PHC rules do not apply to non-U.S. corporations.

We believe that five or fewer individuals or tax-exempt organizations will be treated as owning more than 50% of the value of our shares. Consequently, one or more of our U.S. subsidiaries could be or become PHCs, depending on whether any such subsidiaries satisfy the PHC gross income test. We intend to cause our subsidiaries to manage their affairs in a manner that reduces the possibility that any of them will meet the 60% income threshold. We cannot be certain, however, that Lazard Ltd’s subsidiaries will not become PHCs following this offering or in the future.

If any of Lazard Ltd’s U.S. subsidiaries is or were to become a PHC in a given taxable year, such company would be subject to an additional 15% PHC tax on its “undistributed PHC income,” which generally includes the company’s taxable income, subject to certain adjustments. For taxable years beginning after December 31, 2008, the PHC tax rate on “undistributed PHC income” will be equal to the highest marginal rate on ordinary income applicable to individuals. Consequently, if Lazard Ltd’s U.S. subsidiaries were to become PHCs, the amount of PHC income may be material.

Taxation of Stockholders

Bermuda Taxation

Under current Bermuda law, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our stockholders in respect of our common stock.

U.S. Federal Income Taxation

The following summary sets forth the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common shares. Unless otherwise stated, this summary deals only with stockholders that are U.S. Persons (as defined below) who purchase their common shares in this offering, who did not own (directly or indirectly, through foreign entities or constructively) shares of Lazard Ltd prior to this offering and who hold their common shares as capital assets within the meaning of Section 1221 of the Code. The following discussion is only a discussion of the material U.S. federal income tax matters as described herein and does not purport to address all of the U.S. federal income tax consequences that may be relevant to a particular stockholder in light of such stockholder’s specific circumstances. For example, if a partnership holds our common shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common shares, you should consult your tax advisor. In addition, except as expressly stated, the following summary does not address the U.S. federal income tax consequences that may be relevant to special classes of stockholders who may be subject to special rules or treatment under the Code, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities, financial asset securitization investment trusts, dealers or traders in securities, tax-exempt organizations, expatriates, any person who owns or is deemed to own 10% or more of the total combined voting power of all classes of shares of Lazard Ltd entitled to vote, any person who holds common shares as part of a hedging or conversion transaction or as part of a short-sale or straddle or any individual who is a non-U.S. Person (as defined below) and who is present in the U.S. for 183 days or more in a taxable year. This discussion does not include any description of the tax laws of any state or local governments within the U.S. and this discussion does not address any aspects of estate and gift taxation.

For purposes of this discussion, the term “U.S. Person” means (1) a citizen or resident of the U.S., (2) a corporation created or organized in or under the laws of the U.S., or any political subdivision thereof (including the District of Columbia), (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (4) a trust if either (a) a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust or (b) the trust has a valid election in effect to be treated as a U.S. Person for U.S. federal income tax purposes or (5) any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing. The term “non-U.S. Person” means any person other than a U.S. Person.

Partner Status.    Beneficial owners of shares who are also stockholders of record of Lazard Ltd will be treated as partners of Lazard Ltd for U.S. federal income tax purposes. Beneficial owners whose common shares are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common shares also will be treated as partners of Lazard Ltd for U.S. federal income tax purposes.

A beneficial owner of common shares whose common shares have been transferred to a short seller to complete a short sale would appear to lose its status as a partner with respect to these common shares for U.S. federal income tax purposes. Please read “—Treatment of Shares Lent to Short Sellers.”

Flow-Through of Taxable Income.    Lazard Ltd will not pay any U.S. federal income tax. Instead, each stockholder will be required to report on its income tax return its allocable share of Lazard Ltd’s income, gains, losses, and deductions without regard to whether corresponding cash distributions are received by that stockholder. Although we generally intend to operate our business so that Lazard Ltd’s only net income consists of dividends received from its subsidiaries (and possibly interest), and we intend to allocate that income to the stockholders of Lazard Ltd to whom it is distributed, a stockholder may be allocated a share of Lazard Ltd’s income even if it has not received a cash distribution. Each stockholder must include in income its allocable share of our income, gain, loss, and deduction for our taxable year ending with or within such stockholder’s taxable year.

We expect that Lazard Ltd’s gross income will be derived principally from distributions on, and redemptions of, shares of its wholly-owned subsidiaries’ stock. Such distributions and redemptions will be taxable as dividend income to the extent of the payor corporation’s current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, then treated as a tax-free return of capital to the extent of our basis in the payor corporation’s stock, and thereafter taxed as capital gain.

To the extent received by Lazard Ltd from a U.S. subsidiary, such dividend income received before 2009 that is allocable to individual Lazard Ltd stockholders that are U.S. Persons should be eligible for reduced rates of tax, provided that certain holding period requirements are satisfied.

Subject to the discussions below relating to the potential application of the passive foreign investment company, or “PFIC,” rules to Lazard Ltd’s non-U.S. subsidiaries, dividend income received from Lazard Ltd’s non-U.S. subsidiary before 2009 that is allocable to individual Lazard Ltd stockholders that are U.S. Persons should be characterized as “qualified dividend income” eligible for reduced rates of tax, provided that certain holding period requirements are satisfied and that the payor corporation is a “qualified resident” of the relevant treaty partner as described above.

Treatment of Distributions.    Lazard Ltd’s distributions to a stockholder generally will not be taxable to the stockholder for U.S. federal income tax purposes to the extent of its tax basis in its common shares immediately before the distribution. Lazard Ltd’s cash distributions in excess of a stockholder’s tax basis generally will be considered to be gain from the sale or exchange of the common shares, taxable in accordance with the rules described under “—Dispositions of Common Shares” below. Any reduction in a stockholder’s share of Lazard Ltd’s liabilities, if any, for which no partner bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that stockholder. A decrease in a stockholder’s percentage interest in Lazard Ltd because of Lazard Ltd’s issuance of additional common shares would decrease its share of Lazard Ltd’s nonrecourse liabilities, if any, and thus would result in a corresponding deemed distribution of cash. However, we generally intend to operate Lazard Ltd’s business so that Lazard Ltd has no direct “nonrecourse liabilities.”

Basis of Common Shares.    A stockholder will have an initial tax basis for its common shares equal to the amount it paid for the common shares plus its share of Lazard Ltd’s nonrecourse liabilities, if any. That basis will be increased by its share of Lazard Ltd income and by any increases in its share of Lazard Ltd’s nonrecourse liabilities, if any. That basis will be decreased, but not below zero, by distributions from Lazard Ltd, by the stockholder’s share of Lazard Ltd’s losses, by any decrease in its share of Lazard Ltd’s nonrecourse liabilities (if any) and by its share of Lazard Ltd expenditures that are not deductible in computing our taxable income and are not required to be capitalized.

Limitations on Deductibility of Our Losses.    Because we do not expect Lazard Ltd to hold any significant assets other than stock of its subsidiaries, Lazard Ltd will likely incur losses, if any, only under limited circumstances, including, potentially, upon a sale of some or all of the stock of its subsidiaries. If Lazard Ltd were to incur any losses, a stockholder’s use of such losses could be limited under the “at risk” or “passive loss” rules.

The deduction by a stockholder of its share of Lazard Ltd’s losses will be limited to the tax basis in its common shares and, in the case of an individual stockholder or a corporate stockholder that is subject to the “at risk” rules, to the amount for which the stockholder is considered to be “at risk” with respect to Lazard Ltd’s activities, if that is less than its tax basis. In general, a stockholder will be at risk to the extent of the tax basis of its common shares, excluding any portion of that basis attributable to its share of Lazard Ltd’s nonrecourse liabilities (if any), reduced by any amount of money it borrows to acquire or hold its common shares, if the lender of those borrowed funds owns an interest in Lazard Ltd, is related to the stockholder, or can look only to the common shares for repayment. A stockholder’s at risk amount will generally increase or decrease as the tax basis of the stockholder’s common shares increases or decreases. A stockholder must recapture losses deducted in previous years to the extent that distributions cause its at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a stockholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that its tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a common share, any gain recognized by a stockholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations may no longer be used.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities only to the extent of the taxpayer’s income from those passive activities. A passive activity is defined as any activity that involves the conduct of a trade or business in which the taxpayer does not materially participate or any rental activity. We anticipate that the manner in which Lazard Ltd conducts its operations will not constitute the conduct of a trade or business for purposes of the passive activity loss rules. Consequently, these rules are not expected to apply to holders of our common stock. We cannot be certain, however, that Lazard Ltd’s manner of operations will not change and that holders of our common stock will not become subject to the passive activity loss rules following this offering or in the future.

Prospective investors should consult their tax advisor as to the effects of the at risk and/or passive activity loss rules.

Limitations on Interest Deductions.    The deductibility of a non-corporate taxpayer’s “investment interest” expense is generally limited to the amount of that taxpayer’s “net investment income.” The IRS has announced that Treasury Regulations will be issued that characterize net passive income (as determined under the passive loss limitation rules) from a publicly-traded partnership as investment income for this purpose. In addition, the stockholder’s share of Lazard Ltd’s dividend and interest income will be treated as investment income, although “qualified dividend income” subject to reduced rates of tax in the hands of an individual, as described above, will only be treated as investment income if the individual stockholder elects to treat such dividend as ordinary income not subject to reduced rates of tax. Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment,

•	Lazard Ltd’s interest expense attributed to portfolio income, if any, and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a stockholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common share. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

Allocation of Income, Gain, Loss and Deduction.    In general, if Lazard Ltd has a net profit or net loss, its items of income, gain, loss and deduction are allocated among the stockholders in accordance with their particular percentage interests in Lazard Ltd. However, we generally intend to operate our business so that Lazard Ltd’s only net income consists of dividends received from its subsidiaries (and possibly interest), and we intend to allocate that income to the stockholders of Lazard Ltd to whom it is distributed.

Special rules generally apply to determine the allocation of a partnership’s items of income, deduction, gain and loss related to “contributed property” (other than cash). Such special rules will have limited relevance to our stockholders because such rules will generally not adversely affect stockholders who purchase their shares directly from Lazard Ltd for cash.

An allocation of items of Lazard Ltd’s income, gain, loss or deduction, will generally be given effect for U.S. federal income tax purposes in determining a partner’s distributive share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s distributive share of an item will be determined on the basis of the partner’s interest in Lazard Ltd, which will be determined by taking into account all the facts and circumstances, including the partner’s relative contributions to Lazard Ltd, the interests of the partners in economic profits and losses, the interests of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.

Although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of Lazard Ltd’s income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

Treatment of Shares Lent to Short Sellers.    A stockholder whose common shares are loaned to a “short seller” to cover a short sale of common shares may be considered as having disposed of ownership of those common shares. If so, the stockholder would no longer be a partner with respect to those common shares during the period of the loan and, although the stockholder will receive no cash, the stockholder may recognize gain or loss from the disposition, which will generally be capital gain or loss as described below under “—Dispositions of Common Shares.” As a result, during this period:

•	any of Lazard Ltd’s income, gain, deduction or loss with respect to those common shares would not be reportable by the stockholder,

•	any cash distributions received by the stockholder with respect to those common shares would be fully taxable, and

•	all of these distributions would appear to be treated as ordinary income.

The holding period of a stockholder whose common shares are loaned to a “short seller” to cover a short sale of common shares will restart when the common shares are returned to the stockholder. Stockholders desiring to ensure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common shares. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Shares—Recognition of Gain or Loss.” Stockholders whose common shares are loaned to a “short seller” should consult their own tax advisors with respect to their status as partners of Lazard Ltd for U.S. federal income tax purposes.

Dispositions of Common Shares

Recognition of Gain or Loss.    A stockholder will recognize gain or loss on a sale of common shares equal to the difference between the amount realized and the stockholder’s tax basis for the common shares sold. A stockholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received plus its share of Lazard Ltd’s nonrecourse liabilities, if any. Because the amount realized includes a stockholder’s share of Lazard Ltd’s nonrecourse liabilities, if any, the gain recognized on the sale of common shares could result in a tax liability in excess of any cash received from the sale. However, we generally intend to operate our business so that Lazard Ltd has no direct “nonrecourse liabilities.”

Prior distributions from Lazard Ltd that decreased a stockholder’s tax basis in that common share will, in effect, become taxable income if the common share is sold at a price greater than the stockholder’s tax basis in that common share, even if the price is less than its original cost.

Except as noted below (and, if applicable, under “—Passive Foreign Investment Companies”) gain or loss recognized by a stockholder on the sale or exchange of a common share will generally be taxable as capital gain or loss and as long-term capital gain or loss if the common shares were held for more than 12 months, subject (in the case of stockholders who are individuals) to tax at a maximum U.S. federal income tax rate of 15%. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. On the other hand, a selling stockholder who can identify common shares transferred with an ascertainable holding period may elect to use the actual holding period of the common shares transferred. A stockholder electing to use the actual holding period of common shares transferred must consistently use that identification method for all subsequent sales or exchanges of common shares.

Section 754 Election.    Lazard Ltd will make the election permitted by Section 754 of the Code. The election is irrevocable without the consent of the IRS. The election generally permits Lazard Ltd to adjust a common share purchaser’s tax basis in Lazard Ltd’s assets (“inside basis”) under Section 743(b) of the Code to reflect the common share purchaser’s purchase price. This election does not apply to a person who purchases common shares directly from Lazard Ltd. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner’s inside basis in Lazard Ltd’s assets will be considered to have two components, (1) its share of Lazard Ltd’s tax basis in Lazard Ltd’s assets (“common basis”) and (2) its Section 743(b) adjustment to that basis.

Because we do not expect Lazard Ltd to hold any significant assets other than stock of its subsidiaries, Lazard Ltd’s Section 754 election will likely not be relevant to Lazard Ltd’s stockholders except if Lazard Ltd sells, or is treated as selling, all or part of the stock of its subsidiaries. Generally, a Section 754 election is advantageous to a transferee stockholder if such stockholder’s tax basis in its common shares is higher than the common shares’ share of the aggregate tax basis of Lazard Ltd’s assets immediately prior to the transfer. In that case, as a result of the election, the transferee stockholder would have a higher tax basis in its share of Lazard Ltd’s assets for purposes of calculating, among other items, its share of any gain or loss on a sale of Lazard Ltd’s assets. Conversely, a Section 754 election is disadvantageous to a transferee stockholder if such stockholder’s tax basis in its common shares is lower than those common shares’ share of the aggregate tax basis of Lazard Ltd’s assets immediately prior to the transfer. Thus, the fair market value of the common shares may be affected either favorably or adversely by the election.

The calculations involved in the Section 754 election are complex, and we will make them on the basis of assumptions as to the value of Lazard Ltd’s assets and other matters. The determinations we make may be successfully challenged by the IRS and any allocations resulting from them may be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, Lazard Ltd may seek permission from the IRS to revoke its Section 754 election (although Lazard Ltd will be required to make similar adjustments to a partner’s inside basis in its assets under certain circumstances even if no Section 754 election is in effect). If Lazard Ltd successfully revokes its Section 754 election, a subsequent purchaser of common shares may be allocated more income than it would have been allocated had the election not been revoked.

Constructive Termination.    Subject to the electing large partnership rules described below, Lazard Ltd will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in Lazard Ltd’s capital and profits within a 12-month period. Lazard Ltd’s termination would result in the closing of Lazard Ltd’s taxable year for all stockholders. In the case of a stockholder reporting on a taxable year other than a fiscal year ending December 31, the closing of Lazard Ltd’s taxable year may result in more than 12 months of Lazard Ltd’s taxable income or loss being includable in its taxable income for the year of termination. Lazard Ltd would be required to make new tax elections after a termination, including a new election under Section 754 of the Code. A termination could also result in penalties if Lazard Ltd were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Passive Foreign Investment Companies.    In general, a foreign corporation will be a PFIC during a given year if (1) 75% or more of its gross income constitutes “passive income” or (2) 50% or more of its assets produce passive income.

If any of Lazard Ltd’s direct non-U.S. subsidiaries were characterized as a PFIC during a given year, U.S. Persons holding common shares would be subject to adverse U.S. federal income tax consequences, including a penalty tax at the time of the sale at a gain of, or receipt of an “excess distribution” with respect to, their shares, unless such persons made a “qualified electing fund election” or “mark-to-market” election. For these purposes, stock of a PFIC that is owned by Lazard Ltd is considered as owned proportionately by Lazard Ltd’s stockholders. It is uncertain that Lazard Ltd would be able to provide its stockholders with the information necessary for a U.S. Person to make a “qualified electing fund election” with respect to Lazard Ltd’s non-U.S. subsidiaries.

We believe that none of Lazard’s non-U.S. subsidiaries should be treated as a PFIC. However, actual determination of PFIC status is fundamentally factual in nature and cannot be made until the close of the applicable taxable year. Moreover, we cannot be certain that the IRS will not challenge this position and that a court will not sustain such challenge. Prospective investors should consult their tax advisor as to the effects of the PFIC rules.

U.S. Federal Income Tax Considerations for Non-U.S. Persons.    Ownership of our common shares by non-U.S. Persons raises special U.S. federal income tax considerations. To the extent Lazard Ltd receives dividends from a U.S. subsidiary, distributions of such dividend income to Lazard Ltd stockholders who are non-U.S. Persons will be subject to U.S. withholding tax at a rate of 30%. A non-U.S. Person’s ability to lower such withholding rate under an applicable income tax treaty will likely be limited due to special rules under the Code relating to hybrid entities, such as Lazard Ltd, which is a partnership for U.S. federal income tax purposes but which may not be under the laws of the non-U.S. Person’s country of residence.

To the extent Lazard Ltd receives dividends from a non-U.S. subsidiary, distributions of such dividend income to Lazard Ltd stockholders who are non-U.S. Persons will not be subject to U.S. tax, unless such income were deemed to be effectively connected with a trade or business conducted by Lazard Ltd or the recipient stockholder in the U.S.

While we intend to manage our affairs so that Lazard Ltd will not be engaged in a trade or business in the U.S., we may not, however, be able to do so. If Lazard Ltd were engaged in a trade or business in the U.S., non-U.S. Persons that own our common shares will be considered to be engaged in business in the U.S. and will be subject to U.S. federal income tax on a net income basis at regular rates on “effectively connected income.”

Lazard Ltd will be required to pay withholding tax with respect to the portion of Lazard Ltd’s income that is “effectively connected” with the conduct of a U.S. trade or business and which is allocable to non-U.S. Persons that hold our common shares. Under rules applicable to publicly-traded partnerships, Lazard Ltd will withhold taxes on actual cash distributions attributable to effectively connected income made quarterly to stockholders that are non-U.S. Persons at the highest marginal rate applicable to individuals at the time of the distribution. Each stockholder that is a non-U.S. Person must obtain a taxpayer identification number from the IRS and submit that number to Lazard Ltd’s transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for the taxes withheld or to claim the benefits of an applicable tax treaty. A change in applicable law may require us to change these procedures.

If Lazard Ltd is unable to avoid being considered to be engaged in a trade or business in the U.S., a foreign corporation that owns common shares may be subject to U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of Lazard Ltd’s income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country of which the foreign corporate stockholder is a “qualified resident.” In addition, this type of stockholder is subject to special information reporting requirements under Section 6038C of the Code.

A stockholder that is a non-U.S. Person will be subject to U.S federal income tax upon the sale or disposition of Lazard Ltd’s common stock to the extent that such stockholder recognizes gain upon such sale or disposition and such gain is effectively connected with a U.S. trade or business of the stockholder. The IRS has concluded in a published ruling that a stockholder’s gain will be treated as effectively connected with a U.S. trade or business of the stockholder to the extent Lazard Ltd is treated as engaged in a U.S. trade or business through a fixed place of business in the U.S. and the stockholder’s gain is attributable to Lazard Ltd’s U.S. source property.

Administrative Matters

Information Returns.    We intend to furnish to each stockholder, within 90 days after the close of each calendar year, specific tax information, which describes each stockholder’s share of Lazard Ltd’s income, gain, loss and deduction for its preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the stockholder’s share of income, gain, loss and deduction. Any of those conventions may not yield a result that conforms to the requirements of the Code, regulations or administrative interpretations of the IRS. The IRS may successfully contend in court that those accounting and reporting conventions are impermissible. Any challenge by the IRS could negatively affect the value of the common shares.

Elective Procedures for Large Partnerships.    The Code allows large partnerships to elect streamlined procedures for income tax reporting. This election would reduce the number of items that must be separately stated on the Schedules K-1 that are issued to the stockholders, and such Schedules K-1 would have to be provided to stockholders on or before the first March 15 following the close of each taxable year. In addition, this election would prevent Lazard Ltd, which will be taxed as a partnership for U.S. federal income tax purposes, from suffering a “technical termination” (which would close our taxable year) if, within a twelve month period, there is a sale or exchange of 50 percent or more of Lazard Ltd’s total interests. When eligible, Lazard Ltd may make such an election.

Backup Withholding.    For each calendar year, Lazard Ltd will report to its U.S. stockholders and to the IRS the amount of distributions that it pays, and the amount of tax (if any) that it withholds on these distributions. Under the backup withholding rules, you may be subject to backup withholding tax with respect to distributions paid unless you: (i) are a corporation or come within another exempt category and demonstrate this fact when required or (ii) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules. Exempt stockholders who are U.S. Persons should indicate their exempt status on a properly completed IRS Form W-9. A non-U.S. Person may qualify as an exempt recipient by submitting a properly completed IRS Form W-8BEN. Backup withholding is not an additional tax; the amount of any backup withholding from a payment to a stockholder will be allowed as a credit against such stockholder’s U.S. federal income tax liability and may entitle the stockholder to a refund.

Treatment of Amounts Withheld.    If Lazard Ltd or any of its subsidiaries is required to withhold any U.S. tax on distributions made to any stockholder or to Lazard Ltd that are allocable to any stockholder, Lazard Ltd or such subsidiary will pay such withheld amount to the IRS. That payment, if made, will be treated as a distribution of cash to the stockholder with respect to whom the payment was made and will reduce the amount of cash to which such stockholder would otherwise be entitled.

Nominee Reporting.    Persons who hold an interest in Lazard Ltd as a nominee for another person are required to furnish to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee,

(b) whether the beneficial owner is:

(1) a person that is not a U.S. Person,

(2) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or

(3) a tax-exempt entity;

(c) the amount and description of common shares held, acquired or transferred for the beneficial owner, and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. Persons and specific information on common shares they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Code for failure to report that information to Lazard Ltd. The nominee is required to supply the beneficial owner of the common shares with the information furnished to Lazard Ltd.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the common stock. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future. Upon completion of this offering, there will be 37,500,000 shares of common stock outstanding (or 42,627,474 shares assuming the underwriters exercise their over-allotment option in full). Of the shares of common stock outstanding, 34,183,162 shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act. In addition, we will have 62,500,000 shares of our common stock reserved for issuance in connection with the LAZ-MD Holdings exchangeable interests.

The following table reflects the timetable for exchangeability of the LAZ-MD Holdings exchangeable interests assuming continued employment of the current managing directors. As described below, exchangeability may be accelerated under certain circumstances as described in “Management—Arrangements with Our Managing Directors—The Retention Agreements in General—LAZ-MD Holdings Exchangeable Interests” and “Certain Relationships and Related Transactions—Relationship with LAZ-MD Holdings and LFCM Holdings—Master Separation Agreement—LAZ-MD Holdings Exchangeable Interests.”

Anniversary of offering	Number of additional shares of common stock that are expected to become available for exchange under LAZ-MD Holdings exchangeable interests
First	223,449
Second	592,493
Third	20,127,211
Fourth	19,702,760
Fifth	20,448,230
Sixth	—
Seventh	—
Eighth	1,405,857

Total	62,500,000

The equity security units to be issued as part of the additional financing transactions will be effectively exchangeable into up to 17,500,000 shares of our common stock on the third anniversary of purchase. We expect that shares of common stock issued upon settlement of the purchase contracts relating to the equity security units will be freely tradeable upon issuance. The shares of our common stock that IXIS will acquire as part of the additional financing transactions generally may not be transferred for a period of 545 days from the date of purchase, but thereafter may be transferred or sold under certain circumstances. See “Description of Our Capital Stock—Securities Issued in the Additional Financing Transactions.” Under limited, agreed upon circumstances, a few of our European managing directors will have the right to cause an early exchange of a portion of their exchangeable interests. In addition, between the first and third anniversaries of this offering, a limited number of our managing directors will be entitled to exchange a portion of their LAZ-MD Holdings exchangeable interests in connection with their anticipated future retirement from us. Our Chief Executive Officer, who has elected to exchange his interests for shares of our common stock in lieu of the cash consideration in the redemption, will hold shares of our common stock after this offering that will be available for resale upon expiration of the underwriters’ lock-up arrangements, subject to compliance with the Securities Act. See “The Separation and Recapitalization Transactions and the Lazard Organizational Structure—The Separation and Recapitalization Transactions—The Recapitalization of LAZ-MD Holdings and Lazard Group” and “The Separation and Recapitalization Transactions and the Lazard Organizational Structure—The Separation and Recapitalization Transactions—Exchange of Working Member Interests for LAZ-MD Holdings Interests.”

The shares of common stock to be received upon exchange of the LAZ-MD Holdings exchangeable interests will constitute “restricted securities” for purposes of the Securities Act. As a result, absent registration under the Securities Act or compliance with Rule 144 thereunder or an exemption therefrom, these shares of common stock will not be freely transferable to the public.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who beneficially owns “restricted securities” may not sell those securities until they have been beneficially owned for at least one year. Thereafter, the person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, or

•	the average weekly trading volume of the common stock on the NYSE during the four calendar weeks preceding the filing with the SEC of a notice on the SEC’s Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice and availability of current public information about Lazard Ltd.

Under Rule 144(k), a person who is not, and has not been at any time during the 90 days preceding a sale, an affiliate of Lazard Ltd and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate) is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. See “Certain Relationships and Related Transactions—LAZ-MD Holdings Stockholders’ Agreement—Registration Rights.”

We intend to file a registration statement on Form S-8 with the SEC to register the shares of common stock and other securities being offered under our Equity Incentive Plan. See “Management—The Equity Incentive Plan.” We also will grant registration rights in connection with the LAZ-MD Holdings stockholders’ agreement. See “Certain Relationships and Related Transactions—LAZ-MD Holdings Stockholders’ Agreement.”

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is acting as sole book-running manager of this offering and is acting as the representative of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	10,262,277
Citigroup Global Markets Inc.	4,527,474
Lazard Frères & Co. LLC	2,112,821
Merrill Lynch, Pierce, Fenner & Smith Incorporated	4,527,474
Morgan Stanley & Co. Incorporated	4,527,474
Credit Suisse First Boston LLC	2,112,821
J.P. Morgan Securities Inc.	2,112,821
Allen & Company LLC.	240,000
BNY Capital Markets, Inc.	240,000
A.G. Edwards & Sons, Inc.	240,000
Jefferies & Company, Inc.	240,000
Legg Mason Wood Walker, Incorporated	240,000
Raymond James & Associates, Inc.	240,000
SG Cowen & Co., LLC	240,000
Sandler O’Neill & Partners, L.P.	240,000
Stifel, Nicolaus & Company, Incorporated	240,000
Wells Fargo Securities, LLC	240,000
Blaylock & Company, Inc.	160,000
Brean Murray & Co., Inc.	160,000
Dominick & Dominick LLC	160,000
Guzman & Company	160,000
Janney Montgomery Scott LLC	160,000
Putnam Lovell Securities Inc.	160,000
Ryan, Beck & Co.	160,000
C.E. Unterberg, Towbin	160,000
Utendahl Capital Partners, L.P.	160,000
The Williams Capital Group, L.P.	160,000

Total	34,183,162

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The completion of this offering is conditioned upon the consummation of the concurrent ESU offering and the debt offering.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 5,127,474 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 5,127,474 additional shares.

Paid by Lazard	No Exercise	Full Exercise
Per Share	$1.25	$1.25
Total	$42,728,952.50	$49,138,295.00

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.75 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all of the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

Each of us, our directors and officers and all of our stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. In addition, in connection with their participation in this offering, we have requested that each of the underwriters commit to specified limitations on their ability to hire our managing directors or employees and such underwriters have agreed to abide by such commitments for a specified period of time.

The 180-day restricted period described in the preceding paragraph will be automatically extended if during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event or prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event. This agreement does not apply to the shares of common stock underlying any future awards granted under the Equity Incentive Plan. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price has been negotiated between us and the representative. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our and LAZ-MD Holdings’ management and the consideration of the above factors in relation to market valuation of companies in related businesses.

The common stock has been approved for listing on the NYSE under the symbol “LAZ”. In order to meet one of the requirements for listing shares of our common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of our common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company’s stock and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of shares of our common stock. As a result, the price of shares of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

The Lazard Capital Markets division has agreed to purchase approximately 5% of the shares being offered in this offering. After the offering, because the Lazard Capital Markets division is a member of the NYSE and because of its relationship to us, it does not intend to make markets in or recommendations regarding the purchase or sale of the common stock. This may adversely affect the trading market for the common stock.

Also, because of the relationship between us and the Lazard Capital Markets division, this offering is being conducted in accordance with Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. That rule requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. Goldman, Sachs & Co. is serving in that capacity and has performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. Goldman, Sachs & Co. will receive $10,000 from us as compensation for such role.

The underwriters may not confirm sales to discretionary accounts without the prior written approval of the customer.

Each underwriter has represented, warranted and agreed that: (a) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the U.K. except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the U.K. within the meaning of the Public Offers of Securities Regulations 1995; (b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and (c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the U.K.

The shares may not be offered or sold, transferred or delivered as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises, which, as an ancillary activity, regularly trade or invest in securities.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation, subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $22,484,000.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they have received or may receive customary fees and expenses. We and our affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriters and their affiliates on customary terms and for customary fees. An indirect, wholly-owned subsidiary of Lazard Group will be participating in the distribution of this offering. Affiliates of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are lenders in a senior subordinated credit facility provided to Lazard Frères & Co. LLC. An affiliate of Citigroup Global Markets Inc. also is a lender in an existing senior credit facility provided to one of our affiliates in London. An affiliate of J.P. Morgan Securities Inc. also is a lender in an existing senior credit facility provided to one of our affiliates in Paris. None of these credit facilities will be repaid with the proceeds of this offering. Additionally, certain employees of some of the underwriters and their affiliates have invested their personal assets in various funds managed by our affiliates.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Conyers Dill & Pearman, Bermuda. The validity of the shares of common stock offered hereby will be passed upon for the underwriters by Appleby Spurling Hunter. We have been represented by Wachtell, Lipton, Rosen & Katz, and the underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York. Cravath, Swaine & Moore LLP has, from time to time, represented, and will continue to represent, us, our managing directors and our affiliates, for which it has received, and will receive, customary fees and reimbursement of expenses.

EXPERTS

The consolidated financial statements as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, in Washington, D.C., a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus is a part of the registration statement and, as permitted by the SEC’s rules, does not contain all of the information presented in the registration statement. For further information with respect to us, Lazard Group and the common stock offered hereby, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto. The registration statement, including the exhibits and schedules thereto, is also available for reading and copying at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

We also have filed a registration statement on Form S-1 (File No. 333-123463) relating to the ESU offering. You also may review a copy of that registration statement at the SEC’s public reference room in Washington, D.C. as well as through the SEC’s internet site.

As a result of this offering, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at www.lazard.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

*	The historical consolidated financial statements reflect the historical results of operations and financial position of Lazard LLC (the “Company” or “Lazard Group”), including the separated businesses, for all periods presented. Accordingly, the historical financial statements do not reflect what the results of operations and financial position of Lazard Ltd or the Company would have been had these companies been stand-alone, public companies for the periods presented. Specifically, the historical results of operations do not give effect to the following matters:

•	The separation of the Company’s Capital Markets and Other activities, which consists of equity, fixed income and convertibles sales and trading, broking, research and underwriting services, merchant banking fund management activities outside of France and specified non-operating assets and liabilities.

•	Payment for services rendered by the Company’s managing directors, which, as a result of the Company operating as a limited liability company, historically has been accounted for as distributions from members’ capital, or in some cases as minority interest, rather than as compensation and benefits expense. As a result, the Company’s operating income historically has not reflected payments for services rendered by its managing directors. After this offering, Lazard Ltd will include all payments for services rendered by its managing directors in employee compensation and benefits expense.

•	U.S. corporate federal income taxes, since the Company has operated in the U.S. as a limited liability company that was treated as a partnership for U.S. federal income tax purposes. As a result, the Company’s income has not been subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners. Outside the U.S., the Company historically has operated principally through subsidiary corporations and has been subject to local income taxes. Income taxes shown on the Company’s historical consolidated statements of income are attributable to taxes incurred in non-U.S. entities and to New York City Unincorporated Business Tax (“UBT”) attributable to the Company’s operations apportioned to New York City.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

Lazard LLC:

We have audited the accompanying consolidated statements of financial condition of Lazard LLC and subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of income, cash flows and changes in members’ equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/    Deloitte & Touche LLP

New York, New York

March 14, 2005

LAZARD LLC

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2003 AND 2004

(in thousands)

	December 31,
	2003	2004
ASSETS
Cash and cash equivalents	$315,817	$273,668
Cash and securities segregated for regulatory purposes	82,737	82,631
Marketable investments	182,040	112,467
Securities purchased under agreements to resell	166,674	153,681
Securities owned—at fair value:
Bonds—Corporate	379,405	397,258
Non-U.S. Government and agency securities	49,463	53,528
U.S. Government and agency securities pledged as collateral	38,755	98,342
Equities	28,412	48,101

	496,035	597,229
Swaps and other contractual agreements	700	666
Securities borrowed	891,976	852,266
Receivables—net:
Fees	242,340	284,376
Customers	129,336	130,668
Banks	127,721	346,285
Brokers and dealers	77,015	128,979
Other	14,684	1,216

	591,096	891,524

Long-term investments	214,429	202,644
Other investments	4,009	9,118
Property—net	192,476	199,453
Goodwill	16,547	17,205
Other assets	102,693	106,672

Total assets	$3,257,229	$3,499,224

See notes to consolidated financial statements.

LAZARD LLC

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION—(Continued)

DECEMBER 31, 2003 AND 2004

(in thousands)

	December 31,
	2003	2004
LIABILITIES AND MEMBERS’ EQUITY
Notes payable	$57,911	$70,777
Securities sold under agreements to repurchase	109,351	196,338
Securities sold, not yet purchased—at fair value:
Bonds—Corporate	76,480	76,425
U.S. Government and agency securities	20,575	133,775
Equities	13,562	22,281

	110,617	232,481
Swaps and other contractual agreements	3,222	4,619
Securities loaned	616,706	624,918
Payables:
Banks	340,464	379,797
Customers	207,618	178,728
Brokers and dealers	21,979	43,057

	570,061	601,582

Accrued employee compensation	181,043	204,898
Capital lease obligations	62,167	51,546
Other liabilities	541,348	652,547
Subordinated loans	200,000	200,000
Mandatorily redeemable preferred stock	100,000	100,000

Total liabilities	2,552,426	2,939,706

Commitments and contingencies
Minority interest	169,078	174,720
Members’ equity (including $49,777 and $18,058 of accumulated other comprehensive income, net of tax)	535,725	384,798

Total liabilities and members’ equity	$3,257,229	$3,499,224

See notes to consolidated financial statements.

LAZARD LLC

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(in thousands)

	Year Ended December 31,
	2002	2003	2004
REVENUE
Investment banking and other advisory fees	$521,994	$676,001	$642,367
Money management fees	444,114	346,955	430,727
Commissions	60,896	53,003	65,526
Trading gains and losses—net	62,231	42,499	35,508
Underwriting	23,888	27,821	54,585
Investment gains (losses), non-trading—net	25,796	18,212	31,968
Interest income	63,973	47,025	47,373
Other	26,770	22,029	20,126

Total revenue	1,229,662	1,233,545	1,328,180
Interest expense	63,383	50,161	53,875

Net revenue	1,166,279	1,183,384	1,274,305

OPERATING EXPENSES
Employee compensation and benefits	469,037	481,212	573,779
Premises and occupancy costs	82,121	98,412	96,668
Professional fees	67,862	56,121	73,547
Travel and entertainment	41,225	45,774	50,822
Communications and information services	30,103	34,199	38,848
Equipment costs	20,527	21,422	26,239
Other	79,359	56,890	56,640

Total operating expenses	790,234	794,030	916,543

OPERATING INCOME	376,045	389,354	357,762

Provision for income taxes	38,583	44,421	28,375

INCOME ALLOCABLE TO MEMBERS BEFORE MINORITY INTEREST AND EXTRAORDINARY GAIN	337,462	344,933	329,387

Minority interest	40,015	94,550	87,920

INCOME ALLOCABLE TO MEMBERS BEFORE EXTRAORDINARY GAIN	297,447	250,383	241,467
Extraordinary gain	—	—	5,507

NET INCOME ALLOCABLE TO MEMBERS	$297,447	$250,383	$246,974

See notes to consolidated financial statements.

LAZARD LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(in thousands)

	Year Ended December 31,
	2002	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income allocable to Members	$297,447	$250,383	$246,974
Adjustments to reconcile net income allocable to Members to net cash provided by operating activities:
Noncash charges included in net income allocable to Members:
Depreciation and amortization	12,156	13,994	16,938
Minority interest	40,015	94,550	87,920
(Increase) decrease in operating assets:
Cash and securities segregated for regulatory purposes	558,700	(19,654)	106
Securities purchased under agreements to resell	247,132	(70,911)	11,444
Securities owned, at fair value and swaps and other contractual agreements	676,528	(10,017)	(71,505)
Securities borrowed	(239,570)	(420,916)	39,710
Receivables	(106,008)	101,149	(254,382)
Marketable and long-term investments	136,058	(190,433)	101,504
Other assets	14,275	8,301	(2,965)
Increase (decrease) in operating liabilities:
Securities sold under agreements to repurchase	(510,439)	27,419	82,919
Securities sold, not yet purchased, at fair value and swaps and other contractual agreements	(288,017)	40,572	122,743
Securities loaned	201,539	415,167	8,212
Payables	(610,181)	(110,948)	(8,633)
Accrued employee compensation and other liabilities	7,429	77,865	45,296

Net cash provided by operating activities	437,064	206,521	426,281

CASH FLOWS FROM INVESTING ACTIVITIES
Consolidation of VIEs, net of cash	—	—	110
Proceeds from formation of strategic alliance in Italy	—	100,000	—
Additions to property	(22,938)	(56,230)	(19,012)
Disposals and retirements of property	4,995	10,208	8,606

Net cash (used in) provided by investing activities	(17,943)	53,978	(10,296)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of subordinated debt relating to strategic alliance in Italy	—	200,000	—
Distributions to Members and capital withdrawals, net of issuance of interests to LAM Members in 2003 of $27,483 relating to formation of LAM	(395,017)	(381,141)	(366,182)
Proceeds from notes payable	19,729	1,636	15,046
Repayment of notes payable	(11,844)	(22,914)	(2,179)
Repayment of capital lease obligations	(7,490)	(11,647)	(14,242)
Repayment of subordinated loans	(2,968)	(2,367)	—
Proceeds from subordinated loans	2,367	—	—
Net capital contributions and distributions from (to) minority interest stockholders	(14,605)	(70,862)	(102,330)

Net cash used in financing activities	(409,828)	(287,295)	(469,887)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	9,538	10,100	11,753

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,831	(16,696)	(42,149)
CASH AND CASH EQUIVALENTS—Beginning of year	313,682	332,513	315,817

CASH AND CASH EQUIVALENTS—End of year	$332,513	$315,817	$273,668

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$59,448	$39,722	$41,639

Income taxes	$89,885	$19,458	$61,877

See notes to consolidated financial statements.

LAZARD LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(in thousands)

	Capital and Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Tax	Total Members’ Equity
BALANCE—January 1, 2002	$741,759	$(37,062)	$704,697

Comprehensive income (loss):
Net income allocable to Members	297,447	—	297,447
Other comprehensive income—net of tax:
Currency translation adjustments	—	46,923	46,923
Minimum pension liability adjustments	—	(5,139)	(5,139)

Comprehensive income	297,447	41,784	339,231

Distributions and withdrawals to Members	(395,017)	—	(395,017)

BALANCE—December 31, 2002	644,189	4,722	648,911

Comprehensive income (loss):
Net income allocable to Members	250,383	—	250,383
Other comprehensive income—net of tax:
Currency translation adjustments	—	51,042	51,042
Minimum pension liability adjustments	—	(5,987)	(5,987)

Comprehensive income	250,383	45,055	295,438

Distributions and withdrawals to Members	(408,624)	—	(408,624)

BALANCE—December 31, 2003	485,948	49,777	535,725

Comprehensive income (loss):
Net income allocable to Members	246,974	—	246,974
Other comprehensive income—net of tax:
Currency translation adjustments	—	29,890	29,890
Minimum pension liability adjustments	—	(61,609)	(61,609)

Comprehensive income (loss)	246,974	(31,719)	215,255

Distributions and withdrawals to Members	(366,182)	—	(366,182)

BALANCE—December 31, 2004	$366,740	$18,058	$384,798

See notes to consolidated financial statements.

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, unless otherwise noted)

1.    ORGANIZATION

Lazard LLC (collectively referred to with its subsidiaries as the “Company” or “Lazard Group”) is a Delaware limited liability company. The Company is governed by its Amended and Restated Operating Agreement dated as of January 1, 2002 (the “Operating Agreement”).

The Company’s principal activities are divided into three business segments:

•	Financial Advisory, which includes providing advice on mergers, acquisitions, restructurings and other financial matters,

•	Asset Management, which includes the management of equity and fixed income securities and merchant banking funds, and

•	Capital Markets and Other, which consists of equity, fixed income and convertibles sales and trading, broking, research and underwriting services, merchant banking fund management activities outside of France and specified non-operating assets and liabilities.

In addition, the Company records selected other activities in Corporate, including cash and marketable investments, certain long-term investments, and the Company’s Paris-based Lazard Frères Banque SA (“LFB”). LFB is a registered bank regulated by the Banque de France. LFB’s primary operations include commercial banking, the management of the treasury positions of the Company’s Paris House through its money market desk and, to a lesser extent, credit activities relating to securing loans granted to clients of Lazard Frères Gestion (“LFG”) and custodial oversight over assets of various clients. In addition, LFB also operates many support functions of the Paris House. The Company also allocates outstanding indebtedness to Corporate.

The consolidated financial statements include the Company’s principal operating subsidiaries, Lazard Frères & Co. LLC (“LFNY”), a New York limited liability company, along with its subsidiaries, including Lazard Asset Management LLC and its subsidiaries (collectively referred to as “LAM”); Lazard Frères SAS and Maison Lazard SAS, along with its subsidiaries, including LFB (collectively referred to as “LFP”), French limited liability companies; and Lazard & Co., Limited (“LCL”), through Lazard & Co., Holdings Limited, an English private limited company (“LCH”); together with their jointly-owned affiliates and subsidiaries.

See Note 18 for information regarding a contemplated initial public offering and separated businesses.

2.    SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s policy is to consolidate all majority-owned subsidiaries in which it has a controlling financial interest as well as variable interest entities where the Company is deemed to be the primary beneficiary (Note 3). All material intercompany transactions and balances have been eliminated.

The consolidated financial statements are presented in U.S. dollars. Many of the Company’s non-U.S. subsidiaries have a functional currency (i.e., the currency in which operational activities are primarily conducted) that is other than the U.S. dollar, generally the currency of the country in which such subsidiaries are domiciled. Such subsidiaries’ assets and liabilities are translated into U.S. dollars

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

at year-end exchange rates, while revenue and expenses are translated at average exchange rates during the year. Adjustments that result from translating amounts from a subsidiary’s functional currency are reported as a component of Members’ equity. Foreign currency remeasurement gains and losses on transactions in non-functional currencies are included on the consolidated statements of income.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions regarding certain trading inventory valuations, compensation liabilities and other matters that affect reported amounts of assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ materially from those estimates.

Cash and Cash Equivalents—The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less, other than those used for trading purposes.

Cash and Securities Segregated for Regulatory Purposes—At December 31, 2003 and 2004, cash and securities with a market value of $35,971 and $27,200, respectively, were deposited in a special reserve account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. The remaining balance at December 31, 2003 and 2004 of $46,766 and $55,431, respectively, relates to restricted cash deposits made by the Company to satisfy the requirements of various non-U.S. regulatory authorities.

Marketable and Long-Term Investments—“Marketable investments” and “long-term investments” consist principally of investments in exchange traded funds, merchant banking and alternative investment funds, and other privately managed investments. These investments are carried at fair value on the consolidated statements of financial condition, with unrealized gains and losses reflected net on the consolidated statements of income. Where applicable, the fair value of a publicly traded investment is determined by quoted market prices. Most of the Company’s investments included in “long-term investments,” however, are not publicly traded and, as a result, are valued based upon management’s best estimate. The fair value of such investments is based upon an analysis of the investee’s financial results, condition, cash flows and prospects. The carrying value of such investments is adjusted when changes in the underlying fair values are readily ascertainable, generally as evidenced by third party transactions or transactions that directly affect the value of such investments. The Company’s investments in partnership interests, including general partnership and limited partnership interests in real estate funds, are recorded at fair value based on changes in the fair value of the partnerships’ underlying net assets. Because of the inherent uncertainty in the valuation of investments that are not readily marketable, estimated values may differ significantly from the values that would have been reported had a ready market for such investments existed.

The Company’s gross non-trading investment gains and (losses) of $52,465 and $(26,669), $23,948 and $(5,736), and $39,808 and $(7,840) for the years ended December 31, 2002, 2003 and 2004, respectively, are included in “investment gains (losses), non-trading-net” on the consolidated statements of income.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase—Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions. The agreements provide

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These securities are carried at the amounts at which they will be subsequently resold or repurchased plus accrued interest. The Company’s policy is to take possession of securities purchased under agreements to resell. As these transactions are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

Securities sold under agreements to repurchase and securities purchased under agreements to resell with the same counterparty are reported net by the counterparty in accordance with Financial Interpretation No. (“FIN”) 41, Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.

Securities Owned and Securities Sold, Not Yet Purchased—Securities owned and securities sold, not yet purchased, are stated at quoted market values with realized and unrealized trading and investment gains and losses reflected in “trading gains and losses—net” on the consolidated statements of income. Securities transactions and the related revenue and expenses are recorded on a trade date basis.

Swaps and Other Contractual Agreements—A derivative is typically defined as an instrument whose value is “derived” from an underlying instrument or index, such as a future, forward, swap, or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (i.e., interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (i.e., options to buy or sell securities or currencies).

Derivatives are reported separately as assets and liabilities unless a legal right of set-off exists under a master netting agreement enforceable by law. Balances related to the fair value of trading and non-trading derivative transactions are included in “swaps and other contractual agreements” on the consolidated statements of financial condition. There are no non-trading derivative transactions to which hedge accounting under Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, is applied, and, as such, the related gains and losses are reported in the consolidated statements of income.

The Company periodically enters into transactions principally for the purchase or sale of government and agency securities with customers that do not settle during the normal settlement cycle, generally three business days (extended settlement or delayed delivery transactions). Accordingly, such delayed delivery transactions are treated in a manner consistent with forward contracts and are recorded on the consolidated statement of financial condition on a settlement date basis with the related gains and losses in value between the trade and settlement date reported as a component of “trading gains and losses—net” on the consolidated statements of income.

Securities Borrowed and Securities Loaned—Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be deposited for securities borrowed, or received for

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained, or excess collateral recalled, when deemed appropriate. As the majority of such financing activities are short-term in nature, the carrying value of securities borrowed and securities loaned approximates fair value. Interest related to securities loaned and securities borrowed is included in interest income and interest expense, respectively, on the consolidated statements of income.

Collateral—As described above, the Company accepts and pledges collateral in secured financing and securities borrowing and lending transactions. Agreements covering these transactions may permit the secured party to sell or repledge the collateral. Collateral accepted under reverse repurchase agreements, securities lending agreements and margin loans are used to cover short positions, to enter into secured financing transactions and to satisfy reserve requirements under SEC Rule 15c3-3. At December 31, 2003 and 2004, the market value of collateral accepted under reverse repurchase agreements, in securities borrowed transactions and for customer margin loans was $985,669 and $995,525, respectively, of which $688,877 and $747,056 at December 31, 2003 and 2004, respectively, was sold or repledged.

Customer Transactions—Customer securities transactions are recorded on a settlement date basis with the related commissions recorded on a trade date basis and included in “commissions” on the consolidated statements of income. Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the consolidated statements of financial condition. Receivables from and payables to customers are short-term in nature, and accordingly, their carrying amount is a reasonable estimate of fair value.

Receivables—net—Receivables are stated net of an allowance for doubtful accounts of approximately $19,960 and $16,444 at December 31, 2003 and 2004, respectively. The estimate is derived by management of the Company by utilizing past client transaction history and an assessment of the client’s creditworthiness. The Company recorded bad debt expense of approximately $13,245, $3,391 and $4,093 for the years ended December 31, 2002, 2003 and 2004, respectively. The Company recorded recoveries, charge-offs and other adjustments to the allowance for doubtful accounts of approximately $616, $(4,724) and $(7,609) for the years ended December 31, 2002, 2003 and 2004, respectively.

Property—net—At December 31, 2003 and 2004 property-net consists of the following:

	December 31,
	2003	2004
Buildings	$159,302	$171,821
Leasehold improvements	130,161	111,658
Furniture and equipment	40,206	67,283

Total	329,669	350,762
Less—Accumulated depreciation and amortization	(137,193)	(151,309)

Property-net	$192,476	$199,453

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

Buildings, leasehold improvements, and furniture and equipment are stated at cost, or in the case of buildings under capital leases, the present value of the future minimum lease payments, less accumulated depreciation and amortization. Buildings represent amounts recorded pursuant to capital leases (Note 11), with the related obligations recorded as capital lease obligations. Such buildings are amortized on a straight-line basis over the estimated useful lives of the assets, which approximate 33 years. Leasehold improvements are capitalized and are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation of furniture and equipment is determined using estimated useful lives, generally between two to five years. Amortization expense on buildings and leasehold improvements of $7,991, $9,147 and $11,972 for the years ended December 31, 2002, 2003 and 2004, respectively, is included in “premises and occupancy costs” on the consolidated statements of income. Depreciation expense on furniture and equipment of $4,165, $4,847 and $4,966 for the years ended December 31, 2002, 2003 and 2004, respectively, is included in “equipment costs” on the consolidated statements of income. Repair and maintenance costs are expensed as incurred.

Goodwill—In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and intangible assets with indefinite lives are no longer amortized, but instead are tested for impairment annually or more frequently if circumstances indicate impairment may have occurred. In connection with the implementation of SFAS No. 142, the Company was required to assess goodwill for impairment. It was determined that there was no impairment of goodwill at January 1, 2002. The Company has selected December 31 as the date to perform the annual impairment test. At December 31, 2002, 2003 and 2004, the Company compared the fair value of the reporting unit with its carrying amount including goodwill and determined that the fair value exceeded its carrying value. Therefore, the Company determined that no impairment existed. Goodwill reflected on the consolidated statements of financial condition relates to the Financial Advisory business segment.

Minority Interest—Minority interest recorded on the consolidated financial statements as of December 31, 2002 and for the year then ended relates primarily to minority interests in various LAM-related general partnership interests. The Company consolidates various LAM related general partnership interests that it controls but does not wholly own. As a result, the Company includes on its consolidated statements of income all of the general partnerships’ net revenue with an appropriate minority interest expense.

As of December 31, 2003 and 2004 and for the years then ended, minority interest principally relates to minority interests in (i) various LAM-related general partnership interests, (ii) the Company’s business in Italy (Note 5) and (iii) LAM (Note 6).

Revenue Recognition

Investment Banking and Other Advisory Fees—Fees for mergers and acquisitions advisory services and financial restructuring advisory services are recorded when billed, which is generally the date the related transactions are consummated. Transaction related expenses, which are directly related to such transactions and billable to clients, are deferred to match revenue recognition. Client reimbursements of expenses are presented net in “investment banking and other advisory fees” on the Company’s consolidated statements of income. The Company also includes receivables related to client reimbursement of expenses in “fees receivable” on the consolidated statements of financial condition. The amounts of expenses reimbursed by clients for the years ended December 31, 2002, 2003 and 2004 are $9,655, $11,041 and $11,583, respectively.

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

Money Management Fees—Money management fees are derived from fees for investment management and advisory services provided to institutional and private clients. Revenue is recorded on an accrual basis primarily based on the contractual investment advisory fee applied to the level of client assets under management. Fees vary with the type of assets managed, with higher fees earned on actively managed equity assets, alternative investment (such as hedge funds) and merchant banking products, and lower fees earned on fixed income and money market products. The Company also earns performance-based incentive fees on some investment products, such as hedge funds and merchant banking funds. Incentive fees on hedge funds generally are recorded at the end of the year and typically are calculated based on a specified percentage of a fund’s net appreciation during the year. Incentive fees on hedge funds generally are subject to loss carry-forward provisions in which losses incurred by the funds in any year are applied against future period net appreciation before any incentive fees can be earned. The Company makes merchant banking investments with its own capital, usually alongside capital of qualified institutional and individual investors. These activities typically are organized in funds that make investments in private or public companies, generally through privately negotiated transactions. With respect to merchant banking funds, the Company also may earn incentive fees in accordance with the terms of the funds’ respective agreements. These fees are in the form of a carried interest and are recognized when realized or unrealized gains relating to the underlying investments of the fund exceed a specified threshold. Accordingly, revenue from merchant banking incentive fees are recorded when the return on the underlying investments have exceeded certain contractually established thresholds. Any future underperformance by the merchant banking funds would reduce the Company’s incentive fee revenue, money management fees (since revenue is based on the value of assets under management) and the value of the Company’s merchant banking investments. Receivables relating to money management fees are reported in “fees receivable” on the consolidated statements of financial condition. There are no unrecorded merchant banking incentive fees as of December 31, 2004.

Commissions—Commissions charged for executing customer transactions are accrued on a trade date basis and are included in current period earnings.

Trading Gains and Losses—net—Changes in the fair value (i.e., unrealized gains and losses) of securities owned and securities sold, not yet purchased are recognized in trading gains and losses—net in the current period. Realized gains and losses and any related interest amounts are included in trading gains and losses—net and interest income and interest expense, respectively, depending on the nature of the instrument. Trading gains and losses are recorded on a trade date basis. Dividend income and expense incurred on trading long and short securities is reported net in trading gains and losses—net.

Underwriting—Underwriting revenue is accrued on a trade date basis and represents fees earned, net of estimated transaction related expenses, on primary offerings of debt and equity securities.

Soft Dollar Arrangements—The Company’s Asset Management business obtains research and other services through “soft dollar” arrangements. Consistent with the “soft dollar” safe harbor established by Section 28(e) of the Securities Exchange Act of 1934, as amended, the Asset Management business does not have any contractual obligation or arrangement requiring it to pay for research and other services obtained through soft dollar arrangements with

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

brokers. Instead, the broker is obligated to pay for the services. Consequently, the Company does not incur any liability and does not accrue any expenses in connection with any research or other services obtained by the Asset Management business pursuant to such soft dollar arrangements. If the use of soft dollars is limited or prohibited in the future by regulation, we may have to bear the costs of research and other services.

Income Taxes—The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities. The Company operates in the U.S. as a limited liability company that is treated as a partnership for U.S. federal income tax purposes. Accordingly, the Company’s income is not subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners. Outside the U.S. the Company principally operates through subsidiary corporations and is subject to local income taxes. Income taxes shown on the Company’s historical consolidated statements of income are attributable to taxes incurred in non-U.S. entities and to New York City Unincorporated Business Tax (“UBT”) attributable to the Company’s operations apportioned to New York City.

Net Income Allocable to Members—Payment for services rendered by the Company’s managing directors, as a result of the Company operating as a limited liability company, historically has been accounted for as distributions from members’ capital, or in some cases as minority interest, rather than as compensation and benefits expense. As a result, the Company’s operating income historically has not reflected payments for services rendered by its managing directors.

Reclassifications—Certain prior year amounts have been reclassified to conform to the manner of presentation in the current year.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

Effective January 1, 2003, the Company adopted FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34. FIN 45 requires certain disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The adoption of FIN 45 did not have a material impact on the Company’s consolidated financial position or results of operations.

In December 2003, the Financial Accounting Standards Board (“FASB”) issued FIN 46R, Consolidation of Certain Variable Interest Entities—an interpretation of ARB No. 51, that further clarifies FIN 46 which was issued on January 17, 2003. FIN 46R clarifies when an entity should consolidate a Variable Interest Entity (“VIE”), more commonly referred to as a special purpose entity (“SPE”). A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and may include many types of SPEs. FIN 46R requires that an entity shall consolidate a VIE if that entity has a variable interest that will absorb a majority of the VIE’s expected losses if they occur, receive a majority of the VIE’s expected residual returns if they occur, or both. FIN 46R does not apply to certain qualifying SPEs (“QSPEs”), the accounting for which is governed by Statement of Financial Accounting Standards (“SFAS”) No. 140, Accounting for Transfers and Servicing of Financing Assets and Extinguishments of Liabilities. FIN 46R

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

is effective for newly created VIEs beginning January 1, 2004 and for existing VIEs as of the first reporting period beginning after March 15, 2004.

Effective January 1, 2004, the Company adopted FIN 46R for VIEs created after December 31, 2003 and for VIEs in which the Company obtained an interest after December 31, 2003. The Company adopted FIN 46R in the second quarter of 2004 for VIEs in which it holds a variable interest that it acquired on or before December 31, 2003.

The Company is involved with various entities in the normal course of business that are VIEs and hold variable interests in such VIEs. Transactions associated with these entities primarily include investment management, real estate and private equity investments. Those VIEs for which the Company is the primary beneficiary were consolidated in the second quarter of 2004 in accordance with FIN 46R. Those VIEs include company sponsored venture capital investment vehicles established in connection with the Company’s compensation plans (Note 7).

The Company’s merchant banking activities consist of making private equity, venture capital and real estate investments on behalf of customers. At December 31, 2003 and 2004, in connection with its merchant banking activities, the net assets of entities for which the Company has a significant variable interest was approximately $148,398 and $96,733, respectively. The Company’s variable interests associated with these entities, consisting of investments, carried interest and management fees, were approximately $24,449 and $23,983 at such dates which represent the maximum exposure to loss, only if total assets declined 100% at December 31, 2003 and 2004. At December 31, 2004, the consolidated statement of financial condition included $21,013 of incremental assets relating to the consolidation of VIEs for such merchant banking activities in which the Company was deemed to be the primary beneficiary.

In connection with its Capital Markets and Other segment activities, the Company holds a significant variable interest in an entity with assets of $3,600 and liabilities of $15,800 at December 31, 2003 and with assets of $2,000 and liabilities of $14,600 at December 31, 2004. The Company’s variable interests associated with this entity, primarily paid-in-kind notes, were approximately $15,800 and $14,600 at December 31, 2003 and 2004, respectively. As the noteholders have sole recourse only to the underlying assets, the Company has no exposure to loss at December 31, 2003 and 2004. Also, as the Company is not the primary beneficiary, the entity has not been consolidated.

In connection with its Asset Management business, the Company was the asset manager and held a significant variable interest in a hedge fund, where the aggregate net assets at December 31, 2003 was approximately $8,222. The Company’s maximum exposure to loss at December 31, 2003 was $7,019. This fund was liquidated as of December 31, 2004.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 clarifies the circumstances under which a contract with an initial investment meets the characteristics of a derivative under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 also amended other existing pronouncements to result in more consistent reporting of derivative contracts. This pronouncement is effective for all contracts entered into or modified after June 30, 2003. The Company adopted SFAS No. 149 as required, with no material impact on the Company’s consolidated financial statements.

In May 2003, the FASB issued the SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that the issuer classify a

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

financial instrument that is within its scope as a liability. The initial recognition of SFAS No. 150 applies to financial instruments entered into or modified after May 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company’s classification of mandatorily redeemable preferred stock (Note 10) is in accordance with SFAS No. 150.

In December 2003, the Company adopted the provisions of SFAS No. 132R, Employers’ Disclosure about Pensions and Other Post-Retirement Benefits. The Statement requires additional disclosures to those in the original SFAS 132 about assets, obligations, cash flows and net periodic benefit costs of defined benefit pension plans and other defined benefit post-retirement plans.

In March 2004, the EITF reached a final consensus on Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF 03-1 requires that when the fair value of an investment security is less than its carrying value, an impairment exists for which the determination must be made as to whether the impairment is other-than-temporary. The EITF 03-1 impairment model applies to all investment securities accounted for under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities and to investment securities accounted for under the cost method to the extent an impairment indicator exists. Under the guidance, the determination of whether an impairment is other-than-temporary and therefore would result in a recognized loss depends on market conditions and management’s intent and ability to hold the securities with unrealized losses. Subsequent to its issuance, the FASB deferred certain provisions of EITF 03-1; however, the disclosure requirements remain effective. The adoption of EITF 03-1 did not have an impact on the Company’s consolidated financial position or results of operations since the Company does not have any securities accounted for under SFAS No. 115.

4.    TRADING ACTIVITIES AND RELATED RISKS

The Company’s trading activities include providing securities brokerage and underwriting services. Trading activities are primarily related to proprietary positions taken by the Company based on expectations of future market movements and conditions as well as to facilitate client order flow.

Market Risk—Market risk is the potential change in an instrument’s value caused by fluctuations in interest and currency exchange rates, equity prices, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposure. The following discussion describes the types of market risk faced by the Company.

Interest Rate Risk—Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments, primarily the Company’s securities owned and securities sold but not yet purchased. The Company typically uses U.S. Treasury securities to manage interest rate risk relating to interest bearing deposits of non-U.S. banking operations as well as certain non-U.S. securities owned. The Company often hedges its interest rate risk by using interest rate swaps and forward rate agreements. Interest rate swaps generally involve the exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts. Forward rate agreements are contracts under which two counterparties agree on the interest to be paid on a notional deposit of a specified maturity at a specific future settlement date with no exchange of principal.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

Currency Risk—Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. The Company uses currency forwards and options to manage currency risk. Exchange rate contracts include cross-currency swaps and foreign exchange forwards. Currency swaps are agreements to exchange future payments in one currency for payments in another currency. These agreements are used to transform the assets or liabilities denominated in different currencies. Foreign exchange forwards are contracts for delayed delivery of currency at a specified future date.

Equity Price Risk—Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities. The Company is subject to equity price risk primarily in securities owned and securities sold, not yet purchased, as well as for equity swap contracts entered into for trading purposes.

Credit Risk—The Company is exposed to the risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is insufficient or worthless. Both cash instruments and derivatives expose the Company to this type of credit risk. The Company has established policies and procedures for mitigating credit risk on principal transactions, including establishing and reviewing limits for credit exposure, maintaining collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles and finances various customer securities transactions. Execution of securities transactions includes the purchase and sale of securities by the Company that exposes the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Concentrations of Credit Risk—The Company’s exposure to credit risk associated with its trading and other activities is measured on the individual counterparty basis, as well as by groups of counterparties that share similar attributes. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

At December 31, 2003 and 2004, the Company’s most significant concentration of credit risk was with the U.S. Government and its agencies. This concentration consists of both direct and indirect exposures. Direct exposure primarily results from securities owned that are issued by the U.S. Government and its agencies. The Company’s indirect exposure results from maintaining U.S. Government and agency securities as collateral for resale agreements and securities borrowed transactions. The Company’s direct exposure on these transactions is with the counterparty; thus, the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty’s default.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

Trading and Non-Trading Derivatives—The Company enters into forward foreign exchange contracts, interest rate swaps and other trading contracts for trading purposes and non-trading derivative contracts, including forward foreign exchange rate contracts, interest rate swaps, cross- currency interest rate swaps and other derivative contracts to hedge exposures to interest rate and currency fluctuations. These trading and non-trading contracts are recorded at their fair values on the statements of financial condition. The related gains and losses on trading contracts are included in “trading gains and losses—net” on the consolidated statements of income. The Company’s hedging strategy is an integral part of its trading strategy, and therefore the related gains and losses on the Company’s hedging activities also are recorded in “trading gains and losses—net” on the consolidated statements of income.

The table below presents the fair values of the Company’s trading and non-trading derivatives as of December 31, 2003 and 2004:

	December 31,
	2003	2004
Assets
Trading Derivatives:
Interest rate swap contracts	$695	$377
Exchange rate contracts	5	289

Total	$700	$666

Liabilities
Trading Derivatives:
Interest rate swap contracts	$—	$1,124
Exchange rate contracts	—	291

Total trading derivatives	—	1,415

Non-Trading Derivatives:
Interest rate swap contracts	3,222	3,204

Total	$3,222	$4,619

Off-Balance Sheet Risks—The Company may be exposed to a risk of loss not reflected on the consolidated financial statements for securities sold, not yet purchased, should the value of such securities rise.

For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. Counterparties include customers who are generally institutional investors and brokers and dealers that are members of major exchanges. The Company monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral or reduce securities positions when necessary.

It is the Company’s policy to take possession of securities purchased under agreements to resell. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

In connection with securities sold under agreements to repurchase, the Company monitors the market value of assets delivered to ensure that the collateral value is not excessive as compared to the amount at which the securities will be subsequently repurchased.

5.    STRATEGIC ALLIANCE IN ITALY

In September 2002, the Company and Banca Intesa S.p.A. (“Intesa”) announced their agreement to form a strategic alliance (the “Strategic Alliance”). Pursuant to the terms of the Strategic Alliance, effective January 2003, Intesa became a 40% partner in the Company’s business in Italy (“Lazard Italy”), and the Company and Intesa agreed to work to grow the investment banking business in Italy. Lazard Italy is consolidated in the consolidated financial statements, with Intesa’s 40% share recorded as minority interest.

The initial term of the Strategic Alliance ends December 31, 2007, and, unless terminated by either of the parties in connection with the end of any term, will automatically extend for additional five-year terms. Both the Company and Intesa have the right to terminate the Strategic Alliance arrangement at the end of each five-year term or at any other time should certain defined events occur, such as changes in control involving either party, transfers of either party’s interest in Lazard Italy or the removal of the chairman of that business under certain circumstances.

In connection with the Strategic Alliance, Intesa became an economic partner of the Company through an aggregate financial investment of $300,000. The investments made by Intesa consist of (i) a March 2003 purchase from a subsidiary of the Company of a $150,000 Subordinated Convertible Promissory Note (the “Subordinated Convertible Note”), convertible into a contractual right that entitles the holder to receive payments that would be equivalent to those that a holder of a three percent equity goodwill interest (see Note 12) in the Company would be entitled to in certain fundamental events and (ii) $150,000 invested in Lazard Italy in June 2003, comprised of an investment of euro then equal to $100,000 for 40% of the capital stock in Lazard Italy and the purchase of a $50,000 Subordinated Promissory Note issued by Lazard Italy (the “Subordinated Promissory Note”). The Subordinated Promissory Note has a scheduled maturity date in the year 2078 (subject to extension), with interest payable annually at the rate of 3.0% per annum. The Subordinated Convertible Note, which is guaranteed by the Company, has a scheduled maturity date in the year 2018 and has interest payable annually at a variable interest rate of not less than 3%, and not more than 3.25%, per annum (with such annual interest rate for the years ending March 2004 and March 2005 being 3.0%). Under certain circumstances, including a termination of the Strategic Alliance, the Subordinated Convertible Note and the Subordinated Promissory Note could be redeemed earlier than its stated maturity, and in connection with a termination of the Strategic Alliance, the Company has the obligation to repurchase Intesa’s capital stock of Lazard Italy and the Subordinated Promissory Note and may be obligated to redeem the Subordinated Convertible Note at face value. The proceeds from the sale of capital stock in Lazard Italy exceeded the underlying book value of the net assets purchased by Intesa by approximately $55,000. This amount has been deferred and included in “other liabilities” on the consolidated statement of financial condition as Lazard Italy could be required to repurchase such amount of capital stock held by Intesa in the event of a termination of the Strategic Alliance.

The Company has provided financial advisory services to Intesa.

6.    FORMATION OF LAM

On January 1, 2003, in connection with the formation of the Company’s LAM subsidiary, certain Members of the Company (the managing directors of LAM) who provide services to LAM exchanged

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

their Members’ equity in the Company in the amount of $27,483 for membership interests in LAM of a like amount. As a result, these managing directors ceased being Members of the Company and became exclusively Members of LAM. Following the formation of LAM, the Company continues to control, and thereby consolidates, the operations of LAM with the membership interest held by the LAM managing directors included in “minority interest” on the consolidated statement of financial condition.

Pursuant to the formation of LAM, the LAM managing directors also were granted equity units in LAM. In addition, certain other key LAM employees were granted equity units in LAM. The LAM equity units entitle holders to payments only in connection with selected fundamental transactions affecting the Company or LAM, including a dissolution or sale of all or substantially all of the assets of the Company or LAM, a merger of or sale of all of the interests in LAM whereby the Company ceases to own a majority of, or have the right to appoint a majority of the board of directors of, LAM or a non-ordinary course sale of assets by LAM that exceeds $50,000 in value. As a general matter, in connection with a fundamental transaction that triggers the LAM equity units, the holders of the LAM equity units would be entitled in the aggregate to 21.75% of the net proceeds or imputed valuation of LAM in such a transaction after deductions for payment of creditors of LAM and the return of LAM capital, with the remaining 78.25% being retained by the Company. The LAM equity units are not entitled to share in the operating results of LAM. A separate class of interests in LAM is entitled to the ordinary profit and losses of LAM, all of which is owned by the Company. Accordingly, in the absence of a fundamental transaction that triggers the LAM equity units, all of LAM’s net income is allocable to the Company. The equity units granted to LAM managing directors are a part of the LAM managing directors’ membership interest in LAM, and, therefore, all transactions related to the equity units are treated as equity transactions among members. The equity units granted to LAM employees are considered to be compensation for financial accounting purposes. As a fundamental transaction has not yet been considered probable of occurrence, no compensation cost has been recognized to date. The Company has no current intention to cause or otherwise trigger a fundamental transaction that would give rise to payment obligations to the holders of interests in LAM.

Commencing in 2003, payments for services rendered by LAM managing directors and other key LAM employees were accounted for as minority interest expense on the consolidated statement of income. The substantial portion of such payments related to compensation of LAM managing directors, which, in prior years, had been accounted for as “distributions to Members” and, therefore, was not reported in prior years’ consolidated statements of income. Such amount was approximately $89,000 for the year ended December 31, 2002. The remainder of such payments, which related to compensation of employee members of LAM, was recorded as employee compensation and benefits expense in prior years’ consolidated statements of income.

On and after January 1, 2006, the board of directors of LAM (a majority of which are appointed by the Company) may, in its discretion, grant LAM equity interests that include profit rights to managing directors of, and other persons providing services to, LAM, as a portion of their ongoing compensation. If granted, these equity interests will be subject to specified vesting conditions with 50% of the equity interests vesting on the second anniversary of the date of issuance and the remaining 50% of the equity interests vesting on the third anniversary of the date of issuance.

7.    EMPLOYEE BENEFIT PLANS

The Company, through its subsidiaries, provides certain retirement and other post-employment benefits to certain of its employees through defined contribution and defined benefit pension plans and other post-retirement benefit plans. The retirement and post-employment benefit plans costs incurred

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

for the years ended December 31, 2002, 2003 and 2004 are included in “employee compensation and benefits” on the consolidated statements of income. The Company has the right to amend or terminate its benefit plans at any time subject to the terms of such plans. Expenses incurred related to the defined benefit pension plans amounted to $12,011, $20,319 and $21,609 for the years ended December 31, 2002, 2003 and 2004, respectively. Expenses (benefits) incurred related to the defined benefit pension plan supplement amounted to $355, $418 and $(60) for the years ended December 31, 2002, 2003 and 2004, respectively. Expenses (benefits) incurred related to the post-retirement health care plans amounted to $3,848, $5,007 and $(1,444) for the years ended December 31, 2002, 2003 and 2004, respectively.

The Company also has an incentive compensation plan (the “Plan”) pursuant to which amounts are invested in a Company sponsored investment vehicle for certain key employees. The Company records expenses for the Plan on the dates on which capital calls from such vehicle are funded. Net costs related to the Plan for the years ended December 31, 2002, 2003 and 2004 amounted to approximately $2,000, $2,000 and $100, respectively, and are included in “employee compensation and benefits” on the consolidated statements of income. At December 31, 2004, the Company had remaining commitments of approximately $9,400 under the Plan.

LFNY Pension and Post-Retirement Benefits—LFNY has two non-contributory defined benefit pension plans—the Employees’ Pension Plan (“EPP”), which provides benefits to substantially all employees based on certain averages of compensation, as defined, and the Employees’ Pension Plan Supplement (“EPPS”), which provides benefits to certain employees whose compensation exceeds a defined threshold. It is LFNY’s policy to fund EPP to meet the minimum funding standard as prescribed by the Employee Retirement Income Security Act of 1974 (“ERISA”). At December 31, 2003 and 2004, the pension plan assets were invested in a portfolio consisting primarily of equity and fixed-income mutual fund investments managed by LAM. EPPS is a non-qualified supplemental plan and was unfunded at December 31, 2004. LFNY utilizes the “projected unit credit” actuarial method for financial reporting purposes.

LFNY also has a non-funded contributory post-retirement medical plan (the “Medical Plan”) covering substantially all of its employees. The Medical Plan pays stated percentages of most necessary medical expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. Participants become eligible for benefits if they retire from the Company after reaching age 62 and completing 10 years of service.

LFNY Defined Contribution Plan—LFNY sponsors a defined contribution plan, which covers substantially all of its employees. The Company historically has not matched employee contributions to the plan. On December 14, 2004, the plan was amended to provide for certain matching contributions by the Company, as described below. LFNY also sponsors a profit sharing plan, which covers eligible Managing Directors of LFNY who are also Members of the Company. LFNY makes contributions to the profit sharing plan from funds that would have otherwise been distributable profits. As such, contributions to the profit sharing plan are included in “distributions and withdrawals to Members” on the consolidated statement of changes in Members’ equity.

Amendments to LFNY Employee Benefit Plans—On December 14, 2004, LFNY announced the following amendments to its defined benefit pension plan, defined benefit pension plan supplement,

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

defined contribution plan and post-retirement medical plan, all of which will be implemented subsequent to December 31, 2004:

•	LFNY Defined Benefit Pension Plan and Pension Plan Supplement—Effective as of January 31, 2005, the LFNY Employees’ Pension Plan and the Employees’ Pension Plan Supplement were amended to cease future benefit accruals and future participation. As a result of such amendment, active participants will continue to receive credit for service completed after January 31, 2005 for purposes of vesting; however, future service will not count for purposes of future benefit accruals under the plans. Vested benefits for active participants as of January 31, 2005 will be retained.

•	LFNY Defined Contribution Plan—Effective January 1, 2005, the LFNY Defined Contribution Plan (the “401(k) Plan”) was amended to implement an employer match to participant pre-tax contributions. LFNY will match 100% of pre-tax contributions, excluding catch-up contributions, to the 401(k) Plan up to 4% of eligible compensation. Participants will be 100% vested in all employer-matching contributions after three years of service. Any service accrued prior to January 1, 2005 will count toward this three-year vesting requirement.

•	LFNY Post-Retirement Medical Plan—Effective December 31, 2005, post-retirement health care benefits will no longer be offered to those Members and employees hired on or after the effective date and for those Members and employees hired before the effective date who attain the age of 40 after December 31, 2005. In addition, effective January 1, 2006, the cost sharing policy will change for those who qualify for the benefit.

LCH Pension and Post-Retirement Benefits—LCH also has two defined benefit pension plans and, in addition, makes contributions to personal pension plans for certain individuals. Each of the defined benefit plans has had a valuation by independent actuaries at December 31, 2003 and 2004, using the “projected unit funding” method.

LCH has a non-funded post-retirement medical plan, which is provided, at LCH’s discretion, to certain retired employees. The costs of private medical insurance are provided for these individuals, their spouses and eligible dependents.

Termination of LCH’s Post-Retirement Medical Plan—In April 2004, LCH announced a plan to terminate its Post-Retirement Medical Plan. As a result of such action, benefits available to eligible active employees and retirees will cease on February 28, 2007. In accordance with SFAS No. 106, Employers’ Accounting for Post-Retirement Benefits Other Than Pensions, the Company is recognizing the effect of such termination, which resulted in a reduction in the Company’s accumulated post-retirement benefit obligation of approximately $24,000, the effect of which reduced employee compensation and benefits expense by approximately $4,500 for the year ended December 31, 2004 and is expected to reduce employee compensation and benefits expense by approximately $9,000, $9,000 and $1,500 for the years ending December 31, 2005, 2006 and 2007, respectively.

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

The following table summarizes LFNY’s and LCH’s benefit obligations, the fair value of the assets and the funded status at December 31, 2003:

	Pension Plans	Pension Plan Supplement	Post-Retirement Medical Plans
Change in benefit obligation
Benefit obligation at January 1, 2003	$384,484	$2,363	$38,625
Service cost	14,692	246	2,233
Interest cost	22,295	121	2,324
Plan participants’ contributions
Amendments	1,723	(88)
Actuarial gain	(3,955)	(23)	(620)
Benefits paid	(17,750)	(333)	(1,322)
Curtailment gain	(1,482)
Foreign currency translation adjustment	39,662		2,613

Benefit obligation at December 31, 2003	439,669	2,286	43,853

Change in plan assets
Fair value of plan assets at January 1, 2003	294,598
Actual return on plan assets	36,748
Employer contribution	25,294	333	1,322
Plan participants’ contributions
Benefits paid	(17,750)	(333)	(1,322)
Foreign currency translation adjustment	32,494

Fair value of plan assets at December 31, 2003	371,384	—	—

Funded status	(68,285)	(2,286)	(43,853)

Unrecognized net transition (asset)/obligation	(115)
Unrecognized net prior service cost	(2,185)	712
Unrecognized net actuarial (gain)/loss	80,141	(423)	2,932

Prepaid (accrued) benefit cost recognized on the consolidated statement of financial condition	$9,556	$(1,997)	$(40,921)

Amounts recognized on the consolidated statement of financial condition consist of:
Prepaid benefit cost (included in “other assets”)	$11,857
Accrued benefit liability (included in “other liabilities”)	(16,743)	$(1,997)	$(40,921)
Accumulated other comprehensive loss	14,442

Net amount recognized	$9,556	$(1,997)	$(40,921)

Weighted-average assumptions used to determine benefit obligations at December 31, 2003:
Discount rate	5.6%	6.3%	5.8%
Rate of annual compensation increase	3.8% - 6.3%	5.5%	N/A

Weighted-average assumptions used to determine net periodic benefit cost for year ended December 31, 2003:
Discount rate	5.6%	6.5%	6.0%
Expected long-term return on plan assets	7.4%	N/A	N/A
Rate of annual compensation increase	3.8% - 6.3%	5.5%	N/A

As of December 31, 2003, the fair value of plan assets and the accumulated benefit obligation within the LFNY plan was $31,178 and $30,373, respectively, and the fair value of plan assets and the accumulated benefit obligation within the LCH plan was $340,206 and $346,767, respectively.

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

The following table summarizes LFNY’s and LCH’s benefit obligations, the fair value of the assets and the funded status at December 31, 2004:

	Pension Plans	Pension Plan Supplement	Post-Retirement Medical Plans
Change in benefit obligation
Benefit obligation at January 1, 2004	$439,669	$2,286	$43,853
Service cost	16,143	341	1,926
Interest cost	24,911	138	1,088
Plan participants’ contributions			46
Amendments	5,292	41	(15,556)
Actuarial loss	27,869	72	442
Benefits paid	(17,061)	(131)	(1,342)
Curtailment gain	(5,759)	(1,275)
Foreign currency translation adjustment	34,373		1,974

Benefit obligation at December 31, 2004	525,437	1,472	32,431

Change in plan assets
Fair value of plan assets at January 1, 2004	371,384
Actual return on plan assets	33,951
Employer contribution	13,024	131	1,296
Plan participants’ contributions			46
Benefits paid	(17,061)	(131)	(1,342)
Foreign currency translation adjustment	29,361

Fair value of plan assets at December 31, 2004	430,659	—	—

Funded status	(94,778)	(1,472)	(32,431)
Unrecognized net prior service cost	(2,697)		(11,068)
Unrecognized net actuarial (gain)/loss	98,056	(334)	3,344

Prepaid (accrued) benefit cost recognized on the consolidated statement of financial condition	$581	$(1,806)	$(40,155)

Amounts recognized on the consolidated statement of financial condition consist of:
Prepaid benefit cost (included in “other assets”)	$7,099
Accrued benefit liability (included in “other liabilities”)	(82,568)	$(1,806)	$(40,155)
Accumulated other comprehensive loss	76,050

Net amount recognized	$581	$(1,806)	$(40,155)

Weighted-average assumptions used to determine benefit obligations at December 31, 2004:
Discount rate	5.4%	6.0%	5.0%
Rate of annual compensation increase	3.8% - 6.3%	5.5%	N/A

Weighted-average assumptions used to determine net periodic benefit cost for year ended December 31, 2004:
Discount rate	5.8%	6.3%	5.3%
Expected long-term return on plan assets	7.4%	N/A	N/A
Rate of annual compensation increase	3.8% - 6.3%	5.5%	N/A

As of December 31, 2004, the fair value of plan assets and the accumulated benefit obligation within the LFNY plan was $34,919 and $34,703, respectively, and the fair value of plan assets and the accumulated benefit obligation within the LCH plan was $395,740 and $478,308, respectively.

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

In selecting the expected long-term rate of return on plan assets, the Company considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of the plan. The expected long-term rate of return on plan assets is based on expected returns on different asset classes held by the plan in light of prevailing economic conditions as well as historic returns. This included considering the trusts’ asset allocation and the expected returns likely to be earned over the life of the plan. This basis is consistent with the prior year.

For measurement purposes, an 8.8% and 9.8% annual rate of increase in the per capita cost of covered health care benefits was assumed for the computation of the December 31, 2003 and 2004 benefit obligations, respectively. The rate was assumed to decrease gradually to 6.7% through 2006 and remain at that level thereafter.

The assumed cost of healthcare has an effect on the amounts reported for the firm’s post-retirement plans. A 1% change in the assumed healthcare cost trend rate would have the following effects:

	1% Increase		1% Decrease
	2003	2004	2003	2004
Cost	$1,322	$899	$(968)	$(652)
Obligation	10,586	1,176	(8,072)	(988)

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

The following table summarizes the components of benefit costs, return on plan assets, benefits paid and contributions for the years ended December 31, 2002, 2003 and 2004 for LFNY and LCH:

	Pension Plans	Pension Plan Supplement	Post- Retirement Medical Plans
Year Ended December 31, 2002
Components of net periodic benefit costs:
Service cost	$13,243	$265	$1,742
Interest cost	19,518	148	2,065
Expected return on plan assets	(22,950)
Amortization of transition (asset)/obligation	(63)
Amortization of net:
Prior service cost	(301)	96
Recognized actuarial (gain) loss	387	(46)	41

Net periodic benefit cost	9,834	463	3,848
Settlements	2,177	(108)

Total benefit cost	$12,011	$355	$3,848

Actual return on plan assets	$(24,204)
Employer contribution	24,341	$587	$975
Plan participants’ contributions
Benefits paid	25,729	587	975

Year Ended December 31, 2003
Components of net periodic benefit costs:
Service cost	$14,692	$246	$2,233
Interest cost	22,295	121	2,324
Expected return on plan assets	(20,930)
Amortization of transition (asset)/obligation	(13)
Amortization of net:
Prior service cost	(240)	87
Recognized actuarial (gain) loss	4,515	(36)	450

Net periodic benefit cost	20,319	418	5,007
Settlements

Total benefit cost	$20,319	$418	$5,007

Actual return on plan assets	$36,749
Employer contribution	25,294	$333	$1,285
Plan participants’ contributions			37
Benefits paid	17,750	333	1,322

Year Ended December 31, 2004
Components of net periodic benefit costs:
Service cost	$16,998	$341	$1,926
Interest cost	25,373	138	1,088
Expected return on plan assets	(27,422)
Amortization of transition (asset)/obligation	(116)
Amortization of net:
Prior service cost	532	87
Recognized actuarial (gain) loss	2,588	(17)	30

Net periodic benefit cost	17,953	549	3,044
Settlements (curtailments)	3,656	(609)	(4,488)

Total benefit cost (benefit)	$21,609	$(60)	$(1,444)

Actual return on plan assets	$33,951
Employer contribution	13,024	$131	$1,297
Plan participants’ contributions	—	—	46
Benefits paid	17,061	131	1,343

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

Expected Benefit Payments—The following table summarizes the expected benefit payments for each of the Company’s plans for the next five fiscal years and in the aggregate for the five fiscal years thereafter:

	Pension Plans	Pension Plan Supplement	Post-Retirement Medical Plans
2005	$16,289	$23	$1,302
2006	17,587	26	1,348
2007	18,469	35	438
2008	19,283	40	446
2009	20,093	43	472
2010-2014	114,869	325	3,159

Plan Assets—The Company’s pension plan weighted-average asset allocations at December 31, 2003 and December 31, 2004 by asset category are as follows:

	Plan Assets at December 31
	2003	2004
Asset Category
Equity Securities	53%	53%
Debt Securities	38	41
Other	9	6

Total	100%	100%

The “Other” asset category includes cash, annuities and accrued dividends.

Investment Policies and Strategies—The Company’s Employees’ Pension Trust—The primary investment goal is to ensure that the plan remains well funded, taking account of the likely future risks to investment returns and contributions. As a result, a portfolio of assets is maintained with appropriate liquidity and diversification that can be expected to generate long-term future returns that minimize the long-term costs of the pension plan without exposing the trust to an unacceptable risk of under funding. The Company’s likely future ability to pay such contributions as are required to maintain the funded status of the plan over a reasonable time period is considered when determining the level of risk that is appropriate.

Measurement Date—The measurement date for the Company’s employee benefit plans was December 31, 2004.

Cash Flows

Employer Contributions—The Company is expected to make a pension contribution during fiscal year 2005 in the amount of $7,300.

Employee Contributions—Employee pension contributions are neither required nor allowed.

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

8.    BORROWINGS AND INDEBTEDNESS

Notes Payable—The Company’s principal notes payable at December 31, 2003 and 2004 are described below:

In May 2001, the Company issued $50,000 of Senior Notes due 2011 (the “Notes”). The Notes, which are unsecured obligations, bear interest at an annual rate of 7.53%. Under certain circumstances the interest rate could be increased to 8.03% if a rating downgrade were to occur, with the interest rate returning to 7.53% if a rating upgrade were to occur subsequent to a rating downgrade. A rating downgrade would be deemed to have occurred if the rating most recently assigned to the Notes by a designated rating agency is below investment grade. If, at any time after a rating downgrade has occurred the Notes are assigned a rating of at least investment grade by a designated rating agency, a rating upgrade would have been deemed to have occurred. The Notes are redeemable from time to time in whole or in part at the option of the Company, with payment of a make-whole amount, and the Company is required to offer to redeem the Notes upon a change of control. The proceeds from the Notes were used for general corporate purposes.

The remaining balance at December 31, 2003 and 2004 consists of overdrafts of $3,512 and $18,310, respectively, and borrowings under credit arrangements of approximately $4,399 and $2,467, respectively, at various interest rates ranging from approximately 3.0% to 8.6% per year, maturing through 2005. Of such arrangements, $3,067 and $1,535 at December 31, 2003 and 2004, respectively, relates to a non-recourse term loan, which is collateralized solely by certain fixed assets and leasehold improvements of an equal amount.

The carrying value of borrowings described above approximates fair value.

Subordinated Loans—Subordinated loans at December 31, 2003 and 2004 amounted to $200,000 and consist of amounts due to Intesa in connection with the Strategic Alliance transaction in Italy (Note 5).

LFNY can borrow up to $150,000 of subordinated debt under a Revolving Credit Agreement, which, based on an approval obtained from LFNY’s regulators, qualifies as additional net capital. The interest rate on such borrowings is based upon the prevailing market rate on the dates issued. There were no borrowings outstanding under this agreement as of December 31, 2003 and 2004.

Debt maturities relating to notes payable and subordinated loans outstanding at December 31, 2004 for the five years in the period ending December 31, 2009 and thereafter are set forth below:

Year Ending December 31,	Amount
2005	$20,777
2006	—
2007	—
2008	—
2009	—
Thereafter	250,000

$270,777

In regard to notes payable and subordinated loans, as of December 31, 2004, the Company is in compliance with all obligations under its various borrowing arrangements.

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

Also see Note 10 below regarding the Company’s mandatorily redeemable preferred stock.

9.    OTHER ASSETS AND OTHER LIABILITIES

Other assets, at December 31, 2003 and 2004, primarily include prepaid pension assets, current and deferred tax assets, deferred expenses, advances and prepayments and deposits.

Other liabilities, at December 31, 2003 and 2004, primarily include pension and post-retirement medical plan liabilities, deferred income, current and deferred tax liabilities, deferred compensation, liabilities for certain lease commitments relating to abandoned leases (Note 11), accrued expenses and other payables. Additionally, the Company reclassified amounts principally related to tax liabilities from customer payables to other liabilities at December 31, 2003. This reclassification was to conform to the current year presentation.

No individual amount within other assets or other liabilities was greater than 5% of total assets or total liabilities.

10.    MANDATORILY REDEEMABLE PREFERRED STOCK

In 2001, the Company issued mandatorily redeemable preferred stock (“Class C Preferred Interests”) for an aggregate amount of $100,000. The Class C Preferred Interests are subject to mandatory redemption by the Company in March 2011 and, prior to such date, are redeemable in whole or in part, at the Company’s option. The Class C Preferred Interests are entitled to receive distributions out of the profits of the Company at a rate of 8% per annum, which distributions must be paid prior to any distributions of profits to holders of any other existing class of interests in the Company. Unpaid distributions on the Class C Preferred Interests accrue but are not compounded. Upon liquidation of the Company, the Class C Preferred Interests rank senior to Members’ equity. Interest on mandatorily redeemable preferred stock for the years ended December 31, 2002, 2003 and 2004 of $8,000 per year is included in “interest expense” on the consolidated statements of income.

11.    COMMITMENTS AND CONTINGENCIES

Leases—The Company leases office space under non-cancelable lease agreements, which expire on various dates through 2022.

Occupancy lease agreements, in addition to base rentals, generally are subject to escalation provisions based on certain costs incurred by the landlord. Included in “premises and occupancy costs” on the consolidated statements of income for the years ended December 31, 2002, 2003 and 2004 is $39,520, $48,503 and $54,689, respectively, of rental expense relating to operating leases. The Company subleases office space under agreements, which expire on various dates through March 2013. Sublease income from such agreements was $2,208, $2,437 and $3,201 for the years ended December 31, 2002, 2003 and 2004, respectively.

In June 2002, the Company determined that it would no longer utilize certain operating leases in the U.K., which were abandoned in April 2003. In accordance with EITF 88-10, Costs Associated with Lease Modification or Termination, the Company has recorded a liability for operating lease commitments, which expire in 2008, that will continue to be incurred for the remaining term of the lease without substantive future use or benefit to the Company. The liability is based on the discounted future

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

commitment net of expected sublease income. The liability approximated $39,000 at December 31, 2003 and 2004, and is included in “other liabilities” on the consolidated statements of financial condition. Approximately $25,000 was recorded as “premises and occupancy costs” on the consolidated statements of income for the year ended December 31, 2002. During the years ended December 31, 2003 and 2004, due to the deterioration in the market for rentals relating to the abandoned lease and the resulting reduction in the expected sublease income, and increases in costs relating to the abandoned space, the Company recorded approximately $16,000 and $6,000 as “premises and occupancy costs” on the consolidated statements of income for the years ended December 31, 2003 and 2004, respectively.

Capital lease obligations recorded under sale/leaseback transactions are payable through 2017 at a weighted average interest rate of approximately 6.2%. Such obligations are collateralized by certain assets with a net book value of approximately $109,400 and $114,024 at December 31, 2003 and 2004, respectively. The carrying value of capital lease obligations approximates fair value.

At December 31, 2004, minimum rental commitments under non-cancelable leases, net of sublease income, are approximately as follows:

Year Ending December 31	Minimum Rental Commitments
	Capital	Operating
2005	$26,558	$50,145
2006	2,885	48,218
2007	2,885	46,138
2008	2,885	44,789
2009	2,885	43,625
Thereafter	28,456	309,209

Total minimum lease payments	66,554	$542,124

Less amount representing interest	15,008

Present value of capital lease commitments	$51,546

Other Commitments—At December 31, 2004, the Company has commitments for capital contributions of $14,031 to Company-sponsored investment funds through 2006 (including $9,400 in connection with the Company’s compensation plans – see Note 7) and for guaranteed compensation arrangements with advisors aggregating $1,644 through 2005. In addition, the Company has agreements relating to future minimum distributions to certain Members or compensation to certain employees of $62,801 and $8,128, respectively, through 2007 and 2009, respectively, incurred for the purpose of recruiting and retaining these senior professionals. The future minimum distributions relating to Members and employees are $36,364, $28,403, $5,180, $619 and $363 for the years ending December 31, 2005, 2006, 2007, 2008 and 2009, respectively. Such agreements are cancelable under certain circumstances. Payments to Members relating to these commitments have been accounted for as distributions from Members’ capital. Amounts relating to employees have been reflected as “employee compensation and benefits,” on the consolidated statements of income in the period such expenses are incurred. See Note 18 for information relating to a commitment made subsequent to December 31, 2004.

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

The Company has various other contractual commitments arising in the ordinary course of business. In the opinion of management, the consummation of such commitments will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

Exchange/Clearinghouse Member Guarantees—The Company is a member of various U.S. and non-U.S. exchanges and clearinghouses that trade and clear securities or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet minimum financial standards. While the rules governing different exchange or clearinghouse memberships vary, the Company’s guarantee obligations generally would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Legal—The Company’s businesses, as well as the financial services industry generally, are subject to extensive regulation throughout the world. The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of our businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to its operating results for any particular period, depending, in part, upon the operating results for such period. As of December 31, 2004, the Company has recorded an accrual for losses for one matter that was settled subsequent thereto.

The Company has received a letter from the NASD as part of what it understands to be an industry investigation relating to gifts and gratuities. In addition, the Company has received a subpoena from the SEC similarly seeking information concerning gifts and entertainment involving a mutual fund company. The Company believes that other broker-dealers have received similar subpoenas. The investigations primarily are focused on the capital markets business that will be part of the separated businesses. These investigations are in their early stages and the Company cannot predict their potential outcomes or estimate any potential loss or range of losses related to them. Accordingly, the Company has not recorded an accrual for losses related to any such judicial, regulatory or arbitration proceedings.

12.    MEMBERS’ EQUITY

Pursuant to the Company’s Operating Agreement, the Company allocates and distributes to its Members a substantial portion of its distributable profits in three monthly installments, as soon as practicable after the end of each fiscal year. Such installment distributions usually begin in February. In addition, other periodic distributions to Members include, as applicable, capital withdrawals, fixed return on Members’ equity and income tax advances made on behalf of Members. Fixed return on Members’ equity includes (i) a fixed rate on Class C Preferred Interests of 8% per annum, (ii) a defined annual rate of return at the broker’s call rate for undistributed payments for services rendered, and (iii) a fixed rate of return of 6% per annum on all other capital excluding certain preferences of Members, as agreed to by all Members. The return on Class C Preferred Interests has been reflected

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

in the consolidated statements of income as “interest expense” (see Note 10). The returns on capital (which, exclusive of the interest on mandatorily redeemable preferred stock, aggregated $19,677, $22,061 and $23,991 for the years ended December 31, 2002, 2003 and 2004, respectively) have been reflected as “distributions and withdrawals to Members” on the consolidated statements of changes in Members’ equity.

In addition, Members of the Company (other than in respect of their Class C Preferred Interests) also generally are entitled to participate in goodwill of the Company. The right to participate in goodwill represents the right to share (after payments or reserve for existing preferences of creditors, holders of the Class C Preferred Interests and the capital or capital equivalents of the Members) in the net proceeds of fundamental corporate events, such as a sale of all or substantially all of the assets of the Company or a disposition of a line of business. At December 31, 2004, the aggregate preferences of Members exceeds the amount shown on the consolidated statement of financial condition as Members’ equity by approximately $587,000. This amount consists of (i) amounts allocated to the historical partners in respect of the revaluation of the Company’s business as a result of the formation of the predecessor entity to Lazard Group in 1984, (ii) amounts allocated to Members in fiscal years 2002, 2003 and 2004 to reflect the value of additional intangibles not previously recognized in the capital accounts of Lazard Group prior to such years and (iii) the cumulative effect of other charges to Members’ equity reflected in the consolidated statement of financial condition (such as minimum pension liability adjustments) that were not charged to individual Members’ capital accounts. The amounts related to the revaluation and additional intangibles in clauses (i) and (ii) in the preceding sentence are not reflected in the consolidated statement of financial condition. These aggregate preferences, when added together with Members’ equity as shown on the consolidated statement of financial condition, equal the total amount of capital associated with the historical partner interest and working member interests.

13.    REGULATORY AUTHORITIES

LFNY is a U.S. registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by this rule, the minimum required net capital, as defined, is 2% of aggregate debit items arising from customer transactions or $1,500, whichever is greater. LFNY’s regulatory net capital at December 2002, 2003 and 2004 was $74,875, $146,761 and $83,165, respectively, which exceeded the minimum requirement by $73,375, $145,261 and $81,665, respectively.

Certain U.K. subsidiaries of the Company, LCL, Lazard Brothers & Co., Limited, Lazard Fund Managers Limited, Lazard Asset Management Limited and in 2004, Lazard European Private Equity Partners LLP (the “U.K. Subsidiaries”) are regulated by the Financial Services Authority (“FSA”). At December 31, 2002, 2003 and 2004, the aggregate regulatory net capital of the U.K. subsidiaries was $308,515, $320,312 and $179,963, respectively, which exceeded the minimum requirement by approximately $170,083, $201,603 and $52,578, respectively.

The Financial Advisory activities of Lazard Frères SAS (“LF”) and its wholly-owned subsidiaries, including LFB, are authorized by the Comité des Etablissements de Crédit et des Entreprises d’Investissement and are regulated by the Comité de la Réglementation Bancaire et Financière. Supervision is exercised by the Commission Bancaire, which is responsible, in liaison with the Banque de France, for ensuring compliance with the regulations. In this context LF has the status of a bank

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

holding company (“Compagnie Financière”) and LFB is a registered bank (“Etablissement de Crédit”). In addition, the investment services activities of the Paris group, exercised through LFB and other subsidiaries, primarily LFG (asset management) and Fonds Partenaires Gestion (private equity, merchant banking), are subject to regulation and supervision by the Autorité des Marchés Financiers. At December 31, 2002, 2003 and 2004, the consolidated regulatory net capital of LF was $94,300, $137,800 and $149,000, respectively, which exceeded the minimum requirement set for regulatory capital levels by approximately $17,600, $45,000 and $49,000, respectively.

Certain other U.S. and non-U.S. subsidiaries are subject to various other capital adequacy requirements promulgated by various regulatory and exchange authorities in the countries in which they operate. At December 31, 2002, 2003, and 2004, for those subsidiaries with regulatory capital requirements, aggregate net capital of those subsidiaries were $18,612, $28,125 and $26,126, respectively, which exceeded the minimum required capital by $7,508, $14,466 and $15,544, respectively.

At December 31, 2002, 2003 and 2004, each of these subsidiaries individually were in compliance with its regulatory requirements.

14.    INCOME TAXES

Income taxes reflected on the consolidated statements of income are attributable to taxes incurred in non-U.S. entities and to New York City Unincorporated Business Tax (“UBT”) attributable to the Company’s operations apportioned to New York City.

The provisions for income taxes for the years ended December 31, 2002, 2003 and 2004 consist of:

	2002	2003	2004
Current expense:
Foreign	$43,018	$33,505	$23,750
U.S. (UBT)	2,421	5,070	4,665

Total current	45,439	38,575	28,415

Deferred expense (benefit):
Foreign	(6,856)	5,846	(40)

Total deferred	(6,856)	5,846	(40)

Total	$38,583	$44,421	$28,375

UBT attributable to certain Member distributions has been reimbursed by the Members under an agreement with the Company.

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective tax rates is set forth below:

	2002	2003	2004
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Rate benefit for U.S. partnership operations	(35.0)	(35.0)	(35.0)
Impact of Foreign operations	9.6	10.1	6.6
State and local (UBT)—net	0.7	1.3	1.3

Effective Income Tax Rate	10.3%	11.4%	7.9%

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Such temporary differences are reflected in deferred tax assets and liabilities and are included in “other assets” and “other liabilities,” respectively, on the consolidated statements of financial condition.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the level of historical taxable income, scheduled reversals of deferred taxes, projected future taxable income and tax planning strategies that can be implemented by the Company in making this assessment. At December 31, 2003 and 2004, deferred tax assets of $60,278 and $88,007, respectively, have been offset by a valuation allowance primarily due to the uncertainty of realizing the benefit of certain foreign net operating loss carry-forwards. Considering the cumulative recent historical losses incurred in the U.K., there is uncertainty related to the potential for future taxable profits to be recognized in the U.K., and there are various limitations under U.K. tax law applied to carry-forward losses. Therefore, management has determined that it is more likely than not that such assets will not be realized. As of December 31, 2004, the Company’s foreign subsidiaries have net operating loss carryforwards of approximately $196,000, which may be carried forward indefinitely, subject to various limitations on use which affect the ability to apply such loss carry-forwards to future taxable profits.

Significant components of the Company’s deferred tax assets and deferred tax liabilities at December 31, 2003 and 2004 are as follows:

	2003	2004
Deferred Tax Assets:
Compensation and benefits	$2,483	$5,308
Pensions	7,411	15,919
Depreciation and amortization	878	17
Other	1,669	6,409
Net operating loss and tax credit carryforwards	47,837	64,672

Gross deferred tax assets	60,278	92,325
Valuation allowance	(60,278)	(88,007)

Total deferred tax assets (net of valuation allowance)	$—	$4,318

Deferred Tax Liabilities:
Compensation and benefits	$1,085	$—
Unrealized gains on long-term investments	4,924	3,998
Other	—	40
Depreciation and amortization	15,760	21,158

Total deferred tax liabilities	$21,769	$25,196

15.    SEGMENT OPERATING RESULTS

The Company’s reportable segments offer different products and services and are managed separately as different levels and types of expertise are required to effectively manage the segments’ transactions. Each segment is reviewed to determine the allocation of resources and to assess its

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

performance. In reporting to management, the Company’s business results are categorized into the following three segments: Financial Advisory, Asset Management and Capital Markets and Other. Financial Advisory includes providing advice on mergers, acquisitions, restructurings and other financial matters. Asset Management includes the management of equity and fixed income securities and merchant banking funds. Capital Markets and Other consists of equity, fixed income and convertibles sales and trading, broking, research and underwriting services, merchant banking fund management activities outside of France and specified non-operating assets and liabilities. In addition, the Company records selected other activities in Corporate, including cash and marketable investments, certain long-term investments, and LFB. LFB is a registered bank regulated by the Banque de France. LFB’s primary operations include commercial banking, the management of the treasury positions of the Company’s Paris House through its money market desk and, to a lesser extent, credit activities relating to securing loans granted to clients of LFG and custodial oversight over assets of various clients. In addition, LFB also operates many support functions of the Paris House. The Company also allocates outstanding indebtedness to Corporate.

The accounting policies of the segments are consistent with those described in the summary of significant accounting policies in Note 2.

The Company’s segment information for the years ended December 31, 2002, 2003 and 2004 is prepared using the following methodology:

•	Revenue and expenses directly associated with each segment are included in determining operating income.

•	Expenses not directly associated with specific segments are allocated based on the most relevant measures applicable, including headcount, square footage and other factors.

•	Segment assets are based on those directly associated with each segment, and include an allocation of certain assets relating to various segments, based on the most relevant measures applicable, including headcount, square footage and other factors.

The Company allocates trading gains and losses, investment gains and losses, interest income and interest expense among the various segments based on the segment in which the underlying asset or liability is reported.

Each segment’s operating expenses include (i) employee compensation and benefits expenses that are incurred directly in support of the businesses and (ii) other operating expenses, which include directly incurred expenses for premises and occupancy, professional fees, travel and entertainment, communications and information services, equipment and indirect support costs (including compensation and other operating expenses related thereto) for administrative services. Such administrative services include, but are not limited to, accounting, tax, legal, facilities management and senior management activities.

The Company evaluates segment results based on net revenue and operating income.

There were no clients for the years ended December 31, 2002, 2003 and 2004 that individually constituted more than 10% of total revenue.

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

Management believes that the following information provides a reasonable representation of each segment’s contribution to net revenue, operating expenses, operating income and total assets. Certain prior year amounts have been reclassified to conform to the manner of presentation in the current year.

		As of or for the Year Ended December 31,
		2002	2003	2004
Financial Advisory	Net Revenue	$532,896	$690,967	$655,200
	Operating Expenses (a)	330,802	380,250	443,682

	Operating Income	$202,094	$310,717	$211,518

	Total Assets	$222,653	$339,454	$380,331

Asset Management	Net Revenue	$454,683	$350,348	$417,166
	Operating Expenses (a)	298,617	239,888	282,029

	Operating Income	$156,066	$110,460	$135,137

	Total Assets	$252,629	$198,692	$245,449

Capital Markets and Other	Net Revenue	$174,309	$135,534	$188,100
	Operating Expenses (a)	158,411	182,195	192,471

	Operating Income (Loss)	$15,898	$(46,661)	$(4,371)

	Total Assets	$1,037,493	$1,422,758	$1,488,675

Corporate	Net Revenue	$4,391	$6,535	$13,839
	Operating Expenses (a)	2,404	(8,303)	(1,639)

	Operating Income	$1,987	$14,838	$15,478

	Total Assets	$947,950	$1,296,325	$1,384,769

Total	Net Revenue	$1,166,279	$1,183,384	$1,274,305
	Operating Expenses (a)	790,234	794,030	916,543

	Operating Income	$376,045	$389,354	$357,762

	Total Assets	$2,460,725	$3,257,229	$3,499,224

(a)	Operating expenses include depreciation and amortization as set forth in table below.

	Year Ended December 31,
	2002	2003	2004
Financial Advisory	$4,138	$5,686	$4,792
Asset Management	4,475	1,638	1,871
Capital Markets and Other	434	2,082	2,295
Corporate	3,109	4,588	7,980

Total	$12,156	$13,994	$16,938

Geographic Information

Due to the highly integrated nature of international financial markets, the Company manages its business based on the profitability of the enterprise as a whole. The Company’s revenue and identifiable assets are generally allocated based on the country or domicile of the legal entity providing the service.

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

The following table sets forth the net revenue and identifiable assets of the Company and its consolidated subsidiaries by geographic region allocated on the basis described above.

	As of or for the Year Ended December 31,
	2002	2003	2004
Net Revenue:
North America	$652,090	$675,223	$675,736
United Kingdom	189,426	136,599	212,522
France	169,053	164,669	188,507
Other Western Europe	118,567	178,424	175,065
Rest of World	37,143	28,469	22,475

Total	$1,166,279	$1,183,384	$1,274,305

Identifiable Assets:
North America	$1,085,657	$1,763,544	$1,804,346
United Kingdom	358,212	330,461	396,873
France	874,818	942,930	1,082,432
Other Western Europe	119,416	194,250	182,144
Rest of World	22,622	26,044	33,429

Total	$2,460,725	$3,257,229	$3,499,224

16.    PANMURE GORDON—ASSET ACQUISITION

In January 2004, a subsidiary of the Company acquired certain assets, net of certain liabilities, of West LB Panmure Limited, an unrelated entity in the U.K. Subsequent to the acquisition, the acquired business became part of the Company’s Capital Markets and Other segment, operating as Panmure Gordon, a division of LCL. Panmure Gordon provides clients with corporate finance advisory services, corporate broking capabilities and equity sales and trading. The total purchase price allocated to the net assets of the business acquired was $1,580 related to legal costs incurred to complete the transaction. The fair value of the net assets acquired over the purchase price of those net assets amounted to $5,658. In accordance with SFAS No. 141, Business Combinations, the Company recognized an extraordinary gain of $5,507 after reducing long-lived assets principally representing property to $0. See Note 18 for further information relating to Panmure Gordon.

17.    FAIR VALUE OF FINANCIAL INSTRUMENTS

The majority of the Company’s assets and liabilities are recorded at fair value or at amounts that approximate fair value. Such assets and liabilities include: cash and cash equivalents, cash and securities segregated for regulatory purposes, marketable investments and long-term investments, securities purchased under agreements to resell and securities sold under agreements to repurchase, securities owned and securities sold, not yet purchased, swaps and other contractual agreements, receivables and payables, and other short-term borrowings and payables (also see discussion in Note 2).

The fair value of certain of the Company’s other assets and liabilities are disclosed below.

Subordinated Loans—The Company’s subordinated loans are recorded at historical amounts. The fair value of the Company’s subordinated loans was estimated using a discounted cash flow analysis based

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

on the Company’s current borrowing rates for similar types of borrowing arrangements. At December 31, 2004, the carrying value of the Company’s subordinated loans approximated fair value.

Mandatorily Redeemable Preferred Stock—The Company’s mandatorily redeemable preferred stock is recorded at $100,000 which approximates fair value. The fair value was estimated using a discounted cash flow analysis based on the Company’s current borrowing rates for similar types of borrowing arrangements and the Company’s ability to redeem the preferred stock at its option. At December 31, 2003 and 2004, the estimated fair value of the Company’s mandatorily redeemable preferred stock approximated the carrying value.

18.    SUBSEQUENT EVENTS

Initial Public Offering—It is currently contemplated that the Company will cause Lazard Ltd, a Bermuda company, to proceed with an initial public offering involving a portion of the Company’s business as well as certain additional financing transactions. The historical consolidated financial statements reflect the historical results of operations and financial position of the Company, including the separated businesses, for all years presented. Accordingly, the historical financial statements do not reflect what the results of operations and financial position of Lazard Ltd or the Company would have been had these companies been stand-alone, public companies for the years presented. Specifically, the historical results of operations do not give effect to the following matters:

•	The separation of the Company’s Capital Markets and Other activities, which consists of equity, fixed income and convertibles sales and trading, broking, research and underwriting services, merchant banking fund management activities outside of France and specified non-operating assets and liabilities.

•	Payment for services rendered by the Company’s managing directors, which, as a result of the Company operating as a limited liability company, historically has been accounted for as distributions from members’ capital, or in some cases as minority interest, rather than as compensation and benefits expense. As a result, the Company’s operating income historically has not reflected payments for services rendered by its managing directors. After this offering, Lazard Ltd will include all payments for services rendered by its managing directors in compensation and benefits expense.

•	U.S. corporate federal income taxes, since the Company has operated in the U.S. as a limited liability company that was treated as a partnership for U.S. federal income tax purposes. As a result, the Company’s income has not been subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners. Outside the U.S., the Company historically has operated principally through subsidiary corporations and has been subject to local income taxes. Income taxes shown on the Company’s historical consolidated statements of income are attributable to taxes incurred in non-U.S. entities and to UBT attributable to the Company’s operations apportioned to New York City.

In addition, the business alliance agreement to be entered into between the Company and LFCM Holdings LLC, a newly-formed Delaware limited liability company that will hold the business to be separated from Lazard Group in connection with the initial public offering, or “LFCM Holdings,” will grant the Company the option to acquire the North American and European fund management activities of Lazard Alternative Investments Holdings LLC (“LAI”), the subsidiary of LFCM Holdings that will own and operate all of LFCM Holdings’ merchant banking activities, exercisable at any time prior to

LAZARD LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise noted)

the ninth anniversary of the consummation of this offering for a total price of $10,000. The option may be exercised by Lazard Group in two parts, consisting of an $8,000 option to purchase the North American merchant banking activities and a $2,000 option to purchase the European merchant banking activities. LAI’s merchant banking activities initially will consist of the merchant banking management and general partner entities, together with the Company’s direct investments in related funds, that were transferred to LFCM Holdings pursuant to or in anticipation of the separation.

On February 25, 2005, Lazard Group formed a new private equity fund, Corporate Partners II Limited, with $1 billion of institutional capital commitments and a $100 million capital commitment from Lazard Group through 2010. Pursuant to the master separation and business alliance agreements, following the completion of the separation, this fund will be managed by a subsidiary of LFCM Holdings, and Lazard Group will retain a capital commitment to the fund and will be entitled to receive the carried interest distributions made by the fund (other than the carried interest distributions made to investment professionals who manage the fund).

The business alliance agreement will provide the Company with certain governance rights with respect to LAI and provide for support by LFCM Holdings of the business of LAI. With respect to historic investments and funds transferred to LFCM Holdings as part of the separation, profits realized prior to the option exercise would be for the account of LFCM Holdings whereas profits realized after the exercise of the option would be for the account of Lazard Group. Lazard Group intends to invest capital in future funds to be managed by LFCM Holdings’ subsidiaries and will be entitled to receive incentive fee payments from such funds, as well as profits related to such investments, if any, irrespective of whether it exercises its purchase option.

If the initial public offering and additional financing transactions are consummated, the Company intends to use the net proceeds primarily to (i) redeem membership interests held by the historical partners based on their total capital, including preferences (Note 12), (ii) capitalize the separated businesses, and (iii) repay the 7.53% Senior Notes due 2011 in aggregate principal amount of $50,000 (Note 8).

Panmure Gordon—On February 1, 2005, Lazard Group announced that it had entered into a non-binding memorandum of understanding with Durlacher Corporation PLC, an unaffiliated U.K. broking firm focused on the small and mid cap sector, for the acquisition by Durlacher of Panmure Gordon. The Company expects that if consummated, the combined company would be owned one-third by former Durlacher stockholders, one-third by the Company (or upon completion of the separation, LFCM Holdings) and one-third by the employees of the combined company. The transaction is subject to entry into definitive agreements and customary closing conditions, including approval of the Durlacher stockholders. Pursuant to the terms of a letter agreement, Lazard Group and LFCM Holdings will share any cash proceeds to be derived from the sale of Panmure Gordon to Durlacher if the separation is completed and such sale occurs within six months of the date of the letter agreement.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including May 29, 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

34,183,162 Shares

Lazard Ltd

Class A Common Stock

Goldman, Sachs & Co.

Citigroup

Lazard

Merrill Lynch & Co.

Morgan Stanley

Credit Suisse First Boston

JPMorgan